Exhibit 99.2

As submitted confidentially to the Securities and Exchange Commission on July 11, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Trulia, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7379	20-2958261
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

116 New Montgomery Street, Suite 300

San Francisco, California 94105

415.648.4358

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Peter Flint

Chief Executive Officer

Trulia, Inc.

116 New Montgomery Street, Suite 300

San Francisco, California 94105

415.648.4358

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Segre, Esq. Rezwan D. Pavri, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 650.493.9300	Scott Darling, Esq. Vice President & General Counsel Trulia, Inc. 116 New Montgomery Street, Suite 300 San Francisco, California 94105 415.648.4358	Richard A. Kline, Esq. Anthony J. McCusker, Esq. Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, California 94025 650.752.3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.00001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover overallotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated                     , 2012

             Shares

Common Stock

This is an initial public offering of shares of common stock of Trulia, Inc.

Trulia is offering              shares to be sold in this offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $          and $         . Trulia intends to apply to list the common stock on                     under the symbol “TRLA.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Risk Factors” on page 13 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Trulia	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from Trulia at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares on or about                     , 2012.

J.P. Morgan	Deutsche Bank Securities

RBC Capital Markets	Needham & Company	William Blair

Prospectus dated                     , 2012

Prospectus

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

-i-

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Trulia,” “the company,” “we,” “us,” and “our” in this prospectus refer to Trulia, Inc.

Overview

Trulia is redefining the home search experience for consumers and changing the way that real estate professionals build their businesses. Our marketplace, delivered through the web and mobile applications, gives consumers powerful tools to research homes and neighborhoods and enables real estate professionals to efficiently market their listings and attract new clients. We believe we deliver the best home search experience by combining our superior user interface with our comprehensive database of real estate properties, local insights, and user-generated content. We offer free and subscription products that provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence. In the three months ended March 31, 2012, we had 20.6 million monthly unique visitors. As of March 31, 2012, we had more than 300,000 active real estate professionals in our marketplace, 19,639 of whom were paying subscribers.

We empower consumers to make more informed housing decisions by delivering the “inside scoop” on homes, neighborhoods, and real estate professionals through an intuitive and engaging user experience. Our large, continually refreshed, and searchable database contains more than 110 million properties, including 4.5 million homes for sale and rent. We supplement listings data with local information on schools, crime, and neighborhood amenities to provide unique insights into each community. In addition, we harness rich, insightful user-generated content from our active community of contributors, which includes consumers, local enthusiasts, and real estate professionals. With more than 5 million unique user contributions, we believe we have the largest collection of user-generated content on homes, neighborhoods, and real estate professionals.

We enable real estate professionals to better promote themselves and their listings and connect with transaction-ready consumers through our online and mobile marketing products. Our free products allow real estate professionals to build their personal brand by creating an online profile, contributing content to our marketplace, leveraging social media for endorsements, and establishing their presence through mobile features such as “check-ins.” Our subscription products enable real estate professionals to increase their visibility, promote their listings in search results, target mobile users, and generate more highly qualified leads from our large audience of transaction-ready consumers. We believe that our audience is highly motivated and ready to purchase homes, as supported by our surveys in which 76% of respondents contacting real estate professionals through our marketplace indicated that they are planning to move in the next six months, and in which almost half stated that they are pre-qualified for a mortgage. We believe that the combination of our compelling solution with our transaction-ready audience results in a high return on investment for real estate professionals who purchase our subscription products.

We benefit from powerful network effects and a vibrant user community. Consumers contribute content by posting questions, reviewing neighborhoods, and writing agent recommendations. Real estate professionals, seeking to connect with our consumers, engage in our community by sharing local knowledge, answering consumers’ questions, and contributing content to our marketplace. The breadth and quality of user-generated content contributed to our marketplace has helped to build our brand, deepen the engagement of our existing users, and attract more users.

We are a leading mobile platform for the home search process and mobile devices are increasingly critical to consumers and real estate professionals. We have introduced iPhone, iPad, Android, and Kindle applications that provide tailored mobile experiences, which has led to rapid growth in mobile use of our solution. In the three months ended March 31, 2012, we had over 3.8 million mobile monthly unique visitors, an increase of 236% over the same period in 2011. In addition, our mobile users are even more engaged than our web users and are twice as likely as our web users to contact real estate professionals.

Our online marketplace is experiencing rapid growth. Monthly unique visitors to our marketplace increased from 4.7 million in the three months ended March 31, 2009 to 20.6 million in the three months ended March 31, 2012, and our subscribers increased from 1,550 as of March 31, 2009 to 19,639 as of March 31, 2012. We generate revenue primarily from sales of subscription products to real estate professionals. We also generate revenue from display advertising sold to leading real estate and consumer brand advertisers seeking to reach our attractive audience. In the years ended December 31, 2009, 2010, and 2011, and the three months ended March 31, 2012, we generated revenue of $10.3 million, $19.8 million, $38.5 million, and $12.2 million, respectively. During the same period, we had net losses of $7.0 million, $3.8 million, $6.2 million, and $4.2 million, respectively.

Industry and Challenges

The residential real estate industry, which we estimate accounts for more than a trillion dollars in annual spending in the United States, is undergoing a profound transformation. Technology is changing the way that consumers search for homes and the way in which real estate professionals attract clients and build their businesses. In addition, the recent unprecedented downturn in the housing market is causing real estate professionals to seek more effective ways to market themselves and achieve a greater return on their marketing investment. These trends present significant opportunities to capitalize on shifts in behavior.

Historically, consumers lacked readily available access to detailed and comprehensive information essential to making housing decisions, relying instead on disparate sources of information such as real estate professionals, local newspapers, and word of mouth. Over time, more information has become available online and, as a result, the Internet has become a primary source of research for housing decisions. According to a November 2011 survey by the National Association of Realtors, a trade organization for real estate professionals, 88% of home buyers used the Internet to research homes. Additionally, the use of mobile devices for home searches has become more prevalent. According to a 2012 survey by The Real Estate Book, a real estate website, 52% of respondents reported using a mobile device to look for homes, with 85% of non-users stating that they would consider using a mobile device for their next search.

As consumers increasingly research homes online, real estate professionals are shifting their marketing expenditures online to reach prospective clients. While initially these real estate professionals focused their spending on email, search, and creating websites with listings, now these professionals are increasingly using online real estate marketplaces to generate leads.

With technology driving the home search process online, consumers, real estate professionals, and advertisers face distinct challenges. Consumers are challenged to effectively compile and use fragmented information, gain local insights, and obtain information on the go. Real estate professionals are challenged to reach today’s online consumers, target the right leads, manage their businesses while on the go, and optimize their marketing spend. Advertisers are challenged to efficiently reach the right consumers while maximizing the effectiveness of their advertising.

Market Opportunity

We believe that there are significant opportunities to address the challenges faced by consumers, real estate professionals, and advertisers. Borrell Associates, Inc., an advertising research and consulting firm, estimated in a May 2011 industry paper that $21.8 billion would be spent in 2011 on real estate-related marketing in the United States. According to a November 2011 survey by the National Association of Realtors, 88% of home buyers used the Internet to research homes. However, according to the Borrell Associates report, only 42% of the real estate marketing dollars in the United States were projected to be spent online in 2011. We believe that there is a disconnect between where marketing dollars are spent and where consumers research homes. Therefore, we expect that real estate-related marketing spend will continue to migrate online from traditional channels.

The Trulia Marketplace

Our marketplace provides the following key benefits for consumers, real estate professionals, and advertisers:

Key benefits for consumers

•

Large, continually refreshed, searchable database of homes for sale and rent. We provide consumers with access to a large, continually refreshed, and searchable database of properties. We enable consumers to customize their searches with property-specific filters to obtain up-to-date listings that are rich with property facts, price, and sale data.

•

Trusted insights, social recommendations, and proprietary analytics that provide local context. We provide consumers with local insights, critical to a successful home search, not available elsewhere on an easy to use and comprehensive basis. These insights include information about schools, crime, neighborhood amenities, and real estate professionals.

•

Anytime and anywhere access. Our marketplace is accessible anytime and anywhere on the web and on major mobile platforms. Since the introduction of our first mobile application in 2008, mobile use of our marketplace has grown rapidly.

Key benefits for real estate professionals

•

Broad reach to transaction-ready consumers. We provide real estate professionals the ability to connect with our large audience of transaction-ready consumers at scale on the web and through our mobile applications. We believe that a large portion of consumers using Trulia do not use other real estate websites, and that this enables real estate professionals on Trulia to effectively identify and market themselves to consumers that they cannot find anywhere else.

•

Products that boost presence and deliver high-quality leads. Our free products enable real estate professionals to create and manage an online profile, promote their personal brand with consumers by contributing content to our marketplace, and leverage social media for endorsements. Our subscription products enable real estate professionals to boost their visibility, promote their listings in search results, and generate more high-quality leads from potential home buyers.

•

Anytime and anywhere access to critical information and tools. We offer mobile applications designed specifically for real estate professionals to take their business on the go. Using our mobile applications, real estate professionals can access critical information that they need to conduct their business, including listings details, contacts, driving directions, and local information about neighborhoods.

•	Significant return on investment. We believe that our subscription products deliver a high return on investment to real estate professionals.

Key benefits for advertisers

•

Attractive audience. We believe our audience is highly attractive to consumer brand advertisers. A substantial portion of our audience is either college educated, has a household income above $75,000, or is in the 25 to 54 age group. U.S. consumers with these characteristics tend to spend more of their annual income on home maintenance, insurance, household furnishings, apparel and services, and entertainment than the average consumer, according to the Bureau of Labor Statistics 2010 Consumer Expenditure Survey, which makes our audience attractive for consumer brand advertisers.

•

Display advertising products that efficiently reach target consumers. We enable our advertisers to reach segments of our audience that are attractive to them. Advertisers benefit from improved reach, impact, relevancy, and measurement of their marketing campaigns in our marketplace.

Our Strengths

We believe that our competitive advantage reflects the following strengths:

•

We deliver the “inside scoop.” We have an industry-leading marketplace that provides consumers with powerful tools and unique content that together deliver valuable insights into homes, neighborhoods, and real estate professionals. For example, our crime heat maps provide consumers with a view into neighborhood safety and our Facebook integration gives consumers recommendations on real estate professionals from people in their social network. Through our Trulia Voices forum, we also provide consumers with local content from our community of contributors, including consumers, local enthusiasts, and real estate professionals.

•

Superior products and user experience. We believe we have the best products in the industry for consumers and real estate professionals. We invest significant resources into technology development and product design to create a superior user interface that provides compelling features and rich functionality for our users.

•

Large, differentiated, transaction-ready audience. Our website and mobile applications have attracted 20.6 million monthly unique visitors in the three months ended March 31, 2012 and, based on data from comScore, Inc., a marketing research company, a significant portion of our visitors do not visit our primary competitors’ websites. For instance, according to comScore, in June 2012, 56% of our audience did not visit Zillow.com. We believe that our audience is highly motivated and ready to purchase homes, as supported by our surveys in which 76% of respondents contacting real estate professionals through our marketplace are planning to move in the next six months, and in which almost half stated that they are pre-qualified for a mortgage.

•

Strong mobile monetization. We believe that we are one of the few companies that is monetizing its mobile products at a higher rate than web products. We sell our subscription products for mobile devices at prices that yield a higher effective price-per-lead than our similar products that are not focused on mobile devices. In addition, our users exhibit even higher levels of engagement with our mobile products than with our website and consumers are twice as likely to contact real estate professionals through our mobile applications as our website.

•

Better ROI for real estate professionals. We believe our subscription products provide compelling value and a better return on investment than other marketing channels. On average, paying subscribers receive more than five times the number of monthly leads compared to real estate professionals who only use our free products.

•

Powerful network effects driven by unique content. We benefit from a self-reinforcing network effect that helps build our brand, drives user engagement in our marketplace, and attracts more users to our website and mobile applications. Consumers post questions in our marketplace, attracting real estate professionals who add more content by answering these questions, which in turn attracts more consumers to our marketplace.

•

Big data and analytics platform. We employ proprietary advanced analytics and heuristics capabilities to aggregate, filter, and analyze large amounts of data from disparate sources that we have cultivated over the years. Our expertise in handling large amounts of externally-sourced data and combining it with user activity data collected from our marketplace allows us to improve the user experience by developing innovative new tools and new functionality.

Our Strategy

Our goal is to build the leading online real estate marketplace. We intend to focus on the following key strategies in pursuit of our goal:

•

Expand our audience and increase user engagement. We intend to grow our large, transaction-ready audience by continuing to offer superior products for consumers. We plan to continuously enhance and refresh our database of homes, partner with third parties to add new and relevant local content, and encourage our users to contribute useful content. We also plan to develop new features and tools that deepen our users’ engagement with our website and mobile applications, and to promote and foster interaction in our vibrant user community.

•

Grow the number of real estate professionals in our marketplace. We intend to further penetrate the large base of more than 2.8 million real estate professionals in the United States by communicating the value proposition of our free and subscription products, growing our audience of transaction-ready consumers, and creating additional products.

•	Increase revenue. We plan to increase our revenue by selling more subscription and advertising products and by optimizing our pricing.

•

Increase brand awareness. We have built a leading real estate and consumer brand with limited marketing spend to date. We plan to continue to grow our brand by providing our users with superior and innovative products.

•

Pursue adjacent opportunities. We plan to pursue opportunities in a number of large adjacent markets, such as rentals, mortgages, home improvement, and agent tools, and to expand our business internationally.

Risks Associated with Our Business

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. Some of these risks are:

•	We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects.

•	We have a history of losses and we may not achieve or maintain profitability in the future.

•	Real estate professionals may not continue to subscribe to our products, we may be unable to attract new subscribers, and we may not be able to optimize the pricing of our products.

•	Advertisers may reduce or end their advertising spending with us or we may be unable to attract new advertisers.

•	We may not be able to obtain comprehensive and accurate real estate listing information.

•	We may not be able to continue to innovate and provide useful products.

•	We participate in a highly competitive market.

Corporate Information

Trulia, Inc. was incorporated in Delaware in June 2005. Our principal executive offices are located at 116 New Montgomery Street, Suite 300, San Francisco, California 94105, and our telephone number is (415) 648-4358. Our website address is www.trulia.com. In addition, we maintain a Facebook page at www.facebook.com/trulia and a twitter feed at www.twitter.com/trulia. Information contained on, or that can be accessed through, our website, Facebook page or twitter feed does not constitute part of this prospectus and inclusions of our website address, Facebook page address and twitter feed address in this prospectus are inactive textual references only.

“Trulia” is our registered trademark in the United States and in certain other jurisdictions. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based upon an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds of this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies, or other assets. See the section titled “Use of Proceeds” for additional information.

Concentration of Ownership	Upon completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares of common stock.

Proposed trading symbol	“TRLA”

The number of shares of common stock that will be outstanding after this offering is based on 63,811,486 shares outstanding as of March 31, 2012, and excludes:

•	10,051,678 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of March 31, 2012, with a weighted average exercise price of $1.29 per share;

•	574,500 shares of common stock issuable upon the exercise of options to purchase common stock granted after March 31, 2012, with a weighted average exercise price of $4.25 per share;

•	133,940 shares of common stock issuable upon the exercise of a warrant to purchase common stock that was outstanding as of March 31, 2012, with an exercise price of $1.43 per share;

•

Up to 362,883 shares of common stock, on an as-converted basis, issuable upon the exercise of a warrant to purchase convertible preferred stock that was outstanding as of March 31, 2012, with an exercise price of $2.82 per share, of which 168,164 shares were exercisable as of March 31, 2012; and

•

             shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan, which will become effective upon completion of this offering, and which contains provisions that automatically increase its share reserve each year.

Except as otherwise indicated, all information in this prospectus assumes:

•

the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 42,484,344 shares of common stock, the conversion of which will occur upon the effectiveness of the registration statement of which this prospectus forms a part;

•	a -for- split of our common stock, which will occur prior to the effectiveness of the registration statement of which this prospectus forms a part;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us in this offering.

SUMMARY FINANCIAL AND OTHER DATA

The following tables summarize our historical financial and other data. We have derived the summary statement of operations data for the years ended December 31, 2009, 2010, and 2011 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statement of operations data in the three months ended March 31, 2011 and 2012 and our balance sheet data as of March 31, 2012 from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair presentation of the financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the three months ended March 31, 2012 are not necessarily indicative of results to be expected for the full year or any other period. The following summary financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue	$10,338	$19,785	$38,518	$6,946	$12,162
Cost and operating expenses: (1)
Cost of revenue (exclusive of amortization) (2)	2,855	3,657	5,795	1,016	2,205
Technology and development	7,056	8,803	14,650	3,038	4,646
Sales and marketing	5,532	8,638	17,717	3,192	6,075
General and administrative	1,912	2,501	6,123	1,365	2,971

Total cost and operating expenses	17,355	23,599	44,285	8,611	15,897
Loss from operations	(7,017)	(3,814)	(5,767)	(1,665)	(3,735)
Interest income	55	15	17	3	3
Interest expense	(21)	(39)	(389)	(28)	(252)
Change in fair value of warrant liability	—	—	(16)	—	(216)

Loss before provision for income taxes	(6,983)	(3,838)	(6,155)	(1,690)	(4,200)
Provision for income taxes	—	—	—	—	—

Net loss attributable to common stockholders	$(6,983)	$(3,838)	$(6,155)	$(1,690)	$(4,200)

Net loss per share attributable to common stockholders, basic and diluted (3)	$(0.40)	$(0.21)	$(0.31)	$(0.09)	$(0.20)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted (3)	17,257,435	18,049,651	19,971,137	19,657,477	20,646,196

Pro forma net loss per share attributable to common stockholders, basic and diluted (3)			$(0.10)		$(0.06)

Weighted average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (3)			62,455,481		63,130,540

Other Financial Information:
Adjusted EBITDA (4)	$(5,857)	$(2,497)	$(1,787)	$(623)	$(2,473)

(1)	Stock-based compensation was allocated as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(In thousands)
Cost of revenue	$10	$8	$11	$2	$5
Technology and development	177	176	482	59	192
Sales and marketing	105	97	183	50	55
General and administrative	13	73	808	487	213

Total stock-based compensation	$305	$354	$1,484	$598	$465

(2) Amortization of product development costs was included in technology and development as follows:	$179	$366	$708	$118	$274

(3)

See Note 11 to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

(4)

See “—Non-GAAP Financial Measures” for more information and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States.

	As of March 31, 2012
	Actual	Pro Forma (1)	Pro Forma as Adjusted (2)(3)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$11,523	$11,523	$
Working capital (deficit)	(323)	190
Property and equipment, net	5,630	5,630
Total assets	24,519	24,519
Deferred revenue	7,018	7,018
Total indebtedness	9,637	9,637
Preferred stock warrant liability	513	—
Total stockholders’ equity (deficit)	(435)	78

(1)

The pro forma column in the balance sheet data table above reflects the automatic conversion of all outstanding shares of our convertible preferred stock as of March 31, 2012 into an aggregate of 42,484,344 shares of common stock which conversion will occur upon the effectiveness of the registration statement of which this prospectus forms a part, as if such conversion had occurred on March 31, 2012, and the resulting reclassification of the preferred stock warrant liability to additional paid-in capital.

(2)

The pro forma as adjusted column in the balance sheet data table above gives effect to the pro forma adjustments set forth above and the sale and issuance by us of              shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $              per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the cash and cash equivalents and short-term investments, working capital, total assets, and total stockholders’ equity (deficit) by $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the cash and cash equivalents and short-term investments, working capital, total assets, and total stockholders’ equity (deficit) by $              million assuming an initial public offering price of $              per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions payable by us.

Key Business Metrics

To analyze our business performance, determine financial forecasts, and help develop long-term strategic plans, we review the following key business metrics:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
Monthly unique visitors (in thousands)	5,206	7,935	14,776	11,980	20,585
Mobile monthly unique visitors (in thousands)	30	484	2,088	1,150	3,868
New contributions to user-generated content (in thousands)	507	1,386	1,991	492	629
Total subscribers (at period end)	4,667	10,070	16,849	12,433	19,639
Average monthly revenue per subscriber ($)	47	80	110	85	128

We count a unique visitor the first time a computer or mobile device with a unique IP address accesses our website or our mobile applications during a calendar month. If an individual accesses our website or mobile applications using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique visitor. We calculate our monthly unique visitors based on the monthly average over the applicable period. Our number of monthly unique visitors includes mobile monthly unique visitors.

For an explanation of our key business metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Key Business Metrics.”

Non-GAAP Financial Measures

Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. We define Adjusted EBITDA as net loss adjusted to exclude interest income, interest expense, depreciation and amortization, change in fair value of warrant liability, and stock-based compensation. Below, we have provided a reconciliation of Adjusted EBITDA to our net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we calculate the measure.

We include Adjusted EBITDA in this prospectus because it is an important measure upon which our management assesses our operating performance. We use Adjusted EBITDA as a key performance measure because we believe it facilitates operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of depreciation and amortization expense on our fixed assets, changes related to the fair value remeasurements of our preferred stock warrant, and the impact of stock-based compensation expense. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we also use Adjusted EBITDA for business planning purposes, to incentivize and compensate our management personnel, and in evaluating acquisition opportunities. In addition, we believe Adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies, and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures for capital equipment or other contractual commitments;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA measures differently, which reduces their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to our net loss, the most comparable GAAP measure, for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(In thousands)
Net loss attributable to common stockholders	$(6,983)	$(3,838)	$(6,155)	$(1,690)	$(4,200)
Non-GAAP adjustments:
Interest income	(55)	(15)	(17)	(3)	(3)
Interest expense	21	39	389	28	252
Depreciation and amortization	855	963	2,496	444	797
Change in fair value of warrant liability	—	—	16	—	216
Stock-based compensation	305	354	1,484	598	465

Adjusted EBITDA	$(5,857)	$(2,497)	$(1,787)	$(623)	$(2,473)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, financial condition, operating results, and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history in an evolving industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to:

•	increase the number of consumers using our website and mobile applications;

•	continue to obtain home listing information, as well as information on schools, crime, and neighborhood amenities;

•	increase the number of real estate professionals subscribing to our products;

•	increase the revenue from real estate professionals subscribing to our products;

•	increase the revenue from advertisers on our website;

•	successfully develop and deploy new features and products;

•	encourage and foster the growth of user-generated content;

•

successfully compete with other companies that are currently in, or may in the future enter, the business of providing residential real estate information online and on mobile applications, as well as with companies that provide this information offline;

•	successfully compete with existing and future providers of other forms of offline, online, and mobile advertising;

•	successfully navigate fluctuations in the real estate market;

•	effectively manage the growth of our business;

•	successfully expand our business into adjacent markets, such as rentals, mortgages, and home improvement; and

•	successfully expand internationally.

If the demand for residential real estate information online does not develop as we expect, or if we fail to address the needs of consumers, real estate professionals, or advertisers, our business will be harmed. We may not be able to successfully address these risks and difficulties, which could harm our business and cause our operating results to suffer.

We have a history of losses and we may not achieve or maintain profitability in the future.

We have not been profitable on a quarterly or annual basis since we were founded, and as of March 31, 2012, we had an accumulated deficit of $40.4 million. We expect to make significant future investments in the development and expansion of our business which may not result in increased revenue or growth. In addition, as a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will have to generate and sustain increased revenue to achieve and maintain future profitability. While our revenue has grown in recent periods, this growth may not be sustainable and we may not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including slowing demand for our products, increasing competition, weakness in the residential real estate market, as well as other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future, and this could cause the price of our common stock to decline.

If real estate professionals do not continue to subscribe to our products, or we are unable to attract new subscribers, our business and operating results would be harmed.

We rely on subscriptions purchased by real estate professionals to generate a substantial portion of our revenue. Subscriptions accounted for 32%, 47%, 58%, and 71% of our revenue in 2009, 2010, 2011, and the three months ended March 31, 2012, respectively. We offer subscriptions for periods between one month to two years, with most real estate professionals preferring to subscribe for periods shorter than 12 months.

Our ability to attract and retain real estate professionals as subscribers, and to generate subscription revenue, depends on a number of factors, including:

•	our ability to attract transaction-ready consumers to our website and mobile applications;

•	the number of consumers using our website and mobile applications;

•	the quality of the leads that we provide to our subscribers;

•	the number of leads that we provide to our subscribers;

•	the strength of the real estate market;

•	the competition for real estate professionals’ marketing dollars; and

•	the strength of our brand.

Real estate professionals may not continue to subscribe with us if we do not deliver a strong return on their investment in subscriptions, and we may not be able to replace them with new subscribers. In addition, real estate professionals sometimes do not renew their subscriptions with us because of dissatisfaction with our service. If subscribers do not renew their subscriptions with us with the same or higher subscription fees, or at all, or we are unable to attract new subscribers, our business and operating results would be harmed.

In addition, if we need to reduce our subscription fees due to competition, our business, operating results, financial condition, and prospects would suffer if we are unable to offset any reductions in our fees by increasing our number of consumers and advertisers, reducing our costs, or successfully developing and deploying new features on a timely basis.

If we are not able to optimize our pricing and increase our average revenue per subscriber, we may not be able to grow our revenue over time.

Our ability to grow revenue depends, in part, on our ability to optimize pricing and increase average monthly revenue per subscriber over time. Since launching our first subscription product in 2007, we have continued to expand our products and optimize pricing of our products. In 2009, 2010, 2011, and the three months ended March 31, 2012, our average monthly revenue per subscriber was $47, $80, $110, and $128, respectively. As we continue to optimize our pricing, real estate professionals may not accept these new prices, which may harm our business and growth prospects.

If advertisers reduce or end their advertising spending with us, or if we are unable to attract new advertisers, our business and operating results would be harmed.

Display advertising accounted for 68%, 53%, 42%, and 29% of our revenue in 2009, 2010, 2011, and the three months ended March 31, 2012, respectively. Our advertisers can generally terminate their contracts with us at any time or on very short notice. Our ability to attract and retain advertisers, and to generate advertising revenue, depends on a number of factors, including:

•	the number of consumers using our website and mobile applications;

•	our ability to continue to attract an audience that advertisers find attractive;

•	our ability to compete effectively for advertising spending with other real estate marketplaces, offline companies, and online companies;

•	the amount of spending on online advertising generally; and

•	our ability to deliver an attractive return on investment to advertisers.

We may not succeed in capturing more spending from advertisers if we are unable to demonstrate to advertisers the effectiveness of advertising in our marketplace as compared to alternatives, including traditional offline advertising media such as newspapers and magazines.

If advertisers reduce or terminate their advertising spending with us and we are unable to attract new advertisers, our revenue, business, operating results, and financial condition would be harmed. For example, although we experienced sequential increases in media revenue during each of the eight quarters ended December 31, 2011, the growth in our media revenue slowed during the year ended December 31, 2011 and our media revenue decreased in the three months ended March 31, 2012 relative to the three months ended December 31, 2011. The primary reason for the decrease in media revenue during the three months ended March 31, 2012 was the loss of a significant customer which declared bankruptcy. In our display advertising business, we also have a limited ability to resell advertising inventory in the case of a loss of a significant customer. As a result, we will sometimes encounter variances in our media revenue.

If we cannot obtain comprehensive and accurate real estate listing information, our business will suffer.

Our offerings are based on receiving current and accurate real estate listing data. We depend on, and expect to continue to depend on, relationships with various third parties to provide this data to us, including real estate listing aggregators, multiple listing services, real estate brokerages, apartment management companies, and other third parties. Many of our agreements with our listing sources are short-term agreements that may be terminated with limited or no notice. If our relationship with one or more of these parties is disrupted, the quality of the experience we provide to users would suffer.

We currently depend on a listing aggregator to provide us with a substantial portion of the unique listings in our database. While these listings are available from their original sources, it would take substantial time and effort for us to aggregate these listings from all of the original sources. Therefore, if the agreement with our largest listing aggregator is terminated, we may not be able to fully replace the listings in a timely manner or on terms favorable to us, or at all, which would adversely affect our business and operating results. In addition, as real estate brokers typically control the distribution and use of their listings, our business could suffer if real estate brokers withheld their listings from us. From time to time in the past, real estate brokers have refused to syndicate their listings to us, and we cannot assure you this will not happen in the future. If real estate brokers refuse to syndicate listings to us, the quality of our products would suffer due to the decline of timely and accurate information, which could adversely affect our business and operating results.

If use of our mobile products does not continue to grow or we are not able to successfully monetize them as we expect, our operating results could be harmed and our growth could be negatively affected.

Our future success depends in part on the continued growth in the use of our mobile products by our users and our ability to monetize them. During 2011 and in the three months ended March 31, 2012, our mobile products accounted for 14% and 19% of our total traffic, respectively. We currently monetize our mobile offerings through our Trulia Mobile Ads subscription product for real estate professionals and through the sale of display advertising on our mobile website, m.trulia.com. The use of mobile technology may not continue to grow at historical rates, and consumers may not continue to use mobile technology for real estate research. Further, mobile technology may not be accepted as a viable long-term platform for a number of reasons, including actual or perceived lack of security of information and possible disruptions of service or connectivity. In addition, traffic on our mobile applications may not continue to grow if we do not continue to innovate and introduce enhanced products on mobile platforms, or if users believe that our competitors offer superior mobile products. The growth of traffic on our mobile products may also slow or decline if our mobile applications are no longer compatible with operating systems such as iOS or Android or the devices they support. Additionally, real estate professionals and advertisers may choose to devote less of their spending to target mobile users for a number of reasons, including a perceived lack of effectiveness of display advertising on mobile devices. If use of our mobile products does not continue to grow, or if real estate professionals or advertisers decrease their spending on our mobile products, our business and operating results could be harmed.

If we do not continue to innovate and provide useful products, we may not remain competitive, and our business and financial performance could suffer.

Our success depends in part on our ability to continue to innovate. This is particularly true with respect to mobile applications, which are increasingly being used by our audience. Our competitors regularly enhance their offerings and create new offerings for consumers, real estate professionals, and others involved in the residential real estate industry. If we are unable to continue to offer innovative products or to keep pace with our competitors’ offerings, our business and operating results will suffer.

We rely on Internet search engines to drive traffic to our website, and if we fail to appear high up in the search results, our traffic would decline and our business would be adversely affected.

We depend in part on Internet search engines, such as Google, Bing, and Yahoo!, to drive traffic to our website. For example, when a user types a physical address into a search engine, we rely on a high organic search ranking of our webpages in these search results to refer the user to our website. However, our ability to maintain high organic search result rankings is not within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, overall growth in our user base could slow. Search engine providers could provide listings and other real estate information directly in search results or choose to align with our competitors. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our website through search engines could harm our business and operating results.

Our recent revenue growth rates may not be indicative of our future growth, and we may not continue to grow at our recent pace, or at all.

From 2007 to 2011, our revenue grew from $1.7 million to $38.5 million, which represents a compounded annual growth rate of approximately 119%. In the future, our revenue may not grow as rapidly as it has over the past several years. For instance, while our media revenue grew more rapidly in the year ended December 31, 2011 than the year ended December 31, 2010, our media revenue grew more slowly in the six months ended December 31, 2011 than it did in the six months ended June 30, 2011. We believe that our future revenue growth will depend, among other factors, on our ability to:

•	acquire additional subscribers and sell additional products to existing subscribers;

•	sell advertising to third parties;

•	attract a growing number of users to our website and mobile applications;

•	increase our brand awareness;

•	successfully develop and deploy new products for the residential real estate industry;

•	maximize our sales personnel’s productivity;

•	respond effectively to competitive threats;

•	successfully expand our business into adjacent markets, such as rentals, mortgages, and home improvement; and

•	successfully expand internationally.

We may not be successful in our efforts to do any of the foregoing, and any failure to be successful in these matters could materially and adversely affect our revenue growth. You should not consider our past revenue growth to be indicative of our future growth.

Our revenue and operating results could vary significantly from period to period, which could cause the market price of our common stock to decline.

We generate revenue through sales of subscriptions to real estate professionals and sales of display advertising to advertisers. Our subscription and advertising sales can be difficult to predict and may result in fluctuations in our revenue from period to period. Our revenue and operating results have fluctuated in the past, and may continue to fluctuate in the future, as a result of a variety of factors, many of which are outside of our control. As a result, comparing our revenue and operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance.

Our revenue, operating results, or both, may be affected by a number of factors, including:

•	our subscription and advertising sales, particularly large advertising campaigns;

•	fluctuations in user activity on our website and mobile applications, including as a result of seasonal variations;

•	competition and the impact of offerings and pricing policies of our competitors;

•	the effects of changes in search engine placement and prominence of our website;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure;

•	our ability to control costs, particularly those of third-party data providers;

•	our ability to reduce costs in a given period to compensate for unexpected shortfalls in revenue;

•	the timing of costs related to the development or acquisition of technologies or businesses;

•	our inability to complete or integrate efficiently any acquisitions that we may undertake;

•	our ability to collect amounts owed to us from advertisers;

•	changes in our tax rates or exposure to additional tax liabilities;

•

claims of intellectual property infringement against us and any resulting temporary or permanent injunction prohibiting us from selling our products or requirements to pay damages or expenses associated with any of those claims;

•	our ability to successfully expand in existing markets and enter new markets;

•	our ability to keep pace with changes in technology;

•	changes in government regulation affecting our business;

•	the effectiveness of our internal controls;

•	conditions in the real estate market; and

•	general economic conditions.

For example, individuals hired to join our sales team typically do not reach their maximum productivity until they have been employed for several months or more. Our fixed expenses related to the addition of personnel may not result in an increase in revenue in a given period or at all.

As a result of the foregoing factors and others discussed in this “Risk Factors” section, our operating results in one or more future periods may fail to meet or exceed our projections or the expectations of securities analysts or investors. In that event, the trading price of our common stock would likely decline.

Seasonality may cause fluctuations in our traffic, revenue, and operating results.

We generally experience seasonality in subscription revenue and display advertising due to fluctuations in traffic to our website and mobile applications. During the fourth quarter of each year, traffic to our marketplace has historically declined and our revenue has historically grown more slowly than in other quarters. Conversely, we typically experience higher growth in traffic and revenue during the spring and summer months, when consumers are more likely to buy new homes. We expect that seasonality will continue to affect traffic in our marketplace, as well as our revenue from subscriptions and advertising.

Declines in, or changes to, the real estate industry could adversely affect our business and financial performance.

Our business and financial performance are affected by the health of, and changes to, the residential real estate industry. Although we have built and grown our business during a worldwide economic downturn, home-buying patterns are sensitive to economic conditions and tend to decline or grow more slowly during these periods. A decrease in home purchases could lead to reductions in user traffic, reductions in subscriptions by real estate professionals, and a decline in marketing spend. Furthermore, online advertising products may be viewed by some existing and potential advertisers on our website and mobile applications as a lower priority, which could cause advertisers to reduce the amounts they spend on advertising, terminate their use of our products, or default on their payment obligations to us. In addition, we may become subject to rules and regulations in the real estate industry that may restrict or complicate our ability to deliver our products. These changes would harm our business and operating results.

Most recently, beginning in 2008, domestic and global economic conditions deteriorated rapidly, resulting in a dramatic slowdown in the housing market, which slowed advertising spending in the real estate industry. In addition, changes to the regulation of the real estate industry and related areas, including mortgage lending and the deductibility of home mortgage interest, may negatively affect the prevalence of home purchases. Real estate markets also may be negatively impacted by a significant natural disaster, such as earthquake, fire, flood, or other disruption. Declines or disruptions in the real estate market or increases in mortgage interest rates could reduce demand for our products and could harm our business and operating results.

We participate in a highly competitive market, and pressure from existing and new companies may adversely affect our business and operating results.

The market to provide home listings and marketing services for the residential real estate industry is highly competitive and fragmented. Homes are not typically marketed exclusively through any single channel. Consumers can access home listings and related data through more than one source. Accordingly, current and potential competitors could aggregate a set of listings similar to ours. We compete with online real estate marketplaces, such as Zillow and Realtor.com, other real estate websites, and traditional offline media. We compete to attract consumers primarily on the basis of the number and quality of listings; user experience; the breadth, depth, and relevance of insights and other content on homes, neighborhoods, and professionals; brand and reputation; and the quality of mobile products. We compete to attract real estate professionals primarily on the basis of the quality of the website and mobile products, the size and attractiveness of the consumer audience, the quality and measurability of the leads we generate, the perceived return on investment we deliver, and the effectiveness of marketing and workflow tools. We also compete for advertisers against other media, including print media, television and radio, social networks, search engines, other websites, and email marketing. We compete primarily on the basis of the size and attractiveness of the audience; pricing; and the ability to target desired audiences.

Many of our existing and potential competitors have substantial competitive advantages, such as:

•	greater scale;

•	stronger brands and greater name recognition;

•	longer operating histories;

•	more financial, research and development, sales and marketing, and other resources;

•	more extensive relationships with participants in the residential real estate industry, such as brokers, agents, and advertisers;

•	strong relationships with third-party data providers, such as multiple listing services and listing aggregators;

•	access to larger user bases; and

•	larger intellectual property portfolios.

The success of our competitors could result in fewer users visiting our website and mobile applications, the loss of subscribers and advertisers, price reductions for our subscriptions and display advertising, weaker operating results, and loss of market share. Our competitors also may be able to provide users with products that are different from or superior to those we can provide, or to provide users with a broader range of products and prices.

We expect increased competition if our market continues to expand. In addition, current or potential competitors may be acquired by third parties with greater resources than ours, which would further strengthen these current or potential competitors and enable them to compete more vigorously or broadly with us. If we are not able to compete effectively, our business and operating results will be materially and adversely affected.

If our users do not continue to contribute content or their contributions are not valuable to other users, our marketplace would be less attractive, which could negatively affect our unique visitor traffic and revenue.

Our success depends on our ability to provide consumers with the information they seek, which in turn depends in part on the content contributed by our users. We believe that one of our primary competitive advantages is the quality and quantity of the user-generated content in our marketplace, and that information is one of the main reasons consumers use our platform. If we are unable to provide consumers with the information they seek because our users do not contribute content, or because the content that they contribute is not helpful and reliable, the number of consumers visiting our website and mobile applications may decline. If we experience a decline in consumers visiting our website and using our mobile applications, real estate professionals and advertisers may not view our marketplace as attractive for their marketing expenditures, and may reduce their spending with us. Any decline in visits to our website and usage of mobile applications by consumers and any decline in spending by real estate professionals and advertisers with us would harm our business and operating results.

In addition, we monitor new contributions to user-generated content because we believe this metric is a key indicator of our user engagement and the strength of our community. In the event that the number of new contributions to user-generated content declines, this metric may provide a leading indicator of the health of our business. However, if the quantity of new contributions to user-generated content continues to increase but the quality of user-generated content declines, this metric would not capture any corresponding declines in user engagement or the strength of our community as evidenced by the lower quality of user-generated content, and such data would be of limited use in those circumstances.

Our growth depends in part on our relationship with third parties to provide us with local information.

Third parties provide us with information that we use to provide users with insights that go beyond listings, such as information about schools, crime, and neighborhood amenities. Property descriptions and sale transactions obtained via third-party data providers also inform the valuations provided by our Trulia Estimates feature. If these third-party data providers terminate their relationships with us, the information that we provide to users may be limited or the quality of the information may suffer. If we are unable to renew our agreements with these data providers on favorable terms to us or to secure alternative sources for this information, our costs may increase and our business may be harmed.

If we do not display accurate and complete information on a timely basis, our user traffic may decline, our reputation would suffer, and our business and operating results would be harmed.

We receive listing and other information provided by listing aggregators and other third parties that we include on our website and mobile applications. Our reputation with consumers depends on the accuracy and completeness of the information that we provide, although the accuracy and completeness of this data is often outside of our control. We cannot independently verify the accuracy or completeness of all of the information provided to us by third parties. If third parties provide us with inaccurate or incomplete information that we then display on our website and mobile applications, consumers may become dissatisfied with our products, our traffic may decrease, and our reputation may suffer. Real estate professionals also expect listings data and other information to be accurate and complete, and to the extent our information is incorrect or incomplete, our reputation and business relationships may suffer.

In addition, we update the listing information that we provide on our website and mobile applications on a daily basis. To the extent that we are no longer able to update information in our marketplace on a timely basis, or if consumers begin to expect updates in a more timely manner, we may be forced to make investments which allow us to update information with higher frequency. There can be no assurance that we will be able to provide information at a pace necessary to satisfy consumers in a cost-effective manner, or at all.

Growth of our business will depend on a strong brand, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of users, or our ability to increase their level of engagement.

We believe that a strong brand is necessary to continue to attract and retain consumers and, in turn, the real estate professionals and others who choose to advertise on our websites and mobile applications. We need to maintain, protect, and enhance the “Trulia” brand in order to expand our base of users and increase their engagement with our website and mobile applications. This will depend largely on our ability to continue to provide high-value, differentiated products, and we may not be able to do so effectively. While we may choose to engage in a broader marketing campaign to further promote our brand, this effort may not be successful. Furthermore, negative publicity about our company, including our content, technology, sales practices, personnel, or customer service could diminish confidence in and the use of our products, which could harm our operating results. If we are unable to maintain or enhance user and advertiser awareness of our brand cost effectively, our business, operating results, and financial condition could be harmed. In addition, our website serves as a forum for expression by our users, and if some of our users contribute inappropriate content and offend other users, our reputation could be harmed.

We rely on a small number of advertising partners for a substantial portion of our media revenue, and we are subject to risks as a result of this advertiser concentration.

In each of the years ended December 31, 2010 and 2011, the ten largest advertising partners for the respective period accounted for more than 50% of our media revenue. For the three months ended March 31, 2012, the ten largest advertising partners in that period accounted for more than 70% of our media revenue.

One of our growth strategies is to increase the amount large advertisers spend in our marketplace, and we expect this revenue concentration to continue. If one or more of these large advertisers were to decrease or discontinue advertising with us, our business and operating results will be adversely affected.

Our operating results may be adversely affected by a failure to collect amounts owed to us by advertisers.

We often run display advertisements in our marketplace prior to receiving payment from an advertiser, which makes us subject to credit risks. In the past, certain advertisers have been unable to pay us due to bankruptcy or other reasons, and we cannot assure you that we will not experience collection issues in the future. If we have difficulty collecting amounts owed to us by advertisers, or fail to collect these amounts at all, our results of operations and financial condition would be adversely affected.

We depend on our talented personnel to grow and operate our business, and if we are unable to hire, retain, manage, and motivate our personnel, or if our new personnel do not perform as we anticipate, we may not be able to grow effectively.

Our future success will depend upon our continued ability to identify, hire, develop, motivate, and retain talented personnel. We may not be able to retain the services of any of our employees or other members of senior management in the future. We do not have employment agreements other than offer letters with any key employee, and we do not maintain key person life insurance for any employee. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute our plans and strategies, our business could be harmed.

Our growth strategy also depends on our ability to expand our organization by hiring high-quality personnel. Identifying, recruiting, training, integrating, managing, and motivating talented individuals will require significant time, expense, and attention. Competition for talent is intense, particularly in the San Francisco Bay Area, where our headquarters is located. If we are not able to effectively recruit and retain our talent, our business and our ability to achieve our strategic objectives would be harmed.

Growth may place significant demands on our management and our infrastructure.

We have experienced substantial growth in our business that has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure. The expansion of our systems and infrastructure will require us to commit substantial financial, operational, and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Continued growth could also strain our ability to maintain reliable service levels for our users and advertisers, develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, and recruit, train, and retain highly skilled personnel.

Our products are accessed by a large number of users often at the same time. If the use of our marketplace continues to expand, we may not be able to scale our technology to accommodate increased capacity requirements, which may result in interruptions or delays in service. The failure of our systems and operations to meet our capacity requirements could result in interruptions or delays in service or impede our ability to scale our operations.

Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results, and financial condition would be harmed.

A significant disruption in service on our website or of our mobile applications could damage our reputation and result in a loss of users of our products and of advertisers, which could harm our business, operating results, and financial condition.

Our brand, reputation, and ability to attract users and advertisers depend on the reliable performance of our network infrastructure and content delivery. We may experience significant interruptions with our systems in the future. Interruptions in these systems, whether due to system failures, computer viruses, or physical or electronic break-ins, could affect the security or availability of our products on our website and mobile applications, and prevent or inhibit the ability of users to access our products. Problems with the reliability or security of our systems could harm our reputation, result in a loss of users of our products and of advertisers, and result in additional costs.

Substantially all of the communications, network, and computer hardware used to operate our website and mobile applications is located at a single colocation facility in Santa Clara, California. While we have made investments to back up our system in the event of a disruption involving this facility, our systems are not fully redundant. In addition, we do not own or control the operation of this facility. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes, and similar events. The occurrence of any of these events could result in damage to our systems and hardware or could cause them to fail.

Problems faced by our third-party web hosting providers could adversely affect the experience of our users. Our third-party web hosting providers could close their facilities without adequate notice. Any financial difficulties, up to and including bankruptcy, faced by our third-party web hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party web hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.

Any errors, defects, disruptions, or other performance or reliability problems with our network operations could cause interruptions in access to our products as well as delays and additional expense in arranging new facilities and services and could harm our reputation, business, operating results, and financial condition.

Our failure to protect confidential information of our users against security breaches could damage our reputation and brand and harm our business and operating results.

We maintain sensitive information provided by users and advertisers. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including personally identifiable information and credit card numbers. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. If we are unable to maintain the security of confidential information that is provided to us by our users, our reputation and brand could be harmed and we may be exposed to a risk of loss or litigation and possible liability, any of which could harm our business and operating results.

Failure to adequately protect our intellectual property could harm our business and operating results.

Our business depends on our intellectual property, the protection of which is crucial to the success of our business. We rely on a combination of patent, trademark, trade secret, and copyright law and contractual restrictions to protect our intellectual property. In addition, we attempt to protect our intellectual property, technology, and confidential information by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property, or technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software, and functionality or obtain and use information that we consider proprietary.

We have registered “Trulia” as a trademark in the United States, the European Union and Canada. Competitors may adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term “Trulia.”

We currently hold the “Trulia.com” Internet domain name and various other related domain names. The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all domain names that use the name Trulia.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could harm our business and operating results.

Intellectual property infringement assertions by third parties could result in significant costs and harm our business and operating results.

Other parties have asserted, and may in the future assert, that we have infringed their intellectual property rights. Such litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence. We could also be required to pay damages in an unspecified amount. For example, in September 2011, we entered into a settlement agreement with CIVIX-DDI LLC, or CIVIX, relating to a claim by CIVIX that we infringed two CIVIX patents relating to searching and locating real estate. Under the settlement agreement, we agreed to pay CIVIX to settle the litigation.

Furthermore, we cannot predict whether assertions of third-party intellectual property rights or claims arising from such assertions will substantially harm our business and operating results. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in our favor, may result in costly litigation and diversion of technical and management personnel. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s patent or copyright rights; cease making, licensing or using products that are alleged to incorporate the intellectual property of others; expend additional development resources to redesign our products; and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property which would require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could harm our business, operating results, financial condition, and reputation.

Valuation and other proprietary data may be subject to disputes.

We provide data that is relevant to the decision to purchase a home and some of this data is subject to revision, interpretation, or dispute. For example, our Trulia Estimate tool provides users with home valuations and is based on algorithms we have developed to analyze third-party data. We revise our algorithms regularly, which may cause valuations to differ from those previously provided. Consumers and real estate professionals sometimes disagree with our estimates. Any such variation in or disagreements about the estimates that we present could result in negative user feedback, harm our reputation, or lead to legal disputes.

We are subject to payments-related risks.

We accept payments using a variety of methods, including credit and debit cards. For certain payment methods, including credit and debit cards, we pay bank interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide payment processing services, including the processing of credit and debit cards and our business would be disrupted if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers or facilitate other types of online payments, and our business and operating results could be adversely affected.

Our business is subject to a variety of state and federal laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of federal and state laws, including laws regarding data retention, privacy, and consumer protection, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. Changes to existing laws or regulations or the adoption of new laws or regulations could negatively affect our business. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

Our business may be adversely affected if we encounter difficulties as we implement an enterprise resource planning system.

We are in the process of evaluating enterprise resource planning, or ERP, systems for our company, and we plan to begin implementing an ERP system during 2012. An ERP system would combine and streamline the management of our financial, accounting, human resources, sales and marketing and other functions, enabling us to more effectively manage operations and track performance. However, any ERP system that we implement will require us to complete numerous processes and procedures for the effective use of this system or with running our business using this system, which may result in substantial costs, and we have limited experience in conducting such an implementation. Until we have completed the implementation of an ERP system and have experience with its operation, the implementation of the new ERP system poses a risk to our disclosure controls, internal control over financial reporting, and business operations. Any disruptions or difficulties in implementing this system could adversely affect our controls and harm our business, including our ability to forecast or make sales and collect our receivables. Moreover, such disruption or difficulties could result in unanticipated costs or expenditures and diversion of management’s attention and resources.

If we fail to remediate deficiencies in our internal control over financial reporting or are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy, and timeliness of our financial reporting may be adversely affected.

In connection with the audits of our financial statements for 2009, 2010, and 2011, we identified a material weakness in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that we identified resulted from a lack of sufficient number of qualified personnel within our accounting function that possessed an appropriate level of expertise to effectively perform the following functions:

•	identify, select, and apply GAAP sufficiently to provide reasonable assurance that transactions were being appropriately recorded; and

•

design control activities over the financial flows and reporting processes necessary to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

We are taking numerous steps that we believe will address the underlying causes of the control deficiencies described above, primarily through the hiring of additional accounting and finance personnel with technical accounting and financial reporting experience, development and implementation of policies, and improved processes and documented procedures. If we fail to effectively remediate deficiencies in our control environment or are unable to implement and maintain effective internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law or exchange regulations.

Even if we are able to report our financial statements accurately and in a timely manner, if we do not make all necessary improvements to address the material weakness, continued disclosure of a material weakness will be required in future filings with the Securities and Exchange Commission, or SEC, which could cause our reputation to be harmed and our stock price to decline.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, in addition to those discussed above, may have been identified. In addition, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, and as such we may elect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until we cease to be an “emerging growth company.” See “—We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors,” for additional risks relating to our “emerging growth company” status.

Complying with the laws and regulations affecting public companies will increase our costs and the demands on management and could harm our operating results.

As a public company and particularly after we cease to be an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and                     , impose various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning with the year ending December 31, 2013, we will need to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our compliance with all applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on internal control from our independent registered public accounting firm.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years following the completion of this offering, although, if we have more than $1.0 billion in annual revenue, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, we would cease to be an “emerging growth company” as of the following December 31. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We have pledged substantially all of our assets to secure indebtedness.

On September 15, 2011, we entered into a loan and security agreement with Hercules Technology Growth Capital, Inc., or Hercules, providing for a secured term loan facility, or the credit facility, in an aggregate principal amount of up to $20.0 million to be used for general business purposes. Indebtedness we incur under this agreement is secured by substantially all of our assets. This agreement contains customary affirmative and negative covenants, including covenants that limit or restrict our ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets, merge or consolidate, and make acquisitions. In May 2012, we failed to comply with the covenant that required delivery of audited financial statements for the year ended December 31, 2011 within the time period set forth in the credit facility. Hercules granted a waiver arising from our failure to comply with this reporting covenant. If we default on our obligations under this agreement, Hercules may foreclose on our assets to repay our outstanding obligations to Hercules, which would materially and adversely impact our business. As of March 31, 2012, we had drawn $10.0 million in term loans under the credit facility, and an additional $10.0 million in term loans remained available to be drawn, subject to the terms and conditions of the credit facility. If we default on payments due pursuant to the credit facility and are forced to sell assets to satisfy these obligations, our business would be materially and adversely affected.

Our operating results may be harmed if we are required to collect sales taxes for our products.

There is general uncertainty in the industry about the obligation of Internet-based businesses to collect and remit sales taxes in jurisdictions where their commerce is solely virtual. In the current climate, it is possible that one or more states or countries could seek to impose sales or other tax collection obligations on us or our subscribers with regards to our products, which taxes may be applicable to past sales. A successful assertion that we should be collecting additional sales or other taxes on our products could result in substantial tax liabilities for past sales, discourage subscribers from purchasing our products, or otherwise harm our business and operating results.

If we fail to expand effectively into adjacent markets, our growth prospects could be harmed.

We intend to expand our operations into adjacent markets, such as rentals, mortgages, and home improvement, and into international geographies. We may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive environments with which we are unfamiliar and involves various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, or at all. In attempting to establish a presence in new markets, we expect to incur significant expenses and face various other challenges, such as expanding our sales force and management personnel to cover these markets.

Future acquisitions and investments could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand our products and markets, and grow our business in response to changing technologies, user, and advertiser demands, and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development, including, for example, our recent acquisition of Movity, Inc., a geographic data company. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of research and development and sales and marketing functions;

•	transition of the acquired company’s users to our website and mobile applications;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources, and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures, and policies;

•

liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, or the write-off of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing products, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business may be harmed.

Risks Related to Ownership of Our Common Stock and this Offering

Concentration of ownership among our existing executive officers, directors, and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors, and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding shares of common stock. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. These stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders, which in turn could reduce the price of our common stock.

An active, liquid, and orderly trading market for our common stock may not develop, the price of our stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares of common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. The trading price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of high technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•	announcements by us or our competitors of new products;

•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our operating results or fluctuations in our operating results;

•	actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any significant change in our management;

•	conditions in the real estate industry or changes in mortgage interest rates; and

•	general economic conditions and slow or negative growth of our markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A total of     , or     %, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on shares outstanding as of March 31, 2012, we will have              shares of common stock outstanding after this offering. Of these shares, the common stock sold in this offering will be freely tradable in the United States, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. The holders of shares of outstanding common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. After the expiration of the 180-day restricted period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from United States registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144. In addition, a portion of these shares is subject to early release under certain circumstances described in the section titled “Underwriting” in this prospectus.

Upon completion of this offering, stockholders owning an aggregate of 57,345,687 shares (including convertible shares) will be entitled, under contracts providing for registration rights, to require us to register shares of our common stock owned by them for public sale in the United States. In addition, we intend to file a registration statement to register the approximately              shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements with the representatives of the underwriters referred to above, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws, and Delaware law contain or will contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include or will include provisions:

•	creating a classified board of directors whose members serve staggered three-year terms;

•

authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

•	providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from the sale of our shares of common stock by us in this offering may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The anticipated initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $         in the net tangible book

value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed     % of the total consideration paid by our stockholders to purchase shares of common stock, in exchange for acquiring approximately     % of our total outstanding shares as of March 31, 2012 after giving effect to this offering. The exercise of outstanding stock options will result in further dilution.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, the terms of our credit facility currently prohibit us from paying cash dividends on our capital stock. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate positive cash flow, and ability to achieve and maintain profitability;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	our ability to increase the number of consumers using our website and mobile applications;

•	our ability to attract and retain real estate professionals that subscribe to our products, and to optimize the pricing for such products;

•	our ability to attract and retain advertisers that purchase display advertising on our website;

•	the continued availability of home listing and other information relevant to the real estate industry;

•	the growth in the usage of our mobile applications and our ability to successfully monetize this usage;

•	our ability to innovate and provide a superior user experience;

•	our ability to capitalize on adjacent opportunities;

•	the effects of the market for real estate and general economic conditions on our business; and

•	the attraction and retention of qualified employees and key personnel.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

This prospectus also contains statistical data, estimates, and forecasts that are based on independent industry publications, such as those published by Borrell Associates, the National Association of Realtors, and the Real

Estate Book, or other publicly available information, as well as other information based on our internal sources. Although we believe that the third-party sources referred to in this prospectus are reliable, neither we nor the underwriters have independently verified the information provided by these third parties. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $         million, based upon an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds would be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of one million in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock, and facilitate our future access to the public equity markets.

We currently intend to use the net proceeds that we will receive from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies, or other assets. We have not entered into any agreements or commitments with respect to any acquisitions or investments at this time.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. In addition, the terms of our credit facility currently prohibit us from paying cash dividends on our capital stock.

CAPITALIZATION

The following table sets forth cash and cash equivalents and short-term investments, as well as our capitalization, as of March 31, 2012 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 42,484,344 shares of common stock, which conversion will occur upon the effectiveness of the registration statement of which this prospectus forms a part, as if such conversion had occurred on March 31, 2012, and the resulting reclassification of the preferred stock warrant liability to additional paid-in capital; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of              shares of common stock in this offering, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our financial statements and related notes, and the sections titled “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of March 31, 2012
	Actual	Pro Forma	Pro Forma as Adjusted
	(In thousands, except share and per share data)
Cash and cash equivalents and short-term investments	$11,523	$11,523	$

Preferred stock warrant liability	513	—
Total debt	9,637	9,637
Stockholders’ equity (deficit):
Convertible preferred stock, par value $0.000033 per share, issuable in Series A, B, C and D: 42,897,601 shares authorized, 42,484,344 shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	1	—
Common stock, par value $0.000033 per share: 77,200,000 shares authorized, 21,327,142 shares issued and outstanding, actual; 77,200,000 shares authorized, 63,811,486 shares issued and outstanding pro forma; shares authorized, shares issued and outstanding pro forma as adjusted	1	2
Additional paid-in capital	39,967	40,480
Accumulated deficit	(40,404)	(40,404)

Total stockholders’ equity (deficit)	(435)	78

Total capitalization	$9,715	$9,715	$

If the underwriters’ option to purchase additional shares from us were exercised in full, pro forma as adjusted cash and cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and shares issued and outstanding as of March 31, 2012 would be $         million, $         million, $         million and         , respectively.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents and short-term investments, additional paid-in capital, and total stockholders’ equity (deficit) by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The pro forma and pro forma as adjusted columns in the table above exclude the following:

•	10,051,678 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of March 31, 2012, with a weighted average exercise price of $1.29 per share;

•	574,500 shares of common stock issuable upon the exercise of options to purchase common stock granted after March 31, 2012, with a weighted average exercise price of $4.25 per share;

•	133,940 shares of common stock issuable upon the exercise of a warrant to purchase common stock that was outstanding as of March 31, 2012, with an exercise price of $1.43 per share;

•

Up to 362,883 shares of common stock, on an as-converted basis, issuable upon the exercise of a warrant to purchase convertible preferred stock that was outstanding as of March 31, 2012, with an exercise price of $2.82 per share, of which 168,164 shares were exercisable as of March 31, 2012; and

•

             shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan, which will become effective upon completion of this offering, and which contains provisions that automatically increase its share reserve each year.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of March 31, 2012 was $(2.6) million, or $(0.12) per share. Our pro forma net tangible book value (deficit) as of March 31, 2012 was $(2.1) million, or $(0.03) per share, based on the total number of shares of our common stock outstanding as of March 31, 2012, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of March 31, 2012 into an aggregate of 42,484,344 shares of common stock, which conversion will occur upon the effectiveness of the registration statement of which this prospectus forms a part, and the resulting reclassification of the preferred stock warrant liability to additional paid-in capital.

After giving effect to the sale by us of              shares of common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2012 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of March 31, 2012	$(0.03)
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $        , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options or warrants to purchase common stock or convertible preferred stock are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $         per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $         per share.

The following table presents, on a pro forma as adjusted basis as of March 31, 2012, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock upon the effectiveness of the registration statement of which this prospectus forms a part, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and convertible preferred stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us at an assumed offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration				Average Price per Share
	Number	Percent		Amount		Percent
Existing stockholders	63,811,486		%		$39,968,000		%		$0.63
New investors

Totals		100%		$		100%		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options or warrants to purchase common stock or convertible preferred stock are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full from us, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of March 31, 2012 and excludes:

•	10,051,678 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of March 31, 2012, with a weighted average exercise price of $1.29 per share;

•	574,500 shares of common stock issuable upon the exercise of options to purchase common stock granted after March 31, 2012, with a weighted average exercise price of $4.25 per share;

•	133,940 shares of common stock issuable upon the exercise of a warrant to purchase common stock that was outstanding as of March 31, 2012, with an exercise price of $1.43 per share;

•

Up to 362,883 shares of common stock, on an as-converted basis, issuable upon the exercise of a warrant to purchase convertible preferred stock that was outstanding as of March 31, 2012, with an exercise price of $2.82 per share, of which 168,164 shares were exercisable as of March 31, 2012; and

•

             shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan, which will become effective upon completion of this offering, and which contains provisions that automatically increase its share reserve each year.

SELECTED FINANCIAL AND OTHER DATA

The following selected statement of operations data for the years ended December 31, 2009, 2010, and 2011 and the balance sheet data as of December 31, 2010 and 2011 have been derived from our audited financial statements included elsewhere in this prospectus. The selected statement of operations data in the three months ended March 31, 2011 and 2012 and the balance sheet data as of March 31, 2012 have been derived from our unaudited interim financial statements included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2007 and 2008 and the balance sheet data as of December 31, 2007, 2008, and 2009 have been derived from our financial statements which are not included in this prospectus. The unaudited interim financial statements reflect, in the opinion of management, all adjustments, of a normal, recurring nature that are necessary for the fair presentation of the financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the three months ended March 31, 2012 are not necessarily indicative of results to be expected for the full year or any other period. You should read the following selected financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue	$1,675	$8,066	$10,338	$19,785	$38,518	$6,946	$12,162
Cost and operating expenses: (1)
Cost of revenue (exclusive of amortization) (2)	921	2,680	2,855	3,657	5,795	1,016	2,205
Technology and development	2,464	5,202	7,056	8,803	14,650	3,038	4,646
Sales and marketing	3,480	5,194	5,532	8,638	17,717	3,192	6,075
General and administrative	2,795	3,143	1,912	2,501	6,123	1,365	2,971

Total cost and operating expenses	9,660	16,219	17,355	23,599	44,285	8,611	15,897
Loss from operations	(7,985)	(8,153)	(7,017)	(3,814)	(5,767)	(1,665)	(3,735)
Interest income	339	298	55	15	17	3	3
Interest expense	—	(11)	(21)	(39)	(389)	(28)	(252)
Change in fair value of warrant liability	—	—	—	—	(16)	—	(216)

Loss before provision for income taxes	(7,646)	(7,866)	(6,983)	(3,838)	(6,155)	(1,690)	(4,200)
Provision for income taxes	—	—	—	—	—	—	—

Net loss attributable to common stockholders	$(7,646)	$(7,866)	$(6,983)	$(3,838)	$(6,155)	$(1,690)	$(4,200)

Net loss per share attributable to common stockholders, basic and diluted (3)	$(0.47)	$(0.47)	$(0.40)	$(0.21)	$(0.31)	$(0.09)	$(0.20)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted (3)	16,178,423	16,819,012	17,257,435	18,049,651	19,971,137	19,657,477	20,646,196

Pro forma net loss per share attributable to common stockholders, basic and diluted (3)					$(0.10)		$(0.06)

Weighted average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (3)					62,455,481		63,130,540

Other Financial Information:
Adjusted EBITDA (4)	$(6,983)	$(6,890)	$(5,857)	$(2,497)	$(1,787)	$(623)	$(2,473)

(1)	Stock-based compensation was allocated as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
	(In thousands)
Cost of revenue	$13	$22	$10	$8	$11	$2	$5
Technology and development	115	166	177	176	482	59	192
Sales and marketing	73	119	105	97	183	50	55
General and administrative	485	446	13	73	808	487	213

Total stock-based compensation	$686	$753	$305	$354	$1,484	$598	$465

(2) Amortization of product development costs were included in technology and development as follows:	$301	$321	$179	$366	$708	$118	$274

(3)

See Note 11 to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

(4)

See “—Non-GAAP Financial Measures” for more information and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States, or GAAP.

	As of December 31,					As of March 31, 2012
	2007	2008	2009	2010	2011
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$6,329	$14,012	$7,587	$4,395	$11,341	$11,523
Working capital (deficit)	6,345	14,137	6,881	(132)	4,165	(323)
Property and equipment, net	730	1,131	847	3,465	5,548	5,630
Total assets	7,779	16,843	11,162	15,710	24,195	24,519
Deferred revenue	13	212	546	1,810	4,827	7,018
Total indebtedness	—	640	517	1,955	9,592	9,637
Preferred stock warrant liability	—	—	—	—	297	513
Total stockholders’ equity (deficit)	7,095	14,912	8,262	7,142	3,039	(435)

Non-GAAP Financial Measures

Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. We define Adjusted EBITDA as net loss adjusted to exclude interest income, interest expense, depreciation and amortization, change in the fair value of our warrant liability and stock-based compensation. Below, we have provided a reconciliation of Adjusted EBITDA to our net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we calculate the measure.

We include Adjusted EBITDA in this prospectus because it is an important measure upon which our management assesses our operating performance. We use Adjusted EBITDA as a key performance measure because we believe it facilitates operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of depreciation and amortization expense on our fixed assets, changes related to the fair value remeasurements of our preferred stock warrant, and the impact of stock-based compensation expense. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we also use Adjusted EBITDA for business planning purposes, to incentivize and compensate our management personnel, and in evaluating acquisition opportunities. In addition, we believe Adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies, and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures for capital equipment or other contractual commitments;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA measures differently, which reduces their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to our net loss, the most comparable GAAP measure, for each of the periods indicated:

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
	(In thousands)
Net loss attributable to common stockholders	$(7,646)	$(7,866)	$(6,983)	$(3,838)	$(6,155)	$(1,690)	$(4,200)
Non-GAAP adjustments:
Interest income	(339)	(298)	(55)	(15)	(17)	(3)	(3)
Interest expense	—	11	21	39	389	28	252
Depreciation and amortization	316	510	855	963	2,496	444	797
Change in fair value of warrant liability	—	—	—	—	16	—	216
Stock-based compensation	686	753	305	354	1,484	598	465

Adjusted EBITDA	$(6,983)	$(6,890)	$(5,857)	$(2,497)	$(1,787)	$(623)	$(2,473)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Financial and Other Data” and financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

Trulia is redefining the home search experience for consumers and changing the way that real estate professionals build their businesses. Our marketplace, delivered through the web and mobile applications, gives consumers powerful tools to research homes and neighborhoods and enables real estate professionals to efficiently market their listings and attract new clients. We believe we deliver the best home search experience by combining our superior user interface with our comprehensive database of real estate properties, local insights, and user-generated content. We offer products that provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence.

Key elements of our marketplace are extensive consumer reach, an engaged base of real estate professionals and a comprehensive database of real estate information and local insights. In the three months ended March 31, 2012, we had 20.6 million monthly unique visitors, and as of March 31, 2012, we had more than 300,000 active real estate professionals in our marketplace, 19,639 of whom were paying subscribers. Our large, continually refreshed, and searchable database contains more than 110 million properties, including 4.5 million homes for sale and rent. We supplement listings data with local information on schools, crime and neighborhood amenities to provide unique insights into each community. In addition, we harness rich, insightful user-generated content from our active community of contributors, including consumers, local enthusiasts, and real estate professionals. With more than 5 million unique user contributions, we believe we have the largest collection of user-generated content on homes, neighborhoods, and real estate professionals. We deliver this information on mobile devices through our iPhone, iPad, Android, and Kindle applications and also provide tailored mobile experiences, such as GPS-based search.

We offer our products free to consumers. We deliver the “inside scoop” on homes, neighborhoods, and real estate professionals in an intuitive and engaging way, helping consumers make more informed housing decisions. For real estate professionals, we offer a suite of free and subscription products to promote themselves and their listings online, and to connect with consumers searching for homes. Our free products attract users to our marketplace and the quality of our products drives the growth of our audience and promotes deep engagement by our users. We believe this leads real estate professionals to convert to paying subscribers and brand advertisers to purchase our advertising products.

We generate revenue primarily from sales of subscription marketing products that we offer to real estate professionals. Our Trulia Pro product allows real estate professionals to receive prominent placement of their listings in our search results. With our Trulia Local Ads and Trulia Mobile Ads products, real estate professionals can purchase local advertising on our website and mobile applications, respectively, by locale and by share of a given market. We also generate revenue from display advertising we sell to leading real estate advertisers and consumer brands seeking to reach our attractive audience. Pricing for our display advertisements is based on advertisement size and position on our web page, and fees are based on a per-impression or on a per-click basis.

To date, we have focused our efforts and investments on developing and delivering superior products and user experiences, attracting consumers and real estate professionals to our marketplace, and growing our revenue. We have invested heavily to build our robust data and analytics platform, and continue to spend significantly on technology and engineering. In 2005, we launched the initial version of our website. Since then, we have become one of the leading online real estate marketplaces in the United States by achieving key product development and business milestones that have driven our revenue and user growth, including:

•

In May 2007, we launched Trulia Voices, a forum for our users to get the “inside scoop” on what it is like to live in a neighborhood from our community of contributors, including consumers, local enthusiasts, and real estate professionals.

•	In June 2008, we launched Trulia Pro, a premium advertising product by which real estate professionals promote their listings and market themselves to consumers.

•

In August 2008, we launched our first mobile product for consumers with a home search application on the iPhone and our mobile-optimized website m.trulia.com for consumers that is available on any mobile device browser.

•	In January 2010, we launched Trulia Local Ads, allowing real estate professionals to purchase promotional display space on Trulia’s search results and property details pages.

•	In December 2010, we acquired Movity, Inc., a geographic data company, for its engineering team and its data visualization expertise.

•	In January 2011, we expanded our presence by opening a dedicated sales and customer service center in Denver, Colorado, increasing our headcount by 149 people.

•	In March 2011, we expanded our mobile products for consumers with home search applications on the iPad and Android phones.

•

In December 2011, we launched Trulia for Agents on the iPhone, a mobile application dedicated to helping real estate professionals. Key features of the application include “check-ins” and lead notifications.

•	In May 2012, we launched Trulia Mobile Ads, an innovative marketing product that allows real estate professionals to target consumers who are researching homes on mobile devices.

We have experienced rapid growth in the past three years. In the years ended December 31, 2009, 2010, and 2011, and the three months ended March 31, 2012, we generated revenue of $10.3 million, $19.8 million, $38.5 million, and $12.2 million, respectively. During the same period, we had net losses of $7.0 million, $3.8 million, $6.2 million, and $4.2 million, respectively.

Opportunities and Challenges

We believe that the growth of our business and our future success are dependent upon many factors including our ability to increase our audience size and user engagement, grow the number of subscribers in our marketplace, increase the value of our advertising products, and successfully invest in our growth. While each of these areas presents significant opportunities for us, they also pose important challenges that we must successfully address in order to sustain the growth of our business and improve our operating results.

Increase in Audience Size and User Engagement. We believe that increases in audience size and user engagement would make our marketplace more attractive to real estate professionals and advertisers which could lead to additional subscriptions, higher rates for our subscription products, more display advertising, and higher rates for display advertising. In order to increase our audience size and user engagement, we plan to continuously enhance and refresh our database of homes, to partner with third parties to add new and relevant local content, and to develop new features, tools, and products, each of which may increase our expenses. If we are not able to increase audience size and user engagement in our marketplace, we may not be able to increase the revenue from our subscription and display advertising products, and our operating results may be harmed.

Growth in the Number of Subscribers in our Marketplace. We believe that we will need to further penetrate the large base of more than 2.8 million real estate professionals in the United States in order to increase our revenues and improve our operating results. As of March 31, 2012, we had more than 300,000 active real estate professionals in our marketplace, 19,639 of whom were paying subscribers. If we are able to increase the number of paying subscribers in our marketplace, we expect that this will increase our revenue and improve our operating results. To attract additional real estate professionals to our marketplace and to encourage real estate professionals to become paying subscribers, we plan to communicate the value of our free and subscription products, to continue to offer our subscribers high-quality leads from consumers using our marketplace, to enhance and increase the ways that real estate professionals can market themselves and communicate with prospective clients in our marketplace, and to create additional value-added products to help professionals more effectively manage their leads, documents, and other key elements of their business. We expect that our expenses will increase as we take these actions to increase the number of real estate professionals in our marketplace.

Increase Value of Advertising Products. We intend to continue to increase the attractiveness of our display advertising products in order to increase advertiser demand and thereby increase the amount advertisers spend with us. We aim to increase the attractiveness of our advertising products through increasing the size of our audience and engagement of our users, improving our ability to select relevant content of interest to individual users, and improving the measurement tools available to advertisers to optimize their campaigns.

Investments for Growth. We expect to continue to invest in our marketplace, our infrastructure, and our personnel in order to drive future growth, as well as to pursue adjacent opportunities. We plan to continuously enhance and refresh our database of homes and make ongoing product enhancements intended to improve the user experience. We also expect to continue to make investments in our technical infrastructure to ensure that our growing user base can access our marketplace rapidly and reliably. In addition, we anticipate continuing to increase our headcount to ensure that our research and development function drives improvements in our marketplace and our sales and marketing function maximizes opportunities for growing our business and revenue. As part of our strategy, we also intend to invest in pursuing opportunities in large adjacent markets, such as rentals, mortgages, home improvement, and agent tools, and to expand our business internationally. We expect that these investments will increase our operating expenses, and that any increase in revenue resulting from these investments will likely trail the increase in expenses.

Key Business Metrics

To analyze our business performance, determine financial forecasts, and help develop long-term strategic plans, we review the following key business metrics:

•

Monthly Unique Visitors. We count a unique visitor the first time a computer or mobile device with a unique IP address accesses our website or our mobile applications during a calendar month. If an individual accesses our website or mobile applications using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique visitor. Our number of monthly unique visitors includes mobile monthly unique visitors. We calculate our monthly unique visitors based on the monthly average over the applicable period. We view monthly unique visitors as a key indicator of the growth in our business and audience reach, the quality of our products, and the strength of our brand awareness. In the three months ended March 31, 2012, the number of monthly unique visitors increased to 20.6 million from 12.0 million in the three months ended March 31, 2011, a 72% increase. We attribute the growth in our monthly unique visitors principally to our increasing brand awareness, the popularity of our mobile products and the overall industry trend of more consumers using the web and mobile applications to research housing decisions.

•

Mobile Monthly Unique Visitors. We count a unique mobile visitor the first time a mobile device with a unique IP address accesses our website or our mobile applications during a calendar month. We calculate our mobile monthly unique visitors based on the monthly average over the applicable period. These mobile monthly unique visitors are included in the monthly unique visitors metric. We view mobile monthly unique visitors as a key indicator of the growth in our business and audience reach, and believe that having more unique visitors using our mobile applications will drive faster growth in our revenue. We plan to expand our mobile products to support our rapidly growing mobile user base.

In the three months ended March 31, 2012, the number of mobile monthly unique visitors increased to 3.9 million from 1.2 million in the three months ended March 31, 2011, a 236% increase. We attribute this growth to the overall adoption of smartphones and the growth of mobile applications and mobile web use by consumers. We also attribute the growth in our mobile monthly unique visitors to our increased efforts in developing a mobile website and mobile applications. Due to the significant growth rate of usage of our mobile products and solutions, our mobile monthly unique visitors has grown as a percentage of our monthly unique visitors over recent periods and we expect this trend to continue.

•

New Contributions to User-Generated Content. We define user-generated content as any content contributed by a user through our website or mobile applications, such as Q&A discussions, blogs, blog comments, user votes, recommendations, and neighborhood ratings and reviews. We view user-generated content as a key indicator of our user engagement and the strength of our community. In the three months ended March 31, 2012, our user-generated content increased by 629,436 contributions to approximately 5 million cumulative contributions. We expect new contributions to user-generated content to continue to grow as our monthly unique visitors and total subscribers grow and as we introduce new features to our marketplace. For instance, new contributions to user-generated content grew sharply during the year ended December 31, 2010, in large part from our launch of a new neighborhood ratings feature.

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Total Subscribers. We define a subscriber as a real estate professional with a paid subscription at the end of a period. Total subscribers has been, and we expect will continue to be, a key driver of revenue growth. It is also an indicator of our market penetration, the value of our products, and the attractiveness of our consumer audience to real estate professionals. As of March 31, 2012, we had 19,639 total subscribers, a 58% increase from 12,433 total subscribers as of March 31, 2011. We attribute this growth to our increasing sales and marketing efforts, principally from the launch and growth of our inside sales team, as well as growth in monthly unique visitors. Although our total subscribers are growing period-over-period and we expect total subscribers to continue to grow, the rate of growth may slow as we increase efforts to sell more products to existing subscribers.

•

Average Monthly Revenue per Subscriber. We calculate our average monthly revenue per subscriber by dividing the revenue generated from subscriptions in a period by the average number of subscribers in the period, divided again by the number of months in the period. Our average number of subscribers is calculated by taking the average of the beginning and ending number of subscribers for the period. Our average monthly revenue per subscriber is a key indicator of our ability to monetize our marketplace. In the three months ended March 31, 2012, our average monthly revenue per subscriber increased to $128 from $85 in the three months ended March 31, 2011, a 51% increase. We have been able to increase our average monthly revenue per subscriber by launching new products to sell to existing customers, raising prices in certain geographic markets, and selling to existing subscribers the additional advertising inventory created by traffic growth to our marketplace. In addition, in geographic markets that show strong demand for our subscription products—those where inventory is sold out and wait lists to purchase our products exist—average monthly revenue per subscriber is higher than in markets with less demand for our products.

Our key business metrics are as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
Monthly unique visitors (in thousands)	5,206	7,935	14,776	11,980	20,585
Mobile monthly unique visitors (in thousands)	30	484	2,088	1,150	3,868
New contributions to user-generated content (in thousands)	507	1,386	1,991	492	629
Total subscribers (at period end)	4,667	10,070	16,849	12,433	19,639
Average monthly revenue per subscriber ($)	47	80	110	85	128

Components of Statements of Operations

Revenue

Our revenue is comprised of marketplace revenue and media revenue.

Marketplace Revenue. Marketplace revenue primarily consists of our fixed-fee subscription products. We currently provide two sets of products to real estate professionals on a subscription basis. The first set of products, which include Trulia Local Ads and Trulia Mobile Ads, enables real estate professionals to promote themselves on our search results pages and property details pages for a local market area. Real estate professionals purchase subscriptions to this product based upon their specified market share for a city or zip code, at a fixed monthly price, for periods ranging from one month to one year, with pricing depending on the location and the percentage of market share purchased. Our second set of products allows real estate professionals to receive prominent placement of their listings in our search results. Real estate professionals sign up for subscriptions to this service at a fixed monthly price for periods ranging from one month to two years. We recognize our subscription revenue ratably over the term of the subscription.

Media Revenue. We derive media revenue from sales of display advertisements to real estate advertisers, such as home improvement companies and mortgage lenders. We also derive media revenue from sales of display advertisements to leading consumer brands, such as home furnishings, cable, and automotive companies. Our media products enable our customers to display advertisements to promote their brand on our website. Pricing is based on advertisement size and position on our web page, and fees are billed monthly, based on a per impressions or a per click basis. Impressions are the number of times an advertisement is loaded on our web page, and prices are measured on a cost per thousand, or CPM, basis. Clicks are the number of times users click on an advertisement, and prices are measured on a cost per click, or CPC, basis. CPC is based on the number of times a user clicks an advertisement. This media revenue is recognized in the periods the clicks or impressions are delivered. Our media revenue is generated primarily through advertisements placed on our website, although we do generate some media revenue from display advertising on our mobile website. As our mobile web pages offer less space on which to display advertising, a shift in user traffic from our website to mobile products could decrease our advertising inventory and negatively affect our media revenue. We believe that any decrease in media revenue resulting from a shift in traffic from our website to mobile products would be offset by increases in marketplace revenue from our mobile subscription products.

During the years ended December 31, 2009, 2010, and 2011 and the three months ended March 31, 2011 and 2012, we recognized marketplace revenue and media revenue as follows:

	Year Ended December 31,						Three Months Ended March 31,
	2009		2010		2011		2011		2012
	(In thousands, except percentages)
		% of Revenue		% of Revenue		% of Revenue		% of Revenue		% of Revenue
Marketplace revenue	$3,288	32%	$9,358	47%	$22,252	58%	$3,664	53%	$8,684	71%
Media revenue	7,050	68	10,427	53	16,266	42	3,282	47	3,478	29

Total revenue	$10,338	100%	$19,785	100%	$38,518	100%	$6,946	100%	$12,162	100%

Both our marketplace revenue and media revenue have grown over the periods disclosed above. Our marketplace revenue has grown significantly faster than our media revenue and, as a result, now constitutes the majority of our total revenue. We expect this trend to continue and for the percentage of our media revenue, as a share of our total revenue, to continue to decline. We believe that this is a positive trend for our business as our marketplace revenue is primarily recurring, subscription-based revenue and, therefore, more predictable.

Cost and Operating Expenses

Cost of Revenue. Cost of revenue consists primarily of expenses related to operating our website and mobile applications, including those associated with the operation of our data center, hosting fees, customer service related headcount expenses including salaries, bonuses, benefits and stock-based compensation expense, licensed content, credit card processing fees, third-party contractor fees, and allocated overhead.

Technology and Development. Technology and development expenses consist primarily of headcount related expenses including salaries, bonuses, benefits and stock-based compensation expense, third-party contractor fees, and allocated overhead primarily associated with developing new technologies. Technology and development also includes amortization expenses related to capitalized costs from internal and external development activities for our marketplace.

Sales and Marketing. Sales and marketing expenses consist primarily of headcount-related expenses including salaries, bonuses, commissions, benefits and stock-based compensation expense for sales, customer service, marketing, and public relations employees and third-party contractor fees. Sales and marketing expenses also include other sales expenses related to promotional and marketing activities, and allocated overhead.

General and Administrative. General and administrative expenses consist primarily of headcount related expenses including salaries, bonuses, and benefits and stock-based compensation expense for executive, finance, accounting, legal, human resources, recruiting, and administrative support personnel. General and administrative expenses also include legal, accounting, and other third-party professional service fees, bad debt, and allocated overhead.

Interest Income

Interest income consists primarily of interest earned on our cash and cash equivalent and short-term investment balances.

Interest Expense

Interest expense consists primarily of interest on our outstanding long-term debt and capital lease obligations. See Note 6 of our audited financial statements included elsewhere in this prospectus for more information about our long-term debt and Note 7 for more information about our capital lease obligations.

Change in Fair Value of Warrant Liability

Change in the fair value of the warrant liability includes charges from the remeasurement of our preferred stock warrant liability on a mark-to-market basis as of each period end. These preferred stock warrants will remain outstanding until the earlier of the exercise or expiration of the warrants or the completion of our initial public offering, at which time, the warrant liability will be remeasured to fair value and any remaining liability will be reclassified to additional paid-in capital. See Note 9 of the audited financial statements included elsewhere in this prospectus for more information about our preferred stock warrants.

Provision for Income Taxes

Our provision for income taxes has not been historically significant to our business as we have incurred losses to date. We currently have federal and state net operating loss carryforwards of $29.7 million and $24.9 million, which expire at various dates beginning in 2025 and 2015, respectively. See Note 12 of our audited financial statements included elsewhere in this prospectus for more information about our provision for income taxes.

The Internal Revenue Code provides limitations on our ability to utilize net operating loss carryforwards and certain other tax attributes, including tax credit carryforwards, after an ownership change, as defined in

Section 382 of the Internal Revenue Code. California has similar rules that may limit our ability to utilize our state net operating loss carryforwards. If we were to experience an ownership change in the future, this could limit our use of our net operating loss carryforwards.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our total revenue:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue	$10,338	$19,785	$38,518	$6,946	$12,162
Cost and operating expenses: (1)
Cost of revenue (2)	2,855	3,657	5,795	1,016	2,205
Technology and development	7,056	8,803	14,650	3,038	4,646
Sales and marketing	5,532	8,638	17,717	3,192	6,075
General and administrative	1,912	2,501	6,123	1,365	2,971

Total cost and operating expenses	17,355	23,599	44,285	8,611	15,897
Loss from operations	(7,017)	(3,814)	(5,767)	(1,665)	(3,735)
Interest income	55	15	17	3	3
Interest expense	(21)	(39)	(389)	(28)	(252)
Change in fair value of warrant liability	—	—	(16)	—	(216)

Loss before provision for income taxes	(6,983)	(3,838)	(6,155)	(1,690)	(4,200)
Provision for income taxes	—	—	—	—	—

Net loss attributable to common stockholders	$(6,983)	$(3,838)	$(6,155)	$(1,690)	$(4,200)

(1)	Stock-based compensation was allocated as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(In thousands)
Cost of revenue	$10	$8	$11	$2	$5
Technology and development	177	176	482	59	192
Sales and marketing	105	97	183	50	55
General and administrative	13	73	808	487	213

Total stock-based compensation	$305	$354	$1,484	$598	$465

(2) Amortization of product development costs was included in technology and development as follows	$179	$366	$708	$118	$274

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
Percentage of Revenue:

Revenue	100%	100%	100%	100%	100%
Cost and operating expenses:
Cost of revenue	28	18	15	15	18
Technology and development	68	44	38	44	38
Sales and marketing	54	44	46	46	50
General and administrative	18	13	16	20	24

Total cost and operating expenses	168	119	115	124	131
Loss from operations	(68)	(19)	(15)	(24)	(31)
Interest income	1	*	*	*	*
Interest expense	*	*	(1)	*	(2)
Change in fair value of warrant liability	—	—	*	—	(2)

Loss before provision for income taxes	(68)	(19)	(16)	(24)	(35)
Provision for income taxes	—	—	—	—	—

Net loss attributable to common stockholders	(68)%	(19)%	(16)%	(24)%	(35)%

*	Less than 0.5% of revenue.

Comparison of the Three Months Ended March 31, 2011 and 2012

Revenue

	Three Months Ended March 31,		2011 to 2012 % Change
	2011	2012
	(In thousands)
Revenue	$6,946	$12,162	75%

Revenue increased to $12.2 million in the three months ended March 31, 2012 from $6.9 million in the three months ended March 31, 2011, an increase of $5.3 million, or 75%. Marketplace revenue and media revenue represented 71% and 29%, respectively, of total revenue in the three months ended March 31, 2012, compared to 53% and 47%, respectively, of total revenue in the three months ended March 31, 2011. The continued increase in marketplace revenue as a percentage of total revenue was the result of significant growth in our subscription business. Increases in total subscribers and average monthly revenue per subscriber outpaced the growth of our advertising business.

Marketplace revenue increased to $8.7 million in the three months ended March 31, 2012 from $3.7 million in the three months ended March 31, 2011, an increase of $5.0 million, or 137%. The increase in marketplace revenue was primarily attributable to the 51% increase in the average monthly revenue per subscriber from $85 in the three months ended March 31, 2011 to $128 in the three months ended March 31, 2012, which resulted in a $2.4 million increase in marketplace revenue during the three months ended March 31, 2012 when compared to the three months ended March 31, 2011. The increase in marketplace revenue was also partly attributable to the 58% increase in the number of total subscribers from 12,433 as of March 31, 2011 to 19,639 as of March 31, 2012, which resulted in a $1.8 million increase in marketplace revenue during the three months ended March 31, 2012 when compared to the three months ended March 31, 2011.

Media revenue increased to $3.5 million in the three months ended March 31, 2012 from $3.3 million in the three months ended March 31, 2011, an increase of $0.2 million, or 6%. This increase in media revenue was primarily attributable to the increase in the number of impressions sold on a CPM or CPC basis which was primarily driven by an increase in overall advertiser demand for our display advertising inventory as we recognized an increase in monthly unique visitors from 12.0 million in the three months ended March 31, 2011 to 20.6 million in the three months ended March 31, 2012, a 72% increase. Although there is a correlation between numbers of monthly unique visitors and our media revenue, it is not a direct correlation. Therefore, and as in prior periods, the growth rate in our monthly unique visitors has outpaced the growth rate of our media revenue.

Cost of Revenue

	Three Months Ended March 31,		2011 to 2012 % Change
	2011	2012
	(In thousands)
Cost of revenue	$1,016	$2,205	117%

Cost of revenue increased to $2.2 million in the three months ended March 31, 2012 from $1.0 million in the three months ended March 31, 2011, an increase of $1.2 million, or 117%. This increase in cost of revenue was primarily the result of a $0.6 million increase in headcount and related benefits due primarily to growth in sales and customer service headcount following the opening of our new facility in Denver in February 2011, and a $0.5 million increase in content license fees, hosting fees, and credit card fees due to higher subscription revenue. Cost of revenue increased to 18% of revenue in the three months ended March 31, 2012 from 15% of revenue in the three months ended March 31, 2011, reflecting higher customer service-related costs in connection with the establishment of our new facility in Denver.

Technology and Development Expenses

	Three Months Ended March 31,		2011 to 2012 % Change
	2011	2012
	(In thousands)
Technology and development	$3,038	$4,646	53%

Technology and development expenses increased to $4.6 million in the three months ended March 31, 2012 from $3.0 million in the three months ended March 31, 2011, an increase of $1.6 million, or 53%. This increase was comprised primarily of a $1.1 million increase in headcount and related benefits, a $0.1 million increase in stock-based compensation expenses, a $0.2 million increase in recruiting and facilities expenses to support our headcount growth, and a $0.2 million increase in amortization of capitalized product development costs. Technology and development expenses decreased to 38% of revenue in the three months ended March 31, 2012 from 44% of revenue in the three months ended March 31, 2011, reflecting the increase in our revenue. We expect our technology and development expenses to increase in dollar amount as we continue to invest in the development of our products.

Sales and Marketing Expenses

	Three Months Ended March 31,		2011 to 2012 % Change
	2011	2012
	(In thousands)
Sales and marketing	$3,192	$6,075	90%

Sales and marketing expenses increased to $6.1 million in the three months ended March 31, 2012 from $3.2 million in the three months ended March 31, 2011, an increase of $2.9 million, or 90%. This increase was primarily the result of a $2.2 million increase in headcount and related benefits associated with the expansion of our sales personnel in our new Denver facility, a $0.4 million increase in recruiting, depreciation, professional service fees, consulting fees, and facilities related expenses due to headcount growth, and a $0.2 million increase in marketing and advertising expenses. Sales and marketing expenses increased to 50% of revenue in the three months ended March 31, 2012 from 46% of revenue in the three months ended March 31, 2011. We expect sales and marketing expenses to increase in dollar amount as we hire additional employees to expand our sales force and to support our direct marketing initiatives.

General and Administrative Expenses

	Three Months Ended March 31,		2011 to 2012 % Change
	2011	2012
	(In thousands)
General and administrative	$1,365	$2,971	118%

General and administrative expenses increased to $3.0 million in the three months ended March 31, 2012 from $1.4 million in the three months ended March 31, 2011, an increase of $1.6 million, or 118%. This increase was primarily the result of a $1.0 million increase in headcount and related benefits, a $0.7 million increase in third-party professional services related to consulting and external audit services, partially offset by a $0.3 million decrease in stock-based compensation expenses. General and administrative expenses increased to 24% of revenue in the three months ended March 31, 2012 from 20% of revenue in the three months ended March 31, 2011. We expect our general and administrative expenses to increase in dollar amount as we expand our financial, accounting, and legal personnel and resources to support our anticipated public reporting requirements.

Interest Expense

	Three Months Ended March 31,		2011 to 2012 % Change
	2011	2012
	(In thousands)
Interest expense	$28	$252	800%

Interest expense increased to $0.3 million in the three months ended March 31, 2012 from $28,000 in the three months ended March 31, 2011. This increase was primarily the result of the incremental interest expense associated with the increased principal amount of our outstanding indebtedness during the three months ended March 31, 2012. Our indebtedness increased from $3.1 million as of March 31, 2011 to $9.6 million as of March 31, 2012. We expect that our interest expense will continue to vary in future periods based on the terms specified and amounts borrowed under our existing credit facility.

Change in Fair Value of Warrant Liability

	Three Months Ended March 31,		2011 to 2012 % Change
	2011	2012
	(In thousands)
Change in fair value of warrant liability	$—	$(216)	N/M

N/M – not meaningful

Change in fair value of warrant liability was $0.2 million in the three months ended March 31, 2012, reflecting the increase in the fair value of our outstanding preferred stock warrants. In September 2011, we issued preferred stock warrants in conjunction with establishing a new credit facility. Upon the exercise or expiration of the warrants, the conversion of the underlying shares of convertible stock, or the completion of our initial public offering, the preferred stock warrant liability will be remeasured to fair value and any remaining liability will be reclassified to additional paid-in capital. We expect the fair value of the warrants to increase leading up to our initial public offering but we do not expect any future charges following the completion of our initial public offering.

Comparison of the Years Ended December 31, 2009, 2010, and 2011

Revenue

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
Revenue	$10,338	$19,785	$38,518	91%	95%

2010 Compared to 2011

Revenue increased to $38.5 million in the year ended December 31, 2011 from $19.8 million in the year ended December 31, 2010, an increase of $18.7 million, or 95%. Marketplace revenue and media revenue represented 58% and 42%, respectively, of total revenue in the year ended December 31, 2011, compared to 47% and 53%, respectively, of total revenue in the year ended December 31, 2010. The increase in marketplace revenue as a percentage of total revenue was the result of significant growth in our subscription business, driven by increases in total subscribers and average monthly revenue per subscriber, which outpaced the growth of our advertising business.

Marketplace revenue increased to $22.3 million in the year ended December 31, 2011 from $9.4 million in the year ended December 31, 2010, an increase of $12.9 million, or 138%. This increase in marketplace revenue was primarily attributable to the 67% increase in the number of total subscribers from 10,070 as of December 31, 2010 to 16,849 as of December 31, 2011. This increase in total subscribers resulted in a $5.8 million increase in marketplace revenue during the year ended December 31, 2011 when compared to the year ended December 31, 2010. The increase in marketplace revenue was also partly attributable to a 38% increase in the average monthly revenue per subscriber from $80 in the year ended December 31, 2010 to $110 in the year ended December 31, 2011. This increase in average revenue per subscriber resulted in a $4.9 million increase in marketplace revenue during the year ended December 31, 2011 when compared to the year ended December 31, 2010.

Media revenue increased to $16.3 million in the year ended December 31, 2011 from $10.4 million in the year ended December 31, 2010, an increase of $5.9 million, or 56%. This increase in media revenue was primarily the result of the increase in the number of impressions sold on a CPM or CPC basis as we recognized an increase in overall advertiser demand for our display advertising inventory during the year ended December 31, 2011. These increases were primarily driven by an increase in our average monthly unique visitors from 7.9 million in the year ended December 31, 2010 to 14.8 million in the year ended December 31, 2011, an increase of 86%. Although there is a correlation between monthly unique visitors and our media revenue, it is not a direct correlation. Therefore, the growth rate in our monthly unique visitors has outpaced the growth rate of our media revenue.

2009 Compared to 2010

Revenue increased to $19.8 million in the year ended December 31, 2010 from $10.3 million in the year ended December 31, 2009, an increase of $9.5 million, or 91%. Marketplace revenue and media revenue represented 47% and 53%, respectively, of total revenue in the year ended December 31, 2010, compared to 32% and 68%, respectively, of total revenue in the year ended December 31, 2009.

Marketplace revenue increased to $9.4 million in the year ended December 31, 2010 from $3.3 million in the year ended December 31, 2009, an increase of $6.1 million, or 185%. This increase in marketplace revenue was primarily attributable to the 116% increase in the number of total subscribers from 4,667 as of December 31, 2009 to 10,070 as of December 31, 2010, which was driven by our Trulia Local Ads product launch in January 2010.

This increase in total subscribers resulted in a $3.7 million increase in marketplace revenue during the year ended December 31, 2010 when compared to the year ended December 31, 2009. The increase in marketplace revenue was also partly attributable to a 70% increase in the average monthly revenue per subscriber from $47 in the year ended December 31, 2009 to $80 in the year ended December 31, 2010. This increase in average revenue per subscriber resulted in a $2.9 million increase in marketplace revenue during the year ended December 31, 2010 when compared to the year ended December 31, 2009.

Media revenue increased to $10.4 million in the year ended December 31, 2010 from $7.1 million in the year ended December 31, 2009, an increase of $3.3 million, or 48%. This increase in media revenue was primarily attributable to the increase in the number of impressions sold on a CPM or CPC basis as we recognized an increase in overall advertiser demand for our display advertising inventory. We also experienced an increase in our average monthly unique visitors from 5.2 million in the year ended December 31, 2009 to 7.9 million in the year ended December 31, 2010, a 52% increase.

Cost of Revenue

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
Cost of revenue	$2,855	$3,657	$5,795	28%	58%

2010 Compared to 2011

Cost of revenue increased to $5.8 million in the year ended December 31, 2011 from $3.7 million in the year ended December 31, 2010, an increase of $2.1 million, or 58%. This increase in cost of revenue was primarily the result of a $0.8 million increase in headcount and related benefits due to growth in customer service headcount following the establishment of our new facility in Denver in February 2011 and a $0.3 million increase in our credit card fees, a $0.2 million increase in content license fees, and a $0.4 million increase in hosting fees, due to growth in our subscriptions and additional traffic. Cost of revenue declined to 15% of revenue in the year ended December 31, 2011 from 18% of revenue in the year ended December 31, 2010.

2009 Compared to 2010

Cost of revenue increased to $3.7 million in the year ended December 31, 2010 from $2.9 million in the year ended December 31, 2009, an increase of $0.8 million, or 28%. This increase in cost of revenue was primarily the result of a $0.4 million increase in partnership payments due to growth in media and builder advertisers and a $0.3 million increase in credit card fees due to higher subscription revenue, content license fees, and hosting fees. Cost of revenue declined to 18% of revenue in the year ended December 31, 2010 from 28% of revenue in the year ended December 31, 2009.

Technology and Development Expenses

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
Technology and development	$7,056	$8,803	$14,650	25%	66%

2010 Compared to 2011

Technology and development expenses increased to $14.7 million in the year ended December 31, 2011 from $8.8 million in the year ended December 31, 2010, an increase of $5.9 million, or 66%. This increase was primarily the result of a $3.4 million increase in headcount and related benefits a $0.3 million increase in stock-based compensation expenses, a $0.6 million increase in equipment and facilities related costs to support the headcount growth, a $0.6 million increase related to additional recruiting and travel expenses, and a $0.3 million increase related to amortization of capitalized product development costs. Technology and development expenses declined to 38% of revenue in the year ended December 31, 2011 from 44% of revenue in the year ended December 31, 2010, reflecting the increase in our revenue.

2009 Compared to 2010

Technology and development expenses increased to $8.8 million in the year ended December 31, 2010 from $7.1 million in the year ended December 31, 2009, an increase of $1.7 million, or 25%. This increase was primarily the result of a $1.2 million increase in headcount and related benefits expenses, a $0.3 million increase in recruiting and consulting fees, and a $0.2 million increase related to amortization of capitalized product development costs. Technology and development expenses decreased to 44% of revenue in the year ended December 31, 2010 from 68% of revenue in the year ended December 31, 2009, reflecting the increase in our revenue.

Sales and Marketing Expenses

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
Sales and marketing	$5,532	$8,638	$17,717	56%	105%

2010 Compared to 2011

Sales and marketing expenses increased to $17.7 million in the year ended December 31, 2011 from $8.6 million in the year ended December 31, 2010, an increase of $9.1 million, or 105%. This increase was primarily the result of a $4.1 million increase in headcount and related benefits, a $2.7 million increase in consulting costs largely for temporary contractors when we opened our new Denver facility, where we subsequently hired to expand our sales team, a $1.0 million increase in facilities related costs and a $0.5 million increase in depreciation due to our growth and a $0.4 million increase in marketing and advertising expenses. Sales and marketing expenses increased to 46% of revenue in the year ended December 31, 2011 from 44% of revenue in the year ended December 31, 2010.

2009 Compared to 2010

Sales and marketing expenses increased to $8.6 million in the year ended December 31, 2010 from $5.5 million in the year ended December 31, 2009, an increase of $3.1 million, or 56%. This increase was primarily the result of a $3.1 million increase in headcount and related benefits. Sales and marketing expenses declined to 44% of revenue in the year ended December 31, 2010 from 54% of revenue in the year ended December 31, 2009.

General and Administrative Expenses

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
General and administrative	$1,912	$2,501	$6,123	31%	145%

2010 Compared to 2011

General and administrative expenses increased to $6.1 million in the year ended December 31, 2011 from $2.5 million in the year ended December 31, 2010, an increase of $3.6 million, or 145%. This increase was primarily the result of a $1.5 million increase in headcount and related benefits, a $0.8 million increase in professional services related to legal, recruiting, and accounting as we scaled our business, and a $0.7 million increase in stock-based compensation expenses. General and administrative expenses increased to 16% of revenue in the year ended December 31, 2011 from 13% in the year ended December 31, 2010.

2009 Compared to 2010

General and administrative expenses increased to $2.5 million in the year ended December 31, 2010 from $1.9 million in the year ended December 31, 2009, an increase of $0.6 million, or 31%. This increase was primarily the result of a $0.2 million increase in headcount and related benefits, and a $0.2 million increase in professional services and consulting fees. General and administrative expenses decreased to 13% of revenue in the year ended December 31, 2010 from 18% of revenue in the year ended December 31, 2009.

Interest Expense

	Year Ended December 31,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(In thousands)
Interest expense	$21	$39	$389	86%	897%

2010 Compared to 2011

Interest expense increased to $0.4 million in the year ended December 31, 2011 from $39,000 in the year ended December 31, 2010. This increase was primarily the result of the incremental interest expense associated with the increased principal amount of our outstanding indebtedness, which increased from $2.0 million as of December 31, 2010 to $9.6 million as of December 31, 2011.

2009 Compared to 2010

Interest expense increased to $39,000 in the year ended December 31, 2010 from $21,000 in the year ended December 31, 2009. This increase was primarily the result of the incremental interest expense associated with the increased principal amount of our outstanding indebtedness, which increased from $0.5 million as of December 31, 2009 to $2.0 million as of December 31, 2010.

Quarterly Results of Operations

The following unaudited quarterly statements of operations data for each of the nine quarters in the period ended March 31, 2012 have been prepared on a basis consistent with our audited annual financial statements and include, in our opinion, all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the three months ended March 31, 2012 are not necessarily indicative of results to be expected for 2012. The following quarterly financial data should be read in conjunction with our audited financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue	$3,458	$4,494	$5,626	$6,207	$6,946	$9,302	$10,533	$11,737	$12,162
Cost and operating expenses: (1)
Cost of revenue (exclusive of amortization)(2)	748	871	1,023	1,015	1,016	1,343	1,642	1,794	2,205
Technology and development	1,306	2,346	2,418	2,733	3,038	3,613	3,626	4,373	4,646
Sales and marketing	1,867	1,884	2,213	2,674	3,192	4,086	5,010	5,429	6,075
General and administrative	518	510	550	923	1,365	1,166	1,660	1,932	2,971

Total cost and operating expenses	4,439	5,611	6,204	7,345	8,611	10,208	11,938	13,528	15,897

Loss from operations	(981)	(1,117)	(578)	(1,138)	(1,665)	(906)	(1,405)	(1,791)	(3,735)
Interest income	4	4	4	3	3	3	4	7	3
Interest expense	(7)	(10)	(12)	(10)	(28)	(13)	(94)	(254)	(252)
Change in fair value of warrant liability	—	—	—	—	—	—	—	(16)	(216)

Loss before provision for income taxes	(984)	(1,123)	(586)	(1,145)	(1,690)	(916)	(1,495)	(2,054)	(4,200)
Provision for income taxes	—	—	—	—	—	—	—	—	—

Net loss attributable to common stockholders	$(984)	$(1,123)	$(586)	$(1,145)	$(1,690)	$(916)	$(1,495)	$(2,054)	$(4,200)

Net loss per share attributable to common stockholders, basic and diluted	$(0.06)	$(0.06)	$(0.03)	$(0.06)	$(0.09)	$(0.05)	$(0.07)	$(0.10)	$(0.20)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,476,719	18,047,980	18,152,418	18,509,007	19,657,477	19,738,928	20,160,806	20,317,994	20,646,196

Other Financial Information:
Adjusted EBITDA (3)	$(771)	$(774)	$(220)	$(732)	$(623)	$(91)	$(400)	$(673)	$(2,473)

(1)	Stock-based compensation was allocated as follows:

	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
	(In thousands)
Cost of revenue	$2	$2	$3	$1	$2	$1	$4	$4	$5
Technology and development	29	50	50	47	59	100	160	163	192
Sales and marketing	22	18	29	28	50	42	44	47	55
General and administrative	19	17	18	19	487	96	96	129	213

Total stock-based compensation	$72	$87	$100	$95	$598	$239	$304	$343	$465

(2) Amortization of product development costs was included in technology and development as follows:	$16	$123	$113	$114	$118	$146	$183	$261	$274

(3)

See “—Non-GAAP Financial Measures” for more information and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States.

	Three Months Ended
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012
	(In thousands)
Marketplace revenue	$1,375	$2,104	$2,780	$3,099	$3,664	$5,053	$6,236	$7,299	$8,684
Media revenue	2,083	2,390	2,846	3,108	3,282	4,249	4,297	4,438	3,478

Total revenue	$3,458	$4,494	$5,626	$6,207	$6,946	$9,302	$10,533	$11,737	$12,162

	Three Months Ended
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012
Percentage of Revenue:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost and operating expenses:
Cost of revenue	22	19	18	16	15	14	16	15	18
Technology and development	38	52	43	44	44	39	34	37	38
Sales and marketing	54	42	39	43	46	44	48	46	50
General and administrative	15	11	10	15	20	13	16	16	24

Total cost and operating expenses	128	124	110	118	124	110	113	115	131
Loss from operations	(28)	(24)	(10)	(18)	(24)	(10)	(13)	(15)	(31)
Interest income	*	*	*	*	*	*	*	*	*
Interest expense	*	*	*	*	*	*	(1)	(2)	(2)
Change in fair value of warrant liability	—	—	—	—	—	*	*	*	(2)

Loss before provision for income taxes	(28)	(24)	(10)	(18)	(24)	(10)	(14)	(18)	(35)
Provision for income taxes	—	—	—	—	—	—	—	—	—

Net loss attributable to common stockholders	(28)%	(24)%	(10)%	(18)%	(24)%	(10)%	(14)%	(18)%	(35)%

*	Less than 0.5% of revenue

Quarterly Trends

Revenue and gross profit increased sequentially in all quarters presented. The strong increase in consumer adoption of our website and mobile applications was reflected in the significant growth in users over the periods, which contributed to substantial increases in marketplace and media revenue. Although we experienced sequential increases in media revenue during each of the eight quarters ended December 31, 2011, the growth in media revenue slowed during the year ended December 31, 2011 and media revenue decreased in the three months ended March 31, 2012. The primary reason for the decrease in media revenue during the three months ended March 31, 2012 was the loss of a significant customer which declared bankruptcy. Although the growth rate of media revenue has slowed, we expect media revenue to grow as our business grows but at a slower rate than our marketplace revenue. Accordingly, we also recognized a shift toward a greater percentage of our total revenue resulting from marketplace products as opposed to media products. The growth in our subscription business continues to outpace the growth in our advertising business and we expect this trend to continue. We have also experienced seasonality in our revenue generally as a result lower traffic in the fourth calendar quarter due to the traditionally lower volume of home sale transactions during the holiday season. In addition, our operating expenses have increased sequentially as a result of our growth, primarily related to increased headcount to support our expanded operations.

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA to our net loss, the most comparable GAAP measure, for each of the periods indicated below. See the section titled “Selected Financial and Other Data” for the detailed reconciliation to our net loss and for more information on our use and the limitations of Adjusted EBITDA as a measure of our financial performance.

	Three Months Ended
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012
	(In thousands)
Net loss attributable to common stockholders	$(984)	$(1,123)	$(586)	$(1,145)	$(1,690)	$(916)	$(1,495)	$(2,054)	$(4,200)

Non-GAAP adjustments:
Interest income	(4)	(4)	(4)	(3)	(3)	(3)	(4)	(7)	(3)
Interest expense	7	10	12	10	28	13	94	254	252
Provision for income taxes	—	—	—	—	—	—	—	—	—
Depreciation and amortization	138	256	258	311	444	576	701	775	797
Change in fair value of warrant liability	—	—	—	—	—	—	—	16	216
Stock-based compensation	72	87	100	95	598	239	304	343	465

Adjusted EBITDA	$(771)	$(774)	$(220)	$(732)	$(623)	$(91)	$(400)	$(673)	$(2,473)

Our Adjusted EBITDA fluctuated during the nine quarters in the period ended March 31, 2012. During the three months ended March 31, 2012, our net loss was the primary driver in the changes in our Adjusted EBITDA. Seasonality in our revenue in the fourth calendar quarter is also reflected in the Adjusted EBITDA for those periods.

Liquidity and Capital Resources

As of March 31, 2012, our principal sources of liquidity were cash and cash equivalents totaling $9.4 million, short-term investments of $2.1 million, and $10.0 million available for draw down under our credit facility. Since inception, our operations have been financed primarily by net proceeds of $32.6 million from the sales of shares of our convertible preferred stock and $15.2 million in proceeds from the issuance of indebtedness. As of March 31, 2012, we had $9.6 million of outstanding debt on our balance sheet, which reflects a debt discount of $0.4 million.

We have incurred cumulative losses of $40.4 million from our operations to date, and expect to incur additional losses in the future. We believe that our existing sources of liquidity will be sufficient to fund our operations for at least the next 12 months. However, our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, and the timing and extent of our spending to support our technology and development efforts. To the extent that existing cash and cash equivalents, and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

On September 15, 2011, we entered into a loan and security agreement providing for a secured term loan facility, or the credit facility, in an aggregate principal amount of up to $20.0 million. Our ability to draw additional funds under the credit facility will expire on December 31, 2012. As of March 31, 2012, we had $10.0 million in aggregate principal outstanding under the credit facility, and an additional $10.0 million remained available to be drawn under the facility.

Amounts currently outstanding under the credit facility bear interest at floating annual rates that range from 6.0% up to the greater of (i) the prime rate plus 5.5% and (ii) 8.75%. Unless we prepay all amounts outstanding under the credit facility, we will pay accrued interest on amounts outstanding under the credit facility on a monthly basis until September 30, 2012, and beginning on October 1, 2012, we will repay the amounts outstanding under the credit facility plus all accrued interest in 30 equal monthly payments until the maturity date of March 1, 2015. In the event that we meet certain revenue and expense targets for the period beginning January 1, 2012 through June 30, 2012, we may pay accrued interest on the amounts outstanding under the credit facility monthly until March 31, 2013, and beginning on April 1, 2013, we will repay the term loans plus all accrued interest in 30 equal monthly payments until the maturity date of September 1, 2015. We also paid certain customary fees in connection with obtaining the credit facility.

If we prepay the amounts outstanding under the credit facility in full by paying the entire outstanding principal balance, all accrued and unpaid interest, and, prior to the closing of this offering, a prepayment charge ranging from 1.0% to 3.0%, depending on the length of time the credit facility is outstanding, will become due and payable. Upon and after the closing of this offering, no prepayment charge will be payable in connection with a prepayment of the amounts outstanding under the credit facility. In addition, we must prepay the amounts outstanding under the credit facility and any prepayment charge upon a change in control.

The credit facility is secured by a security interest in substantially all of our assets. The credit facility contains customary affirmative and negative covenants, including covenants that limit or restrict our ability to, among other things, incur indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets, merge or consolidate, and make acquisitions.

The credit facility includes customary events of default that include, among other things, non-payment defaults, covenant defaults, the occurrence of events constituting a material adverse effect, inaccuracy of representations and warranties, bankruptcy and insolvency defaults, attachment of our assets, material judgment defaults, and cross defaults to material debt. The occurrence of an event of default could result in the acceleration of our obligations under the credit facility and a right of Hercules to exercise remedies under the credit facility, including foreclosing on the assets serving as security. During the existence of an event of default, interest on the obligations under the credit facility could be increased by five percentage points. We were in compliance with all covenants under the credit facility as of December 31, 2011 and March 31, 2012. In May 2012, we failed to comply with the covenant that required delivery of audited financial statements for the year ended December 31, 2011 within the time period set forth in the credit facility. The lender granted a waiver arising from our failure to comply with this reporting covenant. See Note 6 of the audited financial statements included elsewhere in this prospectus for more information about our credit facility.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(In thousands)
Cash provided by (used in) operating activities	$(5,402)	$(1,120)	$1,132	$(427)	$1,110
Cash provided by (used in) investing activities	(909)	(3,479)	(6,638)	(2,644)	1,092
Cash provided by (used in) financing activities	(114)	1,407	8,152	1,237	180

Cash Flows from Operating Activities

Cash provided by operating activities in the three months ended March 31, 2012 was $1.1 million. The primary component of our cash flows during the three months ended March 31, 2012 was our net loss of $4.2 million. The cash flows from our net loss were more than offset by our non-cash operating activities and net cash flows provided through changes in certain of our operating assets and liabilities. Specifically, we recognized non-cash charges of $0.8 million for depreciation and amortization of our property and equipment, $0.5 million for stock-based compensation, and $0.2 million for the change in fair value of the preferred stock warrant liability related to preferred stock warrants issued in September 2011. We also recognized changes in operating assets and liabilities which provided $3.8 million of cash from operating activities. The primary driver of the changes in our operating assets and liabilities was a $2.2 million increase in deferred revenue due to the increase the number of total subscribers and average monthly revenue per subscriber. Changes in our operating assets and liabilities were also significantly affected by increases in accounts payable and accrued liabilities in the amount of $1.1 million, primarily due to the overall growth of our business, and third-party professional fees for consulting and audit services as we prepared for our initial public offering. Changes in our operating assets and liabilities were also affected by an increase in accrued compensation and benefits in the amount of $0.5 million due the growth in our headcount.

Cash provided by operating activities for the year ended December 31, 2011 was $1.1 million. The primary component of our cash flows during the year ended December 31, 2011 was our net loss of $6.2 million. The cash flows from our net loss were more than offset by our non-cash operating activities and net cash flows provided through changes in certain of our operating assets and liabilities. Specifically, we recognized non-cash charges of $2.5 million for depreciation and amortization of our property and equipment, $1.5 million for stock-based compensation, and $0.2 million provision for doubtful accounts. We also recognized changes in operating assets and liabilities which provided $3.0 million of cash from operating activities. The primary driver of the changes in our operating assets and liabilities was a $3.0 million increase in deferred revenue due to the increase the number of total subscribers and average monthly revenue per subscriber during the year. Changes in our operating assets and liabilities were also significantly affected by an increase in accounts receivable of $1.4 million, primarily due to our revenue growth but also to timing of certain payments related to generally slower collections during the year. Changes in our operating assets and liabilities were also affected by increases in accrued compensation and benefits of $0.7 million and deferred rent of $0.7 million due to the growth in our headcount and expanded facilities during the year. Changes in our operating assets and liabilities were also affected by an increase in accounts payable and accrued liabilities in the amount of $0.4 million, due primarily to the overall growth in our business during the year.

Cash used in operating activities for the year ended December 31, 2010 was $1.1 million. The primary component of our cash flows during the year ended December 31, 2010 was our net loss of $3.8 million. The cash flows from our net loss were partially offset by our non-cash operating activities and net cash flows provided through changes in certain of our operating assets and liabilities. Specifically, we recognized non-cash charges of $1.0 million for depreciation and amortization of our property and equipment, $0.4 million for stock-based compensation, and $0.1 million for provision for doubtful accounts. We also recognized changes in operating assets and liabilities which provided $1.3 million of cash from operating activities. The primary driver of the changes in our operating assets and liabilities was a $1.3 million increase in deferred revenue due to the increase the number of total subscribers and average monthly revenue per subscriber during the year. Changes in our operating assets and liabilities were also significantly affected by increases in accrued compensation and benefits in the amount of $0.7 million and accounts receivable of $0.7 million due primarily to our growth in headcount and revenue, respectively, during the year. Changes in our operating assets and liabilities were also affected by an increase in deferred rent of $0.4 million due primarily to the growth of our business during the year and by an increase in accounts payable and accrued liabilities of $0.3 million.

Cash used in operating activities for the year ended December 31, 2009 was $5.4 million. The primary component of our cash flows during the year ended December 31, 2009 was our net loss of $7.0 million. The cash flows from our net loss were partially offset by our non-cash operating activities and net cash flows provided through changes in certain of our operating assets and liabilities. Specifically, we recognized non-cash charges of $0.9 million for depreciation and amortization of our property and equipment, $0.3 million for stock-based compensation, and $0.1 million for provision for doubtful accounts. We also recognized changes in operating assets and liabilities which provided $0.3 million of cash from operating activities. These changes in our operating assets and liabilities were primarily as a result of increases in accounts payable and accrued liabilities aggregating to $0.3 million due to the growth in our business. These changes were offset by an increase in accounts receivable of $0.5 million due to the growth in our revenue.

Cash Flows from Investing Activities

Cash used in investing activities is primarily related to the acquisition of property and equipment and patents, which amounted to $0.2 million, $2.6 million, $4.8 million, and $1.1 million for the years ended December 31, 2009, 2010, and 2011 and the three months ended March 31, 2012. Cash used in investing activities is also attributable to the increases in our restricted cash balance of $0.7 million, $2.1 million, $2.2 million and nil in the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2012. During the three months ended March 31, 2012, the maturity of short-term investments also provided $2.2 million.

Cash Flows from Financing Activities

Cash provided by financing activities for the three months ended March 31, 2012 of $0.2 million was comprised of proceeds of $0.3 million from the exercise of stock options, which were partially offset by $0.1 million of capital lease repayments.

Cash provided by financing activities for the year ended December 31, 2011 of $8.2 million was primarily comprised of proceeds of $12.0 million from additional borrowings and $0.4 million from exercise of stock options, which were partially offset by $4.2 million of capital lease and long-term debt repayments.

Cash provided by financing activities for the year ended December 31, 2010 of $1.4 million was primarily comprised of proceeds of $2.1 million from additional borrowings which were partially offset by $0.8 million of capital lease and long-term debt repayments.

Cash used in financing activities for the year ended December 31, 2009 of $0.1 million was primarily comprised of $0.3 million of capital lease and long-term debt repayments, which were partially offset by proceeds of $0.2 million from additional borrowings.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2011:

	Payments Due by Period
Contractual Obligations:	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(In thousands)
Long-term debt	$917	$7,984	$1,099	$—	$10,000
Interest on long-term debt	744	802	14	—	1,560
Operating leases (1)	1,264	2,152	—	—	3,416
Capital leases	318	161	—	—	479

Total contractual obligations	$3,243	$11,099	$1,113	$—	$15,455

(1)	Operating leases include total future minimum rent payments under noncancelable operating lease agreements.

We had unrecognized tax benefits in the amount of $0.5 million as of December 31, 2011 related to uncertain tax positions. However, there is uncertainty regarding when these liabilities will require settlement so these amounts were not included in the contractual obligations table above.

We made regular rent payments under our noncancelable operating leases, capital leases, and long-term debt agreements during the three months ended March 31, 2012. We did not enter into any new material agreements during the period.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Segment Information

We have one business activity and operate in one reportable segment.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities as follows:

Interest Rate Risk

We had cash and cash equivalents of $9.4 million as of March 31, 2012, which consists of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. We also had total outstanding debt of $9.6 million as of March 31, 2012, of which $1.7 million is due within 12 months. Amounts outstanding under our credit facility carry variable interest rates ranging from 6.0% to 8.75%.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. The interest rate on our outstanding debt is variable, which also reduces our exposure to these interest rate risk. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

Critical Accounting Polices and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period-to-period. Actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving our judgments and estimates.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collection is reasonably assured. We consider a signed agreement, a binding insertion order, or other similar documentation reflecting the terms and conditions under which products will be provided to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including payment history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash.

Our revenue includes marketplace revenue and media revenue. Marketplace revenue consists primarily of subscription revenue, which is recognized ratably over the term of the subscription. Media revenue consists primarily of advertisement sales, which is recognized in the periods the clicks or impressions are delivered.

We also enter into arrangements with customers that include combinations of CPC or CPM media placements and subscription services. Beginning on January 1, 2011, we adopted new authoritative guidance on multiple-element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, we allocate arrangement consideration in multiple-element revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence, or VSOE, if available; (ii) third-party evidence, or TPE, if VSOE is not available, and (iii) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

VSOE- We determine VSOE based on our historical pricing and discounting practices for the specific product when sold separately. In determining VSOE, we require that a substantial majority of the standalone selling prices for these services fall within a reasonably narrow pricing range. For certain subscription products, we have been able to establish VSOE.

TPE- When VSOE cannot be established for deliverables in multiple-element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of services cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services’ selling prices are on a standalone basis. As a result, we have not been able to establish selling price based on TPE.

BESP- When we are unable to establish selling price using VSOE or TPE, we use BESP in the allocation of arrangement consideration. The objective of BESP is to determine the price which we would transact a sale if the service were sold regularly on a standalone basis. BESP is generally used to allocate the selling price to deliverables in the multiple-element arrangements. We determine BESP for deliverables based on the following:

•	The list price which represents a component of our go-to-market strategy established by senior management after considering factors such as market conditions and competitive landscape; and

•	Analysis of historical pricing.

We limit the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. We regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Allowances for Doubtful Accounts

We record a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of our accounts receivable. To assist with the estimate, our management considers certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In cases where we become aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, we record a specific allowance against amounts due from the customer and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. There is significant judgment involved in estimating the allowance for doubtful accounts.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have determined that we operate as one reporting unit and have selected December 1 as the date to perform our annual impairment test. The first step of the impairment test involves comparing the fair value of the reporting unit to its net book value, including goodwill. If the net book value exceeds its fair value, then we would perform the second step of the goodwill impairment test to determine the amount of the impairment loss. When performing the valuation of our goodwill, we make assumptions regarding our estimated future cash flows to determine the fair value of our business. If our estimates or related assumptions change in the future, we may be required to record impairment loss related to our goodwill. We have not recognized any goodwill impairments since our inception.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized. When measuring the recoverability of these assets, we will make assumptions regarding our estimated future cash flows expected to be generated by the assets. If our estimates or related assumptions change in the future, we may be required to impair these assets. We have not recognized any impairment of long-lived assets to date.

Product Development Costs

Costs incurred in connection with the development of our marketplace are accounted for as follows: all costs incurred in the preliminary project and post-implementation stages are expensed as incurred. Certain costs incurred in the application development stage of a new product or projects to provide significant additional functionality to existing products are capitalized if certain criteria are met. Maintenance and enhancement costs are typically expensed as incurred. Such costs are amortized on a straight-line basis over the estimated useful lives of the related assets, which was estimated to be two years. Amortization expense is included in technology and development expense in the statements of operations.

Stock-Based Compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is recognized on a straight-line basis over the requisite service period, which is the vesting period of the respective awards.

The fair value of the awards granted during the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2012 was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
Expected term (in years)	5.5	5.5	5.5	5.5	5.5
Expected volatility	57%	55%	55%	55%	53%
Risk-free interest rate	2.3%	1.7%	1.9%	2.6%	1.1%
Dividend rate	0%	0%	0%	0%	0%

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, including the expected term and the price volatility of the underlying stock, which determine the fair value of stock-based awards. These assumptions include:

•

Expected term. The expected term represents that the period that the stock-based awards are expected to be outstanding. We estimate the expected term of the options based on a study of publicly traded industry peer companies and the historical data on employee exercises and post-vesting employment termination behavior taking into account the contractual life of the options;

•

Expected volatility. The expected volatility is derived from the historical stock volatilities of several comparable publicly listed peers over a period approximately equal to the expected term of the options. We use this method because we have limited information on the volatility of our common stock since we have no trading history. When making the selections of our comparable industry peers to be used in the volatility calculation, we considered the size, operational and economic similarities to our principle business operations;

•

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal the expected term of the options; and

•	Expected dividend. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in our financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our financial statements.

We will continue to use judgment in evaluating the expected volatility, expected terms, and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected terms, and forfeiture rates, which could materially impact our future stock-based compensation expense.

We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock-based awards was estimated on each grant date by our board of directors, with input from management. Our board of directors is comprised of employee and non-employee directors with significant experience investing in and operating companies in the real estate and technology industries. As such, we believe that our board of directors has the relevant experience and expertise to determine a fair value of our common stock on each respective grant date. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the fair value of our common stock including:

•	contemporaneous valuations performed by unrelated third party specialists;

•	rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	actual operating and financial performance;

•	present value of future cash flows;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

•	illiquidity of stock-based awards involving securities in a private company;

•	experience of our management team;

•	market multiples of comparable companies in our industry;

•	stage of development;

•	industry information such as market size and growth; and

•	macroeconomic conditions.

The independent valuations performed by unrelated third-party specialists were just one factor used by our board of directors to assist with the valuation of the common stock and our management and board of directors have assumed full responsibility for the estimates. Our board of directors generally utilized the fair values of the common stock derived in the third-party valuations in determining the exercise price for options granted.

In valuing our common stock, our board of directors considered two valuation approaches to determine the equity value of our business, an income approach and a market approach.

The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in the company achieving these estimated cash flows. The discount rates are used in the income approach for early stage companies because these companies tend to be relatively risky investments and therefore command rates of return commensurate with such risk. The discount rates used in our valuation were based primarily on benchmark venture capital studies of discount rates for other companies in our stage of development, considered along with industry based weighted average cost of capital rates. Other significant inputs of the income approach (in addition to our estimated future cash flows themselves) include but are not limited to the long-term growth rate assumed in the residual value and normalized long-term operating margin. The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same industry or similar lines of business. More specifically, we selected our comparable publicly traded companies by analyzing various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, profitability, the availability of adequate financial data, and whether or not they had an actively traded stock price. The market multiples are based on key metrics implied by the enterprise or acquisition values of comparable publicly traded companies and, for our valuations in 2012, we primarily utilized the last twelve months and projected twelve months revenue multiples from our comparable publicly traded peers in the market approach. These observed multiples were averaged and then applied to our historical twelve months and projected revenue to arrive at an indication of value. We deemed multiples of revenue to be the most relevant in our industry as we are still in a relatively high growth phase, and thus have not reached normalized profitability or generated positive historical profit thus making the application of profit based multiples not possible or less reliable. Other significant inputs of the market approach include historical and projected operating metrics. Our third-party valuations for the year ended December 31, 2011 discussed below used only an income approach because we were an operating entity expected to generate future cash flows for our owners and any future sale of or transaction to purchase our business would likely be based on our future cash flow expectations. In addition, we were not generating sufficient operating metrics, consisting primarily of revenue, as compared to our publicly traded peer companies to generate meaningful results from the market approach at the time of the 2011 valuations. For the valuations from the year ending December 31, 2012, we have thus far used both the income approach and the market approach with the respective values weighted appropriately. The market approach was added to the 2012 valuations as a result of our revenue growth and growth in maturity and size compared to our publicly traded peer companies and also as our board began preparations for an initial public offering.

The enterprise value determined by the income and market approach was then allocated to the common stock using the option pricing method. The option pricing method, or OPM, treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the business at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative. The probability weighted expected return method, or PWERM, was considered but not used due to the uncertainty of our estimates of the probabilities for future potential liquidity events.

Information regarding stock awards granted to our employees since April 1, 2011 is summarized as follows:

Grant Date	Number of Shares Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value
May 11, 2011	1,723,784	$1.43	$1.43	$1,257,000
June 20, 2011	2,031	1.43	1.43	1,000
September 1, 2011	555,750	1.53	1.53	409,000
November 9, 2011	1,412,408	1.85	1.85	1,280,000
November 17, 2011	265,000	1.85	1.85	243,000
February 13, 2012	454,750	2.27	2.27	495,000
March 20, 2012	195,000	3.14	3.14	297,000
May 8, 2012	277,250	4.05	4.05	538,000
June 5, 2012	297,250	4.44	4.44	630,000

No single event caused the valuation of our common stock to increase through June 2012. Instead, a combination of the following factors, described in greater detail in the individual valuation discussions below, led to the changes in the fair value of the underlying common stock as determined by our board of directors. Primarily, the increase was attributable to business developments during this intervening period. Specifically, our subscribers, visitors, and revenue were primarily increasing during this period. In addition to the increase as a result of business developments, the increase was a result of our progress towards an initial public offering, including discussions with prospective underwriters and an organizational meeting in April 2012. In addition, the global economies as well as the stock markets, including the market for initial public offerings, improved through the first quarter of 2012.

To assist our board of directors with the determination of the exercise price for our stock options and the fair value of the common stock underlying the options, we obtained third-party valuations of our common stock as of February 28, June 30, September 30, and December 31, 2011, and as of February 29, April 30, and May 31, 2012. An analysis of our valuations and determinations of the exercise price and the fair value of the underlying common stock for our stock-based awards granted on or between the respective valuation dates are discussed further below.

May and June 2011 Awards

We granted 1,723,784 options on May 11, 2011 and 2,031 options on June 20, 2011. Our board of directors set an exercise price of $1.43 per share for these options based in part on a contemporaneous third-party valuation prepared as of February 28, 2011. To calculate the stock-based compensation expense for these options, we also used the fair value as determined in the February 28, 2011 valuation of $1.43 per share as the fair value of the underlying common stock for these options.

The February 28, 2011 contemporaneous valuation was prepared on a minority, non-marketable basis assuming our business was in the expansion stage of development. We considered our business to be in the expansion stage of development because we were gaining traction in our industry although our future growth rates were still uncertain. Also, companies within the expansion stage of development are generally growing quickly and producing positive profit margins which help reduce the downside risk to potential investors. However, this growth generally requires more working capital than can be generated from internal cash flows. The expansion stage of development is generally for companies more mature than companies determined to be either start-up or early stage of development, but less mature than companies in the rapid growth or mezzanine stage of development.

This valuation was developed using the income approach, specifically a discounted cash flow analysis, to determine the value of our business. The discounted cash flow analysis was developed based on our forecast and our historical financial statements. The forecasted cash flows represent the economics that both a minority and controlling shareholder would be able to realize and therefore were assumed to represent both a control and minority premise of value. In addition, the discount rate was developed considering the capital structure of the industry and the long-term expected capital structure of our business. The valuation used a discount rate of 35%. The discount rate of 35% used in this valuation was based primarily on benchmark venture capital studies of discount rates for other companies in the expansion stage of development, considered along with industry based weighted average cost of capital rates.

The aggregate equity value was allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of two years, risk-free rate of 0.67%, dividend yield of 0%, and volatility of 65% over the time to a liquidity event. The time to a liquidity event was determined based on the expectation of our board of directors of us completing an initial public offering, the risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities of two years, the dividend yield was zero based on the expectation of our board of directors regarding future dividends, and the volatility was based on the historical volatility of our comparable peer companies, consisting of the eight technology companies that were determined to be the most comparable to our business, over a two year period. The fair value of our common stock, as determined by an OPM and after applying a marketability discount of 25%, was $1.43 per share. The marketability discount, which has a negative impact on the fair value of the common stock, was based on empirical evidence from multiple sources which incorporated studies of companies with outstanding restricted stock who also have unrestricted shares that are freely traded and studies of different private transactions which occurred prior to a company’s initial public offering. Based on these studies and our stage of development, a 25% marketability discount was determined to be appropriate. Our board of directors decided not to increase the fair value between February 28, 2011 and these options grants as they were not aware of any evidence that would require revision to the fair value determined as of February 28, 2011.

September 2011 Awards

We granted 555,750 options on September 1, 2011. Our board of directors set an exercise price of $1.53 per share for these options based in part on a third-party valuation prepared as of June 30, 2011. The June 30, 2011 valuation was prepared on a minority, non-marketable basis assuming our business was still in the expansion stage of development as we were still growing quickly and producing positive profit margins but also generally still in need of more working capital than we could generate from operations.

This valuation was developed using the income approach, specifically a discounted cash flow analysis, to determine the value of our business. The discounted cash flow analysis was developed based on our forecast and our historical financial statements. The valuation used a discount rate of 32.5%. The discount rate of 32.5% used in this valuation was based primarily on benchmark venture capital studies of discount rates for other companies in the expansion stage of development. Based on the results of these studies and other factors such as an increase in our current projections and the reduction in the potential time to a liquidity event, we determined a slightly reduced discount rate of 32.5% which was still consistent with the benchmark studies. The reduction in the discount rate resulted in an increase in the fair value of the common stock, as generally a reduced discount rate will result in higher equity values.

The aggregate equity value was allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 1.75 years, risk-free rate of 0.43%, dividend yield of 0%, and volatility of 65% over the time to a liquidity event. Both the time to a liquidity event and the comparable peer companies used to determine the volatility remained consistent with the February 28, 2011 valuation. The fair value of our common stock, as determined by an OPM and after applying a marketability discount of 25%, was $1.50 per share as of June 30, 2011. However, our board of directors decided to increase the exercise price slightly to $1.53 per share due to continued improvements in the business during the intervening period. The increase in the fair value from the February 28, 2011 valuation of $1.43 per share to the fair value of $1.53 per share was primarily due to the reduction in the time to a liquidity event due to the passage of time and the related reduction in the discount rate.

November 2011 Awards

We granted 1,412,408 options on November 9, 2011 and 265,000 options on November 17, 2011. Our board of directors set an exercise price of $1.85 per share for these options based in part on a third-party valuation prepared as of September 30, 2011. The September 30, 2011 valuation was prepared on a minority, non-marketable basis assuming our business was still in the expansion stage of development.

This valuation was developed using the income approach, specifically a discounted cash flow analysis, to determine the value of our business. The discounted cash flow analysis was developed based on our forecast and our historical financial statements. The valuation used a discount rate of 30%. The discount rate of 30% used in this valuation was based primarily on benchmark venture capital studies of discount rates for other companies in the expansion stage of development. Based on the results of these studies and other factors such as an increase in our current projections and the reduction in the potential time to a liquidity event due to the passage of time, we determined a discount rate of 30% which was slightly lower than but still consistent with the benchmark studies. The reduction in the discount rate resulted in an increase in the fair value of the common stock.

The aggregate equity value was allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 1.25 years, risk-free rate of 0.17%, dividend yield of 0% and volatility of 55% over the time to a liquidity event. The time to a liquidity event was accelerated by three months from the estimate used in the June 30, 2011 valuation based on the expectation of our board of directors of the timing for an initial public offering while the comparable peer companies used to determine the volatility remained consistent with the June 30, 2011 valuation. The fair value of our common stock, as determined by an OPM and after applying a marketability discount of 20%, was $1.85 per share as of September 30, 2011. Our board of directors decided not to increase the exercise price between November 9 and the November 17, 2011 options as they were not aware of any evidence that would require revision to the fair value determined as of September 30, 2011.

The marketability discount was reduced from 25% in the June 30, 2011 valuation to 20% for the September 30, 2011 valuation due to the reduction in the estimated time to a liquidity event. In addition to the decrease in the marketability discount, the reduction in the estimated time to a liquidity event, and the reduced volatility all had a positive effect on the fair value of the common stock between the June 30, 2011 and September 30, 2011 valuations. Also, general improvements in our business during this period resulted in revised forecast and reduced discount rate for our discounted cash flow analysis which increased the fair value of our common stock from the June 30, 2011 valuation to the September 30, 2011 valuation.

February 2012 Awards

We granted 454,750 options on February 13, 2012. Our board of directors set an exercise price of $2.27 per share for these options based in part on a third-party valuation prepared as of December 31, 2011. The December 31, 2011 valuation was prepared on a minority, non-marketable basis assuming our business was in the rapid growth stage of development. We considered our business to be in the rapid growth stage of development because we are growing rapidly and we expect a liquidity event within the coming years but the timing and form are still uncertain. In addition, we may need more cash to sustain this growth but we are generally successful and stable enough to reduce downside risk to potential investors. The rapid growth stage of development is generally for companies more mature then earlier stage companies which would generally fall within either the start-up, early development, or expansion stage of development, but less mature than companies in the mezzanine stage of development.

This valuation was developed using the income approach, specifically a discounted cash flow analysis, to determine the value of our business. The discounted cash flow analysis was developed based on our forecast and our historical financial statements. The valuation utilized a discount rate of 30%, consistent with the September 30, 2011 valuation, even though we transitioned to the rapid growth stage of development as 30% was still within the ranges provided by benchmark venture capital studies of discount rates for other companies in the rapid growth stage of development. Based on the results of these studies and other factors such as an increase in our current projections, we determined a discount rate of 30% was appropriate for this valuation.

The aggregate equity value was allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of one year, risk-free rate of 0.13%, dividend yield of 0%, and volatility of 55% over the time to a liquidity event. The estimated date of a liquidity event remained consistent with the September 30, 2011 valuation, however, the comparable peer companies were updated to include one newly listed company in our industry. The fair value of our common stock, as determined by an OPM and after applying a marketability discount of 15%, was $2.27 per share as of December 31, 2011. Our board of directors decided not to increase the exercise price for the February 2012 options as they were not aware of any evidence that would require revision to the fair value determined in the December 31, 2011 valuation.

The marketability discount was reduced from 20% in the September 30, 2011 valuation to 15% for the December 31, 2011 valuation due to the additional reduction in the estimated time to a liquidity event due to the passage of time, which had a positive effect on the fair value of our common stock. Also, general improvements in our business during this period resulted in revised forecast for our discounted cash flow, which increased the fair value of our common stock from the September 30, 2011 valuation to the December 31, 2011 valuation.

March 2012 Awards

We granted 195,000 options on March 20, 2012. Our board of directors set an exercise price of $3.14 per share for these options based in part on a third-party valuation prepared as of February 29, 2012. The February 29, 2012 valuation was prepared on a minority, non-marketable basis assuming our business was in the mezzanine stage of development. We considered our business to be in the mezzanine stage of development because we were in the early phases of planning for our initial public offering and we did not anticipate raising additional funds prior to an initial public offering.

This valuation was developed using the income approach, specifically a discounted cash flow analysis, and the market approach to determine the value of our business. The discounted cash flow analysis was developed based on our forecast and our historical financial statements. The market approach estimate was developed by applying market multiples of comparable peer companies in our industry or similar lines of business. For the February 29, 2012 contemporaneous valuation, we used multiples of an adjusted market value to both the last twelve months’ revenue and forecasted twelve months revenue. The valuation used a discount rate of 20% which was a reduction from the 30% discount rate used in the December 31, 2011 valuation. The discount rate was reduced to 20% primarily as a result of our transition to the mezzanine stage of development. As a result of this transition, our discount rate is now based primarily on benchmark venture capital studies of discount rates for other companies in the mezzanine stage of development. We also considered industry-based weighted average cost of capital rates. Based on the results of these studies and other factors such as an increase in our current projections and the reduction in the potential time to a liquidity event, we settled on a discount rate of 20% which was slightly lower than the benchmark studies but higher than the industry based weighted average cost of capital. The reduction in the discount rate resulted in an increase in the fair value of the common stock. In addition, we also recognized increases in the fair value of our common stock in our market approach analysis as a result of an increase in our observed revenue multiples as well as the continued growth in business.

During this period, we revised our list of comparable publicly traded companies by analyzing various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, profitability, the availability of adequate financial data, and whether or not it had an actively traded stock price. As a result of this analysis, we determined that we had just two “pure-play” comparables that are directly competing market participants with substantially similar business and monetization models. The last twelve months and projected twelve months revenue multiples for both companies were therefore directly relied upon and applied in the market approach used in the February 29, 2012 valuation. These observed multiples were averaged and then applied to our historical twelve months and projected revenue to arrive at an indication of value. We deemed multiples of revenue to be the most relevant in our industry as we are still in a relatively high growth phase similar to our comparable peer companies, and thus have not reached normalized profitability or generated positive historical profit thus making the application of profit based multiples not possible or less reliable. In addition, we did consider a broader group of comparable peer companies along with the “pure-play” comparables for purposes of estimating industry based cost of capital, volatility, and other financial benchmarking, and these companies were the same that were utilized in the September 30, 2011 and December 31, 2011 valuations.

The values determined by the income approach and the market approach were combined, weighting the income approach value by 80% while only weighting the market approach value by 20%. The aggregate value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 0.85 years, risk-free rate of 0.15%, dividend yield of 0%, and volatility of 70% over the time to a liquidity event. The time to a liquidity event remained consistent with the December 31, 2011 valuation. The fair value of our common stock, as determined by an OPM and after applying a marketability discount of 15%, was $3.14 per share as of February 29, 2012 and, consistent with the prior practice of our board of directors of using a fair value similar to that determined by the most recent, prior contemporaneous valuation as the exercise price for our options, our board of directors used this value for the exercise price for the options granted in March 2012. The increase in the fair value of our common stock was primarily due to the continued growth of our business and improvements in our results during this period which generally resulted in our progression towards an initial public offering and the reduced time to such an event, a decrease in the discount rate primarily related to our transition to the mezzanine stage of development, and a shift towards including a weighted value determined from the market approach within this valuation.

May 2012 Awards

We granted 277,250 options on May 8, 2012. Our board of directors set an exercise price of $4.05 per share for these options based in part on a third-party valuation prepared as of April 30, 2012. The April 30, 2012 valuation was prepared on a minority, non-marketable basis assuming our business was in the mezzanine stage of development as the initial public offering was formally kicked off and progressing during this intervening period and we were also projecting positive operating results.

This valuation was developed using the income approach, specifically a discounted cash flow analysis, and the market approach to determine the value of our business. The discounted cash flow analysis was developed based on our forecast and our historical financial statements. The market approach estimate was developed by applying market multiples of comparable peer companies in our industry or similar lines of business. For the April 30, 2012 contemporaneous valuation, we used multiples of an adjusted market value to both the last twelve months revenue and forecasted twelve months revenue. The valuation used a discount rate of 18% which was lower than the rates seen in the benchmark venture capital studies of discount rates for other companies in the mezzanine stage of development but still higher than the industry based weighted average cost of capital. We chose to lower the discount rate slightly as we continued to progress towards an initial public offering which coincided with the shorter time to a liquidity event than was used in the February 13, 2012 valuation due to the passage of time. The reduction in the discount rate resulted in a small increase in the fair value of the common stock. In addition, we also recognized increases in the fair value of our common stock in our market approach as a result of an increase in our observed multiples of revenue, our projected revenue, and the continued growth in our historical revenue, primarily on a trailing twelve month basis. Also, our comparable publicly traded peer companies did not change from the companies used in the February 13, 2012 valuation.

The values determined by the income approach and the market approach were then combined, weighting the income approach value by 70% while only weighting the market approach value by 30%. The weighting of the market approach was increased to 30% from 20% used in the February 13, 2012 valuation. This increase in weighting toward the market approach is consistent with the reduction in the discount rate over the same period. As we have held our long-term forecasted cash flow projections constant during 2012, the decrease in discount rate was used to closer reconcile the indications of value between the market approach and income approach and reflect our progress towards a potential initial public offering. The aggregate value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 0.67 years, risk-free rate of 0.17%, dividend yield of 0% and volatility of 60% over the time to a liquidity event. The time to a liquidity event remained consistent with the February 29, 2012 valuation. The fair value of our common stock, as determined by an OPM and after applying a marketability discount of 11%, was $4.05 per share as of April 30, 2012 and, consistent with the prior practice of our board of directors of using a fair value similar to that determined by the most recent, prior contemporaneous valuation as the exercise price for our options, our board of directors used this value for the exercise price for the options granted in May 2012. The reduction in the marketability discount from 15% in the February 13, 2012 valuation to 11% in this valuation, which had a positive impact on the fair value of the common stock, was due to our progress towards an initial public offering as well as indications from a quantitative model that indicates a lower discount as the assumed time horizon and volatility decreases. Therefore, the increase in the fair value of our common stock was primarily due to the continued growth of our business and improvements in our results during this period which generally resulted in our progression towards an initial public offering and the reduced time to such an event, a decrease in the discount rate and the marketability discount, a decrease in volatility of our comparable publicly traded peers, and a shift towards a heavier weighting of the value determined from the market approach.

June 2012 Awards

We granted 297,250 options on June 5, 2012. Our board of directors set an exercise price of $4.44 per share for these options based in part on a third-party valuation prepared as of May 31, 2012. The May 31, 2012 valuation was prepared on a minority, non-marketable basis assuming our business was in the mezzanine stage of development as the initial public offering was still progressing at this time.

This valuation was developed using the income approach, specifically a discounted cash flow analysis, and the market approach to determine the value of our business. The discounted cash flow analysis was developed based on our forecast and our historical financial statements. The market approach estimate was developed by applying market multiples of comparable peer companies in our industry or similar lines of business. For the May 31, 2012 contemporaneous valuation, we used multiples of an adjusted market value to both the last twelve months revenue and forecasted twelve months revenue. The valuation used a discount rate of 17% which was lower than the rates seen in the benchmark venture capital studies of discount rates for other companies in the mezzanine stage of development but still higher than the industry based weighted average cost of capital. We chose to lower the discount rate slightly as we continued to progress towards an initial public offering which coincided with the shorter time to a liquidity event since the April 30, 2012 valuation due to the passage of time. In addition, we also recognized increases in the fair value of our common stock in our market approach as a result of an increase in our observed revenue multiples, our projected revenue, and the continued growth in our historical revenue, primarily on a trailing twelve month basis. Also, our comparable publicly traded peer companies did not change from the companies used in the April 30, 2012 valuation.

The values determined by the income approach and the market approach were then combined, weighting the income approach value by 70% while only weighting the market approach value by 30%. The weighting of the market approach was not changed from the weighting used in the April 30, 2012 valuation as we did not feel that there were significant enough changes in the month since the prior valuation, including only a 1% reduction in the discount rate, that should result in a reassessed allocation at this time. The aggregate value was then allocated to the common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 0.59 years, risk-free rate of 0.15%, dividend yield of 0% and volatility of 55% over the time to a liquidity event. The time to a liquidity event remained consistent with the April 30, 2012 valuation. The fair value of our common stock, as determined by an OPM and after applying a marketability discount of 10%, was $4.44 per share as of May 31, 2012 and, consistent with the prior practice of our board of directors of using a fair value similar to that determined by the most recent, prior contemporaneous valuation as the exercise price for our options, our board of directors used this value for the exercise price for the options granted in June 2012. The reduction in the marketability discount from 11% in the April 30, 2012 valuation to 10% in this valuation, which had a positive impact on the fair value of the common stock, was due to our continuing progress towards an initial public offering. Therefore, the increase in the fair value of our common stock was primarily due to the continued growth of our business and improvements in our results during this period which generally resulted in our progression towards an initial public offering and the reduced time to such an event, a decrease in the discount rate and marketability discount, and a decrease in volatility of our comparable publicly traded peers.

Stock-Based Compensation Expense

Stock-based compensation expense included in operating results during the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 was included in cost and expenses as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(In thousands)
Cost of revenue	$10	$8	$11	$2	$5
Research and development	177	176	482	59	192
Sales and marketing	105	97	183	50	55
General and administrative	13	73	808	487	213

Total stock-based compensation	$305	$354	$1,484	$598	$465

The intrinsic value of all outstanding options as of March 31, 2012 was $         million based on the estimated fair value for our common stock of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. As of March 31, 2012, we had $3.4 million of unrecognized stock-based compensation expense, net of estimated forfeitures, that is expected to be recognized over a weighted average period of 2.9 years. In future periods, our stock-based compensation expense is expected to increase as a result of our existing, unrecognized stock-based compensation, to be recognized as these awards vest and as we issue additional stock-based awards to attract and retain employees.

Income Taxes

We account for our income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments, and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities as well as any valuation allowance to be recorded against a deferred tax asset.

Our assumptions, judgments, and estimates relative to the current provision for income taxes take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by domestic tax authorities. We have established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Although we believe our assumptions, judgments, and estimates are reasonable, changes in tax laws or our interpretation of tax laws, and the resolution of potential tax audits could significantly impact the amounts provided for income taxes in our financial statements.

Our assumptions, judgments, and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and, estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments, and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, thus materially impacting our financial position and results of operations.

Since inception, we have incurred operating losses, and accordingly, we have not recorded significant provisions for income taxes for any of the periods presented. We do not expect any significant changes until we are no longer incurring losses.

We have provided a full valuation allowance for net operating losses, credits, and other deferred tax assets for the state of California and the United States. A valuation allowance is provided when based upon the available evidence, and when management concludes that it is more likely than not that some portion of the deferred tax assets will not be realized. We maintained a full valuation allowance as of December 31, 2011 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. As of December 31, 2011, we had federal and state net operating loss carry forwards of $29.7 million and $24.9 million. The federal net operating loss carry forward will expire at various dates beginning in the year ending December 31, 2025, if not utilized. If not used, the state net operating loss carry forward will expire at various dates beginning in the year ending December 31, 2015.

Recently Issued and Adopted Accounting Pronouncements

Under the Jumpstart Our Business Startups Act, or JOBS Act, we meet the definition of an “emerging growth company.” We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In January 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update (“ASU”), or ASU, No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures, which requires additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, and the activity in Level III fair value measurements. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level III activity disclosure requirements that became effective for reporting periods beginning after December 15, 2010. Accordingly, we adopted this new guidance beginning January 1, 2010, except for the additional Level III requirements, which were adopted beginning January 1, 2011. Level III assets and liabilities are those whose fair value inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance required additional disclosures but did not have a material impact on our results of operations or financial position.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, or IFRS. This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level III fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. We adopted this standard on January 1, 2012 as reflected in Note 3 of our audited financial statements included elsewhere in this prospectus.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. We early adopted this guidance on January 1, 2012, retrospective. During the years ended December 31, 2009, 2010, 2011 and the three months ended March 31, 2011 and 2012, we did not have any other comprehensive income and, therefore, the net loss and comprehensive loss was the same for all periods presented.

BUSINESS

Overview

Trulia is redefining the home search experience for consumers and changing the way that real estate professionals build their businesses. Our marketplace, delivered through the web and mobile applications, gives consumers powerful tools to research homes and neighborhoods and enables real estate professionals to efficiently market their listings and attract new clients. We believe we deliver the best home search experience by combining our superior user interface with our comprehensive database of real estate properties, local insights, and user-generated content. We offer free and subscription products that provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence. In the three months ended March 31, 2012, we had 20.6 million monthly unique visitors. As of March 31, 2012, we had more than 300,000 active real estate professionals in our marketplace, 19,639 of whom were paying subscribers.

We empower consumers to make more informed housing decisions by delivering the “inside scoop” on homes, neighborhoods, and real estate professionals through an intuitive and engaging user experience. Our large, continually refreshed, and searchable database contains more than 110 million properties, including 4.5 million homes for sale and rent. We supplement listings data with local information on schools, crime, and neighborhood amenities to provide unique insights into each community. In addition, we harness rich, insightful user-generated content from our active community of contributors, which includes consumers, local enthusiasts, and real estate professionals. With more than 5 million unique user contributions, we believe we have the largest collection of user-generated content on homes, neighborhoods, and real estate professionals.

We enable real estate professionals to better promote themselves and their listings and connect with transaction-ready consumers through our online and mobile marketing products. Our free products allow real estate professionals to build their personal brand by creating an online profile, contributing content to our marketplace, leveraging social media for endorsements, and establishing their presence through mobile features such as “check-ins.” Our subscription products enable real estate professionals to increase their visibility, promote their listings in search results, target mobile users, and generate more highly qualified leads from our large audience of transaction-ready consumers. We believe that our audience is highly motivated and ready to purchase homes, as supported by our surveys in which 76% of respondents contacting real estate professionals through our marketplace indicated that they are planning to move in the next six months, and in which almost half stated that they are pre-qualified for a mortgage. We believe that the combination of our compelling solution with our transaction-ready audience results in a high return on investment for real estate professionals who purchase our subscription products.

We benefit from powerful network effects and a vibrant user community. Consumers contribute content by posting questions, reviewing neighborhoods, and writing agent recommendations. Real estate professionals, seeking to connect with our consumers, engage in our community by sharing local knowledge, answering consumers’ questions, and contributing content to our marketplace. The breadth and quality of user-generated content contributed to our marketplace has helped to build our brand, deepen the engagement of our existing users, and attract more users.

We are a leading mobile platform for the home search process and mobile devices are increasingly critical to consumers and real estate professionals. We have introduced iPhone, iPad, Android, and Kindle applications that provide tailored mobile experiences, which has led to rapid growth in mobile use of our solution. In the three months ended March 31, 2012, we had over 3.8 million mobile monthly unique visitors, an increase of 236% over the same period in 2011. In addition, our mobile users are even more engaged than our web users and are twice as likely as our web users to contact real estate professionals.

Our online marketplace is experiencing rapid growth. Monthly unique visitors to our marketplace increased from 4.7 million in the three months ended March 31, 2009 to 20.6 million in the three months ended March 31, 2012, and our subscribers increased from 1,550 as of March 31, 2009 to 19,639 as of March 31, 2012. We generate revenue primarily from sales of subscription products to real estate professionals. We also generate revenue from display advertising sold to leading real estate and consumer brand advertisers seeking to reach our attractive audience. For the years ended December 31, 2009, 2010, and 2011, and the three months ended March 31, 2012, we generated revenue of $10.3 million, $19.8 million, $38.5 million and $12.2 million, respectively. During the same period, we had net losses of $7.0 million, $3.8 million, $6.2 million, and $4.2 million, respectively.

Industry

The residential real estate industry, which we estimate accounts for more than a trillion dollars in annual spending in the United States, is undergoing a profound transformation. Technology is changing the way that consumers search for homes, and the way in which real estate professionals attract clients and build their businesses. In addition, the recent unprecedented downturn in the housing market is causing real estate professionals to seek more effective ways to market themselves and achieve a greater return on their marketing investment. These trends present significant opportunities to capitalize on shifts in behavior.

Housing decisions are among the most important in people’s lives as a home purchase is one of the largest investments consumers will ever make. As a result, consumers devote tremendous time and energy to researching their decisions, seeking information on home prices, home features, schools, crime, neighborhood amenities, financing options, home values, real estate professionals, and numerous other factors as they evaluate prospective homes. The insights learned from this research inform their decisions of where to live, how much to pay, and who to hire as an agent.

Historically, consumers lacked readily available access to detailed and comprehensive information essential to making housing decisions, relying instead on disparate sources of information such as real estate professionals, local newspapers, and word of mouth. Over time, more information has become available online and, as a result, the Internet has become a primary source of research for housing decisions. According to a November 2011 survey by the National Association of Realtors, 88% of home buyers used the Internet to research homes. Additionally, the use of mobile devices for home searches has become more prevalent. According to a 2012 survey by The Real Estate Book, 52% of respondents reported using a mobile device to look for homes, with 85% of non-users stating that they would consider using a mobile device for their next search.

As consumers increasingly research homes online, real estate professionals are shifting their marketing expenditures online to reach prospective clients. While initially these real estate professionals focused their spending on email, search, and creating websites with listings, now these professionals are increasingly using online real estate marketplaces to generate leads.

Real estate professionals are not alone in recognizing the growing importance and tremendous value of online targeted marketing. Online real estate marketplaces provide an efficient channel for the broader real estate ecosystem to more effectively reach potential customers. Landlords with properties for rent, mortgage companies, and home service providers are also finding targeted marketplaces fertile ground for leads and are increasingly advertising on these sites.

Industry challenges

As technology drives the home search process online, consumers, real estate professionals, and advertisers face distinct challenges.

Challenges for consumers

Consumers face challenges as they search for a home, including:

•

Fragmented and stale information. Real estate information is highly local and remains largely fragmented. Each house has unique facts and each block has its own characteristics. Consumers have historically lacked the ability to efficiently aggregate this information from numerous sources and receive it on a regularly updated basis in order to make the best home decision.

•

Lack of local insights. Consumers have difficulty obtaining relevant local insights, such as information on schools, crime, and neighborhood amenities, in a single place to provide context into what it is really like to live in a home or neighborhood. Further, consumers lack a trusted community and forum to engage with local enthusiasts and real estate professionals to get socially-informed insights and recommendations on neighborhoods and real estate professionals.

•

Difficulty accessing information on the go. The home search process is inherently mobile, requiring house visits and neighborhood tours. Consumers, however, have lacked effective tools to access up-to-date, relevant real estate information on the go.

Challenges for real estate professionals

Real estate professionals face challenges in attracting clients and growing their businesses, including:

•

Difficulty reaching today’s consumers. Real estate professionals need to adapt to the way consumers conduct their home searches using the Internet and mobile technologies. They have historically lacked tools that allow them to efficiently connect with large numbers of prospective clients.

•

Trouble targeting the right prospects. Real estate professionals rely on closing deals to generate commissions. Traditional marketing tools fail to provide real estate professionals with the ability to identify potential clients that are ready to buy or rent. Consequently, real estate professionals have trouble optimizing the time they spend with the right prospects.

•

Inability to manage business on the go. Real estate professionals historically lacked the ability to efficiently manage interactions with prospects and clients and access critical information on the go. Consumers expect timely responses and insights from real estate professionals who spend much of their time out of the office while viewing homes and meeting clients.

•

Inefficient marketing spend. Real estate professionals need to maximize the return on their marketing spend. With traditional channels, real estate professionals lack the ability to target the right audience and measure the success of their marketing spend.

Challenges for advertisers

Advertisers face challenges as they seek to connect with consumers searching for homes. Advertisers historically lacked the ability to efficiently reach a relevant consumer audience and target specific subsets of that audience, based on demographics and other factors. Additionally, advertisers need to maximize the return on their advertising budget in a measurable and data-driven way.

Market Opportunity

We believe that there are significant opportunities to address the challenges faced by consumers, real estate professionals, and advertisers. Borrell Associates estimated in a May 2011 industry paper that $21.8 billion would be spent in 2011 on real estate-related marketing in the United States. According to a November 2011 survey by the National Association of Realtors, 88% of home buyers used the Internet to research homes. However, according to the Borrell Associates report, only 42% of the real estate marketing dollars in the United States were projected to be spent online in 2011. We believe that there is a disconnect between where marketing dollars are spent and where consumers research homes. Therefore, we expect that real estate-related marketing spend will continue to migrate online from traditional channels.

The Trulia Marketplace

We are redefining the home search experience for consumers and changing the way that real estate professionals build their businesses. We believe we deliver the best home search experience by combining our superior user interface with our comprehensive database of real estate properties, local insights, and user-generated content. We offer free and subscription products that provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence. In the three months ended March 31, 2012, we had 20.6 million monthly unique visitors. As of March 31, 2012, we had more than 300,000 active real estate professionals in our marketplace, 19,639 of whom were paying subscribers.

Our marketplace provides the following key benefits for consumers, real estate professionals, and advertisers:

Key benefits for consumers

Large, continually refreshed, searchable database of homes for sale and rent. We provide consumers with access to a large, continually refreshed, and searchable database of properties. We enable consumers to customize their searches with property-specific filters to obtain up-to-date listings that are rich with property facts, price, and sale data. We believe the scope and quality of the information contained in our database and the ease of use of our solution empowers consumers to more effectively find the right home.

Trusted insights, social recommendations, and proprietary analytics that provide local context. We provide consumers with local insights, critical to a successful home search, not available elsewhere on an easy to use and comprehensive basis. These insights include information about schools, crime, neighborhood amenities, and real estate professionals. We provide this broad range of local insights and rich features on our marketplace through our proprietary Trulia Voices forum and via our integration with Facebook. We also provide proprietary analytics on home valuation, including comparative historical price trends down to the neighborhood level. We believe the relevance of our data, paired with socially-informed insights, enables our consumers to better inform themselves on where to live.

Anytime and anywhere access. Our marketplace is accessible anytime and anywhere on the web and on major mobile platforms. To meet the needs of consumers who are increasingly conducting their real estate research on mobile devices, including while touring neighborhoods and visiting homes, we offer mobile applications that are currently available for use on the iPhone, iPad, Android phones, Android tablets, and Kindle Fire. Since the introduction of our first mobile application in 2008, mobile use of our marketplace has grown rapidly.

Key benefits for real estate professionals

Broad reach to transaction-ready consumers. We provide real estate professionals the ability to connect with our large audience of transaction-ready consumers on the web and through our mobile applications. We believe that a large portion of consumers using Trulia do not use other real estate websites, and that this enables real estate professionals on Trulia to effectively identify and market themselves to consumers that they cannot find anywhere else.

Products that boost presence and deliver high-quality leads. We offer a suite of differentiated products that provides real estate professionals with access to transaction-ready consumers, delivers high-quality leads and helps close deals. Our free products enable real estate professionals to build their personal brand by creating an online profile, contributing content to our marketplace, leveraging social media for endorsements, and establishing their presence through mobile features such as “check-ins.” Our subscription products enable real estate professionals to boost their visibility, promote their listings in search results, and generate more high-quality leads from our large audience of transaction-ready consumers.

Anytime and anywhere access to critical information and tools. We offer mobile applications designed specifically for real estate professionals to take their business on the go. Using our mobile applications, real estate professionals can access critical information that they need to conduct their business, including listings details, contacts, driving directions, and local information about neighborhoods. They also receive real-time notifications of new leads so that they can respond quickly and secure new clients. Our latest mobile product, Trulia Mobile Ads, allows professionals to reach a local, transaction-ready audience by advertising on our mobile applications for consumers.

Significant return on investment. We believe that our subscription products deliver a high return on investment to real estate professionals. Unlike traditional marketing channels, we provide tools to track leads and manage performance, enabling real estate professionals to measure and quantify the value of our products.

Key benefits for advertisers

Attractive audience. We believe our audience composition is highly attractive to consumer brand advertisers. A substantial portion of our audience is college educated, has a household income above $75,000, or is in the 25 to 54 age group. U.S. consumers with these characteristics tend to spend more of their annual income on home maintenance, insurance, household furnishings, apparel and services, and entertainment than the average consumer, according to the Bureau of Labor Statistics 2010 Consumer Expenditure Survey, which makes our audience attractive for consumer brand advertisers.

Display advertising products that efficiently reach target consumers. We enable our advertisers to reach the specific segments of our audience that are attractive to them. Advertisers benefit from improved reach, impact, relevancy, and measurement of their marketing campaigns in our marketplace.

Our Strengths

We believe that our competitive advantage reflects the following strengths:

We deliver the “inside scoop”

We have an industry-leading marketplace that provides consumers with powerful tools and unique content that together deliver valuable insights into homes, neighborhoods, and real estate professionals. Consumers require information from local sources in addition to detailed property data to gain a comprehensive view of a home and neighborhood. We supplement our extensive database of over 110 million properties in the U.S. with information on schools, crime, and neighborhood amenities, and enable social recommendations. For example, our crime heat maps provide consumers with a view into neighborhood safety and our Facebook integration gives consumers recommendations on real estate professionals from people in their social network. Through our proprietary Trulia Voices forum, we also provide consumers with local content from our community of contributors, including consumers, local enthusiasts, and real estate professionals. With over 5 million unique user contributions, we believe we have the largest collection of user-generated content on homes, neighborhoods, and real estate professionals.

Superior products and user experience

We believe we have the best products in the industry for consumers and real estate professionals. We invest significant resources into technology development and product design to create a superior user interface that provides compelling features and rich functionality for our users. In addition, we offer unique search capabilities that allow users to search for homes in more intuitive ways, including by school districts, and by designating customizable areas on an interactive map. We also aggregate and integrate information from multiple sources and display it in an easy-to-consume manner that provides a more comprehensive view of a home or neighborhood. Our agent tools provide an easy way to manage their listings and interactions with leads and clients. We believe our products and user experience are a primary reason why, with limited marketing expenditures, we have been able to attract a large audience.

Large, differentiated, transaction-ready audience

We believe we have become the online destination of choice for transaction-ready consumers in the residential real estate market. Our website and mobile applications attracted 20.6 million monthly unique visitors in the three months ended March 31, 2012, and based on data from comScore, a significant portion of our visitors do not visit our primary competitors’ websites. For instance, according to comScore, in June 2012, 56% of our audience did not visit Zillow.com. We believe that our audience is highly motivated and ready to purchase homes, as supported by our surveys in which 76% of respondents contacting real estate professionals on our marketplace indicated that they are planning to move in the next six months, and in which almost half stated that they are pre-qualified for a mortgage. We believe the transaction-ready nature of our audience results in better qualified leads for real estate professionals and an attractive audience for advertisers.

Strong mobile monetization

We believe we are one of the few companies that is monetizing its mobile products at a higher rate than web products. We sell our subscription products for mobile devices at prices that yield a higher effective price-per-lead than our similar products that are not focused on mobile devices. In addition, our users exhibit even higher levels of engagement with our mobile products than with our website and consumers are twice as likely to contact real estate professionals through our mobile applications as our website.

High ROI for real estate professionals

We believe our subscription products provide compelling value and a high return on investment for real estate professionals. On average, paying subscribers receive more than five times the number of monthly leads as real estate professionals who only use our free products. Unlike traditional marketing channels, our online marketplace allows real estate professionals to track, manage, and communicate with prospects, helping to measure and quantify the value we create. Based on our attractive monthly pricing, the likelihood that our users will complete real estate transactions, and the large commissions generated by real estate professionals on transactions, we believe our products generate significant return on investment for our subscribers. The value our real estate professionals receive from our marketplace is validated by our high subscriber growth and our increasing average monthly revenue per subscriber.

Powerful network effects driven by unique content

We benefit from a self-reinforcing network effect that helps build our brand, drives user engagement in our marketplace, and attracts more users to our website and mobile applications. As consumers engage in our marketplace, they contribute content by reviewing homes and neighborhoods, writing agent recommendations, and posting questions to our community of local enthusiasts and real estate professionals. The opportunity to interact with, and market to, these consumers attracts more real estate professionals, who engage with consumers by sharing local knowledge and contributing more content to our forum. The growing breadth and quality of user-generated content contributed by both consumers and real estate professionals builds our brand as a differentiated resource and, we believe, attracts more users to our website and mobile applications.

Big data and analytics platform

We have invested heavily over many years to build a robust data and analytics platform. We employ proprietary advanced analytics and heuristics capabilities to aggregate, filter, and analyze large amounts of data from disparate sources that we have cultivated over the years, including MLS and broker listing feeds, local demographic sources, and government archives. Our expertise in handling large amounts of externally-sourced data and combining it with user activity data collected from our marketplace allows us to improve the user experience by developing innovative new tools and new functionality. Additionally, we use this rich data to drive strategic business decisions and to publish insightful analysis on trends in local housing markets and macroeconomic trends in residential real estate. For example, we recently added the ability for real estate professionals to learn the geographic origin of search queries for homes in their market. We believe that our robust data and analytics platform gives us a competitive advantage in developing a superior experience for consumers and real estate professionals and raises awareness of our products in the real estate industry.

Our Strategy

Our goal is to build the leading online real estate marketplace. We intend to focus on the following key strategies in pursuit of our goal:

Expand our audience and increase user engagement

We intend to grow our large, transaction-ready audience by continuing to offer superior products for consumers. We plan to continuously enhance and refresh our database of homes, to partner with third parties to add new and relevant local content, and to encourage our users to contribute useful content. We also plan to develop new features, tools, and products that deepen our users’ engagement with our website and mobile applications, and to promote and foster interaction in our vibrant user community.

Grow the number of real estate professionals in our marketplace

We intend to further penetrate the large base of more than 2.8 million real estate professionals in the United States. We plan to attract more real estate professionals to our marketplace by communicating the value proposition of our free and subscription products and continuing to offer access to high-quality leads from our large and growing audience of transaction-ready consumers. We also intend to enhance and increase the ways in which real estate professionals can market themselves and communicate with prospective clients on our site, and to create additional value-added products to help professionals more effectively manage their leads, documents, and other key elements of their business.

Increase revenue

We plan to increase our revenue by selling more subscription and advertising products and by optimizing our pricing. We seek to attract more real estate professionals to our marketplace, convert more of our free real estate professional users to paying subscribers, and up-sell existing subscribers. We also intend to optimize the pricing of our products. Additionally, we plan to continue growing our advertising business by seeking larger and longer-term commitments from advertisers, diversifying our client base into different advertising verticals, and by adding additional media sales personnel to market to advertisers looking to target our large, attractive audience.

Increase brand awareness

We have built a leading real estate and consumer brand with limited marketing spend to date. We plan to continue to grow our brand by providing our users with superior and innovative products. We plan to build our brand as the most trusted source of real estate information with concerted public relations efforts that use our data and analytics platform to educate consumers and deliver relevant insights into the real estate market.

Pursue adjacent opportunities

We plan to pursue opportunities in a number of large adjacent markets, such as rentals, mortgages, home improvement, and agent tools, and to expand our business internationally. We believe that given our attractive audience, leading brand, and powerful technology platform, we are well positioned to capitalize on the large opportunities that these adjacent markets offer.

Data

Management of data is a critical component of our solution. We manage over one terabyte of data on a daily basis. We organize data as listings data, local information, and user-generated content:

Listings data

We refresh and supplement our listings database of over 110 million properties and for sale and for rent listings with data we receive from thousands of feeds on a daily basis. We receive feeds covering millions of new and existing for sale and for rent listings every day from MLSs, real estate brokerages, real estate agents, real estate listings aggregators, and other third parties. We also obtain detailed ownership and property data from vendors who collect and digitize information from public county records.

We process this wealth of data through our proprietary algorithms and heuristic data validation engine to sort, augment, and select the most up-to-date and accurate data to display. As a next step, we apply our search logic to the data, and overlay additional local information on schools, crime, neighborhood amenities, home values, and other community information. The final product is a complete profile of a property or listing with property facts, price data, local information, and agent contact information, which we publish in our marketplace in an intuitive and engaging user experience.

Local information

We inform consumers on what it is like to live in a neighborhood by delivering insights on schools, crime, neighborhood amenities, home values, and other community information.

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Schools. We provide information on schools by district, type, parent reviews, and ratings, which is based on data that we receive from third parties. We overlay this information onto our maps and color code the data points with a sliding color scale to differentiate between schools with low, medium, or high ratings.

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Crime. We receive raw data from third parties about the occurrence, type, location, and description of non-violent and violent crime. We conduct proprietary analysis on the data and aggregate our findings into a tabular format or into our proprietary crime heat map. Our crime heat map provides an overview, visualized through a sliding color scale of the incidence of crime in the area and highlights in callout text boxes the number of violent crimes in the area.

•	Neighborhood amenities. We provide the location, names, and ratings of nearby restaurants, grocery stores, banks, and gas stations on our maps based on data that we receive from Yelp.

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Home values. Based on our analysis of the sales records and property information in our database, we have developed market- and local-level views of the trends in price, number of sales, and number of listings by property type and location, which we publish on our listings pages and on the Local Info section of our website in interactive chart formats and in our proprietary heat map format.

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Other community information. We analyze data from the U.S. Census Bureau to provide users with information on how the median household and family income, age of homes, and commute times of a neighborhood compare to those of the city.

Additionally, we have an agreement with Google to use its basic maps, over which we integrate our proprietary insights.

User-generated content

The user-generated data in our marketplace is organized under the Advice section of our website by type of content, questions and answers, blogs, real estate guides, and along topics relevant to our audience such as local information, tips on home buying and selling, and observed market trends. We also allow real estate professionals to publish their own profile and receive recommendations from their clients under the Find a Pro section of our website.

The content in our marketplace is generated by our vibrant community of users. Users can vote on the quality of content using our “thumbs up” or “thumbs down” icons and can follow the voting results. Additionally, users can “flag” inappropriate content on our site, which is escalated to our Trulia community team whose enforcement actions follow the terms and conditions for user-submitted content as published on our website.

Our Products for Consumers

Our products for consumers focus on helping them find the right home. Our consumer products are offered for free and provide a robust set of tools for evaluating where to live.

Searchable database

Search

We maintain one of the largest searchable databases of homes for sale and rent in the United States. Our database includes more than 110 million properties with 4.5 million listings of homes for sale and rent. We provide users with the ability to search our database along a variety of parameters as described below:

All Properties	Sale properties only	Rentals only	Sold properties only
City Bedrooms Bathrooms Price range Square footage Property type Keyword search	Open houses Year built Lot size Foreclosure type MLS ID Price per square foot	Pets Amenities	Time since sale date

Our users can customize their search along as few or many features as they prefer and by keyword search of specific property attributes. From our search results, users have access to the detailed data on each home in our database, photos of the home, and the for sale or for rent listing information.

Additionally, we enhance our users’ experience by giving them the choice to display their search results in listings or map formats. The map format provides the added functionality of polygonal search, which enables users to delineate the precise area of their searches. We offer products that further enhance our users’ experience with visually impactful maps, graphics, and photos of homes and neighborhood characteristics.

Trulia Estimate

Trulia Estimate is our estimate of an off-market property’s value based on our proprietary analysis of relevant home data such as recent sales of similar homes and property facts. This search function allows users to conduct a precise search by street address to find our estimate of the value of that home. Additionally, home owners may claim their home in our database and edit their home’s specific facts and details so that our proprietary system can revise its estimated value.

Rich insights and content

We provide users with rich insights and content that are critical to a successful home search and that cannot be discovered through home listings data alone. We deliver these insights through the following products:

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Local Info. We aggregate local data from a variety of sources and make it more useful to our consumers through Google Maps overlays using our proprietary data visualization tools. These types of local insights include crime heat maps, school boundary and performance statistics, local amenity location and reviews through our integration with Yelp, and transit information.

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Advice. We provide our users with the “inside scoop” on homes, neighborhoods, and real estate professionals based on the advice generated by our active community of contributors. Users of our marketplace can post questions and receive answers in the Trulia Voices portion of our website and also scour the collection of advice columns and blogs that other users post. With 5 million unique user contributions and over 650,000 topics discussed on Trulia Voices, we believe we have amassed the largest online collection of user-generated content in the U.S. residential real estate market. This gives our users access to the insights of consumers, local enthusiasts, and real estate professionals who are knowledgeable about the neighborhoods in which our users are searching.

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Find a Pro. We provide consumers with a directory of over 800,000 real estate professionals that is searchable by location, name, and type of professional. Our platform integrates with Facebook to leverage the power of social networks for clients to recommend real estate professionals and for real estate professionals to take advantage of online “word of mouth” referrals. For example, a consumer searching for a real estate agent in our marketplace can quickly find whether someone in their social network has recommended an agent in a particular area in which they are looking.

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Value information. Each property detail page features information and analytics on the property value, including price comparisons of similar properties based on median home sale data by neighborhood, zip code and city, price history and trends, and property taxes based on assessed property values. We believe this information helps users better assess the value of the property beyond what can be gleaned from price data alone.

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Mortgage. Given the significant cost of a home purchase, we provide our users with guides on how to finance their purchase, information on mortgage rate trends, and calculators to determine their estimated mortgage payment based on the rates and terms quoted.

Mobile

Our products are accessible anytime and anywhere online and on mobile devices. We provide the following differentiated Trulia mobile applications for consumers on several major mobile platforms and devices:

•	m.trulia.com, a mobile-optimized website accessible on mobile device browsers

•	iPhone “Trulia”

•	iPad “Trulia”

•	Android “Trulia”

•	Android Tablet “Trulia”

•	Amazon Kindle Fire “Trulia”

•	iPhone “Trulia For Rent”

•	Android “Trulia For Rent”

Our Products for Real Estate Professionals

We offer real estate professionals a set of subscription and free products to promote themselves and their listings online and to connect with consumers searching for homes.

Our subscription products include:

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Trulia Pro. Real estate agents can purchase one of three differently priced Trulia Pro packages to enhance their online presence, feature their listings in search results, and interact with potential clients more effectively. Benefits include enhanced lead generation, greater local lead rotation, featured listings, robust property pages, detailed contact information in search results, instant leads via mobile, and integrated recommendations with Facebook. We provide similar products to real estate brokers under the name Premium Listings.

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Trulia Local Ads. Real estate professionals can purchase local advertising on Trulia’s website by zip code or city and by share of a given market. This functionality enables them to enhance their presence in their chosen market and generate more leads.

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Trulia Mobile Ads. Real estate professionals can purchase local advertising on our mobile applications and mobile website by zip code or city and by share of a given market. This functionality enables them to feature their profile and contact information on search results and listings, thereby enhancing their visibility with transaction-ready consumers.

Subscribers of Trulia Pro or Trulia Local Ads also have access to:

•	Trulia Insights. Real estate professionals receive more in-depth information about their leads to help them prioritize and respond to their best leads.

•	Trulia Instant Leads. We enable real estate professionals to respond to leads faster by connecting them with the consumer who sent the lead via phone or by notifying them via text message.

Our free products include:

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Property listings. We offer real estate professionals the ability to reach a large, transaction-ready audience and the potential to acquire leads by listing their properties in our marketplace for free.

•	Mobile application. We have developed a mobile application for the iPhone and Android phones that enables real estate professionals to manage their businesses anytime and anywhere.

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Agent profile. Agents can create their own profile in our marketplace by posting contact information, photos, and qualifications, and can manage their brand by linking their profile to their activity on our forums and to Facebook. Agent profiles are posted on the Find a Pro section of our website.

•	Trulia Voices. Through our Trulia Voices forum, we enable real estate professionals to promote their presence by allowing them to connect meaningfully with consumers, network with other professionals, follow topics of interest to their audience, receive updates on neighborhoods, and broadcast their thoughts on our blogging platform.

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Recommendations. We have built social search functionality into our Find a Pro database of agent profiles where users can sort agent profiles by number of recommendations. Additionally, real estate professionals can publish their recommendations on their Facebook Wall through integration with Facebook Connect.

•	Check-ins. Our real estate professionals can “check-in” on the Trulia mobile agent application to establish their presence at a property.

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Agent training and advice blogs. We publish two blogs, Trulia Pro and Trulia Corporate, written by real estate industry experts with whom we partner to provide tips, advice, and education for buyers, sellers, and renters.

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Tools and widgets. We offer real estate professionals a number of tools and widgets that they can incorporate into their personal websites to display local real estate information such as a slideshow widget to play photos of properties or a widget to broadcast their contributions on Trulia Voices on their blog or website.

Our Products for Advertisers

We sell display media advertising on a cost-per-impression and cost-per-click basis to national advertisers seeking to reach our large and attractive audience. We display their advertisements on our home page and on individual web pages through graphical displays and text links, and help these customers optimize their advertisements’ effectiveness through our robust targeting capabilities. We also offer display media advertising on our mobile website that is optimized for mobile device web browsers and may, in the future, offer display advertisements on our mobile applications.

Technology and Engineering

Product development and innovation are core pillars of our engineering culture that aims to delight our users and customers with our products. We provide our web and mobile products using a combination of in-house and third-party technology and products.

Big data and proprietary algorithms. We have developed our technology platform to handle data at large scale. On a daily basis, we process several million home listings from thousands of data feeds through our proprietary algorithms and heuristic data validation engine to sort, augment, and select the most up-to-date and accurate data to display.

Infrastructure. We host our platform from two locations. The primary location where we host our production environment, is within a shared data center environment in Santa Clara, California. We use a second hosted facility, located in Oakland, California, for production service backup and for our development environment. Our website and mobile applications are designed to have high availability, from the Internet connectivity providers we choose, to the servers, databases, and networking hardware that we deploy. We design our systems such that the failure of any individual component is not expected to affect the overall availability of our platform. We also leverage content delivery networks and use other third-party cloud computing services, including map-related and ad serving services, to ensure fast and local access to content. We employ a host of encryption, antivirus, firewall, monitoring, and patch-management technology to protect and maintain our systems.

Innovation. In addition to our new product development efforts, we encourage technological advances by directing a portion of our engineering team’s time towards organized innovation days. Each quarter, our product managers and engineers share ideas and experiments and recruit their peers to join their projects to bring a new concept to life. As progress is shared with the larger group, these new ideas receive additional input and product planning and are frequently the basis of new products and features we offer.

Agile methodology and quality focus. Our software development methodology is agile and promotes teamwork, collaboration, and process adaptability throughout the life cycle of a development project. We believe this methodology yields robust, high quality, efficient, and nimble software development. We also invest heavily in the quality of our technology with robust testing at each stage in our development process.

We maintain our technology infrastructure at a facility in Santa Clara, California maintained by Equinix Operating Company, Inc., or Equinix. Equinix provides data center space to us under the terms of a master service agreement. This agreement terminates on the earlier of the date that it is terminated by either party or the last order made under the agreement terminates or expires. This agreement is not cancelable by Equinix except in the case of material uncured breach by us, the suspension by Equinix three or more times during any 12 month period of its services pursuant to the terms of this agreement, our liquidation, cessation to do business or insolvency, or the condemnation of the physical space subject to this agreement.

Marketing

Our principal marketing strategy has been to develop a superior user experience that will drive audience growth and brand recognition. We have not historically spent significantly on marketing programs, but have focused on organic and viral growth driven by our user base. As our consumer audience has grown, real estate professionals have followed consumers to Trulia. We have also grown our brand among real estate professionals and the real estate industry through tradeshow participation, social engagement, and ongoing education via webinars, newsletters, and word of mouth.

In addition, our media outreach programs have been major drivers in growing our brand. We publish a series of blogs and actively use social media to share and spread content on a variety of topics to elevate our brand, including:

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Trends in the real estate market. We analyze publicly available data in combination with the rich data and content in our marketplace to create unique and proprietary insights on real estate trends, which we publish on our Trulia Trends blog. Our regularly published blogs and reports include:

•	Trulia Price Monitor and Trulia Rent Monitor. Our view on asking home sale and rent prices that is published monthly.

•	Housing Barometer. Our view of the state of the housing market that is published monthly.

•	Rent vs. Buy. Our analysis comparing the economics of renting versus buying that is published quarterly.

•	Metro Movers. Our observations of search trends for homes within the United States that is published quarterly.

•	Foreign Buyers. Our report on search trends for homes by people outside the United States that is published semi-annually.

•	Consumer Surveys. Our survey of consumers covering topics such as the “American Dream” of homeownership, attitudes about housing, and public policy that is published quarterly.

These reports are used by, and our Chief Economist is quoted regularly in, major news outlets, including The Wall Street Journal, Bloomberg, The New York Times, Time Magazine, and U.S. News & World Report.

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Advice for real estate professionals. Our blogs for real estate professionals, Trulia Pro and Trulia Corporate, written by well-known real estate industry experts with whom we partner, elevate Trulia’s brand awareness amongst the community of real estate professionals.

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Celebrity and luxury homes. Luxe Living is our blog dedicated to the latest developments on celebrity and luxury homes. This blog and its content have been featured on ExtraTV, E! News, US Weekly, The Los Angeles Times, and more.

We also cultivate our brand awareness through social media channels, such as Facebook and Twitter.

Customers

Real estate professionals that pay for our subscription products include:

•	Agents, who collaborate with consumers, seek leads, and manage transactions;

•	Brokers, which recruit, train, and provide core real estate services to agents; and

•	National real estate franchisors, which provide real estate services to franchisees to enable the growth of their brand.

The majority of our real estate professional subscribers are agents. As of March 31, 2012, we had more than 300,000 active real estate professionals in our marketplace, 19,639 of whom were paying subscribers.

Our advertising solutions are purchased by a diverse cross-section of brand advertisers that operate within the real estate ecosystem, and those that seek to reach our highly educated and affluent audience.

Sales and Customer Support

We have dedicated sales teams that support our marketplace business and our display advertising business.

For our marketplace business, the majority of our sales are made by our inside sales team that sells our subscription products to real estate professionals. Our inside sales team is located in our San Francisco and Denver offices and attracts new subscribers through a combination of outbound calling and inbound customer requests generated from our website and marketing activities. We also have a field sales team that sells our marketplace products at larger deal sizes to real estate brokers, franchisors, and builders.

For our display advertising business, we maintain a field sales team based in New York, to specifically target large advertising customers in the real estate and related content categories, such as insurance companies, mortgage providers, and home improvement companies, as well as other brand advertisers that seek to reach our audience. Our field sales team develops direct relationships with these advertisers and the agencies that serve them.

We place a high value on providing quality support to our users, marketplace subscribers, and advertisers. Our customer support team, based in San Francisco and Denver, responds to commercial and technical questions from our users and advertisers.

Competition

The markets in which we operate are highly competitive and fragmented. Consumers research homes through a variety of sources. Similarly, real estate professionals use a variety of marketing channels to promote themselves and find clients. Consequently, we face competition from a variety of direct and indirect channels, and we believe we compete favorably.

Competition for consumers

We compete to attract consumers to our website and mobile applications primarily on the basis of the breadth and quality of listings; user experience; the breadth, depth, and relevance of the insights on homes, neighborhoods, and real estate professionals; brand and reputation; and the quality of mobile products.

Our principal competitors for consumers include:

•	Print media, including local newspapers, magazines, and home/apartment guide publications;

•	Online real estate marketplaces such as Homes.com, MSN Real Estate, Realtor.com, Yahoo! Real Estate, and Zillow;

•	Online brokerage service providers such as Redfin and ZipRealty;

•	MLSs across the United States;

•	Full-service real estate brokerage service providers such as Century 21 and Coldwell Banker;

•	Online rental listing providers such as ApartmentGuide.com and Rent.com;

•	General online classifieds such as Craigslist; and

•	Websites of real estate brokerages and individual agents.

Competition for real estate professionals

We compete for a share of real estate professionals’ overall marketing spend with traditional, offline media, and other online marketing channels. We compete primarily on the basis of the size and attractiveness of the consumer audience; quality and measurability of leads; perceived return on investment; effectiveness of marketing and workflow tools; and quality of mobile products.

Our principal competitors for real estate professionals include:

•	Print media, including local newspapers, magazines, and home/apartment guide publications;

•	Other traditional media, including television and radio;

•	Other online real estate marketplaces;

•	Social networking services such as Facebook and Twitter;

•	Search engines such as Bing, Google, and Yahoo!;

•	Websites offering display advertising; and

•	Email marketing software and tools.

Competition for advertisers

We face competition to attract advertisers to market their products on our website. The basis of competition includes size, demographics, and overall attractiveness of an audience; pricing; and the ability to target desired audience segments.

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets, and patents, as well as contractual provisions and restrictions on access to our proprietary technology.

We registered “Trulia” as a trademark in the United States and several other jurisdictions. We also have filed other trademark applications in the United States and certain other jurisdictions, and will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective.

We have two patent applications pending in the United States, which seek to cover proprietary techniques relevant to our products. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.

We are the registered holder of a variety of domestic and international domain names that include “Trulia” and similar variations.

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors, and business partners. Our employees and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both our general and product-specific terms of use on our website.

Employees and Company Culture

As of March 31, 2012, we had 413 full-time employees, with 110 in technology, 268 in sales, marketing, and customer support, and 35 in general and administrative functions. We had 241 full-time employees in our San Francisco headquarters, 148 in our Denver location, 18 in our New York office, and six of our employees work remotely. None of our employees is represented by a labor union with respect to his or her employment with us.

We believe that our team and company culture have been among the keys to our success, allowing us to attract a talented group of employees, create a dynamic work environment, and continuously deliver innovation in a highly competitive market. As a team, we embrace the following I.M.P.A.C.T. principles:

Innovate	We are passionate about improving the online real estate experience, we reject status quo, and we believe in cultivating the best ideas from everyone in the organization.

Make a difference	We expect big results, and believe success stems from a focus on the impact of our efforts, not just input or output.

People matter	We are the company’s most valuable assets—we are committed to a fun work environment that helps us reach our potentials, without neglecting the importance of personal lives.

Act with integrity	If there is doubt, you should know you are wrong, and we strive to do what is right even when no one is looking.

Customer obsessed	No matter our role, we each work hard to understand the needs of our customers, clients, and partners, and we are committed to exceeding their expectations.

Trust and respect each other	We debate with passion, trust each other’s intentions, act with humility, and appreciate individuals’ ideas, talents and abilities, regardless of role, title, or tenure. We accept nothing less.

Facilities

In May 2010, we entered into a lease effective through May 2014 for approximately 32,000 square feet of office space that houses our principal offices in San Francisco. In March 2012, we entered into a lease effective through March 2013 for approximately 9,500 square feet of office space that houses our additional office space in San Francisco. We lease additional office space in Denver and New York. We believe our facilities are sufficient for our current needs.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights.

In July 2011, CIVIX-DDI LLC, or CIVIX, a non-practicing entity, filed a complaint against us in the U.S. District Court for the Eastern District of Virginia alleging, among other things, infringement of two patents by the products we provide through our website for searching and locating real estate. In September 2011, we entered into a license agreement with CIVIX to purchase a license for these patents for $550,000 and, as a result, the corresponding litigation was dismissed. Pursuant to this agreement, we agreed to pay a guaranteed amount of $550,000 to CIVIX, of which we have already paid $450,000 and the remaining $100,000 will be paid in September 2012. We also agreed to pay another $350,000 that is contingent on the completion of an offering.

Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of June 30, 2012:

Name	Age	Position
Executive Officers:

Peter Flint	37	Co-Founder, Chairman, and Chief Executive Officer

Prashant “Sean” Aggarwal	46	Chief Financial Officer

Paul Levine	41	Chief Operating Officer

Daniele Farnedi	44	Vice President, Engineering

Scott Darling	40	Vice President, General Counsel, and Corporate Secretary

Non-Employee Directors:

Erik Bardman	45	Director

Sami Inkinen	36	Director

Robert Moles	58	Director

Theresia Gouw Ranzetta	44	Director

Gregory Waldorf	43	Director

Peter Flint. Mr. Flint is our co-founder and has served as our Chief Executive Officer and as Chairman of our board of directors since our inception in June 2005. From July 1998 to June 2003, Mr. Flint served in a variety of executive roles at lastminute.com Ltd., a European online travel company that he helped launch, including Head of Interactive Marketing and Business Development. Mr. Flint holds a Master of Physics degree from the University of Oxford and a Master of Business Administration degree from Stanford University.

We believe that Mr. Flint is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our Chief Executive Officer and one of our founders, his perspective as one of our significant stockholders, and his extensive background as an executive of companies in the Internet industry.

Prashant “Sean” Aggarwal. Mr. Aggarwal has served as our Chief Financial Officer since November 2011. Prior to joining us, Mr. Aggarwal served as Vice President of Finance and Chief Accounting Officer at PayPal, Inc., an online payments company, from June 2008 to October 2011. From March 2003 to May 2008, Mr. Aggarwal worked at eBay Inc. in various finance roles including as Vice President of Finance and Vice President of Financial Planning & Analysis. Prior to eBay, Mr. Aggarwal served as Director of Finance at Amazon.com, Inc. Mr. Aggarwal started his career in investment banking with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Mr. Aggarwal holds a Bachelor of Arts degree from the College of Wooster and a Master of Management degree from Northwestern University’s Kellogg School of Management.

Paul Levine. Mr. Levine has served as our Chief Operating Officer since February 2011. Prior to joining us, Mr. Levine served as President of Digital at Current Media LLC, a broadcast media company, from February 2009 to February 2011. Prior to Current Media, Mr. Levine was Vice President of Marketing at AdBrite, Inc., an online advertising network, from August 2007 to October 2008. Prior to AdBrite, Mr. Levine served as Vice President and General Manager of Local at Yahoo! Inc., from April 2003 to July 2007. Mr. Levine has also held management positions at E*TRADE Financial Services Corporation. Mr. Levine earned his Bachelor of Arts degree from Amherst College and a Master of Business Administration degree from Stanford University.

Daniele Farnedi. Mr. Farnedi has served as our Vice President, Engineering since January 2007. Prior to joining us, Mr. Farnedi served as Director of Technology at Shopping.com, Inc., a price comparison company that was acquired by eBay, from October 2004 to January 2007. Prior to Shopping.com, Mr. Farnedi served as Director of Software Engineering at Looksmart, Ltd., from May 2000 to October 2004. Prior to Looksmart, Mr. Farnedi served as a Data Architect for Barclays Global Investors, a division of Barclays PLC, from April 1998 to May 2000, and as a Senior Software Engineer at Assyst GmbH, a leading computer-aided design software development company, from September 1995 to February 1998. Mr. Farnedi holds a Laurea degree in Electrical Engineering from the University of Bologna.

Scott Darling. Mr. Darling has served as our Vice President, General Counsel, and Corporate Secretary since October 2011. Prior to joining us, Mr. Darling served as Vice President, General Counsel, and Corporate Secretary at Imperva, Inc., from September 2010 until June 2011. Prior to Imperva, Mr. Darling served as Senior Attorney for Microsoft Corporation from May 2008 to September 2010 following the acquisition by Microsoft of Danger, Inc., a mobile software-as-a-service company. Mr. Darling served as Danger’s Vice President, General Counsel and Corporate Secretary from November 2004 to April 2008, and as Senior Corporate Counsel from September 2002 to October 2004. Mr. Darling started his career as an attorney at the law firm of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP. Mr. Darling holds a Bachelor of Arts degree from Yale University and a Juris Doctor degree from the University of Michigan.

Non-Employee Directors

Erik Bardman. Mr. Bardman has served as a director since June 2012. Mr. Bardman has served as the Chief Financial Officer and Senior Vice President Finance of Logitech International S.A. since October 2009. Prior to joining Logitech, Mr. Bardman served as Acting Chief Financial Officer of ZillionTV Corporation, a personalized television service, from March 2009 to September 2009. Prior to ZillionTV, Mr. Bardman served in a number of positions at eBay, Inc., over five and one half years, including Vice President and Chief Financial Officer of eBay Marketplaces from May 2005 to September 2008. Prior to eBay, Mr. Bardman served in a number of positions at General Electric Company, over the course of 15 years, including Vice President of Strategic Pricing at GE Global Consumer Finance from October 1999 to June 2003. Mr. Bardman holds a Bachelor of Arts degree from Dickinson College and is also a graduate of General Electric’s Financial Management Program.

We believe that Mr. Bardman is qualified to serve as a member of our board of directors because of his deep expertise in finance and his experience as an executive at several successful technology companies.

Sami Inkinen. Mr. Inkinen is our co-founder, served as our President from February 2010 to March 2012, and has served as a director since our inception in 2005. Mr. Inkinen served as our Chief Financial Officer and Chief Operating Officer from our inception until his promotion to President in February 2010. From June 2000 to November 2002, Mr. Inkinen served as Co-Founder and Vice President, Business Development of Matchem Ltd., a wireless software company, of which he was a co-founder. Mr. Inkinen also was an associate consultant with McKinsey & Company, Inc. from January 2003 to August 2003. Mr. Inkinen holds a Master of Engineering degree from the Helsinki University of Technology and a Master of Business Administration degree from Stanford University.

We believe that Mr. Inkinen is qualified to serve as a member of our board of directors because of the perspective and experience he brings as one of our former executives and a founder, as well as his perspective as one of our significant stockholders.

Robert Moles. Mr. Moles has served as a director since June 2006. Mr. Moles has served as the Chairman of Intero Real Estate Services, Inc., a real estate brokerage company, since April 2004. Prior to joining Intero, Mr. Moles served as President and Chief Executive Officer of the Real Estate Franchise Group of Cendant Corporation from October 2001 to June 2004. Prior to Cendant, from March 1997 to October 2001, Mr. Moles served as President and Chief Executive Officer of Century 21 Real Estate LLC, a real estate franchise company. Mr. Moles serves on the board of directors for Heritage Bank of Commerce, Heritage Commerce Corporation, and Western Bancorp, Inc. He has served as an advisor to Santa Clara University and the University of San Diego. Mr. Moles holds a Bachelor of Science degree from Santa Clara University.

We believe that Mr. Moles is qualified to serve as a member of our board of directors because of his experience and expertise as an executive at several companies in the real estate industry and his experience as a director of other public companies.

Theresia Gouw Ranzetta. Ms. Gouw Ranzetta has served as a director since December 2005. Ms. Gouw Ranzetta is a general partner at Accel Partners, a venture capital firm, which she joined in 1999, where she focuses on software investments, with a specific interest in social commerce, vertical media, security, and consumer Internet/mobile applications. Ms. Gouw Ranzetta serves on the board of directors of Imperva, Inc., as well as on the boards of directors of several other software and technology companies that are portfolio companies of Accel Partners. Ms. Gouw Ranzetta holds a Bachelor of Science degree from Brown University and a Master of Business Administration degree from Stanford University.

We believe that Ms. Gouw Ranzetta is qualified to serve as a member of our board of directors because of her experience in the software and technology industries as an investment professional and as an executive, her experience as a director of other technology companies, as well as her perspective as a representative of one of our significant stockholders.

Gregory Waldorf. Mr. Waldorf has served as a director since September 2005. Mr. Waldorf served as Chief Executive Officer of eHarmony, Inc., an online dating company, from April 2006 to January 2011. Mr. Waldorf serves on the board of overseers of the Hoover Institution at Stanford University and has served on the boards of directors of other private companies. Mr. Waldorf holds a Bachelor of Arts degree from the University of California, Los Angeles and a Master of Business Administration degree from Stanford University.

We believe that Mr. Waldorf is qualified to serve as a member of our board of directors because he brings strategic insights and operational leadership and experience as a former chief executive officer of a technology company, as well as because of the experience and perspective he has obtained in his roles as an investor in, advisor to, and board member of, numerous companies.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our board of directors will consist of              directors,              of whom will qualify as “independent” under              listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2013;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2014; and

•	the Class III director will be , and his term will expire at the annual meeting of stockholders to be held in 2015.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Ms. Gouw Ranzetta and Messrs. Bardman, Moles, and Waldorf do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of             . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established or will establish, effective prior to the completion of this offering, an audit committee, a compensation committee, and a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Immediately following the completion of this offering, our audit committee will consist of             ,             , and             , with              serving as Chairman. The composition of our audit committee meets the requirements for independence under current              listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the              listing standards. In addition, our board of directors has determined that              is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions;

•

obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•

approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the             .

Compensation Committee

Since February 2012, our compensation committee has been comprised of Mr. Waldorf and Ms. Gouw Ranzetta, with Mr. Waldorf serving as Chairman. The composition of our compensation committee meets the requirements for independence under              listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•	reviews, approves and determines, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and approves and make recommendations to our board of directors regarding incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the             .

Nominating and Governance Committee

Immediately following the completion of this offering, our nominating and governance committee will consist of             and             , with             serving as Chairman. The composition of our nominating and governance committee meets the requirements for independence under              listing standards and SEC rules and regulations. Our nominating and governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

The nominating and governance committee will operate under a written charter, to be effective prior to the completion of this offering that satisfies the applicable listing requirements and rules of             .

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

In 2011, none of our non-employee directors received any cash, equity, or other compensation for their services as directors or as members of any board committee. As of December 31, 2011, none of our non-employee directors had unvested shares of common stock that would have accelerated if their services had been terminated in connection with a change in control.

Gregory	Waldorf Letter Agreement

In January 2012, we entered into a letter agreement with Gregory Waldorf confirming his agreement to serve as the lead independent director of our board of directors. Pursuant to the letter agreement, in February 2012, our board of directors granted to Mr. Waldorf a stock option to purchase 73,500 shares of common stock at a price per share of $2.27, which was the fair market value of our common stock on the date of grant. The stock option granted to Mr. Waldorf vests monthly over a 12-month period, and has a vesting commencement date of July 1, 2011. As such, a majority of shares subject to the stock option were vested on the date of grant, which was in recognition of Mr. Waldorf’s significant contributions and service to us as a director and advisor. In addition, pursuant to the letter agreement, we also paid Mr. Waldorf a cash bonus of $25,000 in April 2012, and agreed to reimburse him for reasonable travel and incidental expenses that we approve.

Erik Bardman Letter Agreement

In May 2012, we entered into a letter agreement with Erik Bardman confirming his agreement to serve on our board of directors and as the chairman of our audit committee. Pursuant to the letter agreement, our board of directors granted to Mr. Bardman a stock option to purchase 73,500 shares of our common stock at a price per share of $4.44, which was the fair market value of our common stock on the date of grant. The stock option granted to Mr. Bardman vests monthly over a 12-month period and has a vesting commencement date of June 5, 2012.

Robert Moles Option Grant

In February 2012, our board of directors granted to Robert Moles a stock option to purchase 36,750 shares of our common stock at a price per share of $2.27, which was the fair market value of our common stock on the date of grant. The stock option granted to Mr. Moles vests monthly over a 12-month period and has a vesting commencement date of February 1, 2012.

Directors who are also our employees receive no additional compensation for their service as a director. During 2011, Messrs. Flint and Inkinen were employees. See the section titled “Executive Compensation” for more information about their compensation.

Following the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors would be eligible to receive equity awards and annual cash retainers as compensation for service on our board of directors and committees of our board of directors. Under this policy, we intend to grant non-employee directors an annual stock option grant having a value on the date of grant equal to $        . We intend that the date of grant for these stock options will be                  of each year, beginning             .

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The following discussion and analysis of the compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

The compensation provided to our named executive officers for 2011 is detailed in the 2011 Summary Compensation Table and accompanying footnotes and narrative that follows this section. This section explains our executive compensation philosophy and objectives, our compensation-setting process, and the elements of our compensation program.

Our named executive officers in 2011 were:

•	Peter Flint, our Chief Executive Officer, or CEO, and co-founder;

•	Sami Inkinen, our former President and co-founder;

•	Sean Aggarwal, our Chief Financial Officer, or CFO;

•	Paul Levine, our Chief Operating Officer, or COO;

•	Daniele Farnedi, our Vice President, Engineering; and

•	Scott Darling, our Vice President, General Counsel, and Corporate Secretary.

In March 2012, Mr. Inkinen’s employment with us ended, but Mr. Inkinen continues to serve as one of our directors. Mr. Inkinen served as our principal financial officer in 2011 prior to our hiring of Mr. Aggarwal.

Executive Compensation Philosophy and Objectives

Our executive compensation philosophy is to provide a compensation program that attracts and retains our executive officers, including our named executive officers, and to motivate them to pursue our corporate objectives while encouraging the creation of long-term value for our stockholders. We strive to provide compensation packages to our executive officers that are competitive, reward achievement of our business objectives, and align executive and stockholder interests through equity ownership.

Our executive compensation program is designed to achieve the following principal objectives:

•	attract, motivate and retain qualified executives to support growth expectations;

•	provide total direct compensation, consisting of salary and short-term and long-term incentive awards that are competitive with the market while remaining internally equitable and fair;

•	ensure that our executive compensation program and actual payouts are aligned with financial performance and strategic business goals;

•	ensure a substantial portion of each executive’s total compensation is at-risk and varies based on company and individual performance; and

•	align the executive compensation program with both short-term and long-term stockholder interests.

Compensation-Setting Process

Role of the Board of Directors and Compensation Committee

The initial compensation arrangements with our executive officers, including the named executive officers, have been determined in negotiations with each individual executive when such executive joined us. Typically, the board of directors or our CEO has been responsible for negotiating these arrangements.

With respect to continuing executive compensation arrangements, our board of directors has been responsible for overseeing, determining, and approving the compensation of our CEO and our former President, and has been responsible for overseeing the compensation of our other executive officers on an informal basis. With respect to the compensation of our named executive officers other than our CEO, our board of directors consults with our CEO and has typically informally approved his recommendations because of his closer nexus to his direct reports. Historically, our board of directors has overseen our 2005 Stock Incentive Plan, or the 2005 Plan, and awards thereunder.

Typically, in the first quarter of each year, our board of directors would review the compensation of our CEO. At that time, our board of directors would also evaluate the performance of the company and the CEO’s contributions thereto to determine whether to pay him cash bonuses for the previous year and, if so, the amount of any such bonuses.

In February 2012, we established a compensation committee of our board of directors, or the Committee, that has assumed responsibility for overseeing our executive compensation program and will approve the compensation of our CEO and our executive officers. The Committee determined incentive compensation earned by our named executive officers for the 2011 performance period. Going forward, the Committee will be responsible for annually reviewing and approving compensatory arrangements for our named executive officers and will act as administrator of our equity compensation plans. See the summary description of the Committee’s composition and charter in the section titled “Management—Committees of the Board of Directors—Compensation Committee.”

Role of Senior Management

In prior years, our CEO has typically sought the approval of our board of directors on an informal basis regarding the compensation for our other named executive officers. While our board of directors had final authority with respect to compensation decisions for our executive officers, our board of directors typically deferred to the recommendations of our CEO with respect to our other named executive officers because our CEO had a better understanding of the performance of his direct reports. With respect to his role in our executive compensation process, our CEO quarterly reviewed the performance of the other named executive officers and consulted with our board of directors on an informal basis on his conclusions and recommendations as to their compensation, including base salary adjustments and cash bonus payouts. Our CEO advised our board of directors on recommended stock option awards to the other named executive officers, which were subject to formal approval by our board of directors.

Role of Compensation Consultant

The Committee is authorized to retain the services of one or more executive compensation advisors, as it sees fit, in connection with the establishment of our compensation programs and related policies.

In October 2011, we retained Radford, a national compensation consultant, to provide general market data and recommendations on non-executive compensation and expanded this engagement to include executive compensation and compensation for our board of directors. No guidance provided by Radford was used with respect to any compensation decisions for 2011. Prior to engaging Radford, our board of directors had not retained a compensation consultant for any services or recommendations related to executive compensation decisions.

In May 2012, the Committee retained Radford to provide it with information, recommendations and other advice relating to executive compensation on an ongoing basis. Accordingly, Radford now serves at the discretion of the Committee. The Committee has directed Radford to develop one or more groups of peer companies to help us determine the appropriate level of overall compensation for our executive officers, as well as assess each separate element of compensation, with a goal of more formally ensuring that the compensation we offer to our executive officers is competitive and fair.

Following the completion of this offering, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve as will our process for establishing executive compensation. In the future, the Committee may continue to retain Radford or another compensation consultant to advise us regarding our executive compensation program to ensure that it remains properly aligned with our ongoing business strategy and that the pay mix and levels are competitive with current market practices.

Elements of Executive Compensation

Our compensation program for our named executive officers reflects our stage of development as a private company. As a private company, we have emphasized the use of equity in the form of stock options to incentivize our named executive officers to focus on our growth and create sustainable long-term stockholder value. Our founders were initially incentivized through restricted stock. We believe that equity awards offer our named executive officers a valuable long-term incentive that aligns their interests with the interests of our stockholders.

We also offer cash compensation to our named executive officers in the form of a base salary and an annual cash incentive award opportunity at levels that we believe, based on the experience and knowledge of our board of directors and our management team, are competitive for our stage of development and industry. Our annual cash incentive award opportunities generally focus on the achievement of specific near-term financial and strategic objectives and individual key performance objectives that will further our longer-term growth objectives. In addition, in order to attract and induce potential executive officers to leave their existing employment, we occasionally provide for a sign-on bonus. In the case of the recruitment of our CFO, we also offered certain relocation benefits.

Base Salaries

Base salaries provide our named executive officers with a fixed amount of consistent compensation and are an important motivating factor in attracting and retaining these individuals. We do not apply specific formulas to determine adjustments to base salary. Historically, the base salaries of our CEO and former President were reviewed and adjusted on a periodic basis by our board of directors. For our CEO, our board of directors considered the recommendations of our former President and also the scope of our CEO’s performance, individual contributions, responsibilities, experience, and prior base salary level. For our former President, our board of directors considered the recommendations of our CEO and also the scope of our former President’s performance, individual contributions, responsibilities, experience, and prior base salary level. For our other continuing named executive officers, our CEO reviewed and recommended adjustments on a periodic basis, in consultation with our former President and board of directors, of base salaries, taking into consideration the scope of the named executive officer’s performance, individual contributions, responsibilities, experience, prior base salary level, and, in the case of a promotion, position. With respect to our named executive officers that were hired in 2011, their initial base salaries were generally established through arm’s-length negotiations at the time each named executive officer was hired, taking into account his qualifications, experience, prior salary level, and the base salaries of our other executive officers. During 2011, our board of directors informally approved base salary increases for our CEO, our former President, and Mr. Farnedi as set forth in the table below. In making these adjustments, our board of directors considered the subjective factors described above, as well as the length of time since the last base salary adjustment, our then-current cash position, and a desire for internal pay equity among our executive officers.

Named Executive Officer	Base Salary at End of 2010	Base Salary at End of 2011
Peter Flint	$150,000	$260,000
Sami Inkinen	150,000	250,000
Sean Aggarwal	N/A	260,000
Paul Levine	N/A	250,000
Daniele Farnedi	185,000	205,000
Scott Darling	N/A	230,000

In March 2012, the Committee approved base salary increases for our named executive officers as set forth below. In making this adjustment, the Committee considered the subjective factors described above, as well as the contributions expected from, and responsibilities of, each named executive officer in preparing us to transition from a private company to a publicly-traded company.

Named Executive Officer	Base Salary at End of 2011	Base Salary Approved for 2012
Peter Flint	$260,000	$285,000
Sami Inkinen (1)	250,000	250,000
Sean Aggarwal	260,000	260,000
Paul Levine	250,000	270,000
Daniele Farnedi	205,000	225,500
Scott Darling	230,000	230,000

(1)	Mr. Inkinen resigned as our President effective March 31, 2012.

Annual Incentive Compensation

In establishing our annual incentive compensation plan, our objective is to provide cash awards linked to company and individual performance, remain competitive in the marketplace and drive performance toward company goals. Corporate and individual key performance goals are established quarterly and evaluated by our CEO (except for his own performance goals which are established and evaluated by our board of directors) following the end of each quarter. In addition, corporate and individual key performance goals are evaluated on an annual basis. Corporate goals focus on overarching objectives for the organization, while individual objectives represent key performance expectations at the departmental or individual level. In setting these objectives, we identify the financial and operational results required to successfully grow the business, while also recognizing that internal and external factors may hinder this progress. As such, these objectives are intended to be challenging to achieve but within reach. Generally, our CEO reviews the objectives for, and achievements of, the named executive officers (other than himself) and shares his evaluations and recommendations with our board of directors. Our board of directors reviews the objectives for, and achievements of, our CEO and determines his incentive compensation. Historically, our CEO, in consultation with our board of directors and, for the 2011 performance period, our Committee in consultation with our CEO, have determined cash award amounts for our named executive officers and the actual achievement against these objectives. While we use a formula to calculate tentative award amounts, the final award approvals are made at the discretion of our board of directors and, for the 2011 performance period, our Committee, in each case, with recommendations by our CEO with respect to the other named executive officers. For the 2011 performance period, the formula used was based on a combination of corporate goals and individual goals. The percentage breakdown between corporate goals and individual goals for each named executive officer is set forth below under “2011 Achievement.” Annual incentive payments are generally subject to a maximum payment at the target amount; however our board of directors and/or the Committee has had the authority to pay discretionary bonuses in excess of target amounts.

2011 Incentive Target

For 2011, our annual cash incentive award opportunities were designed to reward our named executive officers based on our performance and the individual named executive officer’s contribution to that performance. Target award opportunities for our CEO and our former President were established by our board of directors. With respect to our other named executive officers, each target award opportunity was based on the contractual rights set forth in his respective offer letter agreement. The 2011 target award opportunities were as follows:

Named Executive Officer	Target Award Opportunity
Peter Flint	$110,000
Sami Inkinen	100,000
Sean Aggarwal (1)	14,247
Paul Levine (2)	87,671
Daniele Farnedi	31,000
Scott Darling (3)	8,356

(1)

Mr. Aggarwal is contractually eligible for a $100,000 target annual incentive award. However, Mr. Aggarwal was only employed with us for a portion of 2011, and therefore, his pro-rated target for 2011 was $14,247.

(2)

Mr. Levine is contractually eligible for a $100,000 target annual incentive award. However, Mr. Levine was only employed with us for a portion of 2011, and therefore, his pro-rated target for 2011 was $87,671.

(3)

Mr. Darling is contractually eligible for a $50,000 target annual incentive award. However, Mr. Darling was only employed with us for a portion of 2011, and therefore, his pro-rated target for 2011 was $8,356.

2011 Achievement

For 2011, the objectives and related performance assessment for our named executive officers were as follows:

•

Peter Flint, CEO—Mr. Flint’s corporate objectives (which made up 80% of his bonus formula) related to our achievement of financial goals, including revenue. Mr. Flint’s individual objectives (which made up 20% of his bonus formula) included development in our product organization, marketing and product execution, hiring and integrating a chief financial officer, and attention to our financial objectives, and preparing us for an initial public offering. For Mr. Flint to be eligible to receive an incentive award for 2011, we were required to achieve certain revenue thresholds that were not met. Accordingly, Mr. Flint did not receive an incentive award for the 2011 performance period.

•

Sami Inkinen, former President—Mr. Inkinen’s corporate objectives (which made up 80% of his bonus formula) related to our achievement of financial projections, including revenue. Mr. Inkinen’s individual objectives (which made up 20% of his bonus formula) included business development, development in content, rentals, large partner and client management, hiring and integrating a chief operating officer and a chief financial officer, attending to our financial objectives, overseeing potential mergers and acquisitions, and preparing us for an initial public offering. For Mr. Inkinen to be eligible to receive an incentive award for 2011, we were required to achieve certain revenue thresholds that were not met. Accordingly, Mr. Inkinen did not receive an incentive award for the 2011 performance period.

•

Sean Aggarwal, CFO—As Mr. Aggarwal was employed with us for less than two months during 2011, our board of directors did not establish specific corporate or department performance objectives to assess Mr. Aggarwal’s performance. Instead, the Committee measured how Mr. Aggarwal integrated into our executive team and headed the finance department during that period. Based on Mr. Aggarwal’s successful transition into our executive team and finance department, our Committee determined that Mr. Aggarwal achieved 100% of his objectives and was entitled to be paid 100% of his pro-rated incentive compensation amount.

•	Paul Levine, COO—Mr. Levine’s corporate objectives (which made up 80% of his bonus formula) related to traffic to our site from the web and from mobile devices and the achievement of revenue goals. Mr. Levine’s individual objectives (which made up 20% of his bonus formula) included hiring, operations, and product goals. Based on Mr. Levine’s performance and our CEO’s recommendation, the Committee determined Mr. Levine’s achievement level to be 55% because of performance related to revenue performance, web traffic and hiring goals. For Mr. Levine to be eligible to receive an incentive award for 2011, we were required to achieve certain revenue thresholds that were not met. However, in consideration of Mr. Levine’s achievement with respect to his individual objectives and web traffic goals, our CEO recommended, and our Committee approved, payment of an incentive award at the determined level of achievement regardless of our not meeting the financial thresholds.

•

Daniele Farnedi, Vice President, Engineering—Mr. Farnedi’s goals were primarily individual. Mr. Farnedi’s individual objectives included hiring across the teams in his department, development of features, delivery, and planning, improvements in site performance, and progress in innovation. Based on Mr. Farnedi’s performance with respect to hiring, feature delivery and site performance, and our CEO’s recommendation, the Committee determined Mr. Farnedi’s achievement level to be 74%.

•

Scott Darling, Vice President, General Counsel and Corporate Secretary—As Mr. Darling was employed with us for approximately two months during 2011, our board of directors did not establish specific corporate or department performance objectives to assess Mr. Darling’s performance. Instead, the Committee measured how Mr. Darling integrated into our executive team and headed the legal department during that period. Based on Mr. Darling’s successful transition into our executive team and legal department, our Committee determined that Mr. Darling achieved 100% of his objectives and was entitled to be paid 100% of his pro-rated incentive compensation amount.

2011 Incentive Allocation

Based on the evaluation of the performance results described above, in 2012, the Committee approved the following cash awards for our named executive officers for the 2011 performance period:

Named Executive Officer	Actual Award Amount	Actual Award Amount as a Percentage of Target Award Opportunity
Peter Flint	$0	0%
Sami Inkinen	0	0
Sean Aggarwal	14,247	100
Paul Levine	48,219	55
Daniele Farnedi	23,000	74
Scott Darling	8,356	100

Rollover Bonus Opportunity

In 2012, our Committee determined that the financial thresholds for the 2011 incentive awards were too aggressive and established an incentive arrangement for our CEO and former President to potentially earn, based on 2012 performance, a portion of the incentive award that was not earned in 2011. Accordingly, the Committee determined rollover bonus potentials for our CEO and former President of $55,000 and $50,000, respectively. If we achieve 2012 semi-annual revenue targets that were deemed challenging, then each applicable executive officer would receive 50% of the applicable rollover bonus potential. If we exceed these semi-annual targets by more than 5%, then each applicable executive officer would receive 100% of the applicable rollover bonus potential. The rollover bonuses would be paid, to the extent earned, in July 2012, subject to continued employment of the executive officer at the end of the six month period ending June 30, 2012. If the executive officer’s employment terminates prior to the end of the six month period ending June 30, 2012, then any earned rollover bonus will be pro-rated. The rollover bonus was an incentive opportunity separate from and in addition to any annual 2012 incentive award.

Sign-On Bonuses

In addition to our annual bonus opportunities, we occasionally provide for sign-on bonuses as a material inducement to join the company. In 2011, as a result of negotiations with Mr. Aggarwal, we provided Mr. Aggarwal with a $50,000 sign-on bonus payable within 30 days of his start date.

Equity-Based Incentive Compensation

We use stock options to attract, motivate, and incentivize the executive talent necessary to accomplish our business objectives while also providing a significant long-term interest in our success by rewarding the creation of stockholder value. Vesting for stock options is based on continued employment with us, generally over four years, thereby also encouraging the retention of our executive officers. In addition to stock options, we used restricted stock to incentivize our founders in connection with our incorporation.

Historically, we have not applied a formula to determine the size of individual stock options granted to our named executive officers. Instead, our board of directors has generally determined the size of individual grants using its collective business judgment and experience, taking into account, among other factors, the role and responsibility of the individual executive officer, the competitive market for the executive officer’s position and the size, value, and vesting status of existing equity awards. Based upon these factors, our board of directors or the Committee sets the size of each stock option award at a level it considers appropriate to create a meaningful incentive.

Our executive officers generally receive a stock option grant at the time of hire, with only discretionary additional awards thereafter. In addition to the factors considered above, the size of new hire grants was based on arm’s-length negotiations at the time each named executive officer was hired. Our current informal practice is to not provide additional equity awards until after the initial stock option grant has been substantially vested.

During 2011, our board of directors approved grants for our CEO and our former President because their existing founders’ restricted stock had fully vested. In recognition that these refresh grants were overdue, our board of directors provided for vesting credit from 2009, when their original restricted stock grants had fully vested. The size of these stock option grants was intended to provide sufficient equity incentive to align the interests of our CEO and our former President with those of our stockholders. On a similar rationale, our board of directors granted a stock option to Mr. Farnedi because his existing sign-on stock option grant was almost fully vested. In addition, our board of directors approved new hire grants to Messrs. Aggarwal, Levine, and Darling.

The following table summarizes the size of the stock option grants awarded to each named executive officer in 2011:

Named Executive Officer	Number of Shares of Common Stock Underlying Stock Options Granted in 2011
Peter Flint	983,412
Sami Inkinen	804,610
Sean Aggarwal	725,316
Paul Levine	1,607,284
Daniele Farnedi	170,000
Scott Darling	290,126

Following the completion of this offering, we expect that the Committee may make discretionary equity grants shortly following the end of each year.

Retirement and Other Benefits

Our named executive officers receive health and welfare benefits under the same programs and subject to the same terms and conditions as our other salaried employees. These benefits include medical, dental, and vision benefits; health savings accounts; short-term and long-term disability insurance; accidental death and dismemberment insurance; and basic life insurance.

Our named executive officers are eligible to participate in our 401(k) retirement savings plan on the same basis as our other employees who satisfy the plan’s eligibility requirements. We may make discretionary contributions to the plan in any year, subject to certain limits. In 2011, we made matching contributions under our 401(k) retirement savings plan to all eligible participants.

Generally, we have not provided perquisites or other personal benefits to our named executive officers, other than those offered to our other salaried employees. However, in 2011, as an inducement material to his hiring, we offered to provide our CFO, who resides over 50 miles from our offices in San Francisco, with an apartment in San Francisco for his use on a tax-neutral basis so long as Mr. Aggarwal is required to work in San Francisco. At the time of his hiring, we believed that without providing this benefit, we would not have been able to induce Mr. Aggarwal to join us. Currently, we do not view perquisites or other personal benefits as a component of our executive compensation program. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Committee.

Executive Offer Letter Agreements

The initial terms and conditions of employment for each of our named executive officers (other than Messrs. Flint and Inkinen, our founders) are set forth in written offer letter agreements. Each of these agreements was negotiated on our behalf by our CEO, who consulted with our board of directors. We believe that the offer letter agreements were necessary to induce these individuals to forego other opportunities or leave their current employment for the uncertainty of a demanding position in a new and unfamiliar organization.

In filling these executive positions, we recognized that it would be necessary to recruit candidates with the requisite experience and skills. Accordingly, we sought to develop competitive compensation packages to attract qualified candidates who could fill our most critical positions. At the same time, we were sensitive to the need to integrate new executive officers into our existing executive compensation structure, balancing both competitive and internal equity considerations.

For a summary of the material terms and conditions of these executive offer letter agreements, see “—Executive Offer Letter Agreements.”

Severance and Change in Control Arrangements

The offer letter agreements and/or equity award agreements entered into with certain of our named executive officers provide certain protections in the event of their termination of employment under specified circumstances, including following a change in control of our company. We believe that these protections serve our executive retention objectives by helping our named executive officers maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of certain qualifying terminations of employment or a transaction that could result in a change in control of our company. The terms of these agreements were determined after review by our board of directors of our retention goals for each named executive officer. For a summary of the material terms and conditions of these severance and change in control arrangements, see the section titled “—Potential Payments Upon Termination or Change in Control.”

Other Compensation Policies

Stock Ownership Guidelines

At this time, the Committee has not adopted stock ownership guidelines with respect to our named executive officers, although it may consider doing so in the future. Prior to the completion of this offering, we will establish an insider trading policy that prohibits, among other things, short sales, hedging of stock ownership positions, and transactions involving derivative securities relating to our common stock.

Compensation Recovery Policy

At this time, we have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. The Committee intends to adopt a general compensation recovery, or clawback, policy covering our annual and long-term incentive award plans and arrangements once we are a publicly-traded company and after the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Derivatives Trading and Hedging Policy

At this time, we have not implemented a policy regarding the trading of derivatives or the hedging of our equity securities by our employees, including our named executive officers and directors, but expect to do so prior to the completion of this offering.

Tax and Accounting Treatment of Compensation

Deductibility of Executive Compensation

Generally, Section 162(m) of the Internal Revenue Code disallows a tax deduction to any publicly-held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and to certain other highly compensated officers. Remuneration in excess of $1 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of the Internal Revenue Code.

As we had been a privately-held corporation, we have not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. Further, under a certain Section 162(m) exception, certain compensation paid pursuant to a compensation plan in existence before the effective date of this offering will not be subject to the $1 million limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the offering occurs. We expect that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers under the “performance-based compensation” exemption from the deductibility limit. As such, in approving the amount and form of compensation for our executive officers in the future, we will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). The Committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit under Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments and Deferred Compensation

We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Internal Revenue Code during fiscal 2011, and we have not agreed and are not otherwise obligated to provide any named executive officer with such a “gross-up” or other reimbursement. Sections 280G and 4999 of the Internal Revenue Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Internal Revenue Code.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, formerly known as SFAS 123(R), for our equity-based awards. ASC Topic 718 requires companies to measure the compensation expense for all equity-based payment awards made to employees and directors, including stock options and restricted stock awards, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their equity-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Risk Assessment and Compensation Practices

Our management assesses and discusses with the Committee our compensation policies and practices for our employees as they relate to our overall risk management, and based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us.

Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by each individual who served as our principal executive officer or principal financial officer at any time during fiscal 2011, and our three other named executive officers who were serving as executive officers as of December 31, 2011. These individuals were our named executive officers for fiscal 2011.

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Bonus ($)		Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation($) (3)		Total ($)
Peter Flint
Chief Executive Officer	2011	$241,667	$674,654	$—		$—	$—		$916,321
Sami Inkinen
Former President*	2011	233,333	551,990	—		—	7,000		792,323
Sean Aggarwal
Chief Financial Officer**	2011	37,500	664,780	50,000	(4)	14,247	6,207	(5)	772,734
Paul Levine
Chief Operating Officer	2011	220,673	1,171,840	—		48,219	5,833		1,446,565
Daniele Farnedi
Vice President of Engineering	2011	200,833	116,626	—		23,000	6,662		347,121
Scott Darling
Vice President, General Counsel and Corporate Secretary***	2011	39,219	265,912	—		8,356	—		313,487

*	Mr. Inkinen resigned as our President in March 2012, but continues to serve as a member of our board of directors.
**	Mr. Aggarwal began service as our principal financial officer in November 2011. Prior to Mr. Aggarwal joining us, Mr. Inkinen served as our principal financial officer.
***	Mr. Darling began service as our Vice President, General Counsel, and Corporate Secretary in October 2011.
(1)

The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the named executive officer in fiscal 2011, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited financial statements included in this prospectus.

(2)

The amounts reported represent performance-based awards earned by each named executive officer based on the achievement of certain of our company and individual management goals and the individual’s target incentive compensation amount, pro-rated for fiscal 2011 based on their hire date, if applicable. The material terms of the incentive compensation awards are described in the section titled “Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Incentive Compensation.” The amounts were paid in February 2012.

(3)	Unless otherwise described in the footnotes below, the amounts reported represent the amount of the matching contributions made by us to the named executive officer’s account under our 401(k) plan.
(4)	The amount represents a $50,000 sign-on bonus for Mr. Aggarwal earned in November 2011 when he joined, which was paid in January 2012.
(5)	The amount reported represents costs incurred by and reimbursed to Mr. Aggarwal in fiscal 2011 for housing costs in San Francisco.

Grants of Plan-Based Awards 2011

The following table presents information regarding grants of plan-based awards made to our named executive officers during fiscal 2011.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($) (1)			All Other Option Awards: Number of Securities Underlying Options #		Exercise or Base Price of Option Awards ($/Sh) (2)	Grant Date Fair Value of Option Awards ($) (3)
Name	Grant Date	Threshold	Target
Peter Flint	2/8/2011	—	$110,000	(4)	983,412	(10)	$1.43	$674,654
Sami Inkinen	2/8/2011	—	100,000	(5)	804,610	(10)	1.43	551,990
Sean Aggarwal	11/9/2011	—	100,000	(6)	725,316	(11)	1.85	664,780
Paul Levine	5/11/2011	—	100,000	(7)	1,607,284	(12)	1.43	1,171,840
Daniele Farnedi	2/8/2011	—	31,000	(8)	170,000	(10)	1.43	116,626
Scott Darling	11/9/2011	—	50,000	(9)	290,126	(12)	1.85	265,912

(1)

The amounts represent target performance-based amounts payable at the time the grants of awards were made and assume the achievement of the corporate and individual components at the target levels for 2011. Payments under this plan are not subject to a minimum payment requirement but are subject to a maximum payment at the target amount. The material terms of the awards are discussed in the section titled “Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Incentive Compensation.”

(2)

The exercise price is set at the fair market value per share of our common stock on the grant date. For a discussion of our methodology for determining the fair value of our common stock, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(3)

The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the named executive officer in fiscal 2011, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited financial statements included in this prospectus.

(4)

Mr. Flint did not receive an annual incentive bonus for fiscal 2011, but is eligible to receive a portion of the unearned fiscal 2011 bonus in fiscal 2012. This “rollover” bonus provides Mr. Flint the opportunity to earn 50% of the fiscal 2011 target of $110,000, or $55,000, which will be earned as follows: (1) 50% of the rollover bonus will be payable if we achieve 2012 semi-annual revenue targets that were deemed challenging and (2) 100% of rollover bonus will be payable if we achieve these semi-annual revenue targets by more than 5%. The rollover bonus, if any, will be paid in July 2012 and pro-rated if Mr. Flint leaves prior to June 30, 2012.

(5)

Mr. Inkinen did not receive an annual incentive bonus for fiscal 2011, but is eligible to receive a portion of the unearned fiscal 2011 bonus in fiscal 2012. This “rollover” bonus provides Mr. Inkinen the opportunity to earn 50% of the fiscal 2011 target of $100,000, or $50,000, which will be earned as follows: (1) 50% of the rollover bonus will be payable if we achieve 2012 semi-annual revenue targets that were deemed challenging and (2) 100% of rollover bonus if we achieve these semi-annual revenue targets by more than 5% for the first half of fiscal 2012. The rollover bonus, if any, will be paid in July 2012 and, shall be pro-rated by 50% because Mr. Inkinen resigned effective March 31, 2012.

(6)

Mr. Aggarwal was eligible to receive a $100,000 annual incentive bonus, subject to specific performance metrics, of which 100% of the pro-rated amount of this total target bonus, or $14,247, was earned in fiscal 2011 based on his hire date in November 2011. The incentive bonus was paid in February 2012. In addition, Mr. Aggarwal received a $50,000 sign-on bonus when he joined in November 2011, which was paid in January 2012.

(7)

Mr. Levine was eligible to receive a $100,000 annual incentive bonus, subject to specific performance metrics, of which 55% of the pro-rated amount of this total target bonus, or $48,219, was earned in fiscal 2011 based on his hire date in February 2011. The incentive bonus was paid in February 2012.

(8)

Mr. Farnedi was eligible to receive a $31,000 annual incentive bonus, subject to specific performance metrics, of which approximately 74% of this total target bonus, or $23,000, was earned in fiscal 2011. The incentive bonus was paid in February 2012.

(9)

Mr. Darling was eligible to receive a $50,000 annual incentive bonus, subject to specific performance metrics, of which 100% of the pro-rated amount of this total target bonus, or $8,356, was earned in fiscal 2011 based on his hire date in October 2011. The incentive bonus was paid in February 2012.

(10)

The stock options granted to Messrs. Flint, Inkinen, and Farnedi are not immediately exercisable and will vest in 48 successive equal monthly installments upon the completion of each month of service measured from the vesting commencement date.

(11)

The stock option granted to Mr. Aggarwal will vest over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance to vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter. The stock option is immediately exercisable for any or all of the shares subject thereto. However, any unvested shares purchased under such option will be subject to repurchase by us, at the lower of the original price paid per share or the current fair market value per share, should he cease to provide services to us prior to vesting in those shares.

(12)

The stock options granted to Messrs Levine and Darling are not immediately exercisable and will vest over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance to vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter.

Outstanding Equity Awards at Fiscal 2011 Year-End

The following table sets forth information regarding outstanding stock options held by our named executive officers at the end of fiscal 2011:

	Option Awards (1)
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Peter Flint	9/22/2009	(2)	553,169		430,243	$1.43	2/7/2021
Sami Inkinen	9/22/2009	(2)	452,593		352,017	1.43	2/7/2021
Sean Aggarwal	11/9/2011		725,316	(3)	—	1.85	11/8/2021
Paul Levine	2/14/2011		—		1,607,284	1.43	5/10/2021
Daniele Farnedi	1/18/2007		457,662		—	0.05	1/30/2017
	1/18/2011	(2)	38,958		131,042	1.43	2/7/2021
Scott Darling	10/31/2011		—		290,126	1.85	11/8/2021

(1)

Each stock option was granted pursuant to our 2005 Plan. Unless otherwise described in the footnotes below, the stock options are not immediately exercisable. Unless otherwise described in the footnotes below, the shares of common stock subject to such stock options will vest over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance will vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter.

(2)

These stock options were granted to Messrs. Flint, Inkinen, and Farnedi on February 8, 2011. These options will vest in 48 successive equal monthly installments upon the completion of each month of service measured from the vesting commencement date.

(3)

The stock option granted to Mr. Aggarwal is immediately exercisable for any or all of the shares subject thereto. However, any unvested shares purchased under such option will be subject to repurchase by us, at the lower of the original price paid per share or the current fair market value per share, should he cease to provide services to us prior to vesting in those shares. Accordingly, this amount represents the number of unvested shares subject to that option.

Option Exercises and Stock Vested

None of our named executive officers exercised options during fiscal 2011.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan during 2011.

Executive Offer Letter Agreements

Peter Flint

Currently, we have not entered into an employment agreement or offer letter agreement with Mr. Flint.

Sami Inkinen

We had not entered into an employment agreement or offer letter agreement with Mr. Inkinen. In 2012, in connection with his termination of employment, we entered into a transition agreement with Mr. Inkinen. For a summary of the material terms and conditions of the transition agreement, see “—Sami Inkinen Transition Agreement.”

Sean Aggarwal

We entered into an offer letter agreement with Mr. Aggarwal, our CFO, in October 2011. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Aggarwal was provided with a $50,000 sign-on bonus payable within 30 days of his joining us. The sign-on bonus is subject to repayment if Mr. Aggarwal resigns within 12 months of his start date. Mr. Aggarwal is eligible for an annual incentive bonus of $100,000, subject to achievement of specific performance metrics. Mr. Aggarwal’s offer letter agreement provides that, in the event his employment is either terminated by us without “cause” (as defined below) or he resigns for “good reason” (as defined below), within 12 months following a change in control, then, in each case, Mr. Aggarwal will be entitled to accelerated vesting in 50% of the then-unvested shares subject to his sign-on stock option award. Also, we reimburse Mr. Aggarwal for an apartment in San Francisco on a tax-neutral basis so long as Mr. Aggarwal is required to work in San Francisco.

Paul Levine

We entered into an offer letter agreement with Mr. Levine, our COO, in February 2011. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Levine is eligible for an annual incentive bonus of $100,000, subject to achievement of specific performance metrics. Mr. Levine’s offer letter agreement provides that, in the event his employment is either terminated by us without “cause” (as defined below) or he resigns for “good reason” (as defined below), within 12 months following a change in control, then, in each case, Mr. Levine will be entitled to accelerated vesting in 50% of the then-unvested shares subject to his sign-on stock option award.

Daniele Farnedi

We entered into an offer letter agreement with Mr. Farnedi, our Vice President, Engineering, in December 2006. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Farnedi’s offer letter agreement provides that Mr. Farnedi is eligible for an annual incentive bonus.

Scott Darling

We entered into an offer letter agreement with Mr. Darling, our Vice President, General Counsel, and Corporate Secretary, in October 2011. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Darling is eligible for an annual incentive bonus of $50,000, subject to achievement of specific performance metrics. Mr. Darling’s offer letter agreement provides that, in the event his employment is either terminated by us without “cause” (as defined below) or he resigns for “good reason” (as defined below), within 12 months following a change in control, then, in each case, Mr. Darling will be entitled to accelerated vesting in 50% of the then-unvested shares subject to his sign-on stock option award.

Definitions of Terms

For purposes of the offer letter agreements, “cause” means dishonesty, fraud, serious misconduct, unauthorized use or disclosure of confidential information or trade secrets, or conduct prohibited by criminal law (except minor violations), in each case as determined by our board of directors, whose determination shall be conclusive and binding.

For purposes of the offer letter agreements of Messrs. Aggarwal, Levine, and Darling, “good reason” means:

•	A reduction in base compensation of greater than 25% due to a change in control;

•	The executive is subjected to discrimination, harassment or abuse as a result of race, color, religion, creed, sex, age, national origin, sexual orientation, or disability; or

•	Upon our or our successor’s request, the executive refuses to relocate to a facility or location outside the San Francisco Bay Area.

Sami Inkinen Transition Agreement

We entered into a transition agreement and release with Sami Inkinen, our former President, dated March 28, 2012. The agreement provides that Mr. Inkinen’s employment terminated on March 31, 2012 and in consideration for executing a release, Mr. Inkinen received: (1) continuing payments of his then-current base salary for six months; (2) continued eligibility to receive the rollover bonus described above on a pro-rated basis, subject to achievement of the 2012 performance measures; (3) reimbursement for mobile phone, voice, and data service expenses, up to $200 per month, for six months; and (4) COBRA reimbursements for a period of six months, or until Mr. Inkinen has secured other employment and has become eligible for health benefits from such new employer, whichever occurs first.

If we are subject to a “company transaction” (as defined below) that is not a related party transaction, any unpaid severance shall be accelerated and paid in a lump sum in the next payroll date following the closing of such transaction.

As a part of the transition agreement, Mr. Inkinen agreed to continue to serve as a member of our board of directors until at least December 31, 2013. We will reimburse Mr. Inkinen for reasonable travel and other incidental expenses approved by us related to director service, so long as Mr. Inkinen provides us with appropriate receipts or other relevant documentation.

The transition agreement also provides that Mr. Inkinen will continue to vest in his outstanding stock option through September 30, 2012. If there is a company transaction and Mr. Inkinen’s service as a director of the company is terminated involuntarily prior to September 30, 2012, Mr. Inkinen’s service with us will be deemed to have been involuntarily terminated as of the date of termination for purposes of the stock option agreement, dated February 8, 2011. Mr. Inkinen will be entitled to exercise his outstanding stock option until the later of one year after Mr. Inkinen ceases to provide any services to us or December 31, 2013 (but in no event later than the original 10-year expiration date set forth in the grant notice related to such stock option).

For purposes of Mr. Inkinen’s transition agreement, “company transaction” means generally the consummation of:

•	our merger or consolidation with or into any other company or other entity;

•	a sale in one transaction or a series of transactions undertaken with a common purpose of more than 50% of our outstanding voting securities; or

•	a sale, lease, exchange, or other transfer in one transaction or a series of related transactions undertaken with a common purpose of all or substantially all of our assets;

provided, however, that in all cases a company transaction shall not include a related party transaction.

Potential Payments Upon Termination or Change in Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of our named executive officers. For purposes of the table, a qualifying termination of employment is considered “in connection with a change in control” if such involuntary termination without cause or voluntary termination for good reason occurs within the period 12 months, unless otherwise described in the footnotes below, following the “change in control” (as defined in each agreement). Payments and benefits are estimated assuming that the triggering event took place on December 31, 2011. There can be no assurance that an actual triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Named Executive Officer	Accelerated Vesting of Options ($) (1)
Peter Flint	$361,404	(2)
Sami Inkinen	295,694	(3)
Sean Aggarwal	152,316	(4)
Paul Levine	675,059	(5)
Daniele Farnedi	—
Scott Darling	60,926	(6)

(1)

The amounts represent the intrinsic value of the stock options that would vest on an accelerated basis in connection with such termination. Such intrinsic value is determined by multiplying (a) the amount by which the fair market value per share of our common stock on December 31, 2011 of $2.27 exceeded the exercise price per share in effect under each option by (b) the number of unvested shares that vest on an accelerated basis under such option.

(2)

We have entered into an agreement with Mr. Flint that provides for 25% acceleration of unvested shares following a change in control and 100% acceleration of unvested shares if, within 12 months following a change in control, Mr. Flint is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2011, 430,243 shares of common stock subject to Mr. Flint’s option would have accelerated if his employment had been terminated in connection with a change in control.

(3)

We have entered into an agreement with Mr. Inkinen that provides for 25% acceleration of unvested shares following a change in control and 100% acceleration of unvested shares, if within 12 months following a change in control, Mr. Inkinen is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2011, 352,017 shares of common stock subject to Mr. Inkinen’s option would have accelerated if his employment had been terminated in connection with a change in control.

(4)

We have entered into an agreement with Mr. Aggarwal that provides for 50% acceleration of unvested shares if, within 12 months following a change in control, Mr. Aggarwal is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2011, 362,658 shares of common stock subject to Mr. Aggarwal’s option would have accelerated if his employment had been terminated in connection with a change in control.

(5)

We have entered into an agreement with Mr. Levine that provides for 50% acceleration of unvested shares if, within 12 months following a change in control, Mr. Levine is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2011, 803,642 shares of common stock subject to Mr. Levine’s option would have accelerated if his employment had been terminated in connection with a change in control.

(6)

We have entered into an agreement with Mr. Darling that provides for 50% acceleration of unvested shares if, within 12 months following a change in control, Mr. Darling is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2011, 145,063 shares of common stock subject to Mr. Darling’s option would have accelerated if his employment had been terminated in connection with a change in control.

Employee Benefit and Stock Plans

2012 Equity Incentive Plan

Our board of directors intends to adopt a 2012 Equity Incentive Plan, or the 2012 Plan, and we expect our stockholders will approve it prior to the completion of this offering. Subject to stockholder approval, the 2012 Plan is effective upon the later to occur of its adoption by our board of directors or the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part, but is not expected to be used until after the completion of this offering. The 2012 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. A total of              shares of our common stock are expected to be reserved for issuance pursuant to the 2012 Plan, of which no awards are issued and outstanding. In addition, the shares to be reserved for issuance under the 2012 Plan will also include (a) those shares reserved but unissued under the 2005 Plan as of the effective date of the registration statement of which this prospectus forms a part and (b) shares returned to the 2005 Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2012 Plan pursuant to (a) and (b) is              shares). The number of shares available for issuance under the 2012 Plan will also include an annual increase on the first day of each fiscal year beginning in 2013, equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of our immediately preceding year; or

•	such other amount as our board of directors may determine.

Plan Administration. Our board of directors or the Committee will administer the 2012 Plan. Subject to the provisions of the 2012 Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

Stock Options. The exercise price of options granted under the 2012 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of the 2012 Plan, the administrator determines the term of all other options. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2012 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of shares of our common stock between the exercise date and the date of grant. Subject to the provisions of the 2012 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under the 2012 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under the 2012 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under the 2012 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside Directors. The 2012 Plan will provide that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2012 Plan.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2012 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2012 Plan, the administrator will adjust the number and class of shares that may be delivered under the Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2012 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. The 2012 Plan will provide that in the event of a merger or change in control, as defined under the 2012 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions will be deemed met.

Amendment, Termination. Our board of directors will have the authority to amend, suspend, or terminate the 2012 Plan provided such action does not impair the existing rights of any participant. The 2012 Plan will automatically terminate in 2021, unless we terminate it sooner.

2005 Stock Incentive Plan, as amended

Our board of directors adopted our 2005 Plan in June 2005, and our stockholders approved it in June 2005. Our 2005 Plan was most recently amended in February 2012.

Authorized Shares. As of March 31, 2012, an aggregate of 15,423,843 shares of our common stock were reserved for issuance under our 2005 Plan. Our 2005 Plan provided for the grant of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock awards, restricted stock, and restricted stock units. As of March 31, 2012, options to purchase 10,051,678 shares of our common stock remained outstanding under our 2005 Plan.

Plan Administration. The Committee currently administers our 2005 Plan. Subject to the provisions of our 2005 Plan, the administrator has the power to interpret and administer our 2005 Plan and any agreement thereunder and to determine the terms of awards (including the recipients), the number of shares subject to each award, the exercise price (if any), the fair market value of a share of our common stock, the vesting schedule applicable to the awards together with any vesting acceleration, and the terms of the award agreement for use under our 2005 Plan. The administrator may, at any time, authorize the issue of new awards for the surrender and cancellation of any outstanding award with the consent of a participant. The administrator may also buy out an award previously granted for cash, shares, or other consideration as the administrator and the participant may agree.

Options. Stock options may be granted under our 2005 Plan. The exercise price per share of all options must equal at least 85% of the fair market value per share of our common stock on the date of grant, and the exercise price per share of incentive stock options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years. An incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or certain other property, or other consideration acceptable to the administrator. After the termination of service of an employee, director, or consultant, the participant may generally exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to death, disability or retirement, the option will generally remain exercisable, to the extent vested as of such date of termination, until the one-year anniversary of such termination. However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option automatically expires upon first notification to the participant of such termination.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2005 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of shares of our common stock between the exercise date and the date of grant. Subject to the provisions of the 2005 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right granted in tandem with an option will be equal to the exercise price of the related option.

Stock Awards. Stock awards may be granted under our 2005 Plan. Stock awards are grants of shares of our common stock, the rights of ownership of which are not subject to restrictions prescribed by the administrator.

Restricted Stock. Restricted stock may be granted under our 2005 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.

Stock Units. Stock units may be granted under the 2005 Plan. Stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Transferability of Awards. Our 2005 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustment. In the event of certain changes in our capitalization, the number of shares reserved under our 2005 Plan, the exercise prices of and the number of shares subject to outstanding options, and the purchase price of and the numbers of shares subject to outstanding awards will be proportionately adjusted, subject to any required action by our board of directors.

Merger or Change in Control. Our 2005 Plan provides that, in the event of a merger, change in control, or other company transaction, as defined under our 2005 Plan, each outstanding award may be assumed or substituted for an equivalent award. In the event that awards are not assumed or substituted for, then the vesting of outstanding awards will be accelerated, and stock options will become exercisable in full prior to such corporate transaction. Stock options will then generally terminate immediately prior to the corporate transaction.

Amendment, Termination. Our board of directors may amend our 2005 Plan at any time, provided that such amendment does not impair the rights under outstanding awards without the award holder’s written consent. Upon completion of this offering, our 2005 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

SMT Bonus Plan

Our SMT Bonus Plan, or the Bonus Plan, was adopted by the Committee in March 2012. The Bonus Plan allows the Committee to provide cash incentive awards to selected executives, officers, or key employees, including our named executive officers, based upon performance goals established by the Committee.

Under the Bonus Plan, the Committee determines the performance goals applicable to any award, which goals may include, without limitation: attainment of research and development milestones; bookings; business divestitures and acquisitions; cash flow; cash position; contract awards or backlog; customer renewals; customer retention rates from an acquired company, business unit, or division; earnings (which may include earnings before interest, taxes, depreciation and amortization, earnings before taxes, and net earnings); earnings per share; expenses; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; inventory turns; inventory levels; market share; net income; net profit; net sales; new product development; new product invention or innovation; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; product defect measures; product release timelines; productivity; profit; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; revenue growth; sales results; sales growth; stock price; time to market; total stockholder return; working capital; and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with GAAP or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by the Committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors the Committee determines relevant, and may be adjusted on an individual, divisional, business unit, or company-wide basis. The performance goals may differ from participant to participant and from award to award.

The Committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the Committee’s discretion. The Committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the date a bonus is paid. Payment of bonuses occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Bonus Plan.

The Committee has the authority to amend, alter, suspend or terminate the Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their deferrals are 100% vested when contributed. In fiscal 2011, we made matching contributions into the 401(k) plan. Our contributions to the 401(k) plan are discretionary and fully vested when contributed. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2009 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Transition Agreement

We entered into a transition agreement and release with Sami Inkinen, our former President, dated March 28, 2012. For a more detailed description of this agreement, see the section titled “Executive Compensation—Sami Inkinen Transition Agreement.”

Letter Agreement,

In January 2012, we entered into a letter agreement with Gregory Waldorf, a non-employee member of our board of directors. See the section titled “Management—Non-Employee Director Compensation—Gregory Waldorf Letter Agreement” for a more detailed description of this agreement.

In May 2012, we entered into a letter agreement with Erik Bardman, a non-employee member of our board of directors. See the Section titled “Management — Non-Employee Director Compensation — Erik Bardman Letter Agreement” for a more detailed description of this agreement.

Investor Rights Agreement

On May 8, 2008, we entered into a Third Amended and Restated Investor Rights Agreement with the holders of our outstanding convertible preferred stock, including entities affiliated with Accel Partners, Fayez Sarofim Investment Partnership, and Sequoia Capital, which each hold more than 5% of our outstanding capital stock, and Peter Flint and Sami Inkinen, our co-founders. As of March 31, 2012, the holders of 57,345,687 shares of our common stock, including our common stock issuable in connection with the automatic conversion of all outstanding shares of our convertible preferred stock into common stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Right of First Refusal and Co-Sale Agreement

We are a party to a right of first refusal and co-sale agreement which imposes restrictions on the transfer of our capital stock. Upon the closing of this offering, the right of first refusal and co-sale agreement will terminate and the restrictions on the transfer of our capital stock set forth in this agreement will no longer apply.

Voting Agreement

We are party to a voting agreement under which certain holders of our capital stock, including entities with which one of our directors is affiliated, have agreed to vote their shares on certain matters, including with respect to the election of directors. Upon the closing of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or the voting of capital stock of the company.

Offer Letter Agreements

We have entered into offer letter agreements with certain of our executive officers. See the section titled “Executive Compensation—Executive Offer Letter Agreements” for more information regarding these agreements.

Other Transactions

We have granted stock options to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Grants of Plan-Based Awards Table” and “Management—Non-Employee Director Compensation” for a description of these options.

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See the section titled “Executive Compensation—Potential Payments upon Termination or Change in Control” for more information regarding these agreements.

Other than as described above under this section titled “Certain Relationships and Related Person Transactions,” since January 1, 2009, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act of 1933, or the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at March 31, 2012, and as adjusted to reflect the sale of common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2012 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 63,811,486 shares of our common stock outstanding as of March 31, 2012, which includes 42,484,344 shares of common stock resulting from the automatic conversion of all outstanding shares of our convertible preferred stock upon the effectiveness of the registration statement of which this prospectus forms a part, as if this conversion had occurred as of March 31, 2012. Percentage ownership of our common stock after this offering assumes our sale of              shares of common stock in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Trulia, Inc., 116 New Montgomery Street, Suite 300, San Francisco, California 94105.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Executive Officers and Directors:
Peter Flint (1)	8,654,838	13.4
Sean Aggarwal (2)	725,316	1.1
Paul Levine (3)	502,276	*
Daniele Farnedi (4)	514,328	*
Scott Darling	—	*
Erik Bardman(5)	—	*
Sami Inkinen (6)	6,784,866	10.5
Robert Moles (7)	396,750	*
Theresia Gouw Ranzetta (8)	15,057,099	23.6
Gregory Waldorf (9)	736,627	1.2
All directors and executive officers as a group (10 Persons) (10)	33,372,100	49.6

5% Stockholders:
Accel IX L.P. (11)	15,057,099	23.6
Fayez Sarofim Investment Partnership No. 5, L.P. (12)	12,538,002	19.6
Sequoia Capital XII, L.P. (13)	6,941,421	10.9

*	Less than one percent (1%).
(1)

Consists of (i) 7,999,230 shares held of record by Mr. Flint and (ii) 655,608 shares subject to an outstanding option which is exercisable within 60 days of March 31, 2012, all of which are fully vested.

(2)	Consists of 725,316 shares subject to an outstanding option which is exercisable within 60 days of March 31, 2012, none of which are vested.
(3)	Consists of 502,276 shares subject to an outstanding option which is exercisable within 60 days of March 31, 2012, all of which are fully vested.
(4)	Consists of 514,328 shares subject to outstanding options which are exercisable within 60 days of March 31, 2012, all of which are fully vested.
(5)	Mr. Bardman joined our board of directors in June 2012.
(6)

Consists of (i) 6,248,460 shares held of record by Mr. Inkinen and (ii) 536,406 shares subject to an outstanding option which is exercisable within 60 days of March 31, 2012, all of which are fully vested.

(7)	Consists of 396,750 shares subject to outstanding options which are exercisable within 60 days of March 31, 2012, of which a total of 369,187 shares are fully vested.
(8)

Consists of the shares listed in footnote (10) below which are held by entities affiliated with Accel Partners. Ms. Gouw Ranzetta, one of our directors, is one of the managing members of Accel IX Associates L.L.C., the general partner of Accel IX L.P., Accel IX Strategic Partners L.P. and Accel Investors 2005 L.L.C. and, therefore, is deemed to share voting and investment power over the shares held by the entities associated with Accel Partners.

(9)

Consists of (i) 96,981 shares held of record by Mr. Waldorf; (ii) 124,071 shares held of record by Waldorf 2009 Trust dated June 15, 2009 for which Mr. Waldorf serves as trustee (the “Waldorf 2009 Trust”); (iii) 442,075 shares held of record by GLW 2004 Revocable Trust dated 11/15/2004 for which Mr. Waldorf serves as trustee (the “Waldorf 2004 Trust,” and together with the Waldorf 2009 Trust, the “Waldorf Trusts”); and (iv) 73,500 shares subject to an outstanding option which is exercisable within 60 days of March 31, 2012, of which 61,250 shares are fully vested. Mr. Waldorf has sole voting and investment power over the Waldorf Trusts’ shares. In addition, Mr. Waldorf is a limited partner in Fayez Sarofim Investment Partnership No. 5, LP. Mr. Waldorf does not have voting or investment power with respect to the shares held by Fayez Sarofim Investment Partnership No. 5, L.P.

(10)

Consists of (i) 29,967,916 shares beneficially owned by our current directors and executive officers and (ii) 3,404,184 shares subject to outstanding options which are exercisable within 60 days of March 31, 2012, of which 2,639,055 shares are fully vested.

(11)

Consists of (i) 12,550,092 shares held of record by Accel IX, L.P.; (ii) 1,337,070 shares held of record by Accel IX Strategic Partners L.P.; and (iii) 1,169,937 shares held of record by Accel Investors 2005 L.L.C. (collectively, “Accel Partners”). James W. Breyer, Kevin J. Efrusy, Ping Li, Arthur C. Patterson, and Theresia Gouw Ranzetta, as managing members of Accel IX Associates L.L.C., the general partner of Accel IX L.P. and Accel IX Strategic Partners L.P., share voting and investment power with respect to the shares held by Accel IX L.P. and Accel IX Strategic Partners L.P. James W. Breyer, Kevin J. Efrusy, Ping Li, Arthur C. Patterson, and Theresia Gouw Ranzetta, as managing members of Accel Investors 2005 L.L.C., share voting and investment power with respect to the shares held by Accel Investors 2005 L.L.C. The principal address of Accel Partners is 428 University Avenue, Palo Alto, California 94301.

(12)

Consists of 12,538,002 shares held of record by Fayez Sarofim Investment Partnership No. 5, L.P. Raye G. White, as executive vice president of FSI No. 2 Corporation, the managing general partner of Fayez Sarofim Investment Partnership No. 5, L.P., has voting and investment power with respect to the shares held by Fayez Sarofim Investment Partnership No. 5, L.P. The principal address of Fayez Sarofim Investment Partnership No. 5, L.P. is Two Houston Center, Suite 2907, Houston, Texas 77010.

(13)

Consists of (i) 6,066,108 shares held of record by Sequoia Capital XII, L.P.; (ii) 648,327 shares held of record by Sequoia Capital XII Principals Fund, LLC; and (iii) 226,986 shares held of record by Sequoia Technology Partners XII, L.P. (collectively, “Sequoia Capital”). Michael Goguen, Douglas Leone, Michael Moritz, James J. Goetz, and Roelof F. Botha, as managing members of SC XII Management, LLC, the general partner of Sequoia Capital XII, L.P. and Sequoia Technology Partners XII, L.P., share voting and investment power with respect to the shares held by Sequoia Capital XII, L.P. and Sequoia Technology Partners XII, L.P. Michael Goguen, Douglas Leone, Michael Moritz, James J. Goetz, and Roelof F. Botha, as managing members of SC XII Management, LLC, the managing member of Sequoia Capital XII Principals Fund, LLC, share voting and investment power with respect to the shares held by Sequoia Capital XII Principals Fund, LLC. The principal address of Sequoia Capital is 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the closing of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and investor rights agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the closing of this offering, our authorized capital stock will consist of              shares of common stock, $0.00001 par value per share, and              shares of undesignated preferred stock, $0.00001 par value per share.

Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part, as of March 31, 2012, there were 63,811,486 shares of our common stock outstanding, held by 148 stockholders of record, and no shares of our convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of              to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. In addition, the terms of our credit facility currently prohibit us from paying cash dividends on our capital stock. See the section titled “Dividend Policy” for more information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of March 31, 2012, we had outstanding options to purchase an aggregate of 10,051,678 shares of our common stock, with a weighted average exercise price of $1.29, pursuant to our 2005 Plan.

Warrants

As of March 31, 2012, we had outstanding a warrant to purchase up to 362,883 shares of our Series D preferred stock at an exercise price of $2.82 per share, which we issued in connection with the credit facility, pursuant to which 168,164 shares of our Series D preferred stock could be purchased as of March 31, 2012. The remaining 194,719 shares of Series D preferred stock issuable pursuant to this warrant may be purchased in the event that we choose to drawdown additional funds under the credit facility. Upon the conversion of all of our convertible preferred stock into common stock upon the effectiveness of the registration statement of which this prospectus forms a part, this warrant will be exercisable for an equivalent number of shares of common stock and will remain exercisable for five years from the offering date set forth on the cover page of this prospectus. In addition, this warrant has a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our Series D preferred stock or common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price.

As of March 31, 2012, we also had an outstanding warrant to purchase 133,940 shares of our common stock at an exercise price of $1.43 per share. We expect that this warrant will be exercised prior to the completion of this offering.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act of 1933, or the Securities Act. These registration rights are contained in our Third Amended and Restated Investor Rights Agreement, or IRA, dated as of May 8, 2008, as amended on September 15, 2011. We, along with certain holders of our common stock and the holders of our Series A preferred stock, Series B preferred stock, Series C preferred stock, and Series D preferred stock are parties to the IRA. The registration rights set forth in the IRA will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any 90-day period. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See the section titled “Underwriters” for more information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of approximately 42,735,114 shares of our common stock will be entitled to certain demand registration rights. Six months after the completion of this offering, the holders of at least 20% of these shares, or a lesser percentage if the registration covers at least that number of shares with an anticipated gross offering price of at least $10.0 million, then outstanding can request that we register the offer and sale of their shares. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning with 60 days prior to our good faith estimate of the date of the filing of, and ending 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately 57,345,687 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan and (2) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to approximately 42,735,114 shares of our common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $1.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected one such registration within the 12 month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

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Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

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Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board of Directors Composition.”

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Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

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No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

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Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

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Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             . The transfer agent and registrar’s address is             .

Listing

We intend to apply for the listing of our common stock on              under the symbol “TRLA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2012, we will have a total of              shares of our common stock outstanding. Of these outstanding shares, all of the              shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, subject to early release in certain circumstances as described below. As a result of these agreements and the provisions of our investor rights agreement described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of March 31, 2012, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•

beginning 90 days after the date of this prospectus,              additional shares of common stock may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in the section titled “—Lock-Up Agreements,” of which              shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below;

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beginning 181 days after the date of this prospectus, subject to extension as described in “Underwriting” below,              additional shares of common stock will become eligible for sale in the public market, of which              shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

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the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. J.P. Morgan Securities LLC and

Deutsche Bank Securities Inc. may, in their discretion, and with the company’s consent, release any of the securities subject to these lock-up agreements at any time.

If, however, at any time beginning 90 days after the date of this prospectus (i) we have filed with the Securities and Exchange Commission at least one quarterly report on Form 10-Q or annual report on Form 10-K and (ii) the reported last sale price of our common stock on              is at least 40% greater than the offering price per share set forth on the cover of this prospectus for 20 out of any 30 trading days ending on or after the 90th day after the date of this prospectus (which 30-trading day period may begin prior to such 90th day), including the last day of such 30-trading day period, then 25% of each holder’s shares of our common stock that are subject to the 180-day restrictions described above will be released from these restrictions immediately prior to the opening of                      on the day following the end of the 30-trading day period. We refer to this date as the initial release date, and we refer to any release between the initial release date and the date that is 180 days from the date of this prospectus as an early release. Further, if (1) during the last 17 days of the 180-day restricted period or the last 17-day period prior to the initial release date, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the initial release date or the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the initial release date or the last day of the 180-day restricted period, then the initial release date will be deferred or the 180-day restricted period will be extended, as applicable, until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that no such extension shall apply from and after such date, if any, as the Financial Industry Regulatory Authority, Inc. shall have publicly announced that Rule 2711(f)(4) is no longer applicable with respect to any public offering (or any public offering with the same characteristics as this offering); and provided, further, that no such extension shall apply at any time beginning on or after December 10, 2012 until the close of trading on                      on December 31, 2012.

The lock-up agreements between each of our executive officers and the underwriters do not contain the opportunity for an early release of shares set forth in the preceding paragraph.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to an investor rights agreement, the holders of up to 57,345,687 shares of our common stock (including shares issuable upon the conversion of our outstanding convertible preferred stock upon the effectiveness of the registration statement of which this prospectus forms a part), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our 2005 Plan and our 2012 Plan. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements.

Stock Options

As of March 31, 2012, options to purchase a total of 10,051,678 shares of common stock pursuant to our 2005 Plan were outstanding, of which options to purchase 5,332,893 shares were exercisable, and no options were outstanding or exercisable under our 2012 Plan. We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the completion of this offering to register shares that may be issued pursuant to our 2005 Plan and our 2012 Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity incentive plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividends are attributable to a permanent establishment maintained by you in the U.S.), are includible in your gross income in the taxable year received, are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

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you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% (such rate scheduled to increase to 31% for payments made after December 31, 2012) unless you establish an exemption, for example, by properly certifying your non U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of our Common Stock Held by or through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends, and the gross proceeds of a disposition of our common stock, paid after December 31, 2012 to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We expect to enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
Needham & Company, LLC
William Blair & Company, L.L.C.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to purchase up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this overallotment option. If any shares are purchased with this overallotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over allotment exercise	With full over allotment exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder, any shares of our common stock issued upon the exercise of options granted under our equity incentive plans, and up to     % of our common stock in connection with strategic transactions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that no such extension shall apply from and after such date, if any, as the Financial Industry Regulatory Authority, Inc. shall have publicly announced that Rule 2711(f)(4) is no longer applicable with respect to any public offering (or any public offering with the same characteristics as this offering).

Our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions set forth below, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

If, however, at any time beginning 90 days after the date of this prospectus (i) we have filed with the Securities and Exchange Commission at least one quarterly report on Form 10-Q or annual report on Form 10-K

and (ii) the reported last sale price of our common stock on                      is at least 40% greater than the offering price per share set forth on the cover of this prospectus for 20 out of any 30 trading days ending on or after the 90th day after the date of this prospectus (which 30-trading day period may begin prior to such 90th day), including the last day of such 30-trading day period, then 25% of each holder’s shares of our common stock that are subject to the 180-day restrictions described above will be released from these restrictions immediately prior to the opening of                      on the day following the end of the 30-trading day period. We refer to this date as the initial release date, and we refer to any release between the initial release date and the date that is 180 days from the date of this prospectus as an early release. Further, if (1) during the last 17 days of the 180-day restricted period or the last 17-day period prior to the initial release date, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the initial release date or the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the initial release date or the last day of the 180-day restricted period, then the initial release date will be deferred or the 180-day restricted period will be extended, as applicable, until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that no such extension shall apply from and after such date, if any, as the Financial Industry Regulatory Authority, Inc. shall have publicly announced that Rule 2711(f)(4) is no longer applicable with respect to any public offering (or any public offering with the same characteristics as this offering); and provided, further, that no such extension shall apply at any time beginning on or after December 10, 2012 until the close of trading on                      on December 31, 2012.

The lock-up agreements between each of our executive officers and the underwriters do not contain the opportunity for an early release of shares set forth in the preceding paragraph.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing on                      under the symbol “TRLA.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on                     , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant

Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus. The underwriters have been represented by Goodwin Procter LLP, Menlo Park, California.

EXPERTS

The financial statements as of December 31, 2010 and 2011, and for each of the three years in the period ended December 31, 2011, and the related financial statement schedule that are included in this prospectus and the registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.trulia.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

TRULIA, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Trulia, Inc.

San Francisco, California

We have audited the accompanying balance sheets of Trulia, Inc. (the “Company”) as of December 31, 2010 and 2011, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in Part II, Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Trulia, Inc. as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

May 30, 2012

TRULIA, INC.

Balance Sheets

(In thousands, except share and per share data)

	As of December 31,		As of March 31, 2012	Pro Forma Stockholders’ Equity as of March 31, 2012
	2010	2011
			(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,395	$7,041	$9,423
Short-term investments	—	4,300	2,100
Accounts receivable, net of allowance for doubtful accounts of $104, $80 and $54 as of December 31, 2010, 2011 and March 31, 2012	2,464	3,715	3,786
Prepaid expenses and other current assets	238	524	516

Total current assets	7,097	15,580	15,825
Restricted cash	2,445	—	—
Property and equipment, net	3,465	5,548	5,630
Goodwill	2,155	2,155	2,155
Other assets	548	912	909

TOTAL ASSETS	$15,710	$24,195	$24,519

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$1,583	$1,335	$1,741
Accrued liabilities	1,280	1,505	1,897
Accrued compensation and benefits	1,376	2,042	2,542
Deferred revenue	1,810	4,827	7,018
Notes payable	110	—	—
Deferred rent, current portion	99	387	420
Capital lease liability, current portion	72	292	348
Long-term debt, current portion	899	730	1,669
Preferred stock warrant liability	—	297	513	—

Total current liabilities	7,229	11,415	16,148
Deferred rent, net of current portion	275	638	594
Capital lease liability, net of current portion	118	156	146
Long-term debt, net of current portion	946	8,862	7,968
Other long-term liabilities	—	85	98

Total liabilities	8,568	21,156	24,954

Commitments and contingencies (NOTE 7)
STOCKHOLDERS’ EQUITY (DEFICIT):
Convertible preferred stock, par value of $0.000033 per share, issuable in Series A, B, C and D, 42,497,601, 42,897,601, 42,897,601 shares authorized; 42,484,344 shares issued and outstanding as of December 31, 2010, 2011 and March 31, 2012; aggregate liquidation preferences of $33,609 as of December 31, 2010, 2011 and March 31, 2012, actual; no shares issued or outstanding as of March 31, 2012, pro forma	1	1	1	—
Common stock, par value of $0.000033 per share, 76,800,000, 77,200,000 and 77,200,000 shares authorized; 19,858,336, 20,759,885 and 21,327,142 shares issued and outstanding as of December 31, 2010, 2011 and March 31, 2012, actual; 63,811,486 shares issued and outstanding as of March 31, 2012, pro forma	1	1	1	2
Additional paid-in capital	37,189	39,241	39,967	40,480
Accumulated deficit	(30,049)	(36,204)	(40,404)	(40,404)

Total stockholders’ equity (deficit)	7,142	3,039	(435)	$78

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$15,710	$24,195	$24,519

See accompanying notes to financial statements.

TRULIA, INC.

Statements of Operations

(In thousands, except share and per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Revenue	$10,338	$19,785	$38,518	$6,946	$12,162
Cost and operating expenses:
Cost of revenue (exclusive of amortization of product development cost)	2,855	3,657	5,795	1,016	2,205
Technology and development	7,056	8,803	14,650	3,038	4,646
Sales and marketing	5,532	8,638	17,717	3,192	6,075
General and administrative	1,912	2,501	6,123	1,365	2,971

Total cost and operating expenses	17,355	23,599	44,285	8,611	15,897
Loss from operations	(7,017)	(3,814)	(5,767)	(1,665)	(3,735)
Interest income	55	15	17	3	3
Interest expense	(21)	(39)	(389)	(28)	(252)
Change in fair value of warrant liability	—	—	(16)	—	(216)

Loss before provision for income taxes	(6,983)	(3,838)	(6,155)	(1,690)	(4,200)
Provision for income taxes	—	—	—	—	—

Net loss attributable to common stockholders	$(6,983)	$(3,838)	$(6,155)	$(1,690)	$(4,200)

Net loss per share attributable to common stockholders, basic and diluted	$(0.40)	$(0.21)	$(0.31)	$(0.09)	$(0.20)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,257,435	18,049,651	19,971,137	19,657,477	20,646,196

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			$(0.10)		$(0.06)

Weighted average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			62,455,481		63,130,540

See accompanying notes to financial statements.

TRULIA, INC.

Statements of Stockholders’ Equity (Deficit)

(In thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance—January 1, 2009	42,484,344	$1	17,126,541	$1	$34,138	$(19,228)	$14,912
Exercise of common stock options	—	—	336,837	—	27	—	27
Stock-based compensation expense related to options granted to employees and nonemployees	—	—	—	—	306	—	306
Net loss and total comprehensive loss	—	—	—	—	—	(6,983)	(6,983)

Balance—December 31, 2009	42,484,344	1	17,463,378	1	34,471	(26,211)	8,262
Issuance of common stock related to acquisition of Movity, Inc.	—	—	1,628,200	—	2,218	—	2,218
Issuance of common stock warrants in exchange for services	—	—	—	—	16	—	16
Exercise of common stock options	—	—	766,758	—	113	—	113
Stock-based compensation expense related to options granted to employees and nonemployees	—	—	—	—	371	—	371
Net loss and total comprehensive loss	—	—	—	—	—	(3,838)	(3,838)

Balance—December 31, 2010	42,484,344	1	19,858,336	1	37,189	(30,049)	7,142
Issuance of common stock warrants in exchange for services	—	—	—	—	93	—	93
Exercise of common stock options	—	—	863,343	—	408	—	408
Exercise of common stock warrants	—	—	38,206	—	45	—	45
Stock-based compensation expense related to options granted to employees	—	—	—	—	1,506	—	1,506
Net loss and total comprehensive loss	—	—	—	—	—	(6,155)	(6,155)

Balance—December 31, 2011	42,484,344	1	20,759,885	1	39,241	(36,204)	3,039
Exercise of common stock options (unaudited)	—	—	567,257	—	253	—	253
Stock-based compensation expense related to options granted to employees (unaudited)	—	—	—	—	473	—	473
Net loss and total comprehensive loss (unaudited)	—	—	—	—	—	(4,200)	(4,200)

Balance—March 31, 2012 (unaudited)	42,484,344	$1	21,327,142	$1	$39,967	$(40,404)	$(435)

See accompanying notes to financial statements.

TRULIA, INC.

Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,983)	$(3,838)	$(6,155)	$(1,690)	$(4,200)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	855	963	2,496	444	797
Stock-based compensation	305	354	1,484	598	465
Provision for doubtful accounts	94	82	176	17	21
Issuance of common stock warrants in exchange for services	—	16	93	—	—
Change in fair value of warrant liability	—	—	16	—	216
Amortization of debt discount	—	—	38	—	45
Amortization of debt issue cost	—	—	10	—	8
Changes in operating assets and liabilities:
Accounts receivable	(455)	(736)	(1,427)	(345)	(92)
Prepaid expenses and other current assets	56	(71)	(286)	44	8
Other assets	(33)	(487)	(168)	(27)	42
Accounts payable	127	428	336	352	443
Accrued liabilities	156	(126)	100	61	664
Accrued compensation and benefits	142	657	666	(289)	500
Deferred rent	—	374	651	21	(11)
Deferred revenue	334	1,264	3,017	387	2,191
Other long-term liabilities	—	—	85	—	13

Net cash provided by (used in) operating activities	(5,402)	(1,120)	1,132	(427)	1,110

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash acquired from acquisition of Movity, Inc.	—	904	—	—	—
Increase in restricted cash	(690)	(2,100)	(2,200)	(1,500)	—
Decrease in restricted cash	—	345	4,645	—	—
Reclass from restricted cash to short-term investments	—	—	(4,300)	—	—
Maturities of short-term investments	—	—	—	—	2,200
Purchases of property and equipment	(219)	(2,628)	(4,783)	(1,144)	(1,108)

Net cash provided by (used in) investing activities	(909)	(3,479)	(6,638)	(2,644)	1,092

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	200	2,100	12,035	1,500	—
Repayment of notes payable	—	—	(110)	—	—
Repayments on long-term debt	(323)	(772)	(4,045)	(323)	—
Repayments on capital lease liability	(18)	(34)	(181)	(17)	(73)
Proceeds from exercise of stock options	27	113	408	32	253
Proceeds from exercise of common stock warrants	—	—	45	45	—

Net cash provided by (used in) financing activities	(114)	1,407	8,152	1,237	180

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,425)	(3,192)	2,646	(1,834)	2,382
CASH AND CASH EQUIVALENTS — Beginning of period	14,012	7,587	4,395	4,395	7,041

CASH AND CASH EQUIVALENTS — End of period	$7,587	$4,395	$7,041	$2,561	$9,423

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$20	$38	$263	$28	$197

Cash paid for income taxes	$6	$11	$10	$3	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deferred offering cost in accounts payable and accrued liabilities	$—	$—	$—	$—	$64

Issuance of preferred stock warrants in connection with debt financing	$—	$—	$281	$—	$—

Common stock issued in connection with the acquisition of Movity, Inc	$—	$2,218	$—	$—	$—

Stock-based compensation capitalized in product development costs	$1	$17	$22	$5	$8

Purchase of equipment under capital leases	$87	$155	$439	$—	$119

Net change related to purchase of equipment in accounts payable and accrued liabilities	$58	$699	$(584)	$(307)	$(373)

See accompanying notes to financial statements.

TRULIA, INC.

Notes to Financial Statements

1.	Organization and Description of Business

Trulia, Inc. (“Trulia” or the “Company”) was incorporated on June 1, 2005 in the state of Delaware as Realwide, Inc. On September 22, 2005, the Company changed its name to Trulia, Inc. Trulia’s online marketplace and mobile applications help consumers research homes and neighborhoods and help real estate professionals market themselves and their listings. The Company’s subscription products also provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence.

Certain Significant Risks and Uncertainties

The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations, or cash flows: ability to obtain additional financing; advances and trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; market acceptance of the Company’s products; development of sales channels; loss of significant customers; litigation or other claims against the Company; the hiring, training, and retention of key employees; and new product introductions by competitors.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Significant items subject to such estimates include: revenue recognition; allowance for doubtful accounts; the useful lives of property and equipment; the recoverability of long-lived assets; the determination of fair value of the Company’s common stock, stock options and preferred and common stock warrants; income tax uncertainties, including a valuation allowance for deferred tax assets; and contingencies. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities and recorded revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying balance sheet as of March 31, 2012, the statements of operations and the statements of cash flows for the three months ended March 31, 2011 and 2012 and the statement of stockholders’ deficit for the three months ended March 31, 2012 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect, in the opinion of management, all adjustments of normal, recurring nature that are necessary for the fair presentation of the Company’s financial position as of March 31, 2012 and results of operations and cash flows for the three months ended March 31, 2011 and 2012. The financial data and other information disclosed in these notes to the financial statements related to the three-month periods are unaudited. The results of the three months ended March 31, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012 or for any other interim period or for any other future year.

Unaudited Pro Forma Stockholders’ Equity

Upon the effectiveness of the Company’s registration statement on Form S-1 in connection with the initial public offering (“IPO”) contemplated by the Company, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The March 31, 2012 unaudited pro forma stockholders’ equity has been prepared assuming the conversion of the convertible preferred stock outstanding into 42,484,344 shares of common stock, and the resulting reclassification of the preferred stock warrant liability to additional paid-in capital.

Concentrations of Credit Risk and Credit Evaluations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. The Company deposits its cash and cash equivalents and short-term investments with major financial institutions that management believes are of high credit quality; however, at times, balances exceed federally insured limits.

The Company’s accounts receivable are derived from customers in the United States of America. The Company does not require its customers to provide collateral to support accounts receivable. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for estimated credit losses. Actual credit losses may differ from the Company’s estimates. Revenue from one customer represented approximately 19% of the Company’s total revenue during the year ended December 31, 2009. No customer represented 10% or more of total revenue during the years ended December 31, 2010, 2011 and three months ended March 31, 2011 and 2012. No customer accounted for 10% or more of the Company’s gross accounts receivable as of December 31, 2010 and 2011. Two customers accounted for approximately 13% and 11% of the Company’s gross accounts receivable as of March 31, 2012.

Revenue Recognition

The Company’s revenue is derived from selling subscription products to real estate professionals and from display advertising sold to brand advertisers that operate in the real estate ecosystem. The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. The Company considers a signed agreement, a binding insertion order or other similar documentation reflecting the terms and conditions under which products will be provided to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including payment history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash. The Company does not request collateral from its customers.

The Company’s revenues include marketplace revenue and media revenue:

Marketplace revenues consist primarily of subscription-based revenue. The fixed-fee subscription-based revenue is recognized ratably over the period service is provided.

Media revenues primarily consist of advertising sales on a cost per thousand impressions (“CPM”) or cost per click (“CPC”) basis to advertisers. The Company recognizes these revenues in the period the clicks or impressions are delivered to the client.

Multiple-Element Arrangements

The Company enters into arrangements with customers that include combinations of CPC or CPM media placements and subscription services.

For the years ended December 31, 2009 and 2010, because the Company had not yet established the fair value for each element, advertising revenue was recognized ratably over the contract term.

Beginning on January 1, 2011, the Company adopted new authoritative guidance on multiple-element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, the Company allocates arrangement consideration in multiple-element revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available, and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

VSOE- The Company determines VSOE based on its historical pricing and discounting practices for the specific product when sold separately. In determining VSOE, the Company requires that a substantial majority of the standalone selling prices for these services fall within a reasonably narrow pricing range. For certain subscription products, the Company has been able to establish VSOE.

TPE- When VSOE cannot be established for deliverables in multiple-element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor services’ selling prices are on a standalone basis. As a result, the Company has not been able to establish selling price based on TPE.

BESP- When it is unable to establish selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the service were sold regularly on a standalone basis. BESP is generally used to allocate the selling price to deliverables in the Company’s multiple-element arrangements. The Company determines BESP based on the following:

•	The list price which represents a component of the go-to-market strategy established by senior management after considering factors such as market conditions and competitive landscape; and

•	Analysis of historical pricing.

The Company limits the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. The Company regularly reviews BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that the Company reports in a particular period.

The Company recognizes the relative fair value of the products as they are delivered assuming all other revenue recognition criteria are met. As a result of implementing this recent authoritative guidance, the

Company’s revenue for the twelve months ended December 31, 2011 was not materially different from what would have been recognized under the previous guidance for multiple-element arrangements.

Cost of Revenue

Cost of revenue consists primarily of expenses related to operating the Company’s website and mobile applications, including those associated with the operation of the Company’s data center, hosting fees, customer service related headcount expenses including salaries, bonuses, benefits and stock-based compensation expense, licensed content, credit card fees, third-party contractor fees and other allocated overhead.

Technology and Development

Costs to research and develop the Company’s products are expensed as incurred. These costs consist primarily of technology and development headcount related expenses including salaries, bonuses, benefits and stock-based compensation expense, third-party contractor fees and allocated overhead primarily associated with developing new technologies. Technology and development also includes amortization of capitalized costs (“Product Development Cost”) associated with the development of the Company’s marketplace.

Product Development Costs

Product Development Cost include costs related to the development of the Company’s marketplace which is inclusive of costs related to the development of the Company’s delivery points, the website and mobile applications. Product Development Cost are accounted for as follows: all costs incurred in the preliminary project and post-implementation stages are expensed as incurred while certain costs incurred in the application development stage of a new product or projects to provide significant additional functionality to existing products are capitalized if certain criteria are met. Maintenance and enhancement costs are typically expensed as incurred. The Company capitalized costs associated with product development of $58,000, $851,000, $1.3 million and $315,000 during the years ended December 31, 2009, 2010, 2011 and three months ended March 31, 2012, and recorded related amortization expenses of $179,000, $366,000, $708,000, $118,000 and $274,000 during the years ended December 31, 2009, 2010, 2011 and three months ended March 31, 2011 and 2012. The net book value of capitalized product development costs was $571,000, $1.1 million and $1.2 million as of December 31, 2010 and 2011 and March 31, 2012. Such costs are amortized on a straight-line basis over the estimated useful lives of the related assets, which has been estimated to be two years. Amortization expense is included in technology and development in the statements of operations.

Advertising Expense

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the accompanying statements of operations. The Company’s advertising expenses were $275,000, $127,000, $459,000, $69,000 and $202,000 during the years ended December 31, 2009, 2010, 2011 and three months ended March 31, 2011 and 2012.

Stock-Based Compensation

The Company recognizes compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. The Company estimates the grant date fair value of option grants, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is recognized on a straight-line basis over the requisite service period, which is the vesting period of the respective awards.

The Company accounts for stock options issued to nonemployees based on the fair value of the awards determined using the Black-Scholes option-pricing model. The fair value of stock options granted to nonemployees are remeasured as the stock options vest, and the resulting change in value, if any, is recognized in the statement of operations during the period the related services are rendered.

Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are measured based on differences between the financial reporting and the tax bases of assets and liabilities using enacted tax rates that are expected to be in effect when the differences are expected to reverse. A valuation allowance is established to reduce net deferred tax assets to amounts that are more likely than not to be realized.

The Company accounts for uncertainty in tax positions recognized in the financial statements by recognizing a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

The Company’s policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items as tax expense.

Comprehensive Loss

During the years ended December 31, 2009, 2010, 2011 and three months ended March 31, 2011 and 2012, the Company did not have any other comprehensive income and, therefore, the net loss and comprehensive loss was the same for all periods presented.

Net Loss and Pro Forma Net Loss per Share Attributable to Common Stockholders

The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. Under the two-class method, in periods when the Company has net income, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period convertible preferred stock non-cumulative dividends, between common stock and the convertible preferred stock. In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. The Company’s basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, options to purchase common stock, preferred stock warrants and common stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive. In contemplation of an initial public offering, the Company has presented the unaudited pro forma basic and diluted net loss per share attributable to common stockholders, which has been computed to give effect to the automatic conversion of the convertible preferred stock into shares of common stock as of the beginning of the respective period.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less at the time of acquisition. As of December 31, 2010, 2011 and March 31, 2012, cash and cash equivalents consist of cash and money market funds. All credit card and debit card transactions that process within one business day are also classified as cash and cash equivalents. The amounts due from third-party merchant processors for these transactions classified as cash totaled $7,000, $207,000 and $254,000 as of December 31, 2010, 2011 and March 31, 2012.

Short-term Investments

The Company’s short-term investments consist of certificates of deposit with maturities of 12 months or less from the balance sheet date. Short-term investments are reported at cost, which approximates fair value, as of each balance sheet date.

Restricted Cash

Restricted cash consists of certificates of deposit with a major financial institution. The Company had loans with this financial institution as of December 31, 2010 which required the certificates of deposit to be held as collateral for the loans. Upon repayment of the loans during the year ended December 31, 2011, these restrictions were released and the Company no longer had any restricted cash.

Accounts Receivable and Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers. Accounts receivable are recorded at invoiced amounts, net of the Company’s estimated allowances for doubtful accounts. The allowance for doubtful accounts is estimated based on an assessment of the Company’s ability to collect on customer accounts receivable. The Company regularly reviews the allowance by considering certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet their financial obligations, the Company records a specific allowance against amounts due from the customer and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. The Company writes-off accounts receivable against the allowance when it determines the balance is uncollectible and no longer actively pursues collection of the receivable. Write-offs of accounts receivable to bad debt expense were $94,000, $82,000, $176,000, $17,000 and $21,000 during the years ended December 31, 2009, 2010 and 2011 and three months ended March 31, 2011 and 2012.

Deferred Offering Costs

Deferred offering costs which consist of direct incremental legal and accounting fees relating to the IPO, are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of March 31, 2012, the Company capitalized $64,000 of deferred offering costs in other assets on the balance sheet. No amounts were deferred as of December 31, 2011.

Property and Equipment

Property and equipment are initially recorded at cost and depreciated using a straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are charged to expense as incurred. The useful lives of the Company’s property and equipment are as follows:

Computer equipment	2 to 3 years
Office equipment, furniture and fixtures	3 years
Capitalized product development costs	2 years
Leasehold improvements	Shorter of the lease term or estimated useful life

Depreciation expense of assets acquired through capital leases is included in depreciation and amortization expense in the statements of operations.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has determined that it operates as one reporting unit and has selected December 1 as the date to perform its annual impairment test. In the valuation of its goodwill, the Company must make assumptions regarding estimated future cash flows to be derived from the Company. If these estimates or their related assumptions change in the future, the Company may be required to record impairment for these assets. The first step of the impairment test involves comparing the fair value of the reporting unit to its net book value, including goodwill. If the net book value exceeds its fair value, then the Company would perform the second step of the goodwill impairment test to determine the amount of the impairment loss. The impairment loss would be calculated by comparing the implied fair value of the Company to its net book value. In calculating the implied fair value of the Company’s goodwill, the fair value of the Company would be allocated to all of the other assets and liabilities based on their fair values. The excess of the fair value of the Company over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company was not required to perform the second step of the goodwill impairment test during the years ended December 31, 2010 or 2011. There was no impairment of goodwill recorded for the years ended December 31, 2010 or 2011.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized when the carrying amount of the asset exceeds the fair value of the asset. To date, the Company believes that no such impairment has occurred.

Fair Value of Financial Instruments

The carrying values of the Company’s financial instruments, including cash equivalents, short-term investments, accounts receivable and accounts payable, approximated their fair values due to the short period of time to maturity or repayment. The carrying amount for the Company’s preferred stock warrants represent their fair value. Long-term debt is stated at the carrying value as the stated interest rate approximates market rates currently available to the Company. The carrying value of the notes payable approximates fair value principally because of the short-term nature of this liability. Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance for fair value measurements defines a three-level valuation hierarchy for disclosures as follows:

Level I—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level II—Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; and

Level III—Unobservable inputs that are supported by little or no market activity, which requires the Company to develop its own assumptions.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s financial instruments consist of Level I assets and Level III liabilities. Level I assets include highly liquid money market funds that are included in cash and cash equivalents and certificates of deposit that are included as short-term investments. Level III liabilities consist of the preferred stock warrant liability. The fair values of the outstanding preferred stock warrants are measured using a Monte Carlo model. Inputs used to determine the estimated fair value of the warrant liability include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock.

Deferred Revenue

Deferred revenue consists of prepaid but unrecognized subscription revenue, advertising fees received or billed in advance of delivery and for amounts received in instances when revenue recognition criteria has not been met. Deferred revenue is recognized when all revenue recognition criteria have been met.

Preferred Stock Warrant Liability

The Company’s warrants to purchase convertible preferred stock are classified as liabilities on the balance sheets at fair value upon issuance because these warrants contain certain anti-dilution provisions which require the Company to lower the exercise price of the warrants upon any future down-round financings. Therefore, the warrants are subject to remeasurement to fair value at each balance sheet date, and any change in fair value is recognized in the statements of operations. At the time of issuance, the aggregate fair value of these warrants were determined using a Monte Carlo model. The Company will continue to adjust the liability for changes in fair value using a Monte Carlo model until the earlier of the exercise or expiration of the warrants, the conversion of the underlying shares of convertible preferred stock, or the completion of a liquidation event, including the completion of an IPO. Upon exercise or expiration of the warrants or the conversion of the underlying preferred stock, the related warrant liability will be remeasured to fair value and any remaining liability will be reclassified to additional paid-in capital.

Segments

The Company’s chief operating decision maker is its chief executive officer. The chief executive officer reviews financial information accompanied by information about revenue by product line for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, or operating results for levels or components. In addition, the Company’s operation and customers are located only in the United States of America. Accordingly, the Company has a single reporting segment and operating unit structure.

Recently Issued Accounting Pronouncements

Under the Jumpstart Our Business Startups Act (“JOBS Act”), the Company meets the definition of an emerging growth company. The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures, which requires additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, and the activity in Level III fair value measurements. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level III activity disclosure requirements that became effective for reporting periods beginning after December 15, 2010. Accordingly, the Company adopted this new guidance beginning January 1, 2010, except for the additional Level III requirements, which were adopted beginning January 1, 2011. Level III assets and liabilities are those whose fair value inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The adoption of this guidance required additional disclosures but did not have a material impact on the Company’s results of operations or financial position.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level III fair value measurements. This pronouncement is effective for reporting periods beginning on or after

December 15, 2011, with early adoption prohibited. The Company adopted this standard in January 2012 as reflected in Note 3 of these financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The Company early adopted this guidance on January 1, 2012, retrospectively. During the years ended December 31, 2009, 2010, 2011 and three months ended March 31, 2011 and 2012, the Company did not have any other comprehensive income and, therefore, the net loss and comprehensive loss was the same for all periods presented.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350). The amended guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required. This pronouncement is effective for fiscal years beginning after December 15, 2011. The Company adopted this standard on January 1, 2012. The adoption of this accounting standard update does not have any material impact on the Company’s results of operations or financial position.

3.	Fair Value Measurements

The Company measures and reports its cash equivalents, short-term investments and preferred stock warrant liability at fair value on a recurring basis. The Company’s cash equivalents and short-term investments are invested in money market funds and certificates of deposit. The following table sets forth the fair value of the Company’s financial assets and liabilities remeasured on a recurring basis, by level within the fair value hierarchy (in thousands):

	As of December 31, 2010
	Level I	Level II	Level III	Total
Financial Assets:
Money market funds	$3,366	$—	$—	$3,366

	As of December 31, 2011
	Level I	Level II	Level III	Total
Financial Assets:
Money market funds	$6,678	$—	$—	$6,678
Certificate of deposit	4,300	—	—	4,300

Total financial assets	$10,978	$—	$—	$10,978

Financial Liabilities:
Preferred stock warrant liability	$—	$—	$297	$297

	As of March 31, 2012
	Level I	Level II	Level III	Total
	(Unaudited)
Financial Assets:
Money market funds	$6,678	$—	$—	$6,678
Certificate of deposit	2,100	—	—	2,100

Total financial assets	$8,778	$—	$—	$8,778

Financial Liabilities:
Preferred stock warrant liability	$—	$—	$513	$513

None of the cash equivalents or short-term investments held by the Company had unrealized losses and there were no realized losses for the year ended December 31, 2011 and the three months ended March 31, 2012. There were no other-than-temporary impairments for these instruments as of December 31, 2011 or March 31, 2012. As of December 31, 2011 and March 31, 2012, the contractual maturity of all certificates of deposit was less than one year.

Level III instruments consist solely of the Company’s preferred stock warrant liability in which the fair value was measured using a Monte Carlo model. The significant unobservable inputs used in the fair value measurement of the preferred stock warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

The following table sets forth a summary of the changes in the fair value of the Company’s Level III financial liabilities for the year ended December 31, 2011 and three months ended March 31, 2012 (in thousands):

	Year Ended December 31, 2011	Three Months Ended March 31, 2012
		(Unaudited)
Fair value—beginning of period	$—	$297
Issuance of preferred stock warrants	281	—
Change in fair value of Level III financial liabilities	16	216

Fair value—end of period	$297	$513

The gains and losses from remeasurement of Level III financial liabilities are recorded through the change in fair value of warrant liability in the statements of operations.

4.	Balance Sheet Components

Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of December 31,		As of March 31,
	2010	2011	2012
			(Unaudited)
Computer equipment	$2,216	$4,459	$4,844
Capitalized product development costs	1,745	2,998	3,313
Furniture and fixtures	268	630	654
Leasehold improvements	1,388	2,041	2,041
Equipment not yet in service	—	—	138

Total property and equipment, gross	5,617	10,128	10,990
Less: accumulated depreciation and amortization	(2,152)	(4,580)	(5,360)

Total property and equipment, net	$3,465	$5,548	$5,630

As of December 31, 2010, 2011 and March 31, 2012, property and equipment under capital lease, included under computer equipment above, amounted to $245,000, $729,000 and $795,000 with accumulated depreciation of $48,000, $215,000 and $273,000. Depreciation and amortization expense during the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012 was $855,000, $963,000, $2.5 million, $444,000 and $797,000.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31,		As of March 31,
	2010	2011	2012
			(Unaudited)
Legal and professional fees	$169	$326	$476
Marketing expenses	194	162	188
Interest	—	79	79
Sales taxes	52	137	185
Other	865	801	969

Total accrued liabilities	$1,280	$1,505	$1,897

Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following (in thousands):

	As of December 31,		As of March 31,
	2010	2011	2012
			(Unaudited)
Bonus	$550	$968	$373
Payroll and related expenses	—	—	902
Commissions	296	223	340
Vacation	530	851	927

Total accrued compensation and benefits	$1,376	$2,042	$2,542

5.	Movity, Inc. Acquisition

On December 10, 2010, the Company entered into an Agreement of Plan of Merger (“Movity Agreement”) to acquire Movity, Inc. (“Movity”), a privately held geographic data company which was founded in January 2010. The acquisition, which closed on December 10, 2010, allowed the Company to enhance its workforce.

Upon the closing of the acquisition, all of the outstanding shares of Movity, including the shares of common stock that were issued by Movity upon the closing of the acquisition as a result of the automatic conversion of its convertible promissory note into common stock, were converted into the right to receive a fraction of a share of the Company’s common stock. The Company accounted for the Movity acquisition as the purchase of a business. The Company expensed the related acquisition costs, consisting primarily of legal expenses in the amount of $155,000, during the year ended December 31, 2010. These legal expenses are presented as general and administrative expense in the statement of operations for the year ended December 31, 2010. The total purchase consideration of $2.2 million consisted of the issuance of 1,628,200 shares of the Company’s common stock with fair value of $1.3622 per share. Under the terms of the Movity Agreement, the Company is entitled to withhold 376,511 shares of the total purchase consideration as partial security for indemnification of obligations of Movity’s stockholders. The shares withheld will be released as follows: (i) 75% of the shares will be released on the 18-month anniversary of the acquisition date, and (ii) the remaining shares will be released on April 15, 2014. Upon the completion of the acquisition, the operations were absorbed by the Company, and Movity ceased to exist as a separate entity.

The following table summarizes the fair value of assets acquired and liabilities assumed (in thousands):

Cash	$904
Property and equipment	13
Current liabilities	(744)
Notes payable	(110)
Goodwill	2,155

Total purchase consideration	$2,218

The excess of the consideration transferred over the fair value assigned to the assets acquired and liabilities assumed was $2.2 million, which represents the goodwill resulting from the acquisition. Goodwill is attributable to technological expertise associated with the acquired assembled workforce. None of the goodwill is expected to be deductible for income tax purposes. The Company tests goodwill for impairment on an annual basis on December 1, or sooner if deemed necessary. As of December 31, 2010, 2011 and March 31, 2012, there was no impairment of goodwill.

Unaudited Pro Forma Combined Information

Supplemental information on an unaudited pro forma basis is presented below for the year ended December 31, 2010 (in thousands):

Pro forma revenue	$19,785
Pro forma loss from operations	(5,648)
Pro forma net loss	(5,647)

The Company did not present comparative information for the year ended December 31, 2009 above as Movity was founded in January 2010. The unaudited pro forma combined financial information includes the results of the Company and Movity as if the acquisition of Movity had occurred as of January 1, 2010. The pro forma information presented does not purport to present what the actual results would have been had the acquisition actually occurred on January 1, 2010, nor is the information intended to project results for any future period. Further, the unaudited pro forma information excludes any benefits that may result from the acquisition due to synergies that were derived from the elimination of duplicative costs. From the acquisition date through December 31, 2010, the Company recognized an immaterial loss from the Movity acquisition in the accompanying statements of operations.

6.	Debt

In September 2008, the Company entered into a term loan agreement with a banking institution for a principal amount of $725,000. The loan carried a variable annual interest rate floating at London Interbank Offered Rate (“LIBOR”) plus 2% and matured in July 2011. In April 2009, the Company repaid the outstanding balance of the loan and concurrently entered into a new loan agreement with the same banking institution for a principal amount of $776,000. The new loan carried the same interest rate as the original loan and the principle was repayable over 27 equal monthly installments. The Company repaid the new loan on its maturity date in July 2011.

From January 2010 through April 2011, the Company entered into several additional loan agreements with the same banking institution for a total principal of $4.3 million. These loans carried variable annual interest rates floating at 1.25 - 2% above LIBOR, were repayable in 31 or 36 equal monthly installments, and had maturity dates from January 2013 through April 2014. In September 2011 when the outstanding principal for these loans was $3.0 million, the Company repaid the loans with the proceeds received from the loan facility agreement discussed immediately below. These loan agreements had prepayment penalties and required additional interest upon prepayment. The Company recognized an immaterial loss upon the repayment of the debt prior to its contractual maturity.

In September 2011, the Company entered into a $20.0 million loan and security agreement which provided for a secured term loan facility (“Credit Facility”), issuable in tranches, with a financial institution. This financial institution was not the same banking institution noted in the preceding paragraph, therefore, the issuance of the Credit Facility did not result in a modification to the prior debt agreements. Under the Credit Facility, the first tranche of $5.0 million was drawn down in full in September 2011 and was used to repay the Company’s outstanding debt. The second tranche of $5.0 million was also drawn down in full in September 2011. As of December 31, 2011 and March 31, 2012, the Company had not drawn down the third tranche of the Credit Facility, and the remaining amount of $10.0 million will be available for drawdown through August 2012. The Credit Facility carries an interest rate equal to the greater of the prime rate plus 2.75% or 6% for the first tranche, and a rate equal to the greater of the prime rate plus 5.5% or 8.75% for the second and third tranches. The loan facility is subject to interest-only payments through September 2012, which is repayable in 30 equal monthly installments of principal and interest after the interest-only period, and had a maturity date of March 2015. However, certain of these terms are subject to adjustment pending the Company’s results of operations during the first six months of the year ending December 31, 2012. Specifically, the Credit Facility allows for an extension to the drawdown period from August 2012 to December 2012, if the Company achieves certain financial milestones. In addition, the interest-only repayment period will be extended from September 2012 to March 2013 and the maturity date will be extended from March 2015 to September 2015 if the Company achieves certain financial milestones.

As of December 31, 2011, the future principal payments on the debt are as follows (in thousands):

Year Ending December 31:	Amounts
2012	$917
2013	3,843
2014	4,141
2015	1,099

Total payments	10,000
Less debt discount	(408)

Total debt, net of unamortized discount	9,592
Less current portion	(730)

Noncurrent portion	$8,862

In conjunction with the Credit Facility, the Company issued warrants to purchase up to 362,883 shares of Company stock as follows: (1) shares of Series D convertible preferred stock with an exercise price equal to $2.8246 per share or (2) shares of the next round of preferred stock financing at the per share price for such shares upon drawdown of the entire loan amount. Of this amount, warrants to purchase 168,164 shares of Series D convertible preferred stock became exercisable upon the drawdown of the first and second tranches and have an exercise price of $2.8246 per share. At the time of issuance, the aggregate fair value of these warrants was $281,000. The Company also paid a net facility charge of $165,000 upon drawdown of the first tranche of the loan. The fair value of warrants and net facility charge were recorded as debt discount to be amortized as interest expense over the contractual term of the loan agreement using the effective interest rate method. As a result of the debt discount, the effective interest rate for the Credit Facility differs from the contractual rate. During the year ended December 31, 2011 and three months ended March 31, 2012, the Company recognized interest expense related to amortization of the debt discount in the amount of $38,000 and $45,000.

Under the Credit Facility, the Company granted the financial institution a security interest in all of the Company’s assets. If the Company has available cash and marketable securities on hand of at least $20.0 million, the financial institution may release the security interest on the Company’s intellectual property. However, if at any time after release of the intellectual property, the available cash and marketable securities on hand is less than $10.0 million, the Company will grant the financial institution a security interest on its intellectual property.

The Company was in compliance with all covenants under its loan facility agreement as of December 31, 2011 and March 31, 2012. The Credit Facility provides certain reporting covenants, among others, relating to delivery of audited financial statements to the financial institution. In May 2012, the Company failed to comply with the covenant that required delivery of audited financial statements for the year ended December 31, 2011 within the time period set forth in the Credit Facility. The lender granted a waiver arising from the Company’s failure to comply with this reporting covenant.

7.	Commitments and Contingencies

Operating Leases

The Company leases its corporate office under noncancelable operating leases. In February 2007, the Company executed a lease agreement for its corporate office in San Francisco for initial monthly rent of $19,000, which expired in December 2010. In October 2010, the Company moved its corporate office within San Francisco and entered into a four-year lease which will expire in October 2014. The Company’s initial monthly rent for the San Francisco lease is $62,000. In addition to its corporate office, the Company entered into a lease in New York for a sales office at monthly rent of $10,000, which expired in June 2011. In February and April 2011, the Company entered into two operating leases in Denver and New York to expand its sales offices. These leases expire at various times through April 2014. Monthly rent under Denver and New York leases are $27,000 and $11,000. Rental expense from the facility leases are recognized on a straight-line basis over the lease term. Rent expense was $432,000, $611,000, $1.1 million, $249,000 and $247,000 during the years ended December 31, 2009, 2010 and 2011 and three months ended March 31, 2011 and 2012.

As of December 31, 2011, the Company’s minimum payments under the noncancelable operating leases are as follows (in thousands):

Year Ending December 31:	Operating Lease
2012	$1,264
2013	1,269
2014	883

Total minimum lease payments	$3,416

In March 2012, the Company entered into a sublease agreement for additional office space which will expire in March 2013. The monthly rent for the new office space is $29,000.

Capital Leases

During the years ended December 31, 2009, 2010 and 2011, the Company has entered into various capital lease agreements for certain hardware and equipment for use by the Company and its employees. The lease terms have ranged from 24 to 36 months.

The following is a schedule of future minimum lease payments due under the capital lease obligation as of December 31, 2011 (in thousands):

Year Ending December 31:	Capital Lease
2012	$318
2013	161

Total minimum lease payments	479
Less: amount representing interest	(31)

Present value of minimum lease payments	448
Less: current portion	(292)

Capital lease liability, net of current portion	$156

Contingencies

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. In July 2011, a non-practicing entity brought suit against Trulia for patent infringement. In September 2011, the Company entered into a license agreement to purchase a license for these patents for $550,000 and, as a result, the claim against the Company was dropped.

The agreement also provides for an additional contingent payment of $350,000 if the Company files its initial Registration Statement with the SEC prior to January 11, 2015 and its shares become publicly listed on either the NASDAQ or NYSE exchanges following the completion of the Company’s IPO. The Company did not accrue any amounts related to the contingent payment as it concluded that the payment of this amount is not probable as of December 31, 2011 and March 31, 2012. The Company will, however, accrue for losses for any known contingent liabilities when future payment is probable and the amount is reasonably estimable.

8.	Stockholders’ Equity

Common Stock

As of December 31, 2010, 2011 and March 31, 2012, the Company had reserved shares of common stock, on an as-if converted basis, for issuance as follows:

	As of December 31,		As of March 31,
	2010	2011	2012
			(Unaudited)
Conversion of Series A convertible preferred stock	10,699,533	10,699,533	10,699,533
Conversion of Series B convertible preferred stock	16,442,307	16,442,307	16,442,307
Conversion of Series C convertible preferred stock	10,030,761	10,030,761	10,030,761
Conversion of Series D convertible preferred stock	5,311,743	5,311,743	5,311,743
Options issued and outstanding	4,597,511	10,004,173	10,051,678
Options available for grant under stock option plan	184,309	115,455	1,500,693
Common and convertible preferred stock warrants	38,206	302,104	302,104

Total	47,304,370	52,906,076	54,338,819

Convertible Preferred Stock

As of December 31, 2010, 2011 and March 31, 2012, the Company has outstanding Series A, B, C and D convertible preferred stock (individually referred to as “Series A, B, C or D” or collectively “Preferred Stock”) as follows (in thousands, except for share data):

	As of December 31, 2010
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Proceeds, Net of Issuance Costs
Series A	10,699,533	10,699,533	$2,156	$2,081
Series B	16,442,307	16,442,307	5,700	5,668
Series C	10,030,761	10,030,761	10,750	9,958
Series D	5,325,000	5,311,743	15,003	14,904

Total	42,497,601	42,484,344	$33,609	$32,611

	As of December 31, 2011 and March 31, 2012 (unaudited)
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Proceeds, Net of Issuance Costs
Series A	10,699,533	10,699,533	$2,156	$2,081
Series B	16,442,307	16,442,307	5,700	5,668
Series C	10,030,761	10,030,761	10,750	9,958
Series D	5,725,000	5,311,743	15,003	14,904

Total	42,897,601	42,484,344	$33,609	$32,611

The holders of the Company’s Preferred Stock have the following rights, preferences, and privileges:

Conversion

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and non-assessable shares of common stock as determined by dividing the original issue price for such Series by the then effective conversion price for that Series (the “Conversion Rate”). The Conversion Rate is subject to adjustment for any stock dividends, combinations or splits with respect to such shares. Additionally, each share of Preferred Stock is automatically convertible into shares of common stock at the then effective Conversion Rate for such Series (i) with the approval, by affirmative vote, written consent, or agreement, of the holders of not less than two-thirds of the outstanding Preferred Stock voting together as a single class; (ii) upon the voluntary conversion by the holders of not less than two-thirds of the Preferred Stock issued by the Company; or (iii) upon the effectiveness of a registration statement under the Securities Act of 1933 filed in connection with an underwritten initial public offering with proceeds to the Company of not less than $50.0 million. The Conversion Rate for each series of preferred stock is 1-for-1 as of December 31, 2010, 2011 and March 31, 2012.

Dividends

The holders of Series A, B, C and D are entitled to receive non-cumulative dividends on a pari passu basis, and in preference to common stockholders, at the rate of $0.01612, $0.02773, $0.079754 and $0.22596 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) per annum payable out of funds legally available. Such dividends are payable when, and if declared by the Board of Directors, acting in its sole discretion. After payment of dividends at the rates set forth above, any additional dividends declared will be distributed among all holders of Preferred Stock and common stock in proportion to the number of shares of common stock that would then be held by each such holder if all shares of Preferred Stock were converted into common stock. No dividends have been declared through March 31, 2012.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Preferred Stock are entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of common stock, an amount equal to (i) 100% of the original issue price for each share of Series A, 100% of the original issue price for each share of Series B, 107.5% of the original issue price for each share of Series C, and 100% of the original issue price for each share of Series D, plus (ii) all declared but unpaid dividends on such shares. If the assets and funds available for distribution to the holders of the Preferred Stock are insufficient to pay the stated preferential amounts in full, the entire assets and funds of the Company legally available for distribution will be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the preferential amount each such holder would otherwise be entitled to receive. The remaining assets, if any, are to be distributed ratably to the holders of the common stock and Preferred Stock, on an as-if-converted basis, provided that the holders of Series A, Series B, Series C and

Series D are not entitled to any proceeds above $0.2015, $0.34667, $0.9969 and $2.8245 per share. Thereafter, if assets remain, they will be distributed to the holders of common stock on a pro rata basis.

The Company classified the Preferred Stock within shareholders’ equity since the shares are not redeemable, and the holders of the Preferred Stock cannot effect a deemed liquidation of the Company outside of the Company’s control.

Voting

The holders of the Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which these shares could then be converted.

Redemption

The Preferred Stock is not redeemable.

9.	Warrants

Convertible Preferred Stock Warrants

In September 2011, the Company entered into a $20.0 million Credit Facility discussed further in Note 6. In connection with the Credit Facility, the Company issued a warrant to purchase up to 362,883 shares of Series D with an exercise price of $2.8246 per share, however, only 168,164 shares are exercisable as of December 31, 2011 and March 31, 2012. The exercisability of the warrant is triggered upon specified drawdowns on the Credit Facility. As of December 31, 2011 and March 31, 2012, the Company had only drawdown $10.0 million from the total $20.0 million underlying the Credit Facility. If the Company draws the remaining $10.0 million, these other shares will become exercisable under the warrant. The warrant contains certain anti-dilution provisions which require the Company to lower the exercise price of and adjust the number of shares underlying the warrants upon any future down-round financings. Therefore, the exercise price and the shares underlying the warrant are potentially subject to change. The warrant expires at the earlier of (1) 10 years from issuance, (2) five years from the effectiveness of an initial public offering, or (3) completion of a liquidation event in which the underlying preferred shares are redeemed for twice the exercise price of the warrant. At the time of issuance, the aggregate fair value of the warrant in the amount of $281,000 was determined using a Monte Carlo model incorporating two scenarios, one with a future equity financing and one without. The model also used the following assumptions: expected term of 1.2 years, risk-free interest rate of 0.2%, expected volatility of 55.0% and expected dividend yield of 0%. The fair value of the warrant was recorded as a warrant liability upon issuance.

During the year ended December 31, 2011 and three months ended March 31, 2012, the Company recognized a charge to earnings of $16,000 and $216,000 from remeasurement of the fair value of the warrant, which was recorded through the statements of operations.

The Company determined the fair value of the outstanding convertible preferred stock warrant of $297,000 and $513,000 as of December 31, 2011 and March 31, 2012 with the following assumptions:

	Year Ended December 31, 2011	Three Months Ended March 31, 2012
		(Unaudited)
Estimated term (in years)	1.0	0.8
Risk-free interest rate	0.1%	0.2%
Expected volatility	55%	70%
Expected dividend yield	0%	0%

The above assumptions were determined as follows:

Term—The term represents a weighted average of the remaining term under probable scenarios used to determine the fair value of the underlying stock. A weighted average term was determined to be more appropriate than the contractual term due to potential adjustments to the related expiration date for the warrant under multiple scenarios;

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal the term of the warrant;

Expected volatility—The expected volatility is derived from historical volatilities of several unrelated publicly listed peer companies over a period approximately equal to the term of the warrant because the Company has limited information on the volatility of the preferred stock since there is currently no trading history. When making the selections of industry peer companies to be used in the volatility calculation, the Company considered the size, operational and economic similarities to the Company’s principle business operations; and

Expected dividend yield—The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to do so.

Common Stock Warrants

In July 2010, in conjunction with services provided by a third party consultant, the Company issued a warrant to purchase 38,206 shares of common stock with an exercise price of $1.18 per share and expiration date of July 19, 2015. The warrant is exercisable with cash or through a cashless exercise provision. Under the cashless exercise provision, the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Company’s common stock at the time of exercise of the warrant after deducting the aggregate exercise price. The fair value of the warrant in the amount of $16,000 was recorded as additional paid-in capital upon issuance and was not subject to remeasurement at each reporting period. The fair value of the warrant was calculated using the Black-Scholes option-pricing model with the following assumptions: contractual term of 5 years, risk-free interest rate of 1.7%, expected volatility of 55.0% and expected dividend yield of 0%. In March 2011, the warrant was exercised with cash proceeds of $45,000.

In September 2011, in conjunction with services provided by a third party consultant, the Company issued a warrant to purchase 133,940 shares of common stock with an exercise price of $1.43 per share and expiration date of February 14, 2016. The outstanding warrant will expire at the earlier of an initial public offering, change of control or expiration date. The warrant is exercisable with cash or through a cashless exercise provision. The fair value of the warrant in the amount of $93,000 was recorded as additional paid-in capital upon issuance and was not subject to remeasurement at each reporting period. The fair value of the warrant was calculated using the Black-Scholes option-pricing model with the following assumptions: contractual term of 4.5 years, risk-free interest rate of 0.7%, expected volatility of 55.0% and expected dividend yield of 0%.

10.	Stock-Based Compensation

Stock Plan

The Company has granted options under its 2005 Stock Incentive Plan (the “2005 Plan”). Under the terms of the 2005 Plan, the Company has the ability to grant incentive (“ISO”) and nonstatutory (“NSO”) stock options, restricted stock awards and restricted stock units. As of December 31, 2010, 2011 and March 31, 2012, 7,222,692, 13,423,843 and 15,423,843 shares of common stock were reserved under the 2005 Plan for the issuance of ISOs, NSOs, or restricted stock to eligible participants. Under the 2005 Plan, the ISOs may be granted at a price per share not less than the fair market value at the grant date. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. Options generally vest at 25% after the first year and then at 1/36 of the remaining shares each month thereafter and expire 10 years from the grant date. Certain options vest monthly over two to four years.

Stock option activity under the 2005 Plan during the years ended December 31, 2009, 2010, 2011 and three months ended March 31, 2012, is as follows:

	Shares Available for Grant	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(In thousands)
Balance—January 1, 2009	478,929	5,406,486	$0.23	8.2	$3,915
Granted	(411,705)	411,705	1.18
Canceled	720,648	(720,648)	0.33
Exercised	—	(336,837)	0.08

Balance—December 31, 2009	787,872	4,760,706	0.31	7.4	$3,994
Granted	(829,474)	829,474	1.18
Canceled	225,911	(225,911)	0.58
Exercised	—	(766,758)	0.15

Balance—December 31, 2010	184,309	4,597,511	0.48	7.0	$4,064
Additional options authorized	6,201,151	—	—
Granted	(6,652,942)	6,652,942	1.54
Canceled	382,937	(382,937)	1.18
Exercised	—	(863,343)	0.47

Balance—December 31, 2011	115,455	10,004,173	1.16	8.2	$11,108
Additional options authorized (unaudited)	2,000,000	—	—
Granted (unaudited)	(649,750)	649,750	2.53
Canceled (unaudited)	34,988	(34,988)	1.38
Exercised (unaudited)	—	(567,257)	0.45

Balance—March 31, 2012 (unaudited)	1,500,693	10,051,678	$1.29	8.2	$18,619

Options exercisable—December 31, 2011		5,028,256	$0.83	7.1	$7,243

Options vested and expected to vest—December 31, 2011		8,925,847	$1.11	8.1	$10,363

Options exercisable—March 31, 2012 (unaudited)		5,332,893	$0.98	7.3	$11,508

Options vested and expected to vest—March 31, 2012 (unaudited)		9,039,718	$1.24	8.1	$17,192

The options exercisable as of December 31, 2011 and March 31, 2012 included options that were exercisable prior to vesting. The weighted average grant date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2012 was $0.46, $0.53, $0.76 and $1.22.

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options. The aggregate intrinsic value of options exercised was $322,000, $760,000, $902,000 and $1.2 million during the years ended December 31, 2009, 2010 and 2011 and three months ended March 31, 2012. The total estimated grant date fair value of employee options vested during the years ended December 31, 2009, 2010 and 2011 and three months ended March 31, 2012 was $484,000, $336,000, $1.2 million and $594,000.

As of December 31, 2011 and March 31, 2012, total unrecognized compensation cost related to stock-based awards granted to employees was $3.2 million, net of estimated forfeitures of $758,000, and $3.4 million, net of estimated forfeitures of $799,000. These costs will be amortized on a straight-line basis over a weighted average vesting period of 3.03 and 2.88 years.

Additional information regarding the Company’s stock options outstanding and vested and exercisable as of December 31, 2011 is summarized below:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Number of Options Exercisable	Weighted Average Exercise Price Per Share
$0.05 - $0.06	1,826,074	4.8	$0.05	1,826,074	$0.05
$0.44 - $0.49	739,790	6.0	0.47	722,085	0.47
$1.18	934,363	8.1	1.18	461,409	1.18
$1.43 - $1.53	4,826,538	9.3	1.44	1,292,122	1.43
$1.85	1,677,408	9.8	1.85	726,566	1.85

	10,004,173	8.2	$1.16	5,028,256	$0.83

Additional information regarding the Company’s stock options outstanding and vested and exercisable as of March 31, 2012 is summarized below:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Number of Options Exercisable	Weighted Average Exercise Price Per Share
		(Unaudited)
$0.05 - $0.06	1,632,585	4.6	$0.05	1,632,585	$0.05
$0.44 - $0.49	438,337	5.7	0.46	438,337	0.46
$1.18	898,196	7.8	1.18	490,101	1.18
$1.43 - $1.53	4,756,568	9.0	1.44	1,928,623	1.43
$1.85	1,677,408	9.5	1.85	728,441	1.85
$2.27 - $3.14	648,584	9.9	2.53	114,806	2.27

	10,051,678	8.2	$1.29	5,332,893	$0.98

Determining Fair Value of Stock Options

The fair value of each grant of stock options was determined by the Company and its Board of Directors using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Valuation Method—The Company estimates the fair value of its stock options using the Black-Scholes option-pricing model.

Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. The Company estimates the expected term for its option grants based on a study of publicly traded industry peer companies and the historical data on employee exercises and post-vesting employment termination behavior taking into account the contractual life of the award.

Expected Volatility—The expected volatility is derived from the historical stock volatilities of several comparable publicly listed peers over a period approximately equal to the expected term of the options because the Company has limited information on the volatility of its common stock since the Company has no trading history. When making the selections of the comparable industry peers to be used in the volatility calculation, the Company considered the size, operational and economic similarities to its principle business operations.

Fair Value of Common Stock—The fair value of the common stock underlying the stock options has historically been determined by the Company’s board of directors. Because there has been no public market for the Company’s common stock, the board of directors has determined the fair value of the common stock at the time of the option grant by considering a number of objective and subjective factors including contemporaneous valuations performed by unrelated third-party specialists, valuations of comparable companies, operating and financial performance, lack of liquidity of capital stock and general and industry-specific economic outlook, amongst other factors. The fair value of the underlying common stock shall be determined by the board of directors until such time that the Company’s common stock is listed on an established stock exchange or national market system.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the options.

Expected Dividend—The expected dividend has been zero as the Company has never paid dividends and has no expectations to do so.

Forfeiture Rate—The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated, the Company may be required to record adjustments to stock-based compensation expense in future periods.

Summary of Assumptions

The fair value of each employee stock option was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Expected term (in years)	5.5	5.5	5.5	5.5	5.5
Expected volatility	57%	55%	55%	55%	53%
Risk-free interest rate	2.3%	1.7%	1.9%	2.6%	1.1%
Dividend rate	0%	0%	0%	0%	0%

Stock-Based Compensation Expense

The Company recorded compensation expense for options granted to employees and nonemployees as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Cost of revenue	$10	$8	$11	$2	$5
Technology and development	177	176	482	59	192
Sales and marketing	105	97	183	50	55
General and administrative	13	73	808	487	213

Total stock-based compensation expense	$305	$354	$1,484	$598	$465

The Company capitalized stock-based compensation of $1,000, $17,000, $22,000, $5,000 and $8,000 as product development costs during the years ended December 31, 2009, 2010, 2011 and three months ended March 31, 2011 and 2012.

Options Granted to Nonemployees

During the years ended December 31, 2009, 2010 and 2011, the Company granted nil, nil and 16,216 stock options to nonemployees. Through March 31, 2012, no stock-based compensation expense was recognized related to the options granted during the year ended December 31, 2011 as these nonemployee options have performance conditions that the Company determined are not probable as of March 31, 2012. Such options are subject to remeasurement using the Black-Scholes option-pricing model as the options vest.

There were no grants made to nonemployees during the three months ended March 31, 2011 and 2012.

11.	Net Loss and Pro Forma Net Loss per Share Attributable to Common Stockholders

The following table sets for the computation of the Company’s basic and diluted net loss per share attributable to common stockholders during the years ended December 31, 2009, 2010 and 2011 and three months ended March 31, 2011 and 2012 (in thousands, except share and per share data):

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Net loss attributable to common stockholders	$(6,983)	$(3,838)	$(6,155)	$(1,690)	$(4,200)

Shares used in computing net loss per share attributable to common stockholders, basic and diluted	17,257,435	18,049,651	19,971,137	19,657,477	20,646,196

Net loss per share attributable to common stockholders, basic and diluted	$(0.40)	$(0.21)	$(0.31)	$(0.09)	$(0.20)

The following outstanding shares of common stock equivalents were excluded from the computation of the diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Convertible preferred stock	42,484,344	42,484,344	42,484,344	42,484,344	42,484,344
Stock options to purchase common stock	4,760,706	4,597,511	10,004,173	6,972,191	10,051,678
Heldback shares in connection with Movity acquisition	—	376,511	376,511	376,511	376,511
Preferred stock warrants	—	—	168,164	—	168,164
Common stock warrants	—	38,206	133,940	—	133,940

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders during the year ended December 31, 2011 and three months ended March 31, 2012 (in thousands, except share and per share data):

	Year Ended December 31, 2011	Three Months Ended March 31, 2012
	(Unaudited)
Net loss attributable to common stockholders	$(6,155)	$(4,200)
Change in fair value of warrant liability	16	216

Net loss used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	$(6,139)	$(3,984)

Shares used in computing net loss per share attributable to common stockholders, basic and diluted	19,971,137	20,646,196
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	42,484,344	42,484,344

Shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	62,455,481	63,130,540

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.10)	$(0.06)

12.	Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed. For the years ended December 31, 2009, 2010 and 2011 and three months ended March 31, 2011 and 2012, the Company did not have taxable income and, therefore, no tax liability or expense has been recorded in the financial statements.

The following table presents a reconciliation of statutory federal rate and the Company’s effective tax rate for the periods presented:

	Year Ended December 31,
	2009	2010	2011
Tax benefit at federal statutory rate	(34.0)%	(34.0)%	(34.0)%
State taxes (net of federal benefit)	(5.8)	(5.8)	(5.8)
Stock-based compensation	1.9	3.7	4.7
Change in valuation allowance	37.8	42.2	34.7
Other nondeductible expenses	0.1	(6.3)	0.5
Other	0.0	0.2	(0.1)

Effective tax rate	0.0%	0.0%	0.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2010 and 2011 were as follows (in thousands):

	As of December 31,
	2010	2011
Deferred tax assets:
Net operating loss carryforward	$10,931	$11,564
Accruals and reserves	569	848
Deferred revenue	709	1,939
Stock-based compensation	186	492
General business credit	15	15
Other	151	410

Gross deferred tax assets	12,561	15,268
Valuation allowance	(11,975)	(14,132)

Net deferred tax assets	586	1,136

Deferred tax liabilities:
Prepaid expenses	$92	$122
Depreciation and amortization	494	1,014

Gross deferred tax liabilities	586	1,136

Net deferred tax liabilities	$—	$—

The Company provided a full valuation allowance for net operating losses, credits and other deferred tax assets for the state of California and the United States. A valuation allowance is provided when based upon the available evidence, management concludes that it is more likely than not that some portion of the deferred tax assets will not be realized. The Company maintained a full valuation allowance as of December 31, 2010 and 2011 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. There were increases in the valuation allowance during the years ended December 31, 2009, 2010 and 2011 of $2.6 million, $2.1 million and $2.2 million. The increase in the valuation allowance for the year ended December 31, 2010 includes the valuation allowance for the acquired net operating loss from Movity.

As of December 31, 2011, the Company had federal and state net operating loss carry forwards of $29.7 million and $24.9 million. The federal net operating loss carry forward will expire at various dates beginning in 2025, if not utilized. The state net operating loss carry forward will expire at various dates beginning in 2015, if not utilized.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

As of December 31, 2010 and 2011, the Company had federal technology and development credit carry forward of $15,000. The general business credit will expire beginning in 2025, if not utilized.

Uncertain Tax Positions

The Company adopted authoritative guidance under ASC 740 on January 1, 2007, which clarifies the accounting for uncertainty in tax positions recognized in the financial statements. The Company has not been audited by the Internal Revenue Service or any state tax authority. The Company is subject to taxation in the U.S. and various states. Due to the Company’s net losses, substantially all of its federal and state income tax returns since inception are still subject to audit.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,
	2009	2010	2011
Unrecognized tax benefits, beginning of period	$108	$110	$337
Gross increases - tax position in prior period	—	—	—
Gross decrease - tax position in prior period	—	—	—
Gross increases - current period tax positions	2	227	138
Lapse of statute of limitations	—	—	—

Unrecognized tax benefits, end of period	$110	$337	$475

If the $475,000 of unrecognized income tax benefits is recognized, there would be no impact to the effective tax rate as any change will fully offset the valuation allowance.

The Company does not have any additional tax positions that are expected to significantly increase or decrease within twelve months of the year ended December 31, 2011.

13.	Employee Benefit Plan

The Company has a defined contribution 401(k) retirement plan covering all employees who have met certain eligibility requirements. Eligible employees may contribute pretax compensation up to the maximum amount allowable under Internal Revenue Service limitations. Employee contributions and earnings thereon vest immediately. The Company matches up to 3% of the employee’s contributions. The Company’s expense related to its benefit plan during the years ended December 31, 2009, 2010 and 2011 and three months ended March 31, 2011 and 2012 was $143,000, $192,000, $388,000, $76,000 and $157,000.

14.	Subsequent Events

The Company has evaluated subsequent events through May 30, 2012, the date the financial statements were issued.

* * * * * *

             Shares

Common Stock

J.P. Morgan	Deutsche Bank Securities

RBC Capital Markets	Needham & Company	William Blair

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2009, we made sales of the following unregistered securities:

•

We granted to our employees, consultants and other service providers options to purchase an aggregate of 9,118,371 shares of common stock under our 2005 Plan at exercise prices ranging from $1.18 to $4.44 per share.

•

We granted to certain of our executive officers and directors options to purchase an aggregate of 4,764,498 shares of common stock under our 2005 Plan at exercise prices ranging from $1.43 to $4.44 per share.

•	In September 2011, we issued a warrant to purchase up to 362,883 shares of our Series D Preferred Stock to an accredited investor at an exercise price of $2.82 per share.

•	In February 2011, we issued a warrant to purchase 133,940 shares of our common stock to an accredited investor at an exercise price of $1.43 per share.

We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about Trulia.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1+	Fifth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2+	Certificate of Amendment of the Fifth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.3+	Second Certificate of Amendment of the Fifth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect immediately prior to the completion of this offering.

3.5+	Bylaws of the Registrant, as currently in effect.

3.6+	Bylaws Amendment of the Registrant, as currently in effect.

3.7*	Form of Amended and Restated Bylaws of the Registrant to be adopted immediately prior to the completion of this offering.

4.1*	Form of common stock certificate of the Registrant.

4.2+	Warrant to purchase shares of the common stock of the Registrant issued to AKA Search LLC, dated February 14, 2011.

4.3	Warrant to purchase shares of the preferred stock of the Registrant issued to Hercules Technology Growth Capital, Inc., dated September 15, 2011.

4.4+	Third Amended and Restated Investor Rights Agreement, dated May 8, 2008, by and among the Registrant and certain of its stockholders.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1*	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.

10.2+	Trulia, Inc. 2005 Stock Incentive Plan, as amended, and form of Stock Option Agreement and form of Stock Option Grant Notice thereunder.

10.3*	Trulia, Inc. 2012 Equity Incentive Plan, and form of Stock Option Agreement and form of Stock Option Grant Notice thereunder.

10.4	Trulia, Inc. SMT Bonus Plan.

10.5+	Employment Offer Letter, dated October 17, 2011, between the Registrant and Prashant “Sean” Aggarwal.

10.6+	Employment Offer Letter, dated January 13, 2011, between the Registrant and Paul Levine.

10.7+	Employment Offer Letter, dated October 17, 2011, between the Registrant and Scott Darling.

Exhibit Number	Description
10.8+	Employment Offer Letter, dated December 22, 2006, between the Registrant and Daniele Farnedi.

10.9+	Letter Agreement, dated January 5, 2012, between the Registrant and Gregory Waldorf.

10.10	Letter Agreement, dated May 23, 2012, between the Registrant and Erik Bardman.

10.11+	Transition Agreement and Release, dated March 28, 2012, between the Registrant and Sami Inkinen.

10.12*	Platform Services Agreement, dated June 19, 2012, between the Registrant and Move Sales, Inc.

10.13+	Master Service Agreement, dated June 2, 2008, between the Registrant and Equinix Operating Co., Inc.

10.14+	Lease, dated May 20, 2010, between the Registrant and CWR Holdings LLC and Broad Street San Francisco LLC.

10.15+	Multi-Tenant Office Lease, dated January 24, 2011, between the Registrant and LBA Realty Fund II—WBP III, LLC.

10.16	Loan and Security Agreement, dated September 15, 2011, between the Registrant and Hercules Technology Growth Capital, Inc., as amended.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-5 of this Registration Statement on Form S-1).

*	To be submitted by amendment.
+	Previously submitted.

(b)	Financial Statement Schedules.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(Unaudited)
	(In thousands)
Allowance for Doubtful Accounts:
Beginning balance	$45	$85	$104	$104	$80
Charged to costs and expenses	94	82	176	17	21
Bad debt write-offs	(54)	(63)	(200)	(16)	(47)

Ending balance	$85	$104	$80	$105	$54

All other schedules have been omitted because they are not required, not applicable, or the required information is otherwise included.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on July     , 2012.

TRULIA, INC.

By:
Peter Flint
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter Flint, Prashant “Sean” Aggarwal and Scott Darling, and each of them, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Trulia, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	July , 2012
Peter Flint

	Chief Financial Officer (Principal Accounting and Financial Officer)	July , 2012
Prashant “Sean” Aggarwal

Erik Bardman	Director	July , 2012

Sami Inkinen	Director	July , 2012

Robert Moles	Director	July , 2012

Theresia Gouw Ranzetta	Director	July , 2012

Gregory Waldorf	Director	July , 2012

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1+	Fifth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2+	Certificate of Amendment of the Fifth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.3+	Second Certificate of Amendment of the Fifth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect immediately prior to the completion of this offering.

3.5+	Bylaws of the Registrant, as currently in effect.

3.6+	Bylaws Amendment of the Registrant, as currently in effect.

3.7*	Form of Amended and Restated Bylaws of the Registrant to be adopted immediately prior to the completion of this offering.

4.1*	Form of common stock certificate of the Registrant.

4.2+	Warrant to purchase shares of the common stock of the Registrant issued to AKA Search LLC, dated February 14, 2011.

4.3	Warrant to purchase shares of the preferred stock of the Registrant issued to Hercules Technology Growth Capital, Inc., dated September 15, 2011.

4.4+	Third Amended and Restated Investor Rights Agreement, dated May 8, 2008, by and among the Registrant and certain of its stockholders.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1*	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.

10.2+	Trulia, Inc. 2005 Stock Incentive Plan, as amended, and form of Stock Option Agreement and form of Stock Option Grant Notice thereunder.

10.3*	Trulia, Inc. 2012 Equity Incentive Plan, and form of Stock Option Agreement and form of Stock Option Grant Notice thereunder.

10.4	Trulia, Inc. SMT Bonus Plan.

10.5+	Employment Offer Letter, dated October 17, 2011, between the Registrant and Prashant “Sean” Aggarwal.

10.6+	Employment Offer Letter, dated January 13, 2011, between the Registrant and Paul Levine.

10.7+	Employment Offer Letter, dated October 17, 2011, between the Registrant and Scott Darling.

10.8+	Employment Offer Letter, dated December 22, 2006, between the Registrant and Daniele Farnedi.

10.9+	Letter Agreement, dated January 5, 2012, between the Registrant and Gregory Waldorf.

10.10	Letter Agreement, dated May 23, 2012, between the Registrant and Erik Bardman.

10.11+	Transition Agreement and Release, dated March 28, 2012, between the Registrant and Sami Inkinen.

10.12*	Platform Services Agreement, dated June 19, 2012, between the Registrant and Move Sales, Inc.

Exhibit Number	Description
10.13+	Master Service Agreement, dated June 2, 2008, between the Registrant and Equinix Operating Co., Inc.

10.14+	Lease, dated May 20, 2010, between the Registrant and CWR Holdings LLC and Broad Street San Francisco LLC.

10.15+	Multi-Tenant Office Lease, dated January 24, 2011, between the Registrant and LBA Realty Fund II—WBP III, LLC.

10.16	Loan and Security Agreement, dated September 15, 2011, between the Registrant and Hercules Technology Growth Capital, Inc., as amended.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-5 of this Registration Statement on Form S-1).

*	To be submitted by amendment.
+	Previously submitted.

Exhibit 4.3

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EF’F’ECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL (WHICH MAY BE INHOUSE COUNSEL) REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS.

WARRANT AGREEMENT

To Purchase Shares of the Preferred Stock of

TRULIA, INC.

Dated as of September 15, 2011 (the “Effective Date”)

WHEREAS, Trulia, Inc., a Delaware corporation (the “Company”), has entered into a Loan and Security Agreement of even date herewith (the “Loan Agreement”) with Hercules Technology Growth Capital, Inc., a Delaware corporation (the “Warrantholder”);

WHEREAS, the Company desires to grant to Warrantholder, in consideration for, among other things, the financial accommodations provided for in the Loan Agreement, the right to purchase shares of Preferred Stock (defined below) pursuant to this Warrant Agreement (this “Agreement”);

NOW, THEREFORE, in consideration of the Warrantholder executing and delivering the Loan Agreement and providing the financial accommodations contemplated therein, and in consideration of the mutual covenants and agreements contained herein, the Company and Warrantholder agree as follows:

SECTION 1. GRANT OF THE RIGHT TO PURCHASE PREFERRED STOCK.

For value received, the Company hereby grants to the Warrantholder, and the Warrantholder is entitled, upon the terms and subject to the conditions hereinafter set forth, to subscribe for and purchase, from the Company, up to the aggregate number of shares of fully paid and non-assessable shares of the Preferred Stock as is equal to the quotient derived by dividing (a) $1,025,000 by (b) the Exercise Price (as defined below), rounded down to the nearest whole share, in accordance with the schedule set forth below (the “Warrant Shares”):

(i) Closing Date. The aggregate number of shares of Preferred Stock that the Warrantholder may initially subscribe for and purchase under this Agreement shall equal to the quotient derived by dividing (a) $268,750 by (b) the Exercise Price.

(ii) Future Term Loan B Advances. When the Company borrows Term Loan B Advances (as defined in and pursuant to the Loan Agreement) in excess of $1,250,000, then the aggregate number of shares of Preferred Stock that the Warrantholder may subscribe for and purchase under this Agreement shall be increased on each applicable Advance Date (at which or following which the Company borrows Term Loan B Advances in excess of $1,250,000 in the aggregate) by an amount equal to the quotient derived by dividing (a) the product of (i) the quotient derived by dividing the amount of the Term Loan B Advances borrowed on the applicable Advance Date (but only to the extent of such amount in excess of the first $1,250,000 of Term Loan B Advances) by $3,750,000, and (ii) $206,250, by (b) the Exercise Price, rounded down to the nearest whole share.

(iii) Future Term Loan C Advances. When the Company borrows Term Loan C Advances (as defined in and pursuant to the Loan Agreement), then the aggregate number of shares of Preferred Stock that the Warrantholder may subscribe for and purchase under this Agreement shall be increased on each applicable Advance Date by an amount equal to the quotient derived by dividing (a) the product of (i) the quotient derived by dividing the amount of the Term Loan C Advances borrowed on the applicable Advance Date by $10,000,000, and (ii) $550,000, by (b) the Exercise Price, rounded down to the nearest whole share.

The number of Warrant Shares and Exercise Price of such Warrant Shares are subject to adjustment as provided in Section 8. As used herein, the following terms shall have the following meanings:

“Act” means the Securities Act of 1933, as amended.

“Charter” means the Company’s Articles of Incorporation, Certificate of Incorporation or other constitutional document, as may be amended from time to time.

“Common Stock” means the Company’s common stock, $0.0001 par value per share;

“Exercise Price” shall mean, at the option of the Warrantholder, the lesser of (a) $2.8246 per share, subject to adjustment pursuant to Section 8, if Preferred Stock means Series D Preferred Stock, and (b) the price per share of Next Round Stock paid by investors in the Next Round, subject to adjustment pursuant Section 8, if Preferred Stock means Next Round Stock.

“Initial Public Offering” means the initial underwritten public offering of the Company’s Common Stock pursuant to a registration statement under the Act, which public offering has been declared effective by the Securities and Exchange Commission (“SEC”);

“Merger Event” means a merger or consolidation involving the Company in which the Company is not the surviving entity, or in which the outstanding shares of the Company’s capital stock are otherwise converted into or exchanged for shares of capital stock of another entity.

“Preferred Stock” means the Series D Preferred Stock of the Company and any other stock into or for which the Series D Preferred Stock may be converted or exchanged, and upon and after the occurrence of an event which results in the automatic or voluntary conversion, redemption or retirement of all (but not less than all) of the outstanding shares of such Preferred Stock, including, without limitation, the consummation of an Initial Public Offering of the Common Stock in which such a conversion occurs, then from and after the date upon which such outstanding shares are so converted, redeemed or retired, “Preferred Stock” shall mean such Common Stock; provided that upon the closing of the sale or issuance by the Company of its next round of preferred stock (“Next Round Stock”), which occurs after the Effective Date but prior to the date that the Company makes its first filing with the SEC for an Initial Public

Offering, to a bona fide investor in a transaction or series of related transactions in which the Company receives aggregate gross proceeds of at least $5,000,000 (“Next Round”), at the option of the Warrantholder, the Preferred Stock shall be of the same class and series as the Next Round Stock.

“Purchase Price” means, with respect to any exercise of this Agreement, an amount equal to the Exercise Price as of the relevant time multiplied by the number of shares of Preferred Stock requested to be exercised under this Agreement pursuant to such exercise.

“Rights Agreement” means the Amended and Restated Investors Rights Agreement dated as of May 8, 2008, 2011, as amended.

SECTION 2. TERM OF THE AGREEMENT.

Except as otherwise provided for herein, the term of this Agreement and the right to purchase Preferred Stock as granted herein (the “Warrant) shall commence on the Effective Date and shall be exercisable for a period ending upon the earlier to occur of (i) ten (10) years from the Effective Date; (ii) five (5) years after the Initial Public Offering; or (iii) the consummation of a Merger Event in which the holders of Preferred Stock receive cash or freely publicly tradeable securities in such transaction with an aggregate value per share of Preferred Stock which is greater than two times the Exercise Price (a “Terminating Merger”).

SECTION 3. EXERCISE OF THE PURCHASE RIGHTS.

(a) Exercise. The purchase rights set forth in this Agreement are exercisable by the Warrantholder, in whole or in part, at any time, or from time to time, prior to the expiration of the term set forth in Section 2, by tendering to the Company at its principal office a notice of exercise in the form attached hereto as Exhibit I (the “Notice of Exercise”), duly completed and executed. Promptly upon receipt of the Notice of Exercise and the payment of the Purchase Price in accordance with the terms set forth below, and in no event later than three (3) days thereafter, the Company shall issue to the Warrantholder a certificate for the number of shares of Preferred Stock purchased and shall execute the acknowledgment of exercise in the form attached hereto as Exhibit II (the “Acknowledgment of Exercise”) indicating the number of shares which remain subject to future purchases, if any.

The Purchase Price may be paid at the Warrantholder’s election either (i) by cash or check, or (ii) by surrender of all or a portion of this Agreement for shares of Preferred Stock to be exercised under this Agreement and, if applicable, an amended Agreement representing the remaining number of shares purchasable hereunder, as determined below (“Net Issuance”). If the Warrantholder elects the Net Issuance method, the Company will issue Preferred Stock in accordance with the following formula:

X = Y(A-B)

             A

Where:	X =	the number of shares of Preferred Stock to be issued to the Warrantholder.

	Y =	the number of shares of Preferred Stock requested to be exercised under this Agreement.

A =	the fair market value of one (1) share of Preferred Stock at the time of issuance of such shares of Preferred Stock.

B =	the Exercise Price.

For purposes of the above calculation, current fair market value of Preferred Stock shall mean with respect to each share of Preferred Stock:

(i) if the exercise is in connection with an Initial Public Offering, and if the Company’s Registration Statement relating to such Initial Public Offering has been declared effective by the SEC, then the fair market value per share shall be the product of (x) the initial “Price to Public” of the Common Stock specified in the final prospectus with respect to the offering and (y) the number of shares of Common Stock into which each share of Preferred Stock is convertible at the time of such exercise;

(ii) if the exercise is after, and not in connection with an Initial Public Offering, and:

(A) if the Common Stock is traded on a securities exchange, the fair market value shall be deemed to be the product of (x) the average of the closing prices over a five (5) day period ending three days before the day the current fair market value of the securities is being determined and (y) the number of shares of Common Stock into which each share of Preferred Stock is convertible at the time of such exercise; or

(B) if the Common Stock is traded over-the-counter, the fair market value shall be deemed to be the product of (x) the average of the closing bid and asked prices quoted on the NASDAQ system (or similar system) over the five (5) day period ending three days before the day the current fair market value of the securities is being determined and (y) the number of shares of Common Stock into which each share of Preferred Stock is convertible at the time of such exercise;

(iii) if at any time the Common Stock is not listed on any securities exchange or quoted in the NASDAQ National Market or the over-the-counter market, the current fair market value of Preferred Stock shall be the product of (x) the highest price per share which the Company could obtain from a willing buyer (not a current employee or director) for shares of Common Stock sold by the Company, from authorized but unissued shares, as determined in good faith by its Board of Directors and (y) the number of shares of Common Stock into which each share of Preferred Stock is convertible at the time of such exercise, unless the Company shall become subject to a Merger Event, in which case the fair market value of Preferred Stock shall be deemed to be the per share value received by the holders of the Company’s Preferred Stock on a common equivalent basis pursuant to such Merger Event.

Upon partial exercise by either cash or Net Issuance, the Company shall promptly issue an amended Agreement representing the remaining number of shares purchasable hereunder. All other terms and conditions of such amended Agreement shall be identical to those contained herein, including, but not limited to the Effective Date hereof.

(b) Exercise Prior to Expiration. To the extent this Agreement is not previously exercised as to all Preferred Stock that the holder has a right to exercise as of the date of the expiration of this Warrant, and if the fair market value of one share of the Preferred Stock is greater than the Exercise Price then in effect, this Agreement shall be deemed automatically exercised pursuant to Section 3(a) (even if not surrendered) immediately before its expiration for all remaining shares of Preferred Stock that are entitled to be exercised as of the date of expiration. For purposes of such automatic exercise, the fair market value of one share of the Preferred Stock upon such expiration shall be determined pursuant to Section 3(a). To the extent this Agreement or any portion thereof is deemed automatically exercised pursuant to this Section 3(b), the Company agrees to promptly notify the Warrantholder of the number of shares of Preferred Stock, if any, the Warrantholder is to receive by reason of such automatic exercise.

SECTION 4. RESERVATION OF SHARES.

During the term of this Agreement, the Company will at all times have authorized and reserved a sufficient number of shares of its Series D Preferred Stock or Next Round Stock, if issued, to provide for the exercise of the rights to purchase Series D Preferred Stock, or Next Round Stock, if issued, as provided for herein, and shall have authorized and reserved a sufficient number of shares of its Common Stock to provide for the conversion of the shares of Series D Preferred Stock or Next Round Stock, if issued, available hereunder.

SECTION 5. NO FRACTIONAL SHARES OR SCRIP.

No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Agreement, but in lieu of such fractional shares the Company shall make a cash payment therefor upon the basis of the Exercise Price then in effect.

SECTION 6. NO RIGHTS AS SHAREHOLDER/STOCKHOLDER.

This Agreement does not entitle the Warrantholder to any voting rights or other rights as a shareholder/stockholder of the Company prior to the exercise of this Agreement.

SECTION 7. WARRANTHOLDER REGISTRY.

The Company shall maintain a registry showing the name and address of the registered holder of this Agreement. Warrantholder’s initial address, for purposes of such registry, is set forth in Section 12(g) below. Warrantholder may change such address by giving written notice of such changed address to the Company.

SECTION 8. ADJUSTMENT RIGHTS.

The Exercise Price and the number of shares of Preferred Stock purchasable hereunder are subject to adjustment, as follows:

(a) Merger Event. The Company shall give Warrantholder written notice at least twenty (20) days prior to the closing of any proposed Merger Event. If at any time there shall be a Merger Event (other than a Terminating Merger), then, upon the closing thereof, the successor or surviving entity shall assume the obligations of this Agreement and lawful provision shall be made so that the Warrantholder shall thereafter be entitled to receive, upon exercise of this Agreement, the number of shares of capital stock or other securities or property of the successor corporation resulting from such Merger Event that would have been issuable if

Warrantholder had exercised this Agreement immediately prior to such Merger Event. In any such case, appropriate adjustment (as determined in good faith by the Company’s Board of Directors) shall be made in the application of the provisions of this Agreement with respect to the rights and interests of the Warrantholder after such Merger Event to the end that the provisions of this Agreement (including adjustments of the Exercise Price and number of shares of Preferred Stock purchasable) shall be applicable in their entirety, and to the greatest extent possible. In connection with any Merger Event and upon Warrantholder’s written election to the Company, the Company shall cause this Agreement to be exchanged for the consideration that Warrantholder would have received if Warrantholder chose to exercise its right to have shares issued pursuant to the Net Issuance provisions of this Agreement without actually exercising such right, acquiring such shares and exchanging such shares for such consideration.

(b) Reclassification of Shares. Except as set forth in Section 8(a), if the Company at any time after the date of this Agreement shall, by combination, reclassification, exchange or subdivision of securities or otherwise, change any of the securities as to which purchase rights under this Agreement exist into the same or a different number of securities of any other class or classes, this Agreement shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Agreement immediately prior to such combination, reclassification, exchange, subdivision or other change.

(c) Subdivision or Combination of Shares. If the Company at any time after the date of this Agreement shall combine or subdivide its Preferred Stock, (i) in the case of a subdivision, the Exercise Price shall be proportionately decreased, and the number of shares of Preferred Stock issuable upon exercise of this Agreement shall be proportionately increased, or (ii) in the case of a combination, the Exercise Price shall be proportionately increased, and the number of shares of Preferred Stock issuable upon the exercise of this Agreement shall be proportionately decreased.

(d) Stock Dividends. If the Company at any time while this Agreement is outstanding and unexpired shall:

(i) pay a dividend with respect to the Preferred Stock payable in Preferred Stock, then the Exercise Price shall be adjusted, from and after the date of determination of stockholders entitled to receive such dividend or distribution, to that price determined by multiplying the Exercise Price in effect immediately prior to such date of determination by a fraction (A) the numerator of which shall be the total number of shares of Preferred Stock outstanding immediately prior to such dividend or distribution, and (B) the denominator of which shall be the total number of shares of Preferred Stock outstanding immediately after such dividend or distribution; or

(ii) make any other distribution with respect to Preferred Stock (or stock into which the Preferred Stock is convertible), except any distribution specifically provided for in any other clause of this Section 8, then, in each such case, provision shall be made by the Company such that the Warrantholder shall receive upon exercise or conversion of this Agreement a proportionate share of any such distribution as though it were the holder of the Preferred Stock (or other stock for which the Preferred Stock is convertible) as of the record date fixed for the determination of the stockholders of the Company entitled to receive such distribution.

(e) Antidilution Rights. Additional antidilution rights applicable to the Preferred Stock purchasable hereunder are as set forth in the Company’s Charter and shall be applicable with respect to the Preferred Stock issuable hereunder. The Company shall promptly provide the Warrantholder with any restatement, amendment, modification or waiver of the Charter; provided, that no such amendment, modification or waiver shall impair or reduce the antidilution rights applicable to the Preferred Stock as of the date hereof unless such amendment, modification or waiver affects the rights of Warrantholder with respect to the Preferred Stock in the same manner as it affects all other holders of Preferred Stock. The Company shall provide Warrantholder with prior written notice of any issuance of its stock or other equity security to occur after the Effective Date of this Agreement if the issuance of such stock would result in an anti-dilution adjustment to the Preferred Stock under the Company Charter, which notice shall include (a) the price at which such stock or security is to be sold, (b) the number of shares to be issued, and (c) such other information as necessary for Warrantholder to determine if a dilutive event has occurred. For the avoidance of doubt, there shall be no duplicate anti-dilution adjustment pursuant to this subsection (e), the forgoing subsection (d) and the Company’s Charter.

(f) Notice of Adjustments. If: (i) the Company shall declare any dividend or distribution upon its stock, whether in stock, cash, property or other securities (assuming Warrantholder consents to a dividend involving cash, property or other securities); (ii) the Company shall offer for subscription prorata to the holders of any class of its Preferred Stock or other convertible stock any additional shares of stock of any class or other rights; (iii) there shall be any Merger Event; (iv) there shall be an Initial Public Offering; (v) the Company shall sell, lease, license or otherwise transfer all or substantially all of its assets; or (vi) there shall be any voluntary dissolution, liquidation or winding up of the Company; then, in connection with each such event, the Company shall send to the Warrantholder: (A) at least twenty (20) days’ prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution, subscription rights (specifying the date on which the holders of Preferred Stock shall be entitled thereto) or for determining rights to vote in respect of such Merger Event, dissolution, liquidation or winding up; (B) in the case of any such Merger Event, sale, lease, license or other transfer of all or substantially all assets, dissolution, liquidation or winding up, at least twenty (20) days’ prior written notice of the date when the same shall take place (and specifying the date on which the holders of Preferred Stock shall be entitled to exchange their Preferred Stock for securities or other property deliverable upon such Merger Event, dissolution, liquidation or winding up); and (C) in the case of an Initial Public Offering, the Company shall give the Warrantholder at least twenty (20) days’ written notice prior to the effective date thereof.

Each such written notice shall set forth, in reasonable detail, (i) the event requiring the notice, and (ii) if any adjustment is required to be made, (A) the amount of such adjustment, (B) the method by which such adjustment was calculated, (C) the adjusted Exercise Price (if the Exercise Price has been adjusted), and (D) the number of shares subject to purchase hereunder after giving effect to such adjustment, and shall be given by first class mail, postage prepaid, or by reputable overnight courier with all charges prepaid, addressed to the Warrantholder at the address for Warrantholder set forth in the registry referred to in Section 7.

(g) Timely Notice. Failure to timely provide such notice required by subsection (f) above shall entitle Warrantholder to retain the benefit of the applicable notice period notwithstanding anything to the contrary contained in any insufficient notice received by Warrantholder. For purposes of this subsection (g), and notwithstanding anything to the contrary in Section 12(g), the notice period shall begin on the date Warrantholder actually receives a written notice containing all the information required to be provided in such subsection (f). ,

SECTION 9. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.

(a) Reservation of Preferred Stock. The Series D Preferred Stock or Next Round Stock, if issued, issuable upon exercise of the Warrantholder’s rights has been duly and validly reserved and, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and non-assessable, and will be free of any taxes, liens, charges or encumbrances of any nature whatsoever; provided, that the Series D Preferred Stock or Next Round Stock, if issued, issuable pursuant to this Agreement may be subject to restrictions on transfer under state and/or federal securities laws. The Company has made available to the Warrantholder true, correct and complete copies of its Charter and current bylaws. The issuance of certificates for shares of Preferred Stock upon exercise of this Agreement shall be made without charge to the Warrantholder for any issuance tax in respect thereof, or other cost incurred by the Company in connection with such exercise and the related issuance of shares of Preferred Stock; provided, that the Company shall not be required to pay any tax which may be payable in respect of any transfer and the issuance and delivery of any certificate in a name other than that of the Warrantholder.

(b) Due Authority. The execution and delivery by the Company of this Agreement and the performance of all obligations of the Company hereunder, including the issuance to Warrantholder of the right to acquire the shares of Preferred Stock and the Common Stock into which it may be converted, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement: (1) does not violate the Company’s Charter or current bylaws; (2) does not contravene any law or governmental rule, regulation or order applicable to it; and (3) does not and will not contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument to which it is a party or by which it is bound. This Agreement constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms.

(c) Consents and Approvals. No consent or approval of, giving of notice to, registration with, or taking of any other action in respect of any state, federal or other governmental authority or agency is required with respect to the execution, delivery and performance by the Company of its obligations under this Agreement, except for the filing of notices pursuant to Regulation D under the Act and any filing required by applicable state securities law, which filings will be effective by the time required thereby.

(d) Issued Securities. All issued and outstanding shares of Common Stock, Preferred Stock or any other securities of the Company have been duly authorized and validly issued and are fully paid and nonassessable. All outstanding shares of Common Stock, Preferred Stock and any other securities were issued in full compliance with all federal and state securities laws. In addition, as of the date immediately preceding the date of this Agreement:

(i) The authorized capital of the Company consists of (A) 77,200,000 shares of Common Stock, of which 20,434,500 shares are issued and outstanding, (B) 10,699,533 shares of Series A Preferred Stock, of which 10,699,533 shares are issued and outstanding and are convertible into 10,699,533 shares of Common Stock, (C) 16,442,307 shares of Series B Preferred Stock, of which 16,442,307 shares are issued and outstanding and are convertible into

16,442,307 shares of Common Stock, (D) 10,030,761 shares of Series C Preferred Stock, of which 10,030,761 shares are issued and outstanding and are convertible into 10,030,761 shares of Common Stock, and (E) 5,725,000 shares of Series D Preferred Stock, of which 5,311,743 shares are issued and outstanding and are convertible into 5,311,743 shares of Common Stock.

(ii) The Company has reserved 12,094,843 shares of Common Stock for issuance under its Stock Option Plan(s), under which 8,254,474 options are outstanding. There are no other options, warrants, conversion privileges or other rights presently outstanding to purchase or otherwise acquire any authorized but unissued shares of the Company’s capital stock or other securities of the Company other than the warrant issued to AKA Search LLC for 133,940 shares of Common Stock, dated February 14, 2011. The Company has no outstanding loans to any employee, officer or director of the Company, and the Company agrees not to enter into any such loan or otherwise guarantee the payment of any loan made to an employee, officer or director by a third party.

(iii) Except as set forth in the Rights Agreement, in accordance with the Company’s Charter, no stockholder of the Company has preemptive rights to purchase new issuances of the Company’s capital stock.

(e) Other Commitments to Register Securities. Except as set forth in this Agreement and the Rights Agreement, the Company is not, pursuant to the terms of any other agreement currently in existence, under any obligation to register under the Act any of its presently outstanding securities or any of its securities which may hereafter be issued.

(f) Exempt Transaction. Subject to the accuracy of the Warrantholder’s representations in Section 10, the issuance of the Preferred Stock upon exercise of this Agreement, and the issuance of the Common Stock upon conversion of the Preferred Stock, will each constitute a transaction exempt from (i) the registration requirements of Section 5 of the Act, in reliance upon Section 4(2) thereof, and (ii) the qualification requirements of the applicable state securities laws.

(g) Compliance with Rule 144. If the Warrantholder proposes to sell Preferred Stock issuable upon the exercise of this Agreement, or the Common Stock into which it is convertible, in compliance with Rule 144 promulgated by the SEC, then, if the Company is then a reporting company under the Act, upon Warrantholder’s written request to the Company, the Company shall furnish to the Warrantholder, within ten days after receipt of such request, a written statement setting forth whether the Company is in compliance with the filing requirements of the SEC as required by Rule 144, as such Rule 144 may be amended from time to time.

(h) Information Rights. Subject to limitations imposed by applicable securities laws, during the term of this Warrant, Warrantholder shall be entitled to the information rights (a) afforded to other shareholders, (b) within 150 days after the end of each fiscal year, the consolidated and consolidating balance sheets of the Company and its Subsidiaries as at the end of such fiscal year and the related consolidated (and with respect to statements of income, consolidating) statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries for such fiscal year, certified by an independent public accountant of the Company as required under Section 7.1(c) of the Loan Agreement, (c) those information rights set forth in the Rights Agreement granted Significant Holders (as defined in the Rights Agreement) to the extent not terminated; (d) within 60 days after the end of each quarter of each fiscal year, the balance sheets of the Company as at the end of such quarter and the related (and with respect to statements of income) statements of income, stockholders’ equity and cash flows of the Company for such quarter and for the period from the beginning of the then current fiscal year to the end of such quarter; and (e) within 30 days after the end of each quarter of each fiscal year, a capitalization table.

SECTION 10. REPRESENTATIONS AND COVENANTS OF THE WARRANTHOLDER.

This Agreement has been entered into by the Company in reliance upon the following representations and covenants of the Warrantholder:

(a) Investment Purpose. The right to acquire Preferred Stock or the Preferred Stock issuable upon exercise of the Warrantholder’s rights contained herein will be acquired for investment and not with a view to the sale or distribution of any part thereof, and the Warrantholder has no present intention of selling or engaging in any public distribution of the same except pursuant to a registration or exemption.

(b) Private Issue. The Warrantholder understands (i) that the Preferred Stock issuable upon exercise of this Agreement is not registered under the Act or qualified under applicable state securities laws on the ground that the issuance contemplated by this Agreement will be exempt from the registration and qualifications requirements thereof, and (ii) that the Company’s reliance on such exemption is predicated on the representations set forth in this Section 10.

(c) Disposition of Warrantholder’s Rights. In no event will the Warrantholder make a disposition of any of its (a) rights to acquire Preferred Stock under this Agreement, or (b) the Preferred Stock issuable upon exercise of such rights, unless and until (i) it shall have notified the Company of the proposed disposition, and (ii) if requested by the Company, it shall have furnished the Company with an opinion of counsel (which may be an opinion of inhouse counsel) reasonably satisfactory to the Company to the effect that (A) appropriate action necessary for compliance with the 33 Act has been taken, or (B) an exemption from the registration requirements of the 33 Act is available. The foregoing notice provisions shall expire as to any particular share of Preferred Stock when (1) such security shall have been effectively registered under the 33 Act and sold by the holder thereof in accordance with such registration or (2) such security shall have been sold without registration in compliance with Rule 144 under the 33 Act, or (3) a letter shall have been issued to the Warrantholder at its request by the staff of the SEC or a ruling shall have been issued to the Warrantholder at its request by the SEC stating that no action shall be recommended by the SEC or taken by the SEC, as the case may be, if such security is transferred without registration under the 33 Act in accordance with the conditions set forth in such letter or ruling and such letter or ruling specifies that no subsequent restrictions on transfer are required. Whenever the restrictions imposed hereunder shall terminate, as hereinabove provided, the Warrantholder or holder of a share of Preferred Stock then outstanding as to which such restrictions have terminated shall be entitled to receive from the Company, without expense to such holder, one or more new certificates for this Agreement or for such shares of Preferred Stock not bearing any restrictive legend.

(d) Financial Risk. The Warrantholder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, and has the ability to bear the economic risks of its investment.

(e) Risk of No Registration. The Warrantholder understands that if the Company does not register with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934 (the “1934 Act”), or file reports pursuant to Section 15(d) of the 1934 Act, or if a registration statement covering the securities under the Act is not in effect when it desires to sell (1) the rights to purchase Preferred Stock pursuant to this Agreement or (ii) the Preferred Stock issuable upon exercise of the right to purchase, it may be required to hold such securities for an indefinite period. The Warrantholder also understands that any sale of (A) its rights hereunder to purchase Preferred Stock or (B) Preferred Stock issued or issuable hereunder which might be made by it in reliance upon Rule 144 under the Act may be made only in accordance with the terms and conditions of that Rule.

(f) Accredited Investor. Warrantholder is an “accredited investor” within the meaning of the Securities and Exchange Rule 501 of Regulation D, as presently in effect.

(g) Legends. The Warrantholder understands that the share certificate(s) evidencing the shares issued hereunder shall be endorsed with legend(s) substantially similar to the following:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL (WHICH MAY BE INHOUSE COUNSEL) REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS.

Any legend required by any applicable state securities laws.

(h) The Warrantholder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company’s Initial Public Offering and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred and eighty (180) days) following the effective date of the registration statement for such offering, if so required by the underwriters of such offering, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by the Warrantholder or are thereafter acquired), or (ii) enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing provisions of this Section 10(h) shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Warrantholder if all officers, directors and one percent (1%) or more stockholders of the Company enter into similar agreements. The underwriters in connection with the Company’s Initial Public Offering are intended third party beneficiaries of this Section 10(h) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Warrant Shares (or any securities into which such Warrant Shares are convertible) (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

SECTION 11. TRANSFERS.

Subject to compliance with applicable federal and state securities laws, this Agreement and all rights hereunder are transferable, in whole or in part, without charge to the holder hereof (except for transfer taxes) upon surrender of this Agreement properly endorsed. Each taker and holder of this Agreement, by taking or holding the same, consents and agrees that this Agreement, when endorsed in blank, shall be deemed negotiable, and that the holder hereof, when this Agreement shall have been so endorsed and its transfer recorded on the Company’s books, shall be treated by the Company and all other persons dealing with this Agreement as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented by this Agreement. The transfer of this Agreement shall be recorded on the books of the Company upon receipt by the Company of a notice of transfer in the form attached hereto as Exhibit III (the “Transfer Notice”), at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. Until the Company receives such Transfer Notice, the Company may treat the registered owner hereof as the owner for all purposes.

SECTION 12. MISCELLANEOUS.

(a) Effective Date. The provisions of this Agreement shall be construed and shall be given effect in all respects as if it had been executed and delivered by the Company on the date hereof. This Agreement shall be binding upon any successors or assigns of the Company.

(b) Remedies. In the event of any default hereunder, the non-defaulting party may proceed to protect and enforce its rights either by suit in equity and/or by action at law, including but not limited to an action for damages as a result of any such default, and/or an action for specific performance for any default where Warrantholder will not have an adequate remedy at law and where damages will not be readily ascertainable. The Company expressly agrees that it shall not oppose an application by the Warrantholder or any other person entitled to the benefit of this Agreement requiring specific performance of any or all provisions hereof or enjoining the Company from continuing to commit any such breach of this Agreement.

(c) No Impairment of Rights. The Company will not, by amendment of its Charter or through any other means, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the Warrantholder against impairment.

(d) Additional Documents. The Company, upon execution of this Agreement, shall provide the Warrantholder with certified resolutions with respect to the representations, warranties and covenants set forth in Sections 9(a) through 9(d), 9(f) and 9(g). The Company shall also supply such other documents as the Warrantholder may from time to time reasonably request.

(e) Attorney’s Fees. In any litigation, arbitration or court proceeding between the Company and the Warrantholder relating hereto, the prevailing party shall be entitled to attorneys’ fees and expenses and all costs of proceedings incurred in enforcing this Agreement. For the purposes of this Section 12(e), attorneys’ fees shall include without limitation fees incurred in connection with the following: (i) contempt proceedings; (ii) discovery; (iii) any motion, proceeding or other activity of any kind in connection with an insolvency proceeding; (iv) garnishment, levy, and debtor and third party examinations; and (v) post judgment motions and proceedings of any kind, including without limitation any activity taken to collect or enforce any judgment.

(f) Severability. In the event any one or more of the provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable valid, legal and enforceable provision, which comes closest to the intention of the parties underlying the invalid, illegal or unenforceable provision.

(g) Notices. Except as otherwise provided herein, any notice, demand, request, consent, approval, declaration, service of process or other communication that is required, contemplated, or permitted under this Agreement or with respect to the subject matter hereof shall be in writing, and shall be deemed to have been validly served, given, delivered, and received upon the earlier of: (i) the day of transmission by facsimile or hand delivery if transmission or delivery occurs on a business day at or before 5:00 pm in the time zone of the recipient, or, if transmission or delivery occurs on a non-business day or after such time, the first business day thereafter, or the first business day after deposit with an overnight express service or overnight mail delivery service; or (ii) the third calendar day after deposit in the United States mails, with proper first class postage prepaid, and shall be addressed to the party to be notified as follows:

If to Warrantholder:

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

Legal Department

Attention: Chief Legal Officer and Manuel Henriquez

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

Facsimile: 650-473-9194

Telephone: 650-289-3060

(i)	If to the Company:

TRULIA, INC.

Attention: Chief Executive Officer

116 New Montgomery Street, Suite 300

San Francisco, CA 94105

Facsimile: (415) 983-2429

Telephone: (415) 648-4358

or to such other address as each party may designate for itself by like notice.

(h) Entire Agreement; Amendments. This Agreement constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof, and supersede and replace in their entirety any prior proposals, term sheets, letters, negotiations or other documents or agreements, whether written or oral, with respect to the subject matter hereof (including Warrantholder’s proposal letter dated August 2, 2011). None of the terms of this Agreement may be amended except by an instrument executed by each of the parties hereto.

(i) Headings. The various headings in this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provisions hereof.

(j) Advice of Counsel. Each of the parties represents to each other party hereto that it has discussed (or had an opportunity to discuss) with its counsel this Agreement and, specifically, the provisions of Sections 12(n), 12(o), 12(p). 12(q) and 12(r).

(k) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(l) No Waiver. No omission or delay by Warrantholder at any time to enforce any right or remedy reserved to it, or to require performance of any of the terms, covenants or provisions hereof by the Company at any time designated, shall be a waiver of any such right or remedy to which Warrantholder is entitled, nor shall it in any way affect the right of Warrantholder to enforce such provisions thereafter.

(m) Survival. All representations and warranties contained in this Agreement or in any document delivered pursuant hereto shall be for the benefit of Warrantholder and shall survive the execution and delivery of this Agreement and the expiration or other termination of this Agreement.

(n) Governing Law. This Agreement have been negotiated and delivered to Warrantholder in the State of California, and shall have been accepted by Warrantholder in the State of California. Delivery of Preferred Stock to Warrantholder by the Company under this Agreement is due in the State of California. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

(o) Consent to Jurisdiction and Venue. All judicial proceedings arising in or under or related to this Agreement may be brought in any state or federal court of competent jurisdiction located in the State of California. By execution and delivery of this Agreement, each party hereto generally and unconditionally: (a) consents to personal jurisdiction in Santa Clara County, State of California; (b) waives any objection as to jurisdiction or venue in Santa Clara County, State of California; (c) agrees not to assert any defense based on lack of jurisdiction or venue in the aforesaid courts; and (d) irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. Service of process on any party hereto in any action arising out of or relating to this Agreement shall be effective if given in accordance with the requirements for notice set forth in Section 12(g), and shall be deemed effective and received as set forth in Section 12(g). Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of either party to bring proceedings in the courts of any other jurisdiction.

(p) Mutual Waiver of Jury Trial. Because disputes arising in connection with complex financial transactions are most quickly and economically resolved by an experienced and expert person and the parties wish applicable state and federal laws to apply (rather than arbitration rules), the parties desire that their disputes be resolved by a judge applying such applicable laws. EACH OF THE COMPANY AND WARRANTHOLDER SPECIFICALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, CROSS-CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR ANY OTHER CLAIM (COLLECTIVELY, “CLAIMS”) ASSERTED BY THE COMPANY AGAINST WARRANTHOLDER OR ITS ASSIGNEE OR BY WARRANTHOLDER OR ITS ASSIGNEE AGAINST THE COMPANY. This waiver extends to all such Claims, including Claims that involve Persons other than the Company and Warrantholder; Claims that arise out of or are in any way connected to the relationship between the Company and Warrantholder; and any Claims for damages, breach of contract, specific performance, or any equitable or legal relief of any kind, arising out of this Agreement.

(q) Arbitration. If the Mutual Waiver of Jury Trial set forth in Section 12(p) is ineffective or unenforceable, the parties agree that all Claims shall be submitted to binding arbitration in accordance with the commercial arbitration rules of JAMS (the “Rules”), such arbitration to occur before one arbitrator, which arbitrator shall be a retired California state judge or a retired Federal court judge. Such proceeding shall be conducted in San Francisco County, California, with California rules of evidence and discovery applicable to such arbitration. The decision of the arbitrator shall be binding on the parties, and shall be final and nonappealable to the maximum extent permitted by law. Any judgement rendered by the arbitrator may be entered in a court of competent jurisdiction and enforced by the prevailing party as a final judgment of such court.

(r) Prearbitration Relief. In the event Claims are to be resolved by arbitration, either party may seek from a court of competent jurisdiction identified in Section 12(o), any prejudgment order, writ or other relief and have such prejudgment order, writ or other relief enforced to the fullest extent permitted by law notwithstanding that all Claims are otherwise subject to resolution by binding arbitration.

(s) Counterparts. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts, and by different parties hereto in separate counterparts, each of which when so delivered shall be deemed an original, but all of which counterparts shall constitute but one and the same instrument.

(t) Specific Performance. The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to Warrantholder by reason of the Company’s failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable by Warrrantholder. If Warrantholder institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that Warrantholder has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by its officers thereunto duly authorized as of the Effective Date.

COMPANY:	TRULIA, INC,

	By:	/s/ Peter Flint
	Title:	CEO
Notice Address: Ann:

Facsimile: (_,)

WARRANTHOLDER:	HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:
	Name:	K. Nicholas Martitsch
	Its:	Associate General Counsel

[Signature page to Warrant Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by its officers thereunto duly authorized as of the Effective Date.

COMPANY:	TRULIA, INC,

By:
Title:
Notice Address: Ann:

Facsimile: (_,)

WARRANTHOLDER:	HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

	By:	/s/ K. Nicholas Martitsch
	Name:	K. Nicholas Martitsch
	Its:	Associate General Counsel

[Signature page to Warrant Agreement]

EXHIBIT I

NOTICE OF EXERCISE

To:

(1)	The undersigned Warrantholder hereby elects to purchase [ ] shares of the Series Preferred Stock of Trulia, Inc., pursuant to the terms of the Agreement dated the [ ] day of [ ] (the “Agreement”) between [ ] and the Warrantholder, and [CASH PAYMENT: tenders herewith payment of the Purchase Price in full, together with all applicable transfer taxes, if any.] [NET ISSUANCE: elects pursuant to Section 3(a) of the Agreement to effect a Net Issuance.]

(2)	Please issue a certificate or certificates representing said shares of Series [ ] Preferred Stock in the name of the undersigned or in such other name as is specified below.

(Name)

(Address)

WARRANTHOLDER:	HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:
	Name:	K. Nicholas Martitsch
	Its:	Associate General Counsel

EXHIBIT II

ACKNOWLEDGMENT OF EXERCISE

The undersigned [                             ], hereby acknowledge receipt of the “Notice of Exercise” from Hercules Technology Growth Capital, Inc. to purchase [                ] shares of the Series [                ] Preferred Stock of Trulia, Inc., pursuant to the terms of the Agreement, and further acknowledges that [                ] shares remain subject to purchase under the terms of the Agreement.

COMPANY:

By:
Title:
Date:

EXHIBIT III

TRANSFER NOTICE

(To transfer or assign the foregoing Agreement execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Agreement and all rights evidenced thereby are hereby transferred and assigned to

(Please Print)

whose address is

Dated:

Holder’s Signature:

Holder’s Address:

Signature Guaranteed:

NOTE: The signature to this Transfer Notice must correspond with the name as it appears on the face of the Agreement, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Agreement.

Exhibit 10.4

TRULIA, INC.

SMT BONUS PLAN

Adopted by the Compensation Committee on March 22, 2012

1. Purposes of the Plan. The Plan is intended to increase shareholder value and the success of the Company by motivating Employees to (a) perform to the best of their abilities, and (b) achieve the Company’s objectives.

2. Definitions.

(a) “Affiliate” means any corporation or other entity (including, but not limited to, partnerships and joint ventures) controlled by the Company.

(b) “Actual Award” means as to any Performance Period, the actual award (if any) payable to a Participant for the Performance Period, subject to the Committee’s authority under Section 3(d) to modify the award.

(c) “Board” means the Board of Directors of the Company.

(d) “Bonus Pool” means the pool of funds available for distribution to Participants. Subject to the terms of the Plan, the Committee establishes the Bonus Pool for each Performance Period.

(e) “Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation promulgated thereunder, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(f) “Committee” means the committee appointed by the Board (pursuant to Section 5) to administer the Plan. Unless and until the Board otherwise determines, the Board’s Compensation Committee will administer the Plan.

(g) “Company” means Trulia, Inc., a Delaware corporation, or any successor thereto.

(h) “Employee” means any executive, officer, or key employee of the Company or of an Affiliate, whether such individual is so employed at the time the Plan is adopted or becomes so employed subsequent to the adoption of the Plan.

(i) “Participant” means as to any Performance Period, an Employee who has been selected by the Committee for participation in the Plan for that Performance Period.

(j) “Performance Period” means the period of time for the measurement of the performance criteria that must be met to receive an Actual Award, as determined by the Committee in its sole discretion. A Performance Period may be divided into one or more shorter periods if, for example, but not by way of limitation, the Committee desires to measure some performance criteria over 12 months and other criteria over 3 months.

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(k) “Plan” means this SMT Bonus Plan, as set forth in this instrument (including any appendix hereto) and as hereafter amended from time to time.

(l) “Target Award” means the target award, at target level of achievement, payable under the Plan to a Participant for the Performance Period, as determined by the Committee in accordance with Section 3(b).

3. Selection of Participants and Determination of Awards.

(a) Selection of Participants. The Committee, in its sole discretion, will select the Employees who will be Participants for any Performance Period. Participation in the Plan is in the sole discretion of the Committee, on a Performance Period by Performance Period basis. Accordingly, an Employee who is a Participant for a given Performance Period in no way is guaranteed or assured of being selected for participation in any subsequent Performance Period or Periods.

(b) Determination of Target Awards. The Committee, in its sole discretion, will establish a Target Award for each Participant, which may be a percentage of a Participant’s annual base salary as of the end of the Performance Period or a fixed dollar amount.

(c) Bonus Pool. Each Performance Period, the Committee, in its sole discretion, will establish a Bonus Pool, which pool may be established before, during or after the applicable Performance Period. Actual Awards will be paid from the Bonus Pool.

(d) Discretion to Modify Awards. Notwithstanding any contrary provision of the Plan, the Committee may, in its sole discretion and at any time, (i) increase, reduce or eliminate a Participant’s Actual Award, and/or (ii) increase, reduce or eliminate the amount allocated to the Bonus Pool. The Actual Award may be below, at or above the Target Award, in the Committee’s discretion. The Committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and will not be required to establish any allocation or weighting with respect to the factors it considers.

(e) Discretion to Determine Criteria. Notwithstanding any contrary provision of the Plan, the Committee will, in its sole discretion, determine the performance goals applicable to any Target Award which may include, without limitation, (i) attainment of research and development milestones, (ii) bookings, (iii) business divestitures and acquisitions, (iv) cash flow, (v) cash position, (vi) contract awards or backlog, (vii) customer renewals, (viii) customer retention rates from an acquired company, business unit or division, (ix) earnings (which may include earnings before interest, taxes, depreciation and amortization, earnings before taxes and net earnings), (x) earnings per share, (xi) expenses, (xii) gross margin, (xiii) growth in stockholder value relative to the moving average of the S&P 500 Index or another index, (xiv) internal rate of return, (xv) inventory turns, (xvi) inventory levels, market share, (xvii) net income, (xviii) net profit, (xix) net sales, (xx) new product development, (xxi) new product invention or innovation, (xxii) number of customers, (xxiii) operating cash flow, (xxiv) operating expenses, (xxv) operating income, (xxvi) operating margin, (xxvii) overhead or other expense

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reduction, (xxviii) product defect measures, (xxix) product release timelines, (xxx) productivity, (xxxi) profit, (xxxii) return on assets, (xxxiii) return on capital, (xxxiv) return on equity, (xxxv) return on investment, (xxxvi) return on sales, (xxxvii) revenue, (xxxviii) revenue growth, (xxxix) sales results, (xl) sales growth, (xli) stock price, (xlii) time to market, (xliii) total stockholder return, (xliv) working capital, and individual objectives such as peer reviews or other subjective or objective criteria. As determined by the Committee, the performance goals may be based on GAAP or Non-GAAP results and any actual results may be adjusted by the Committee for one-time items, unbudgeted or unexpected items and/or payments of Actual Awards under the Plan when determining whether the performance goals have been met. The goals may be on the basis of any factors the Committee determines relevant, and may be on an individual, divisional, business unit or Company-wide basis. The performance goals may differ from Participant to Participant and from award to award. Failure to meet the goals will result in a failure to earn the Target Award, except as provided in Section 3(d).

4. Payment of Awards.

(a) Right to Receive Payment. Each Actual Award will be paid solely from the general assets of the Company. Nothing in this Plan will be construed to create a trust or to establish or evidence any Participant’s claim of any right other than as an unsecured general creditor with respect to any payment to which he or she may be entitled.

(b) Timing of Payment. To be entitled to an Actual Award, a Participant must be employed by the Company or any Affiliate on the date the Actual Award is paid. Accordingly, an Actual Award is not considered earned until paid.

It is the intent that this Plan be exempt from, or comply with, the requirements of Code Section 409A so that none of the payments to be provided hereunder will be subject to the additional tax imposed under Code Section 409A, and any ambiguities herein will be interpreted to so comply.

(c) Form of Payment. Each Actual Award will be paid in cash (or its equivalent) in a single lump sum.

5. Plan Administration.

(a) Committee is the Administrator. The Plan will be administered by the Committee. The Committee will consist of not less than two (2) members of the Board. The members of the Committee will be appointed from time to time by, and serve at the pleasure of, the Board.

(b) Committee Authority. It will be the duty of the Committee to administer the Plan in accordance with the Plan’s provisions. The Committee will have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to (i) determine which Employees will be granted awards, (ii) prescribe the terms and conditions of awards, (iii) interpret the Plan and the awards, (iv) adopt such procedures and subplans as are necessary or appropriate to permit participation in the Plan by Employees who are foreign nationals or employed outside of the United States, (v) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, and (vi) interpret, amend or revoke any such rules.

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(c) Decisions Binding. All determinations and decisions made by the Committee, the Board, and any delegate of the Committee pursuant to the provisions of the Plan will be final, conclusive, and binding on all persons, and will be given the maximum deference permitted by law.

(d) Delegation by Committee. The Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or part of its authority and powers under the Plan to one or more directors and/or officers of the Company.

(e) Indemnification. Each person who is or will have been a member of the Committee will be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any award, and (ii) from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she will give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

6. General Provisions.

(a) Tax Withholding. The Company will withhold all applicable taxes from any Actual Award, including any federal, state and local taxes (including, but not limited to, the Participant’s FICA and SDI obligations).

(b) No Effect on Employment or Service. Nothing in the Plan will interfere with or limit in any way the right of the Company to terminate any Participant’s employment or service at any time, with or without cause. Employment with the Company and its Affiliates is on an at-will basis only. The Company expressly reserves the right, which may be exercised at any time and without regard to when during a Performance Period such exercise occurs, to terminate any individual’s employment with or without cause, and to treat him or her without regard to the effect that such treatment might have upon him or her as a Participant.

(c) Participation. No Employee will have the right to be selected to receive an award under this Plan, or, having been so selected, to be selected to receive a future award.

(d) Successors. All obligations of the Company under the Plan, with respect to awards granted hereunder, will be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

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(e) Nontransferability of Awards. No award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the limited extent provided in Section 6(e). All rights with respect to an award granted to a Participant will be available during his or her lifetime only to the Participant.

7. Amendment, Termination, and Duration.

(a) Amendment, Suspension, or Termination. The Committee, in its sole discretion, may amend or terminate the Plan, or any part thereof, at any time and for any reason. The amendment, suspension or termination of the Plan will not, without the consent of the Participant, alter or impair any rights or obligations under any Actual Award theretofore earned by such Participant. No award may be granted during any period of suspension or after termination of the Plan.

(b) Duration of Plan. The Plan will commence on the date specified herein, and subject to Section 7(a) (regarding the Board’s right to amend or terminate the Plan), will remain in effect until terminated.

8. Legal Construction.

(a) Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also will include the feminine; the plural will include the singular and the singular will include the plural.

(b) Severability. In the event any provision of the Plan will be held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provision had not been included.

(c) Requirements of Law. The granting of awards under the Plan will be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

(d) Governing Law. The Plan and all awards will be construed in accordance with and governed by the laws of the State of California, but without regard to its conflict of law provisions.

(e) Bonus Plan. The Plan is intended to be a “bonus program” as defined under U.S. Department of Labor regulation 2510.3-2(c) and will be construed and administered in accordance with such intention.

(f) Captions. Captions are provided herein for convenience only, and will not serve as a basis for interpretation or construction of the Plan.

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TRULIA, INC.

SMT BONUS PLAN

FY 2012 APPENDIX

The Plan, which is incorporated herein by reference, and this FY 2012 Appendix, including Exhibit A attached hereto, set forth the terms and conditions of the Plan for the 2012 fiscal year of the Company (“Fiscal 2012”). Unless otherwise defined herein, the capitalized terms used but not defined herein shall have the meanings ascribed to them in the Plan.

The Plan shall be implemented into two (2) components for Fiscal 2012: (1) the annual bonus plan (the “Annual Plan”) and (ii) the annual overachievement bonus plan (the “Annual Overachievement Plan”).

1.	General Terms and Conditions That Apply to Both Components for Fiscal 2012

•

All director level and above employees, including directors, senior directors, vice presidents, senior vice presidents and C-level executives, will be Participants for purposes of the Plan for Fiscal 2012.

•	Each Participant’s Target Award will be his or her current bonus opportunity, as set forth in his or her employment offer letter or as otherwise documented by the Company.

•	The Company-level performance goals for Fiscal 2012 shall be revenue and EBITDA (excluding the impact of payments of any Actual Awards) as set forth in Exhibit A.

•	A Participant must be employed by the Company or any Affiliate on the date the Actual Award is paid in order to receive a payment under the Plan.

2.	Annual Plan

•

There shall be no Actual Award paid unless the Company satisfies both of the “minimum” threshold Company performance goals (i.e., both threshold revenue and EBITDA (excluding the impact of payments of any Actual Awards) targets) for FY 2012.

•	The Bonus Pool applicable to the Annual Plan will be calculated in accordance with Exhibit A.

•

The relative weighting with respect to Company performance and individual performance will vary based on level of the Participant, or role of Participant (in the case of sales executives), and be set forth in Exhibit A.

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•

With respect to Company performance goals, the multiplier is capped at 200%. To the extent that achievement of both Company performance goals is between thresholds, then pro-ration will be determined based on revenue.

•

With respect to assessing individual performance, applicable determinations will be made by the Company’s Chief Executive Officer, and in the case of the CEO, by the Compensation Committee. A Participant may be eligible for an individual performance multiplier up to [***]%.

•	An Actual Award payable under the Annual Plan shall in no event exceed [***]% of a Target Award.

3.	Annual Overachievement Bonus

•

If the Company satisfies both of the “high” Company performance goals but less than either of the “maximum” Company performance goals, then a Bonus Pool under the Annual Overachievement Plan will be established equal to $[***].

•	If the Company satisfies both of the “maximum” Company performance, then a Bonus Pool under the Annual Overachievement Plan will be established equal to $[***].

•	Allocations under the Annual Overachievement Plan shall be recommended by the Company’s Chief Executive Officer and approved by the Committee.

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EXHIBIT A

SMT Bonus Plan

SMT Bonus Plan 2012 (revised June 2012)

2012 SMT Bonus Plan

Bonus Weighted Toward Company Performance for more senior managers

Level	Company Performance	Individual Performance*
C-Level	90%	10%
SVP, VP	70%	30%
Sr. Director, Director	50%	50%
Sales Execs	0%	100%

*	Individual Performance Multiplier up to [***]% based on individual performance. Sales Exec Bonus based on individual quotas tied to Company revenue

Company Component Based on Revenue & EBITDA (Illustrative)

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Company Bonus Component Based on Revenue and aEBITDA

Threshold	Revenue		aEBITDA (pre-bonus)		Company Bonus %	Additional Bonus Pool
Minimum	$	[***]	[***]	%	50%		—
Target	$	[***]	[***]	%	100%		—
High	$	[***]	[***]	%	150%		[***]
Maximum	$	[***]	[***]	%	200%	$	[***]

•	Company Bonus Component capped at 200%.

•	Prorate based on revenue if between thresholds

•	aEBITDA measure calculated before bonuses

2012 SMT Bonus Plan

Threshold	Revenue	aEBITDA (pre-bonus)		aEBITDA (pre-bonus)	Total Bonus $M	aEBITDA (post-bonus)*	aEBITDA (post-bonus)*
Minimum	[***]	[***]	%	[***]	0.7	[***]	[***]	%
Target	[***]	[***]	%	[***]	1.4	[***]	[***]	%
High	[***]	[***]	%	[***]	2.6	[***]	[***]	%
Maximum	[***]	[***]	%	[***]	3.8	[***]	[***]	%

*	Calculated Without Target Bonus in aEBITDA (pre-bonus calc)

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Exhibit 10.10

Trulia, Inc. 116 new montgomery street, 300 san francisco, ca 94105 p: 415.648.4358 f: 866.658.4763

May 3, 2012

Erik Bardman

[HOME ADDRESS]

Dear Erik:

On behalf of the Board of Directors (the “Board”) of Trulia, Inc. (the “Company”), we are pleased to inform you that our Board has nominated you for election as a member of our Board and as a chairman of the Board’s Audit Committee.

As you are aware, the Company is a Delaware corporation and therefore your rights and duties as a Board member of the Company are prescribed by Delaware law, our charter documents as well as by the policies established by our Board form time to time. If the Company completes an initial public offering of its common stock, you should anticipate that your duties and responsibilities would increase as a result of being a director of a publically traded company.

From time to time, our Board may establish certain other committees to which it may delegate certain duties. You may be appointed by the Board to serve on additional committees. In addition to committee meetings, which shall be convened as needed, our Board meetings are generally held six to eight times per year at the Company’s offices in San Francisco, California. We would hope that your schedule would permit you to attend all of the meetings of the Board and any committees of which you are a member. In addition, from time to time, there may be telephonic meetings to address special matters.

It is expected that during the term of your Board membership with the Company you will not engage in an other employment, occupation, consulting or other business activity that completes with the business in which the Company is not involved in or becomes involved in during the term of your service to the Company, nor will you engage in any other activities that conflict with your obligations to the Company.

If you decide to join the Board and to serve as chairman of the Audit Committee, it will be recommended at the time of your election as a member of the Board as a chairman of the Audit Committee that the Company grant you an option covering 73,500 shares of common stock in consideration for your service (the “Option”). The Option will be issued pursuant to the terms and conditions of the Company’s 2005 Stock Incentive Plan (the “Plan”) and will have an exercise price equal to the fair market value of the Company’s common stock, as determined by the Board, as of the date of the grant. The option shall vest monthly over a 12-month period with vesting commencing as of the date of your election as a member of the Board. The Option may be “early exercised” and any shares of the Company’s common stock that you acquire upon exercise of your Option will be subject to a right of repurchase that will lapse monthly over a 12-month period from the vesting commencement date. Any unvested portion of the Option will vest in full upon a Company Transaction (as such term is defined in the Plan).

In addition, if the Company completes n initial public offering of its common stock, we anticipate that you would receive a compensation package for your services to the Company as determined by the Board.

The payment of compensation to Board members is subject to many restrictions under applicable law, and a such, you should be aware that the compensation set forth above is subject to future changes and modifications as the Board of its committees may deem necessary or appropriate. In addition, please note that unless otherwise approved by our Board or required under applicable law, directors of our subsidiaries shall not be entitled to any compensation.

Erik Bardman

May 3, 2012

You shall be entitled to reimbursement for reasonable expenses incurred by you in connection with your service to the Company and attendance of Board and committee meetings in accordance with the Company’s established policies.

Please note that nothing in this letter or any agreement granting you equity stock options should be construed to interfere with or otherwise restrict in any way the rights of the Company, its Board or stockholders from removing you from the Board or any committee in accordance with the provisions of applicable law. Furthermore, except as otherwise provided to other non-employee Board members or required by law, the Company does not intend to afford you any rights as an employee, including without limitation, the right to further employment or any other benefits.

We hope that you find the foregoing terms acceptable. You may indicate your agreement with these terms by signing and dating both the enclosed duplicate and original letter and returning them to me. By signing this letter you also represent that the execution and delivery of this agreement and the fulfillment of the terms hereof will not require the consent of another person, constitute a default under or conflict with any agreement or other instrument to which you are bound or a party.

On behalf of the Company it gives us great pleasure to welcome you as a member of our Board. We anticipate your leadership and experience shall make a key contribution to our success at this critical time in our growth and development.

Yours very truly,

/s/ Pete Flint

Pete Flint

Chief Executive Officer

Trulia, Inc.

Acknowledged and agreed to

May 23, 2012

/s/ Erik Bardman
Erik Bardman

Exhibit 10.16

LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT is made and dated as of September 15, 2011 and is entered into by and between TRULIA, INC., a Delaware corporation, and each of its subsidiaries, (hereinafter collectively referred to as the “Borrower”), and HERCULES TECHNOLOGY GROWTH CAPITAL, INC., a Maryland corporation (“Lender”).

RECITALS

A. Borrower has requested Lender to make available to Borrower term loans in an aggregate principal amount of up to Twenty Million ($20,000,000) (the “Maximum Term Loans Amount”); and

B. Lender is willing to make the term loans on the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, Borrower and Lender agree as follows:

SECTION 1. DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Unless otherwise defined herein, the following capitalized terms shall have the following meanings:

“Account Control Agreement(s)” means any agreement entered into by and among the Lender, Borrower and a third party Bank or other institution (including a Securities Intermediary) in which Borrower maintains a Deposit Account or an account holding Investment Property and which grants Lender a perfected first priority security interest in the subject account or accounts.

“ACH Authorization” means the ACH Debit Authorization Agreement in substantially the form of Exhibit H.

“Acquisition” means the purchase or acquisition by Borrower of all or substantially all of any equity interests or capital stock of another Person or all or any substantial portion of the property, assets or line or lines of business of another Person, whether involving a merger or consolidation, asset sale or other similar transaction involving the Borrower or any of its Subsidiaries and such other Person.

“Advance(s)” means the Term Loan A Advance, the Term Loan B Advances, the Term Loan C Advances, and any funds advanced under this Agreement.

“Advance Date” means the funding date of any Advance.

“Advance Request” means a request for an Advance submitted by Borrower to Lender in substantially the form of Exhibit A.

“Agreement” means this Loan and Security Agreement, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof.

“Assignee” has the meaning given to it in Section 11.13.

“Availability Milestone” means the (i) achievement by Borrower for the period from January 1, 2012 through June 30, 2012, of (i) 85% of the planned Revenues set forth for Revenues for the corresponding period in the Borrower’s projections of Revenues delivered to and approved by Lender and attached hereto as Appendix A, and (ii) notification by Borrower to Lender within 30 days of such achievement in a certificate duly executed by Borrower’s Chief Executive Officer or Chief Financial Officer.

“Availability End Date” means August 31, 2012; provided, however if the Availability Milestone occurs, then the “Availability End Date” means December 31, 2012.

“Borrower Products” means all products, software, service offerings, technical data or technology currently being designed, manufactured or sold by Borrower or which Borrower intends to sell, license, or distribute in the future including any products or service offerings under development, collectively, together with all products, software, service offerings, technical data or technology that have been sold, licensed or distributed by Borrower since its incorporation.

“Cash” means all cash and liquid funds.

“Change in Control” means any (i) reorganization, recapitalization, consolidation or merger (or similar transaction or series of related transactions) of Borrower or any Subsidiary, sale or exchange of outstanding shares (or similar transaction or series of related transactions) of Borrower or any Subsidiary in which the holders of Borrower or Subsidiary’s outstanding shares immediately before consummation of such transaction or series of related transactions do not, immediately after consummation of such transaction or series of related transactions, retain shares representing more than fifty percent (50%) of the voting power of the surviving entity of such transaction or series of related transactions (or the parent of such surviving entity if such surviving entity is wholly owned by such parent), in each case without regard to whether Borrower or Subsidiary is the surviving entity, or (ii) sale or issuance by Borrower of new shares of Preferred Stock of Borrower to investors, none of whom are current investors in Borrower, and such new shares of Preferred Stock are senior to all existing Preferred Stock and Common Stock with respect to liquidation preferences, and the aggregate liquidation preference of the new shares of Preferred Stock is more than fifty percent (50%) of the aggregate liquidation preference of all shares of Preferred Stock of Borrower; provided, however, an Initial Public Offering shall not constitute a Change in Control.

“Claims” has the meaning given to it in Section 11.10.

“Closing Date” means the date of this Agreement.

“Collateral” means the property described in Section 3.

“Commitment Fee” means $35,000, which fee has been received by Lender prior to the Closing Date, and shall be deemed fully earned on such date regardless of the early termination of this Agreement; provided that such Commitment Fee shall be credited against the payment of the Facility Charge required to be paid by Borrower at the Closing.

“Confidential Information” has the meaning given to it in Section 11.12.

“Contingent Obligation” means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to (i) any indebtedness, lease, dividend, letter of credit or other obligation of another, including any such obligation directly or indirectly guaranteed, endorsed, co-made or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable; (ii) any obligations with respect to undrawn letters of credit, corporate credit cards or merchant services issued for the account of that Person; and (iii) all obligations arising under any interest rate, currency or commodity swap agreement, interest rate cap agreement, interest rate collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; provided, however, that the term “Contingent Obligation” shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determined amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith; provided, however, that such amount shall not in any event exceed the maximum amount of the obligations under the guarantee or other support arrangement.

“Copyright License” means any written agreement granting any right to use any Copyright or Copyright registration, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

“Copyrights” means all copyrights, whether registered or unregistered, held pursuant to the laws of the United States, any State thereof, or of any other country.

“Deposit Accounts” means any “deposit accounts,” as such term is defined in the UCC, and includes any checking account, savings account, or certificate of deposit.

“Eligible Acquisitions” shall mean any Acquisition by Borrower or any of its Subsidiaries; provided, that any Acquisition requiring Borrower or a Subsidiary to expend cash consideration of $1,500,000 or more shall be subject to the approval of Lender in its sole discretion in order to qualify as an Eligible Acquisition.

“ERISA” is the Employee Retirement Income Security Act of 1974, and its regulations.

“Event of Default” has the meaning given to it in Section 9.

“Facility Charge” means one percent (1%) of the Maximum Term Loans Amount.

“Financial Statements” has the meaning given to it in Section 7.1.

“GAAP” means generally accepted accounting principles in the United States of America, as in effect from time to time.

“Indebtedness” means indebtedness of any kind, including (a) all indebtedness for borrowed money or the deferred purchase price of property or services (excluding trade credit entered into in the ordinary course of business due within sixty (60) days), including reimbursement and other obligations with respect to surety bonds and letters of credit, (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) all capital lease obligations, and (d) all Contingent Obligations.

“Initial Public Offering” means the initial firm commitment underwritten offering of Borrower’s common stock pursuant to a registration statement under the Securities Act of 1933 filed with and declared effective by the Securities and Exchange Commission.

“Insolvency Proceeding” is any proceeding by or against any Person under the United States Bankruptcy Code, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

“Intellectual Property” means all of Borrower’s Copyrights; Trademarks; Patents; Licenses; trade secrets and inventions; mask works; Borrower’s applications therefor and reissues, extensions, or renewals thereof; and Borrower’s goodwill associated with any of the foregoing, together with Borrower’s rights to sue for past, present and future infringement of Intellectual Property and the goodwill associated therewith.

“Intellectual Property Security Agreement” means an Intellectual Property Security Agreement made by Borrower in favor of Lender.

“Interest Only Milestone” means the (i) achievement by Borrower for the period from January 1, 2012 through June 30, 2012, of 90% of the planned Revenues set forth for Revenues for the corresponding period in the Borrower’s Board approved 2012 Business Plan delivered to and approved by Lender, (ii) achievement by Borrower for the period from January 1, 2012 through June 30, 2012, of incurrence of Expenses not in excess of 110% of the planned Expenses set forth for Expenses for the corresponding periods in the Borrower’s Board approved 2012 Business Plan acceptable to Lender, and (iii) notification by Borrower to Lender within 30 days of such achievements in a certificate duly executed by Borrower’s Chief Executive Officer or Chief Financial Officer.

“Interest Only Period” means the interest only period beginning on the Closing Date and ending on September 30, 2012; provided, however if Borrower achieves the Interest Only Milestone, then the Interest Only Period means the period beginning on the Closing Date and ending on March 31, 2013.

“Investment” means any beneficial ownership (including stock, partnership or limited liability company interests) of or in any Person, or any loan, advance or capital contribution to any Person or the acquisition of all, or substantially all, of the assets of another Person.

“Joinder Agreements” means for each Subsidiary, a completed and executed Joinder Agreement in substantially the form attached hereto as Exhibit G.

“Lender” has the meaning given to it in the preamble to this Agreement.

“License” means any Copyright License, Patent License, Trademark License or other license of rights or interests.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment for security, security interest, encumbrance, levy, lien or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, against any property, any conditional sale or other title retention agreement, and any lease in the nature of a security interest.

“Loan” means the Advances made under this Agreement.

“Loan Documents” means this Agreement, the Notes, the ACH Authorization, the Account Control Agreements, the Joinder Agreements, all UCC Financing Statements, the Warrant, the Intellectual Property Security Agreement, and any other documents executed in connection with the Secured Obligations or the transactions contemplated hereby, as the same may from time to time be amended, modified, supplemented or restated.

“Material Adverse Effect” means a material adverse effect upon: (i) the business, operations, properties, assets, or condition (financial or otherwise) of Borrower; or (ii) the ability of Borrower to perform the Secured Obligations in accordance with the terms of the Loan Documents, or the ability of Lender to enforce any of its rights or remedies with respect to the Secured Obligations; or (iii) a material portion of the Collateral or Lender’s Liens on the Collateral or the priority of such Liens.

“Maximum Term Loan A Amount” means Five Million and No/100 Dollars ($5,000,000).

“Maximum Term Loan B Amount” means Five Million and No/100 Dollars ($5,000,000).

“Maximum Term Loan C Amount” means Ten Million and No/100 Dollars ($10,000,000).

“Maximum Term Loans Amount” shall have the meaning assigned to such term in the Recitals.

“Maximum Rate” shall have the meaning assigned to such term in Section 2.4.

“Note(s)” means each of the Term Loan A Term Note, the Term Loan B Note and/or the Term Loan C Note.

“Patent License” means any written agreement granting any right with respect to any invention on which a Patent is in existence or a Patent application is pending, in which agreement Borrower now holds or hereafter acquires any interest.

“Patents” means all letters patent of, or rights corresponding thereto, in the United States or in any other country, all registrations and recordings thereof, and all applications for letters patent of, or rights corresponding thereto, in the United States or any other country.

“Permitted Indebtedness” means: (i) Indebtedness of Borrower in favor of Lender arising under this Agreement or any other Loan Document; (ii) Indebtedness existing on the Closing Date which is disclosed in Schedule 1A; (iii) Indebtedness of up to $500,000 outstanding at any time secured by a lien described in clause (vii) of the defined term “Permitted Liens,” provided such Indebtedness does not exceed the lesser of the cost or fair market value of the Equipment financed with such Indebtedness; (iv) Indebtedness to trade creditors incurred in the ordinary course of business, including Indebtedness incurred in the ordinary course of business with corporate credit cards; (v) Indebtedness that also constitutes a Permitted Investment; (vi) Subordinated Indebtedness; (vii) reimbursement obligations in connection with letters of credit that are secured by cash or cash equivalents and issued on behalf of the Borrower or a Subsidiary thereof in an amount not to exceed $200,000 at any time outstanding, (viii) other Indebtedness in an amount not to exceed $500,000 at any time outstanding, (ix) Indebtedness in an aggregate principal amount not exceeding Five Million ($5,000,000), consisting of a working capital credit facility based on an accounts receivable formula (the “Working Capital Facility”); provided, that such Indebtedness is subject to an intercreditor agreement reasonably satisfactory to Lender; (x) Indebtedness in an aggregate amount not to exceed $1,000,000 constituting settlement arrangements relating to the CIVIX litigation and other litigation disclosed on Schedule 5.5; and (xi) extensions, refinancings and renewals of any items in clauses (i)-(ix) of Permitted Indebtedness and extensions of items in clause (x) of Permitted Indebtedness, provided that the principal amount is not increased or the terms modified to impose materially more burdensome terms upon Borrower or its Subsidiary, as the case may be.

“Permitted Investment” means: (i) Investments existing on the Closing Date which are disclosed in Schedule 1B; (ii) (a) marketable direct obligations issued or unconditionally guaranteed by the United States of America or any agency or any State thereof maturing within one year from the date of acquisition thereof, (b) commercial paper maturing no more than one year from the date of creation thereof and currently having a rating of at least A-2 or P-2 from either Standard & Poor’s Corporation or Moody’s Investors Service, (c) certificates of deposit issued by any bank with assets of at least $500,000,000 maturing no more than one year from the date of investment therein, and (d) money market accounts; (iii) repurchases of stock from former employees, directors, or consultants of Borrower under the terms of applicable repurchase agreements at the original issuance price of such securities in an aggregate amount not to exceed $250,000 in any fiscal year, provided that no Event of Default has occurred, is continuing or would exist after giving effect to the repurchases; (iv) Investments accepted in connection with Permitted Transfers; (v) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of Borrower’s business; (vi) Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not affiliates, in the ordinary course of business, provided that this subparagraph (vi) shall not apply to Investments of Borrower in any Subsidiary; (vii) Investments consisting of loans not involving the net transfer on a substantially contemporaneous basis of cash proceeds to employees, officers or directors relating to the purchase of capital stock of Borrower pursuant to employee stock purchase plans or other similar agreements approved by Borrower’s Board of Directors; (viii) Investments consisting of travel advances in the ordinary course of business; (ix) Investments in newly-formed Subsidiaries organized in the United States, provided that such Subsidiaries enter into a Joinder Agreement promptly after their formation by Borrower and execute such other documents as shall be reasonably requested by Lender; (x) Investments in subsidiaries organized outside of the United States approved in advance in writing by Lender; (xi) joint ventures or strategic alliances in the ordinary course of Borrower’s business consisting of the nonexclusive licensing of technology, the development of technology or the providing of technical support, provided that any cash Investments by Borrower do not exceed $500,000 in the aggregate in any fiscal year; (xii) Eligible Acquisitions; provided that any new Subsidiaries formed as a result of such Eligible Acquisition enter into a Joinder Agreement promptly after such acquisition is consummated and execute such other documents as shall be reasonably requested by Lender; and (xiii) additional Investments that do not exceed $500,000 in the aggregate.

“Permitted Liens” means any and all of the following: (i) Liens in favor of Lender; (ii) Liens existing on the Closing Date which are disclosed in Schedule 1C; (iii) Liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings; provided, that Borrower maintains adequate reserves therefor in accordance with GAAP; (iv) Liens securing claims or demands of materialmen, artisans, mechanics, carriers, warehousemen, landlords and other like Persons arising in the ordinary course of Borrower’s business and imposed without action of such parties; provided, that the payment thereof is not yet required; (v) Liens arising from judgments, decrees or attachments in circumstances which do not constitute an Event of Default hereunder; (vi) the following deposits, to the extent made in the ordinary course of business: deposits under worker’s compensation, unemployment insurance, social security and other similar laws, or to secure the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure indemnity, performance or other similar bonds for the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure statutory obligations (other than liens arising under ERISA or environmental liens) or surety or appeal bonds, or to secure indemnity, performance or other similar bonds; (vii) Liens on Equipment or software or other intellectual property constituting purchase money liens and liens in connection with capital leases securing Indebtedness permitted in clause (iii) of “Permitted Indebtedness”; (viii) Liens incurred in connection with Subordinated Indebtedness; (ix) leasehold interests in leases or subleases and licenses granted in the ordinary course of business and not interfering in any material respect with the business of the licensor; (x) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties that are promptly paid on or before the date they become due; (xi) Liens on insurance proceeds securing the payment of financed insurance premiums that are promptly paid on or before the date they become due (provided that such Liens extend only to such insurance proceeds and not to any other property or assets); (xii) statutory and common law rights of set-off and other similar rights as to deposits of cash and securities in favor of banks, other depository institutions and brokerage firms; (xiii) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business so long as they do not materially impair the value or marketability of the related property; (xiv) Liens on cash or cash equivalents securing obligations permitted under clause (vii) of the definition of Permitted Indebtedness; (xv) Liens securing the Working Capital Facility permitted in clause, (ix) of “Permitted Indebtedness”; provided, that such Liens are subject to an intercreditor agreement that is reasonably satisfactory to Lender; and (xvi) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (i) through (xi) above; provided, that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness being extended, renewed or refinanced (as may have been reduced by any payment thereon) does not increase.

“Permitted Transfers” means (i) sales of Inventory in the normal course of business, (ii) non-exclusive licenses and similar arrangements for the use of Intellectual Property in the ordinary course of business and licenses that could not result in a legal transfer of title of the licensed property but that may be exclusive in respects other than territory and that may be exclusive as to territory only as to discreet geographical areas outside of the United States in the ordinary course of business, or (iii) dispositions of worn-out, obsolete or surplus Equipment at fair market value in the ordinary course of business, and (iv) other transfers of assets having a fair market value of not more than $250,000 in the aggregate in any fiscal year.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, other entity or government.

“Preferred Stock” means at any given time any equity security issued by Borrower that has any rights, preferences or privileges senior to Borrower’s common stock.

“Prepayment Charge” shall have the meaning assigned to such term in Section 2.6.

“Prime Rate” means the prime rate as reported in The Wall Street Journal.

“Receivables” means (i) all of Borrower’s Accounts, Instruments, Documents, Chattel Paper, Supporting Obligations, letters of credit, proceeds of any letter of credit, and Letter of Credit Rights, and (ii) all customer lists, software, and business records related thereto.

“Secured Obligations” means Borrower’s obligations under this Agreement and any Loan Document, including any obligation to pay any amount now owing or later arising.

“Subordinated Indebtedness” means Indebtedness subordinated to the Secured Obligations in amounts and on terms and conditions satisfactory to Lender in its sole discretion.

“Subsequent Financing” means the closing of any Borrower financing which becomes effective after the Closing Date and results in aggregate proceeds to Borrower of at least $5,000,000.

“Subsidiary” means an entity, whether corporate, partnership, limited liability company, joint venture or otherwise, in which Borrower owns or controls 50% or more of the outstanding voting securities, including each entity listed on Schedule 1 hereto.

“Term Loan A Advance” shall have the meaning assigned to such term in Section 2.1(a).

“Term Loan A Interest Rate” means for any day, a per annum rate of interest equal to the greater of either (i) Prime Rate plus 2.75%, and (ii) 6.00%.

“Term Loan A Note” means a Secured Term Loan A Promissory Note in substantially the form of Exhibit B-1.

“Term Loan B Advances” shall have the meaning assigned to such term in Section 2.2(a).

“Term Loan B Interest Rate” means for any day, a per annum rate of interest equal to the greater of either (i) Prime Rate plus 5.50%, and (ii) 8.75%.

“Term Loan B Note” means a Secured Term Loan B Promissory Note in substantially the form of Exhibit B-2.

“Term Loan C Advances” shall have the meaning assigned to such term in Section 2.3(a).

“Term Loan C Interest Rate” means for any day, a per annum rate of interest equal to the greater of either (i) Prime Rate plus 5.50%, and (ii) 8.75%.

“Term Loan C Note” means a Secured Term Loan C Promissory Note in substantially the form of Exhibit B-3.

“Term Loan Maturity Date” means March 1, 2015; provided, however that if the Interest Only Milestone is achieved, then the Term Loan Maturity Date means September 1, 2015.

“Trademark License” means any written agreement granting any right to use any Trademark or Trademark registration, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

“Trademarks” means all trademarks (registered, common law or otherwise) and any applications in connection therewith, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country or any political subdivision thereof.

“UCC” means the Uniform Commercial Code as the same is, from time to time, in effect in the State of California; provided, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, Lender’s Lien on any Collateral is governed by the Uniform Commercial Code as the same is, from time to time, in effect in a jurisdiction other than the State of California, then the term “UCC” shall mean the Uniform Commercial Code as in effect, from time to time, in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions.

“Warrant” means the warrant entered into in connection with the Loan.

Unless otherwise specified, all references in this Agreement or any Annex or Schedule hereto to a “Section,” “subsection,” “Exhibit,” “Annex,” or “Schedule” shall refer to the corresponding Section, subsection, Exhibit, Annex, or Schedule in or to this Agreement. Unless otherwise specifically provided herein, any accounting term used in this Agreement or the other Loan Documents shall have the meaning customarily given such term in accordance with GAAP, and all financial computations hereunder shall be computed in accordance with GAAP, consistently applied. Unless otherwise defined herein or in the other Loan Documents, terms that are used herein or in the other Loan Documents and defined in the UCC shall have the meanings given to them in the UCC.

SECTION 2. THE LOAN

2.1 Term Loan A.

(a) Advances. Subject to the terms and conditions of this Agreement, Lender will make, and Borrower agrees to draw, an Advance of $5,000,000 on the Closing Date (the “Term Loan A Advance”). The proceeds of the Term Loan A Advance shall be used to pay-off Borrower’s existing line of credit with Wells Fargo Bank, N.A. and for other general corporate purposes.

(b) Advance Request. To obtain the Term Loan A Advance, Borrower shall complete, sign and deliver an Advance Request and Term Loan A Note to Lender. Lender shall fund the Term Loan A Advance in the manner requested by the Advance Request provided that each of the conditions precedent to such Term Loan A Advance is satisfied as of the requested Advance Date.

(c) Interest. The principal balance of each Term Loan A Advance shall bear interest thereon from such Advance Date at the Term Loan A Interest Rate based on a year consisting of 360 days, with interest computed daily based on the actual number of days elapsed. The Term Loan A Interest Rate will float and may change as the Prime Rate changes from time to time.

(d) Payment. During the Term Loan A Interest Only Period, Borrower will pay interest on the Term Loan A Advance on the first business day of each month, beginning the month after the Closing Date. Borrower shall repay the aggregate principal balance of the Term Loan A Advances that is outstanding at the end of the Interest Only Period in equal monthly installments of principal and interest beginning the first business day following the expiration of the Interest Only Period and continuing on the first business day of each month thereafter through the Term Loan Maturity Date. The entire remaining principal balance of the Term Loan A Advances outstanding and all accrued but unpaid interest hereunder, shall be due and payable on Term Loan Maturity Date. Borrower shall make all payments under this Agreement without setoff, recoupment or deduction and regardless of any counterclaim or defense. Lender will initiate debit entries to the Borrower’s account as authorized on the ACH Authorization on each payment date of all periodic obligations payable to Lender under each Term Loan A Note or Term Loan A Advance. For the avoidance of doubt, if the Term Loan Maturity Date is March 1, 2015, the aggregate principal balance of the Term Loan A Advance that is outstanding at the end of the Interest Only Period shall be paid in 30 equal monthly installments of principal and interest and if the Term Loan Maturity Date is September 1, 2015, the aggregate principal balance of the Term Loan A Advance that is outstanding at the end of the Interest Only Period shall be paid in 36 equal monthly installments of principal and interest.

2.2 Term Loan B.

(a) Advances. Subject to the terms and conditions of this Agreement, on or after the Closing Date through the Availability End Date, Borrower may request Advances in an aggregate amount of up to $5,000,000 (the “Term Loan B Advances”) in minimum increments of $1,000,000; provided, that Borrower shall request at least $2,500,000 on or before December 31, 2011, The aggregate outstanding Term Loan B Advances may be up to the Maximum Term Loan B Amount.

(b) Advance Request. To obtain a Term Loan B Advance, Borrower shall complete, sign and deliver an Advance Request (at least five business days before the Advance Date) and a Term Loan B Note to Lender. Lender shall fund the Term Loan B Advance in the manner requested by the Advance Request provided that each of the conditions precedent to such Term Loan B Advance is satisfied as of the requested Advance Date.

(c) Interest. The principal balance of each Term Loan B Advance shall bear interest thereon from such Advance Date at the Term Loan B Interest Rate based on a year consisting of 360 days, with interest computed daily based on the actual number of days elapsed. The Term Loan B Interest Rate will float and may change as the Prime Rate changes from time to time.

(d) Payment. During the Term Loan B Interest Only Period, Borrower will pay interest on each Term Loan B Advances on the first business day of each month, beginning the month after the Advance Date. Borrower shall repay the aggregate principal balance of the Term Loan B Advances that is outstanding at the end of the Interest Only Period in equal monthly installments of principal and interest beginning the first business day following the expiration of the Interest Only Period and continuing on the first business day of each month thereafter through the Term Loan Maturity Date. The entire remaining principal balance of the Term Loan B Advances outstanding and all accrued but unpaid interest hereunder, shall be due and payable on Term Loan Maturity Date. Borrower shall make all payments under this Agreement without setoff, recoupment or deduction and regardless of any counterclaim or defense. Lender will initiate debit entries to the Borrower’s account as authorized on the ACH Authorization on each payment date of all periodic obligations payable to Lender under each Term Loan B Note or Term Loan B Advance. For the avoidance of doubt, if the Term Loan Maturity Date is March 1, 2015, the aggregate principal balance of the Term Loan B Advances that is outstanding at the end of the Interest Only Period shall be paid in 30 equal monthly installments of principal and interest and if the Term Loan Maturity Date is September 1, 2015, the aggregate principal balance of the Term Loan B Advances that is outstanding at the end of the Interest Only Period shall be paid in 36 equal monthly installments of principal and interest.

2.3 Term Loan C.

(a) Advances. Subject to the terms and conditions of this Agreement, on or after the Closing Date through the Availability End Date, Borrower may request Advances in an aggregate amount up to $10,000,000 (the “Term Loan C Advances”) in minimum increments of $1,000,000. The aggregate outstanding Term Loan C Advances may be up to the Maximum Term Loan C Amount.

(b) Advance Request. To obtain a Term Loan C Advance, Borrower shall complete, sign and deliver an Advance Request (at least five business days before the Advance Date) and Term Loan C Note to Lender. Lender shall fund the Term Loan C Advance in the manner requested by the Advance Request provided that each of the conditions precedent to such Term Loan C Advance is satisfied as of the requested Advance Date.

(c) Interest. The principal balance of each Term Loan C Advance shall bear interest thereon from such Advance Date at the Term Loan C Interest Rate based on a year consisting of 360 days, with interest computed daily based on the actual number of days elapsed. The Term Loan C Interest Rate will float and may change as the Prime Rate changes from time to time.

(d) Payment. During the Term Loan C Interest Only Period, Borrower will pay interest on each Term Loan C Advance on the first day of each month, beginning the month after the Advance Date. Borrower shall repay the aggregate Term Loan C principal balance that is outstanding at the end of the Interest Only Period in equal monthly installments of principal and interest beginning the first business day following the expiration of the Interest Only Period and continuing on the first business day of each month thereafter through the Term Loan Maturity Date. The entire remaining Term Loan C principal balance and all accrued but unpaid interest hereunder, shall be due and payable on the Term Loan Maturity Date. Borrower shall make all payments under this Agreement without setoff, recoupment or deduction and regardless of any counterclaim or defense. Lender will initiate debit entries to the Borrower’s account as authorized on the ACH Authorization on each payment date of all periodic obligations payable to Lender under each Term Loan C Note or Term Loan C Advance. For the avoidance of doubt, if the Term Loan Maturity Date is March 1, 2015, the aggregate principal balance of the Term Loan C Advances that is outstanding at the end of the Interest Only Period shall be paid in 30 equal monthly installments of principal and interest and if the Term Loan Maturity Date is September 1, 2015, the aggregate principal balance of the Term Loan C Advances that is outstanding at the end of the Interest Only Period shall be paid in 36 equal monthly installments of principal and interest.

2.4 Maximum Interest. Notwithstanding any provision in this Agreement, the Notes, or any other Loan Document, it is the parties’ intent not to contract for, charge or receive interest at a rate per annum that is greater than the maximum rate permissible by law that a court of competent jurisdiction shall deem applicable hereto (which under the laws of the State of California shall be deemed to be the laws relating to permissible rates of interest on commercial loans) (the “Maximum Rate”). If a court of competent jurisdiction shall finally determine that Borrower has actually paid to Lender an amount of interest in excess of the amount that would have been payable if all of the Secured Obligations had at all times borne interest at the Maximum Rate, then such excess interest actually paid by Borrower shall be applied as follows: first, to the payment of principal outstanding on the Notes; second, after all principal is repaid, to the payment of Lender’s accrued interest, costs, expenses, professional fees and any other Secured Obligations; and third, after all Secured Obligations are repaid, the excess (if any) shall be refunded to Borrower.

2.5 Default Interest. In the event any payment is not paid on the scheduled payment date, an amount equal to five percent (5%) of the past due amount shall be payable on demand. In addition, upon the occurrence and during the continuation of an Event of Default hereunder, all Secured Obligations, including principal, interest, compounded interest, and professional fees, shall bear interest at a rate per annum equal to the rate set forth in Section 2.1(c), 2.2(c) or 2.3(c), as applicable, plus five percent (5%) per annum. In the event any interest is not paid when due hereunder, delinquent interest shall be added to principal and shall bear interest on interest, compounded at the rate set forth in Section 2.1(c), 2.2(c), 2.3(c) or Section 2.5, as applicable.

2.6 Prepayment. At its option upon at least 7 business days prior notice to Lender, Borrower may prepay all, but not less than all, of the outstanding Advances by paying the entire principal balance, all accrued and unpaid interest, together with a prepayment charge equal to the following percentage of the Advance amount being prepaid: if such Advance amounts are prepaid in any of the first twelve (12) months following the Closing Date, 3.0%; after the first twelve (12) months but prior to twenty four (24) months, 2.0%; and thereafter, 1.0% (each, a “Prepayment Charge”). Borrower agrees that the Prepayment Charge is a reasonable calculation of Lender’s lost profits in view of the difficulties and impracticality of determining actual damages resulting from an early repayment of the Advances. Borrower shall prepay the outstanding amount of all principal and accrued interest through the prepayment date and the Prepayment Charge upon the occurrence of a Change in Control. The Prepayment Charge shall be eliminated (and Borrower shall have no further obligation to pay any Prepayment Charge) upon the closing of Borrower’s Initial Public Offering.

SECTION 3. SECURITY INTEREST

3.1 As security for the prompt, complete and indefeasible payment when due (whether on the payment dates or otherwise) of all the Secured Obligations, Borrower grants to Lender a security interest in all of Borrower’s personal property now owned or hereafter acquired, including the following (collectively, the “Collateral”): (a) Receivables; (b) Equipment; (c) Fixtures; (d) General Intangibles; (e) Inventory; (f) Investment Property (but excluding thirty-five percent (35%) of the capital stock of any foreign Subsidiary that constitutes a Permitted Investment); (g) Deposit Accounts; (h) Cash; (i) Goods; and other tangible and intangible personal property of Borrower whether now or hereafter owned or existing, leased, consigned by or to, or acquired by, Borrower and wherever located; and, to the extent not otherwise included, all Proceeds of each of the foregoing and all accessions to, substitutions and replacements for, and rents, profits and products of each of the foregoing.

3.2 If Borrower has available unrestricted Cash and marketable securities on hand in a Deposit Account with respect to which Lender has an Account Control Agreement equal to at least the sum of (i) the principal amount of the outstanding Advances, and (ii) $20,000,000, Lender shall release its security interest in Borrower’s Intellectual Property (the “IP Release”); provided, however, that the Collateral shall include all

Accounts and General Intangibles that consist of rights to payment and proceeds from the sale, licensing or disposition of all or any part, or rights in, the Intellectual Property (the “Rights to Payment”). Notwithstanding the foregoing, if a judicial authority (including a U.S. Bankruptcy Court) holds that a security interest in the underlying Intellectual Property is necessary to have a security interest in the Rights to Payment, then the Collateral shall automatically, and effective as of the date of this Agreement, include the Intellectual Property to the extent necessary to permit perfection of Lender’s security interest in the Rights to Payment. Furthermore, notwithstanding the foregoing, if any time after an IP Release, Borrower’s available unrestricted Cash and marketable securities on hand in a Deposit Account with respect to which Lender has an Account Control Agreement is less than the sum of (i) the principal amount of the outstanding Advances, and (ii) $10,000,000, then Borrower shall grant to Lender a security interest in all of Borrower’s Intellectual Property.

3.3 In the event Borrower obtains the Working Capital Facility, Lender agrees to release or subordinate (as necessary) its security interest in Borrower’s Cash and Receivables collateral securing the Working Capital Facility, subject to an intercreditor agreement reasonably satisfactory to Lender.

SECTION 4. CONDITIONS PRECEDENT TO LOAN

The obligations of Lender to make the Loan hereunder are subject to the satisfaction by Borrower of the following conditions:

4.1 Initial Advance. On or prior to the Closing Date, Borrower shall have delivered to Lender the following:

(a) executed originals of the Loan Documents, Account Control Agreements, a legal opinion of Borrower’s counsel, and all other documents and instruments reasonably required by Lender to effectuate the transactions contemplated hereby or to create and perfect the Liens of Lender with respect to all Collateral, in all cases in form and substance reasonably acceptable to Lender;

(b) certified copy of resolutions of Borrower’s board of directors evidencing approval of (i) the Loan and other transactions evidenced by the Loan Documents; and (ii) the Warrant and transactions evidenced thereby;

(c) certified copies of the Certificate of Incorporation and the Bylaws, as amended through the Closing Date, of Borrower;

(d) a certificate of good standing for Borrower from its state of incorporation and similar certificates from all other jurisdictions in which it does business and where the failure to be qualified would have a Material Adverse Effect;

(e) payment of the Facility Charge and reimbursement of Lender’s current expenses reimbursable pursuant to this Agreement, which amounts may be deducted from the initial Advance, it being agreed that the Commitment Fee shall be applied against the Facility Charge and Lender’s other expenses reimbursable at Closing;

(f) pay-off letters and UCC-3 termination statements relating to Indebtedness to Wells Fargo Bank, N.A.; and

(g) such other documents as Lender may reasonably request.

4.2 All Advances. On each Advance Date:

(a) Lender shall have received (i) an Advance Request and a Note for the relevant Advance as required by Section 2.1(b), 2.2(b) or 2.3(b), as applicable, each duly executed by Borrower’s Chief Executive Officer or Chief Financial Officer, and (ii) any other documents Lender may reasonably request.

(b) The representations and warranties set forth in this Agreement and in Section 5 and in the Warrant shall be true and correct in all material respects on and as of the Advance Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date.

(c) Borrower shall be in compliance with all the terms and provisions set forth herein and in each other Loan Document on its part to be observed or performed, and at the time of and immediately after such Advance no Event of Default shall have occurred and be continuing.

(d) Each Advance Request shall be deemed to constitute a representation and warranty by Borrower on the relevant Advance Date as to the matters specified in paragraphs (b) and (c) of this Section 4.2 and as to the matters set forth in the Advance Request.

4.3 No Default. As of the Closing Date and each Advance Date, (i) no fact or condition exists that would (or would, with the passage of time, the giving of notice, or both) constitute an Event of Default and (ii) no event that has had or could reasonably be expected to have a Material Adverse Effect has occurred and is continuing.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF BORROWER

Borrower represents and warrants that:

5.1 Corporate Status. Borrower is a corporation duly organized, legally existing and in good standing under the laws of the State of Delaware, and is duly qualified as a foreign corporation in all jurisdictions in which the nature of its business or location of its properties require such qualifications and where the failure to be qualified could reasonably be expected to have a Material Adverse Effect. Borrower’s present name, former names (if any) used by Borrower within the last five (5) years, locations, place of formation, tax identification number, organizational identification number and other information are correctly set forth in Exhibit C, as may be updated by Borrower in a written notice (including any Compliance Certificate) provided to Lender after the Closing Date.

5.2 Collateral. Borrower owns the Collateral and the Intellectual Property, free of all Liens, except for Permitted Liens. Borrower has the power and authority to grant to Lender a Lien in the Collateral as security for the Secured Obligations.

5.3 Consents. Borrower’s execution, delivery and performance of the Notes, this Agreement and all other Loan Documents, and Borrower’s execution of the Warrant, (i) have been duly authorized by all necessary corporate action of Borrower, (ii) will not result in the creation or imposition of any Lien upon the Collateral, other than Permitted Liens and the Liens created by this Agreement and the other Loan Documents, (iii) do not violate any provisions of Borrower’s Certificate or Articles of Incorporation (as applicable), bylaws, or any, law, regulation, order, injunction, judgment, decree or writ to which Borrower is subject and (iv) except as described on Schedule 5.3, do not violate any contract or agreement or require the consent or approval of any other Person. The individual or individuals executing the Loan Documents and the Warrant are duly authorized to do so.

5.4 Material Adverse Effect. No event that has had or could reasonably be expected to have a Material Adverse Effect has occurred and is continuing. Borrower is not aware of any event likely to occur that is reasonably expected to result in a Material Adverse Effect.

5.5 Actions Before Governmental Authorities. Except as described on Schedule 5.5, there are no actions, suits or proceedings at law or in equity or by or before any governmental authority now pending or, to the knowledge of Borrower, threatened against or affecting Borrower or its property.

5.6 Laws. Borrower is not in violation of any law, rule or regulation, or in default with respect to any judgment, writ, injunction or decree of any governmental authority, where such violation or default is reasonably expected to result in a Material Adverse Effect. Borrower is not in default in any manner under any provision of any agreement or instrument evidencing indebtedness, or any other material agreement to which it is a party or by which it is bound.

5.7 Information Correct and Current. No information, report, Advance Request, financial statement, exhibit or schedule furnished, by or on behalf of Borrower to Lender in connection with any Loan Document or included therein or delivered pursuant thereto contained, contains any material misstatement of fact or omitted, omits or will omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading at the time such statement was made or deemed made. Additionally, any and all financial or business projections provided by Borrower to Lender shall be (i) provided in good faith and based on the most current data and information available to Borrower, and (ii) the most current of such projections provided to Borrower’s Board of Directors.

5.8 Tax Matters. Except as described on Schedule 5.8, (a) Borrower has filed all federal, state and local tax returns that it is required to file, (b) Borrower has duly paid or fully reserved for all taxes or installments thereof (including any interest or penalties) as and when due, which have or may become due pursuant to such returns, and (c) Borrower has paid or fully reserved for any tax assessment received by Borrower for the three (3) years preceding the Closing Date, if any (including any taxes being contested in good faith and by appropriate proceedings).

5.9 Intellectual Property Claims. Borrower is the sole owner of, or otherwise has the right to use, the Intellectual Property. Except as described on Schedule 5.9,(i) each of the material Copyrights, Trademarks and Patents is valid and enforceable, (ii) no material part of the Intellectual Property has been judged invalid or unenforceable by any court or governmental body, in whole or in part, and (iii) no claim has been received by Borrower that any material part of the Intellectual Property violates the rights of any third party. Exhibit D is a true, correct and complete list of each of Borrower’s Patents, registered Trademarks and registered Copyrights, together with application or registration numbers, as applicable, owned by Borrower or any Subsidiary, and a list of material agreements involving payments of at least $100,000 under which Borrower licenses Intellectual Property from third parties (other than shrink-wrap software licenses and agreements entered into in the ordinary course of business), in each case as of the Closing Date. To Borrower’s knowledge after reasonable inquiry, Borrower is neither in material breach of nor has Borrower failed to perform any material obligations under, any of the foregoing contracts, licenses or agreements; and to Borrower’s knowledge, no third party to any such contract, license or agreement is in material breach thereof or has failed to perform any material obligations thereunder.

5.10 Intellectual Property. Except as described on Schedule 5.10, Borrower has, or in the case of any proposed business, will have, all material rights with respect to Intellectual Property necessary in the operation or conduct of Borrower’s business as currently conducted by Borrower. Without limiting the generality of the foregoing, and in the case of Licenses, except for restrictions that are unenforceable under Division 9 of the UCC, Borrower has the right, to the extent required to operate Borrower’s business, to freely transfer, license or assign Intellectual Property without condition, restriction or payment of any kind (other than license payments in the ordinary course of business) to any third party, and Borrower owns or has the right to use, pursuant to valid licenses, all software development tools, library functions, compilers and all other third-party software and other items that are used in the design, development, promotion, sale, license, manufacture, import, export, use or distribution of Borrower Products.

5.11 Borrower Products. Except as described on Schedule 5.11, no Intellectual Property owned by Borrower or Borrower Product has been or is subject to any actual or, to the knowledge of Borrower, threatened litigation, proceeding (including any proceeding in the United States Patent and Trademark Office or any corresponding foreign office or agency) or outstanding decree, order, judgment, settlement agreement or stipulation that restricts in any manner Borrower’s use, transfer or licensing thereof or that affects the validity, use or enforceability thereof. There is no decree, order, judgment, agreement, stipulation, arbitral award or other provision entered into in connection with any litigation or proceeding that obligates Borrower to grant licenses or ownership interest in any Intellectual Property used to operate or conduct the business of Borrower or Borrower Products. Borrower has not received any written notice or claim, or, to the knowledge of Borrower, oral notice or claim, challenging or questioning Borrower’s ownership in any Intellectual Property (or written notice of any claim challenging or questioning the ownership in any licensed Intellectual Property of the owner thereof) or suggesting that any third party has any claim of legal or beneficial ownership with respect thereto nor, to Borrower’s knowledge after reasonable inquiry, is there a reasonable basis for any such claim. To Borrower’s knowledge, neither Borrower’s use of its Intellectual Property nor the production and sale of Borrower Products infringes the Intellectual Property or other rights of others.

5.12 Financial Accounts. Exhibit E, as may be updated by the Borrower in a written notice provided to Lender after the Closing Date, is a true, correct and complete list of (a) all banks and other financial institutions at which Borrower or any Subsidiary maintains Deposit Accounts and (b) all institutions at which Borrower or any Subsidiary maintains an account holding Investment Property, and such exhibit correctly identifies the name, address and telephone number of each bank or other institution, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor.

5.13 Employee Loans. Borrower has no outstanding loans to any employee, officer or director of the Borrower nor has Borrower guaranteed the payment of any loan made to an employee, officer or director of the Borrower by a third party.

5.14 Capitalization and Subsidiaries. Borrower’s capitalization as of the Closing Date is set forth on Schedule 5.14 annexed hereto. Borrower does not own any stock, partnership interest or other securities of any Person, except for Permitted Investments. Attached as Schedule 5.14, as may be updated by Borrower in a written notice provided after the Closing Date, is a true, correct and complete list of each Subsidiary.

SECTION 6. INSURANCE; INDEMNIFICATION

6.1 Coverage. Borrower shall cause to be carried and maintained commercial general liability insurance, on an occurrence form, against risks customarily insured against in Borrower’s line of business. Such risks shall include the risks of bodily injury, including death, property damage, personal injury, advertising injury, and contractual liability per the terms of the indemnification agreement found in Section 6.3. Borrower must maintain a minimum of $2,000,000 of commercial general liability insurance for each occurrence. Borrower has and agrees to maintain a minimum of $5,000,000 of directors and officers’ insurance for each occurrence and $5,000,000 in the aggregate. So long as there are any Secured Obligations outstanding, Borrower shall also cause to be carried and maintained insurance upon the Collateral, insuring against all risks of physical loss or damage howsoever caused, in an amount not less than the full replacement cost of the Collateral, provided that such insurance may be subject to standard exceptions and deductibles.

6.2 Certificates. Borrower shall deliver to Lender certificates of insurance that evidence Borrower’s compliance with its insurance obligations in Section 6.1 and the obligations contained in this Section 6.2. Borrower’s insurance certificate shall state Lender is an additional insured for commercial general liability, a loss payee for all risk property damage insurance, subject to the insurer’s approval, and a loss payee for property insurance and additional insured for liability insurance for any future insurance that Borrower may acquire from such insurer. Attached to the certificates of insurance will be additional insured endorsements for liability and lender’s loss payable endorsements for all risk property damage insurance and fidelity. All certificates of insurance will provide for a minimum of thirty (30) days advance written notice to Lender of cancellation or any other change adverse to Lender’s interests. Any failure of Lender to scrutinize such insurance certificates for compliance is not a waiver of any of Lender’s rights, all of which are reserved.

6.3 Indemnity. Borrower agrees to indemnify and hold Lender and its officers, directors, employees, agents, in-house attorneys, representatives and shareholders harmless from and against any and all claims, costs, expenses, damages and liabilities (including such claims, costs, expenses, damages and liabilities based on liability in tort, including strict liability in tort), including reasonable attorneys’ fees and disbursements and other costs of investigation or defense (including those incurred upon any appeal), that may be instituted or asserted against or incurred by Lender or any such Person as the result of credit having been extended, suspended or terminated under this Agreement and the other Loan Documents or the administration of such credit, or in connection with or arising out of the transactions contemplated hereunder and thereunder, or any actions or failures to act in connection therewith, or arising out of the disposition or utilization of the Collateral, excluding in all cases claims resulting solely from Lender’s gross negligence or willful misconduct. Borrower agrees to pay, and to save Lender harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all excise, sales or other similar taxes (excluding taxes imposed on or measured by the net income of Lender) that may be payable or determined to be payable with respect to any of the Collateral or this Agreement.

SECTION 7. COVENANTS OF BORROWER

Borrower agrees as follows:

7.1 Financial Reports. Borrower shall furnish to Lender the financial statements and reports listed hereinafter (the “Financial Statements”):

(a) as soon as practicable (and in any event within 30 days) after the end of each month, unaudited interim financial statements as of the end of such month (prepared on a consolidated and consolidating basis, if applicable), including balance sheet and related statements of income and cash flows accompanied by a report detailing any material contingencies (including the commencement of any material litigation by or against Borrower) or any other occurrence that would reasonably be expected to have a Material Adverse Effect, all certified by Borrower’s Chief Executive Officer or Chief Financial Officer to the effect that they have been prepared in accordance with GAAP, except (i) for the absence of footnotes, (ii) that they are subject to normal year end adjustments, and (iii) they do not contain certain non-cash items that are customarily included in quarterly and annual financial statements;

(b) as soon as practicable (and in any event within 30 days) after the end of each calendar quarter, unaudited interim financial statements as of the end of such calendar quarter (prepared on a consolidated and consolidating basis, if applicable), including balance sheet and related statements of income and cash flows accompanied by a report detailing any material contingencies (including the commencement of any material litigation by or against Borrower) or any other occurrence that would reasonably be expected to have a Material Adverse Effect, certified by Borrower’s Chief Executive Officer or Chief Financial Officer to the effect that they have been prepared in accordance with GAAP, except (i) for the absence of footnotes, and (ii) that they are subject to normal year end adjustments; as well as the most recent capitalization table for Borrower;

(c) as soon as practicable (and in any event within one hundred fifty (150) days) after the end of each fiscal year, unqualified audited financial statements as of the end of such year (prepared on a consolidated and consolidating basis, if applicable), including balance sheet and related statements of income and cash flows, and setting forth in comparative form the corresponding figures for the preceding fiscal year, certified by a firm of independent certified public accountants selected by Borrower and reasonably acceptable to Lender, accompanied by any management report from such accountants;

(d) as soon as practicable (and in any event within 30 days) after the end of each month, a Compliance Certificate in the form of Exhibit F;

(e) as soon as practicable (and in any event within 30 days) after the end of each calendar month, a report showing agings of accounts receivable and accounts payable;

(f) promptly after the sending or filing thereof, as the case may be, copies of any proxy statements, financial statements or reports that Borrower has made available to holders of its Preferred Stock and copies of any regular, periodic and special reports or registration statements that Borrower files with the Securities and Exchange Commission or any governmental authority that may be substituted therefor, or any national securities exchange;

(g) at the same time and in the same manner as it gives to its directors, copies of all notices, minutes, consents and other materials that Borrower provides to its directors in connection with meetings of the Board of Directors, and within 30 days after each such meeting, minutes of such meeting; and

(h) financial and business projections promptly following their approval by Borrower’s Board of Directors, as well as budgets, operating plans and other financial information reasonably requested by Lender.

Borrower shall not (without the consent of Lender, such consent not to be unreasonably withheld or delayed), make any material change in its (a) accounting policies or reporting practices, except as required by GAAP or recommended by its accounting and/or auditing firms, or (b) fiscal years or fiscal quarters. The fiscal year of Borrower shall end on December 31.

The executed Compliance Certificate may be sent via facsimile to Lender at (650) 473-9194 or via e-mail to skuo@herculestech.com. All Financial Statements required to be delivered pursuant to clauses (a), (b) and (c) shall be sent via e-mail to financialstatements@herculestech.com with a copy to skuo@herculestech.com provided, that if e-mail is not available or sending such Financial Statements via e-mail is not possible, they shall be sent via facsimile to Lender at: (866) 468-8916, attention Chief Credit Officer.

7.2 Management Rights. Borrower shall permit any representative that Lender authorizes, including its attorneys and accountants, to inspect the Collateral and examine and make copies and abstracts of the books of account and records of Borrower at reasonable times and upon reasonable notice during normal business hours. In addition, any such representative shall have the right to meet with management and officers of Borrower to discuss such books of account and records. In addition, Lender shall be entitled at reasonable times and intervals to consult with and advise the management and officers of Borrower concerning significant business issues affecting Borrower. Such consultations shall not unreasonably interfere with Borrower’s business operations. The parties intend that the rights granted Lender shall constitute “management rights” within the meaning of 29 C.F.R Section 2510.3-101(d)(3)(ii), but that any advice, recommendations or participation by Lender with respect to any business issues shall not be deemed to give Lender, nor be deemed an exercise by Lender of, control over Borrower’s management or policies.

7.3 Further Assurances. Borrower shall from time to time execute, deliver and file, alone or with Lender, any financing statements, security agreements, collateral assignments, notices, control agreements, or other documents to perfect or give the highest priority to Lender’s Lien on the Collateral. Borrower shall from time to time procure any instruments or documents as may be requested by Lender, and take all further action that may be necessary or desirable, or that Lender may reasonably request, to perfect and protect the Liens granted hereby and thereby. In addition, and for such purposes only, Borrower hereby authorizes Lender to execute and deliver on behalf of Borrower and to file such financing statements, collateral assignments, notices, control agreements, security agreements and other documents without the signature of Borrower either in Lender’s name or in the name of Lender as agent and attorney-in-fact for Borrower. Borrower shall protect and defend Borrower’s title to the Collateral and Lender’s Lien thereon against all Persons claiming any interest adverse to Borrower or Lender other than Permitted Liens.

7.4 Indebtedness. Borrower shall not create, incur, assume, guarantee or be or remain liable with respect to any Indebtedness, or permit any Subsidiary so to do, other than Permitted Indebtedness, or prepay any Indebtedness or take any actions which impose on Borrower an obligation to prepay any Indebtedness, except for the conversion of Indebtedness into equity securities and the payment of cash in lieu of fractional shares in connection with such conversion. Borrower grants to Lender a right to provide a term sheet on any future Permitted Indebtedness provided by a bank or other similar lending institution.

7.5 Collateral. Borrower shall at all times keep the Collateral, the Intellectual Property and all other property and assets used in Borrower’s business or in which Borrower now or hereafter holds any interest free and clear from any legal process or Liens whatsoever (except for Permitted Liens), and shall give Lender prompt written notice of any legal process affecting the Collateral, the Intellectual Property, such other property and assets, or any Liens thereon. Borrower shall cause its Subsidiaries to protect and defend such Subsidiary’s title to its assets from and against all Persons claiming any interest adverse to such Subsidiary, and Borrower shall cause its Subsidiaries at all times to keep such Subsidiary’s property and assets free and clear from any legal process or Liens whatsoever (except for Permitted Liens), and shall give Lender prompt written notice of any legal process affecting such Subsidiary’s assets. Borrower shall not agree with any Person other than Lender not to encumber its property.

7.6 Investments. Borrower shall not directly or indirectly acquire or own, or make any Investment in or to any Person, or permit any of its Subsidiaries so to do, other than Permitted Investments.

7.7 Distributions. Borrower shall not, and shall not allow any Subsidiary to, (a) repurchase or redeem any class of stock or other equity interest other than pursuant to employee, director or consultant repurchase plans or other similar agreements, provided, however, in each case the repurchase or redemption price does not exceed the original consideration paid for such stock or equity interest, or (b) declare or pay any cash dividend or make a cash distribution on any class of stock or other equity interest, except that a Subsidiary may pay dividends or make distributions to Borrower, or (c) lend money to any employees, officers or directors or guarantee the payment of any such loans granted by a third party in excess of $100,000 in the aggregate or (d) waive, release or forgive any indebtedness owed by any employees, officers or directors in excess of $100,000 in the aggregate.

7.8 Transfers. Except for Permitted Transfers, Borrower shall not voluntarily or involuntarily transfer, sell, lease, license, lend or in any other manner convey any equitable, beneficial or legal interest in any material portion of their assets.

7.9 Mergers or Acquisitions. Borrower shall not merge or consolidate, or permit any of its Subsidiaries to merge or consolidate, with or into any other business organization (other than mergers or consolidations of a Subsidiary into another Subsidiary or into Borrower), or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock or property of another Person, other than Permitted Investments.

7.10 Taxes. Borrower and its Subsidiaries shall pay when due all taxes, fees or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against Borrower, Lender or the Collateral or upon Borrower’s ownership, possession, use, operation or disposition thereof or upon Borrower’s rents, receipts or earnings arising therefrom. Borrower shall file on or before the due date therefor all personal property tax returns in respect of the Collateral. Notwithstanding the foregoing, Borrower may contest, in good faith and by appropriate proceedings, taxes for which Borrower maintains adequate reserves therefor in accordance with GAAP.

7.11 Corporate Changes. Neither Borrower nor any Subsidiary shall change its corporate name, legal form or jurisdiction of formation without twenty (20) days’ prior written notice to Lender. Neither Borrower nor any Subsidiary shall relocate its chief executive office or its principal place of business unless: (i) it has provided prior written notice to Lender; and (ii) such relocation shall be within the continental United States. Neither Borrower nor any Subsidiary shall relocate any item of Collateral (other than (x) sales of Inventory in the ordinary course of business, (y) relocations of Equipment having an aggregate value of up to $150,000 in any fiscal year, and (z) relocations of Collateral from a location described on Exhibit C to another location described on Exhibit C) unless (i) it has provided prompt written notice to Lender, (ii) such relocation is within the continental United States and, (iii) if such relocation is to a third party bailee, it has delivered a bailee agreement in form and substance reasonably acceptable to Lender.

7.12 Deposit Accounts. Neither Borrower nor any Subsidiary shall maintain any Deposit Accounts, or accounts holding Investment Property, except with respect to which Lender has an Account Control Agreement.

7.13 Subsidiaries. Borrower shall notify Lender of each Subsidiary formed subsequent to the Closing Date and, within 15 days of formation, shall cause any such Subsidiary organized under the laws of any State within the United States to execute and deliver to Lender a Joinder Agreement.

7.14 Use of Proceeds. The proceeds of the Term Loan Advances shall be used solely for financing Eligible Acquisitions, capital expenditures and general corporate purposes.

7.15 Post Closing Deliverables. Borrower shall have thirty (30) days after the Closing Date to deliver to Lender a fully executed Consent for Removal of Property for the property located in Englewood, CO.

SECTION 8. RIGHT TO INVEST

8.1 Lender or its assignee or nominee shall have the right, in its discretion, to participate in any Subsequent Financing in an amount of up to $500,000 on the same terms, conditions and pricing afforded to others participating in any such Subsequent Financing.

SECTION 9. EVENTS OF DEFAULT

The occurrence of any one or more of the following events shall be an Event of Default:

9.1 Payments. Borrower fails to pay any amount due under this Agreement, the Notes or any of the other Loan Documents on the due date; or

9.2 Covenants. Borrower breaches or defaults in the performance of any covenant or Secured Obligation under this Agreement, the Notes, or any of the other Loan Documents, and (a) with respect to a default under any covenant under this Agreement (other than under Sections 6, 7.4, 7.5, 7.6, 7.7 or 7.8) such default continues for more than fifteen (15) days after the earlier of the date on which (i) Lender has given notice of such default to Borrower and (ii) Borrower has actual knowledge of such default or (b) with respect to a default under any of Sections 6, 7.4, 7.5, 7.6, 7.7 or 7.8, the occurrence of such default; or

9.3 Material Adverse Effect. A circumstance has occurred that would reasonably be expected to have a Material Adverse Effect; or

9.4 Other Loan Documents. The occurrence of any default under any Loan Document or any other agreement between Borrower and Lender and such default continues for more than fifteen (15) days after the earlier of (a) Lender has given notice of such default to Borrower, or (b) Borrower has actual knowledge of such default; or

9.5 Representations. Any representation or warranty made by Borrower in any Loan Document or in the Warrant shall have been false or misleading in any material respect; or

9.6 Insolvency. Borrower (A) (i) shall make an assignment for the benefit of creditors; or (ii) shall be unable to pay its debts as they become due, or be unable to pay or perform under the Loan Documents, or shall become insolvent; or (iii) shall file a voluntary petition in bankruptcy; or (iv) shall file any petition, answer, or document seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation pertinent to such circumstances; or (v) shall seek or consent to or acquiesce in the appointment of any trustee, receiver, or liquidator of Borrower or of all or any substantial part (i.e., 33-1/3% or more) of the assets or property of Borrower; or (vi) shall cease operations of its business as its business has normally been conducted, or terminate substantially all of its employees; or (vii) Borrower or its directors or majority shareholders shall take any action initiating any of the foregoing actions described in clauses (i) through (vi); or (B) either (i) thirty (30) days shall have expired after the commencement of an involuntary action against Borrower seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, without such action being dismissed or all orders or proceedings thereunder affecting the operations or the business of Borrower being stayed; or (ii) a stay of any such order or proceedings shall thereafter be set aside and the action setting it aside shall not be timely appealed; or (iii) Borrower shall file any answer admitting or not contesting the material allegations of a petition filed against Borrower in any such proceedings; or (iv) the court in which such proceedings are pending shall enter a decree or order granting the relief sought in any such proceedings; or (v) thirty (30) days shall have expired after the appointment, without the consent or acquiescence of Borrower, of any trustee, receiver or liquidator of Borrower or of all or any substantial part of the properties of Borrower without such appointment being vacated; or

9.7 Attachments; Judgments. Any portion of Borrower’s assets is attached or seized, or a levy is filed against any such assets, or a judgment or judgments is/are entered for the payment of money, individually or in the aggregate, of at least $100,000, and such judgment is not vacated within thirty (30) days of its entry, or Borrower is enjoined or in any way prevented by court order from conducting any part of its business; or

9.8 Other Obligations. The occurrence of any default under any agreement or obligation of Borrower involving any Indebtedness in excess of $500,000, or the occurrence of any default under any agreement or obligation of Borrower that could reasonably be expected to have a Material Adverse Effect.

SECTION 10. REMEDIES

10.1 General. Upon and during the continuance of any one or more Events of Default, (i) Lender may, at its option, accelerate and demand payment of all or any part of the Secured Obligations together with a Prepayment Charge and declare them to be immediately due and payable (provided, that upon the occurrence of an Event of Default of the type described in Section 9.6, the Notes and all of the Secured Obligations shall automatically be accelerated and made due and payable, in each case without any further notice or act), and (ii) Lender may notify any of Borrower’s account debtors to make payment directly to Lender, compromise the amount of any such account on Borrower’s behalf and endorse Lender’s name without recourse on any such payment for deposit directly to Lender’s account. Lender may exercise all rights and remedies with respect to the Collateral under the Loan Documents or otherwise available to it under the UCC and other applicable law, including the right to release, hold, sell, lease, liquidate, collect, realize upon, or otherwise dispose of all or any part of the Collateral and the right to occupy, utilize, process and commingle the Collateral. All Lender’s rights and remedies shall be cumulative and not exclusive.

10.2 Collection; Foreclosure. Upon the occurrence and during the continuance of any Event of Default, Lender may, at any time or from time to time, apply, collect, liquidate, sell in one or more sales, lease or otherwise dispose of, any or all of the Collateral, in its then condition or following any commercially reasonable preparation or processing, in such order as Lender may elect. Any such sale may be made either at public or private sale at its place of business or elsewhere. Borrower agrees that any such public or private sale may occur upon ten (10) calendar days’ prior written notice to Borrower. Lender may require Borrower to assemble the Collateral and make it available to Lender at a place designated by Lender that is reasonably convenient to Lender and Borrower. The proceeds of any sale, disposition or other realization upon all or any part of the Collateral shall be applied by Lender in the following order of priorities:

First, to Lender in an amount sufficient to pay in full Lender’s costs and professionals’ and advisors’ fees and expenses as described in Section 11.11;

Second, to Lender in an amount equal to the then unpaid amount of the Secured Obligations (including principal, interest, and the Default Rate interest), in such order and priority as Lender may choose in its sole discretion; and

Finally, after the full, final, and indefeasible payment in Cash of all of the Secured Obligations, to any creditor holding a junior Lien on the Collateral, or to Borrower or its representatives or as a court of competent jurisdiction may direct.

Lender shall be deemed to have acted reasonably in the custody, preservation and disposition of any of the Collateral if it complies with the obligations of a secured party under the UCC.

10.3 No Waiver. Lender shall be under no obligation to marshal any of the Collateral for the benefit of Borrower or any other Person, and Borrower expressly waives all rights, if any, to require Lender to marshal any Collateral.

10.4 Cumulative Remedies. The rights, powers and remedies of Lender hereunder shall be in addition to all rights, powers and remedies given by statute or rule of law and are cumulative. The exercise of any one or more of the rights, powers and remedies provided herein shall not be construed as a waiver of or election of remedies with respect to any other rights, powers and remedies of Lender.

SECTION 11. MISCELLANEOUS

11.1 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under such law, such provision shall be ineffective only to the extent and duration of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.2 Notice. Except as otherwise provided herein, any notice, demand, request, consent, approval, declaration, service of process or other communication (including the delivery of Financial Statements) that is required, contemplated, or permitted under the Loan Documents or with respect to the subject matter hereof shall be in writing, and shall be deemed to have been validly served, given, delivered, and received upon the earlier of: (i) the day of transmission by facsimile or hand delivery or delivery by an overnight express service or overnight mail delivery service; or (ii) the third calendar day after deposit in the United States mails, with proper first class postage prepaid, in each case addressed to the party to be notified as follows:

(a)	If to Lender:

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

Legal Department

Attention: Chief Legal Officer and Steve Kuo

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

Facsimile: 650-473-9194

Telephone: 650-289-3060

(b)	If to Borrower:

TRULIA, INC.

Attention: Chief Executive Officer

116 New Montgomery Street,

Suite 300

San Francisco, CA 94105

Facsimile: (415) 983-2429

Telephone: (415) 648-4358

or to such other address as each party may designate for itself by like notice.

11.3 Entire Agreement; Amendments. This Agreement, the Notes, and the other Loan Documents constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof, and supersede and replace in their entirety any prior proposals, term sheets, letters, negotiations or other documents or agreements, whether written or oral, with respect to the subject matter hereof or thereof (including Lender’s revised proposal letter dated August 2, 2011). None of the terms of this Agreement, the Notes or any of the other Loan Documents may be amended except by an instrument executed by each of the parties hereto.

11.4 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

11.5 No Waiver. The powers conferred upon Lender by this Agreement are solely to protect its rights hereunder and under the other Loan Documents and its interest in the Collateral and shall not impose any duty upon Lender to exercise any such powers. No omission or delay by Lender at any time to enforce any right or remedy reserved to it, or to require performance of any of the terms, covenants or provisions hereof by Borrower at any time designated, shall be a waiver of any such right or remedy to which Lender is entitled, nor shall it in any way affect the right of Lender to enforce such provisions thereafter.

11.6 Survival. All agreements, representations and warranties contained in this Agreement, the Notes and the other Loan Documents or in any document delivered pursuant hereto or thereto shall be for the benefit of Lender and shall survive the execution and delivery of this Agreement and the expiration or other termination of this Agreement.

11.7 Successors and Assigns. The provisions of this Agreement and the other Loan Documents shall inure to the benefit of and be binding on Borrower and its permitted assigns (if any). Borrower shall not assign its obligations under this Agreement, the Notes or any of the other Loan Documents without Lender’s express prior written consent, and any such attempted assignment shall be void and of no effect. Lender may assign, transfer, or endorse its rights hereunder and under the other Loan Documents without prior notice to Borrower, and all of such rights shall inure to the benefit of Lender’s successors and assigns.

11.8 Governing Law. This Agreement, the Notes and the other Loan Documents have been negotiated and delivered to Lender in the State of California, and shall have been accepted by Lender in the State of California. Payment to Lender by Borrower of the Secured Obligations is due in the State of California. This Agreement, the Notes and the other Loan Documents shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

11.9 Consent to Jurisdiction and Venue. All judicial proceedings (to the extent that the reference requirement of Section 11.10 is not applicable) arising in or under or related to this Agreement, the Notes or any of the other Loan Documents may be brought in any state or federal court located in the State of California. By execution and delivery of this Agreement, each party hereto generally and unconditionally: (a) consents to nonexclusive personal jurisdiction in Santa Clara County, State of California; (b) waives any objection as to jurisdiction or venue in Santa Clara County, State of California; (c) agrees not to assert any defense based on lack of jurisdiction or venue in the aforesaid courts; and (d) irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement, the Notes or the other Loan Documents. Service of process on any party hereto in any action arising out of or relating to this Agreement shall be effective if given in accordance with the requirements for notice set forth in Section 11.2, and shall be deemed effective and received as set forth in Section 11.2. Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of either party to bring proceedings in the courts of any other jurisdiction.

11.10 Mutual Waiver of Jury Trial / Judicial Reference.

(a) Because disputes arising in connection with complex financial transactions are most quickly and economically resolved by an experienced and expert person and the parties wish applicable state and federal laws to apply (rather than arbitration rules), the parties desire that their disputes be resolved by a judge applying such applicable laws. EACH OF BORROWER AND LENDER SPECIFICALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY OF ANY CAUSE OF

ACTION, CLAIM, CROSS-CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR ANY OTHER CLAIM (COLLECTIVELY, “CLAIMS”) ASSERTED BY BORROWER AGAINST LENDER OR ITS ASSIGNEE OR BY LENDER OR ITS ASSIGNEE AGAINST BORROWER. This waiver extends to all such Claims, including Claims that involve Persons other than Borrower and Lender; Claims that arise out of or are in any way connected to the relationship between Borrower and Lender; and any Claims for damages, breach of contract, tort, specific performance, or any equitable or legal relief of any kind, arising out of this Agreement, any other Loan Document.

(b) If the waiver of jury trial set forth in Section 11.10(a) is ineffective or unenforceable, the parties agree that all Claims shall be resolved by reference to a referee sitting without a jury, pursuant to Code of Civil Procedure Section 638, before a mutually acceptable referee or, if the parties cannot agree, a referee selected by the Presiding Judge of Santa Clara County, California. Such proceeding shall be conducted in Santa Clara County, California, with California rules of evidence and discovery applicable to such proceeding.

(c) In the event Claims are to be resolved by judicial reference, either party may seek from a court identified in Section 11.9, any prejudgment order, writ or other relief and have such prejudgment order, writ or other relief enforced to the fullest extent permitted by law notwithstanding that all Claims are otherwise subject to resolution by judicial reference.

11.11 Professional Fees. Borrower promises to pay Lender’s reasonable fees and expenses necessary to finalize the loan documentation, including but not limited to reasonable attorneys fees, UCC searches, filing costs, and other miscellaneous expenses. In addition, Borrower promises to pay any and all reasonable attorneys’ and other professionals’ fees and expenses incurred by Lender after the Closing Date in connection with or related to: (a) the Loan; (b) the administration, collection, or enforcement of the Loan; (c) the amendment or modification of the Loan Documents; (d) any waiver, consent, release, or termination under the Loan Documents; (e) the protection, preservation, sale, lease, liquidation, or disposition of Collateral or the exercise of remedies with respect to the Collateral; (f) any legal, litigation, administrative, arbitration, or out of court proceeding in connection with or related to Borrower or the Collateral, and any appeal or review thereof; and (g) any bankruptcy, restructuring, reorganization, assignment for the benefit of creditors, workout, foreclosure, or other action related to Borrower, the Collateral, the Loan Documents, including representing Lender in any adversary proceeding or contested matter commenced or continued by or on behalf of Borrower’s estate, and any appeal or review thereof.

11.12 Confidentiality. Lender acknowledges that certain items of Collateral and information provided to Lender by Borrower are confidential and proprietary information of Borrower, if and to the extent such information either (x) is marked as confidential by Borrower at the time of disclosure, or (y) should reasonably be understood to be confidential (the “Confidential Information”). Accordingly, Lender agrees that any Confidential Information it may obtain in the course of acquiring, administering, or perfecting Lender’s security interest in the Collateral shall not be disclosed to any other person or entity in any manner whatsoever, in whole or in part, without the prior written consent of Borrower, except that Lender may disclose any such information: (a) to its own directors, officers, employees, accountants, counsel and other professional advisors and to its affiliates if Lender in its sole discretion determines that any such party should have access to such information in connection with such party’s responsibilities in connection with the Loan or this Agreement and, provided that such recipient of such Confidential Information either (i) agrees to be bound by the confidentiality provisions of this paragraph or (ii) is otherwise subject to confidentiality restrictions that reasonably protect against the disclosure of Confidential Information; (b) if such information is generally available to the public; (c) if required or appropriate in any report, statement or testimony submitted to any governmental authority having or claiming to have jurisdiction over Lender; (d) if required or appropriate in response to any summons or subpoena or in connection with any litigation, to the extent permitted or deemed advisable by Lender’s counsel; (e) to comply with any legal requirement or law applicable to Lender; (f) to the extent reasonably necessary in connection with the exercise of any right or remedy under any Loan Document, including Lender’s sale, lease, or other disposition of Collateral after default; (g) to any participant or assignee of Lender or any prospective participant or assignee; provided, that such participant or assignee or prospective participant or assignee agrees in writing to be bound by this

Section prior to disclosure; or (h) otherwise with the prior consent of Borrower; provided, that any disclosure made in violation of this Agreement shall not affect the obligations of Borrower or any of its affiliates or any guarantor under this Agreement or the other Loan Documents.

11.13 Assignment of Rights. Borrower acknowledges and understands that Lender may sell and assign all or part of its interest hereunder and under the Note(s) and Loan Documents to any person or entity (an “Assignee”). After such assignment the term “Lender” as used in the Loan Documents shall mean and include such Assignee, and such Assignee shall be vested with all rights, powers and remedies of Lender hereunder with respect to the interest so assigned; but with respect to any such interest not so transferred, Lender shall retain all rights, powers and remedies hereby given. No such assignment by Lender shall relieve Borrower of any of its obligations hereunder. Lender agrees that in the event of any transfer by it of the Note(s), it will endorse thereon a notation as to the portion of the principal of the Note(s), which shall have been paid at the time of such transfer and as to the date to which interest shall have been last paid thereon.

11.14 Revival of Secured Obligations. This Agreement and the Loan Documents shall remain in full force and effect and continue to be effective if any petition is filed by or against Borrower for liquidation or reorganization, if Borrower becomes insolvent or makes an assignment for the benefit of creditors, if a receiver or trustee is appointed for all or any significant part of Borrower’s assets, or if any payment or transfer of Collateral is recovered from Lender. The Loan Documents and the Secured Obligations and Collateral security shall continue to be effective, or shall be revived or reinstated, as the case may be, if at any time payment and performance of the Secured Obligations or any transfer of Collateral to Lender, or any part thereof is rescinded, avoided or avoidable, reduced in amount, or must otherwise be restored or returned by, or is recovered from, Lender or by any obligee of the Secured Obligations, whether as a “voidable preference,” “fraudulent conveyance,” or otherwise, all as though such payment, performance, or transfer of Collateral had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, avoided, avoidable, restored, returned, or recovered, the Loan Documents and the Secured Obligations shall be deemed, without any further action or documentation, to have been revived and reinstated except to the extent of the full, final, and indefeasible payment to Lender in Cash.

11.15 Counterparts. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts, and by different parties hereto in separate counterparts, each of which when so delivered shall be deemed an original, but all of which counterparts shall constitute but one and the same instrument.

11.16 No Third Party Beneficiaries. No provisions of the Loan Documents are intended, nor will be interpreted, to provide or create any third-party beneficiary rights or any other rights of any kind in any person other than Lender and Borrower unless specifically provided otherwise herein, and, except as otherwise so provided, all provisions of the Loan Documents will be personal and solely between the Lender and the Borrower.

11.17 Publicity. Lender may use Borrower’s name and logo, and include a brief description of the relationship between Borrower and Lender, in Lender’s marketing materials.

(SIGNATURES TO FOLLOW)

IN WITNESS WHEREOF, Borrower and Lender have duly executed and delivered this Loan and Security Agreement as of the day and year first above written.

BORROWER:

TRULIA, INC.

Signature:	/s/ Peter Flint
Print Name:	Pete Flint
Title:	CEO

Accepted in Palo Alto, California:

LENDER:

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

Signature:	/s/ K. Nicholas Martitsch
Print Name:	K. Nicholas Martitsch
Title:	Associate General Counsel

FIRST AMENDMENT

TO

LOAN AND SECURITY AGREEMENT

This First Amendment to Loan and Security Agreement is entered into as of March 2, 2012 (the “Amendment”), by and among Trulia, Inc. a Delaware corporation, and each of its subsidiaries set forth on the signature pages hereto or which hereafter becomes parties hereto (hereinafter collectively referred to as “Borrower”), and HERCULES TECHNOLOGY GROWTH CAPITAL, INC., a Delaware corporation (“Lender”).

RECITALS

Borrower and Lender are parties to that certain Loan and Security Agreement dated as of September 15, 2011 (the “Agreement”). The parties desire to amend the Agreement in accordance with the terms of this Amendment.

NOW, THEREFORE, the parties agree as follows:

1. Section 2.1(d) of the Agreement is amended in its entirety to read as follows:

“(d) Payment. During the Term Loan A Interest Only Period, Borrower will pay interest on the Term Loan A Advance on the first business day of each month, beginning the month after the Closing Date. Borrower shall repay the aggregate principal balance of the Term Loan A Advances that is outstanding at the end of the Interest Only Period in 30 equal monthly installments of principal and interest beginning the first business day following the expiration of the Interest Only Period and continuing on the first business day of each month thereafter through the Term Loan Maturity Date. The entire remaining principal balance of the Term Loan A Advances outstanding and all accrued but unpaid interest hereunder, shall be due and payable on Term Loan Maturity Date. Borrower shall make all payments under this Agreement without setoff, recoupment or deduction and regardless of any counterclaim or defense. Lender will initiate debit entries to the Borrower’s account as authorized on the ACH Authorization on each payment date of all periodic obligations payable to Lender under each Term Loan A Note or Term Loan A Advance.”

2. Section 2.2(d) of the Agreement is amended in its entirety to read as follows:

“(d) Payment. During the Term Loan B Interest Only Period, Borrower will pay interest on each Term Loan B Advances on the first business day of each month, beginning the month after the Advance Date. Borrower shall repay the aggregate principal balance of the Term Loan B Advances that is outstanding at the end of the Interest Only Period in 30 equal monthly installments of principal and interest beginning the first business day following the expiration of the Interest Only Period and continuing on the first business day of each month thereafter through the Term Loan Maturity Date. The entire remaining principal balance of the Term Loan B Advances outstanding and all accrued but unpaid interest hereunder, shall be due and payable on Term Loan Maturity Date. Borrower shall make all payments under this Agreement without setoff, recoupment or deduction and regardless of any counterclaim or defense. Lender will initiate debit entries to the Borrower’s account as authorized on the ACH Authorization on each payment date of all periodic obligations payable to Lender under each Term Loan B Note or Term Loan B Advance.”

3. Section 2.3(d) of the Agreement is amended in its entirety to read as follows:

“(d) Payment. During the Term Loan C Interest Only Period, Borrower will pay interest on each Term Loan C Advance on the first day of each month, beginning the month after the Advance Date. Borrower shall repay the aggregate Term Loan C principal balance that is outstanding at the end of the Interest Only Period in 30 equal monthly installments of principal and interest beginning the first business day following the expiration of the Interest Only Period and continuing on the first business day of each month thereafter through the Term Loan Maturity Date. The entire remaining Term Loan C principal balance and all accrued but unpaid interest hereunder, shall be due and payable on the Term Loan Maturity Date. Borrower shall make all payments under this Agreement without setoff, recoupment or deduction and regardless of any counterclaim or defense. Lender will initiate debit entries to the Borrower’s account as authorized on the ACH Authorization on each payment date of all periodic obligations payable to Lender under each Term Loan C Note or Term Loan C Advance.”

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4. The Agreement, as amended hereby, shall be and remain in full force and effect in accordance with its respective terms and hereby is ratified and confirmed in all respects. Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as a waiver of, or as an amendment of, any right, power, or remedy of Lender under the Loan Documents, as in effect prior to the date hereof. This Amendment does not constitute a novation.

5. Borrower represents and warrants that the representations and warranties contained in the Agreement are true and correct as of the date of this Amendment.

6. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

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IN WITNESS WHEREOF, Lender and Borrower have caused this First Amendment to Loan and Security Agreement to be duly executed by their duly authorized officers, respectively, as of the day and year first above written.

BORROWER:	TRULIA, INC., a Delaware corporation

	By:	/s/ Peter Flint
	Name:	Pete Flint
	Title:	CEO

BORROWER:	MOTIVITY LLC, a Delaware limited liability company

	By:	/s/ Peter Flint
	Name:	Pete Flint
	Title:	Manager

Accepted in Palo Alto, California:

LENDER:

HERCULES TECHNOLOGY GROWTH CAPTIAL, INC., a Maryland corporation

By:	/s/ K. Nicholas Martitsch
Name:	K. Nicholas Martitsch
Its:	Associate General Counsel

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SECOND AMENDMENT

TO

LOAN AND SECURITY AGREEMENT

This Second Amendment to Loan and Security Agreement is entered into as of July 10, 2012 (the “Amendment”), by and among Trulia, Inc. a Delaware corporation, and each of its subsidiaries set forth on the signature pages hereto or which hereafter becomes parties hereto (hereinafter collectively referred to as “Borrower”), and HERCULES TECHNOLOGY GROWTH CAPITAL, INC., a Delaware corporation (“Lender”).

RECITALS

Borrower and Lender are parties to that certain Loan and Security Agreement dated as of September 15, 2011 (as amended, restated or modified from time to time, the “Agreement”). The parties desire to amend the Agreement in accordance with the terms of this Amendment.

NOW, THEREFORE, the parties agree as follows:

1. Electronic Transmission. Section 7.1(f) of the Agreement is amended to add the following proviso at the end thereof:

“; provided, that such documents may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which Borrower emails to Lender the Link of such documents posted to Borrower’s website on the internet at Borrower’s website address”

2. Amendment to Section 7.4. Section 7.4 of the Agreement is amended to delete the last sentence thereof.

3. Amendment to Section 8. Section 8 of the Agreement is amended in its entirety to read as follows:

“SECTION 8. INTENTIONALLY DELETED”.

4. Amendment to Exhibits and Schedules. Exhibit C, Exhibit D, Exhibit E and all Schedules shall be deleted as an attachment to the Agreement and attached to the Perfection Certificate.

5. Waiver relating to Movity LLC. Lender hereby waives any Event of Default that may have arisen solely as a result of the dissolution of Movity LLC; provided, however, Lender does not waive any other failure by Borrower to perform its Secured Obligations under the Loan Documents at any time, whether prior to or after such dates. This waiver is specific as to content and time and shall not constitute a waiver of any other current or future default or breach of any other terms in the Agreement or any other documents signed by Borrower in favor of Lender. Lender may still exercise its rights or any other or further rights against Borrower because of any other breach not waived above.

6. No Waiver. The Agreement, as amended hereby, shall be and remain in full force and effect in accordance with its respective terms and hereby is ratified and confirmed in all respects. Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as a waiver of, or as an amendment of, any right, power, or remedy of Lender under the Loan Documents, as in effect prior to the date hereof. This Amendment does not constitute a novation.

7. Representations and Warranties. Borrower represents and warrants that the representations and warranties contained in the Agreement are true and correct as of the date of this Amendment unless such representation and warranty relates solely to an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date.

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8. Release.

(a) Borrower acknowledges that Lender would not enter into this Amendment without Borrower’s assurance hereunder. Except for the obligations arising hereafter under the Agreement, Borrower hereby absolutely discharges and releases Lender, any person or entity that has obtained any interest from Lender under the Agreement and each of Lender’s and such entity’s former and present partners, stockholders, officers, directors, employees, successors, assignees, agents and attorneys from any known or unknown claims which Borrower now has against Lender of any nature, including any claims that Borrower, its successors, counsel, and advisors may in the future discover they would have now had if they had known facts not now known to them, whether founded in contract, in tort or pursuant to any other theory of liability, including but not limited to any claims arising out of or related to the Agreement or the transactions contemplated thereby.

(b) Borrower waives the provisions of California Civil Code Section 1542, which states:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR

(c) The provisions, waivers and releases set forth in this section are binding upon Borrower and Borrower’s shareholders, agents, employees, assigns and successors in interest, and each and every party claiming rights by or through Borrower. The provisions, waivers and releases of this section shall inure to the benefit of Lender and its agents, employees, officers, directors, assigns and successors in interest.

(d) Borrower warrants and represents that Borrower is the sole and lawful owner of all right, title and interest in and to all of the claims released hereby and Borrower has not heretofore voluntarily, by operation of law or otherwise, assigned or transferred or purported to assign or transfer to any person any such claim or any portion thereof. Borrower shall indemnify and hold harmless Lender from and against any claim, demand, damage, debt, liability (including payment of attorneys’ fees and costs actually incurred whether or not litigation is commenced) based on or arising out of any assignment or transfer.

(e) The provisions of this section shall survive payment in full of the Obligations, full performance of all the terms of the Agreement, and/or Lender’s actions to exercise any remedy available under the Agreement or otherwise.

9. Consultation of Counsel. Borrower acknowledges that Borrower has had the opportunity to be represented by legal counsel of its own choice throughout all of the negotiations that preceded the execution of this Amendment. Borrower has executed this Amendment after reviewing and understanding each provision of this Amendment and without reliance upon any promise or representation of any person or persons acting for or on behalf of Lender. Borrower further acknowledges that Borrower and its counsel have had adequate opportunity to make whatever investigation or inquiry they may deem necessary or desirable in connection with the subject matter of this Amendment prior to the execution hereof and the delivery and acceptance of the consideration described herein.

10. Course of Dealing; Waivers. No course of dealing on the part of Lender or its officers, nor any failure or delay in the exercise of any right by Lender, shall operate as a waiver thereof, and any single or partial exercise of any such right shall not preclude any later exercise of any such right. Lender’s failure at any time to require strict performance by Borrower of any provision shall not affect any right of Lender thereafter to demand strict compliance and performance. Any suspension or waiver of a right must be in writing signed by an officer of Lender.

11. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

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12. Conditions to Amendment Effective Date. As a condition to the effectiveness of this Amendment (the “Amendment Effective Date”), Lender shall have received, in form and substance satisfactory to Lender, the following:

(a) this Amendment, duly executed by Borrower;

(b) an amount equal to all Lender expenses incurred through the date of this Amendment; and

(c) evidence of the effectiveness of Borrower’s Initial Public Offering;

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IN WITNESS WHEREOF, Lender and Borrower have caused this Second Amendment to Loan and Security Agreement to be duly executed by their duly authorized officers, respectively, as of the day and year first above written.

BORROWER:	TRULIA, INC., a Delaware corporation

	By:	/s/ Peter Flint
	Name:	Pete Flint
	Title:	CEO

Accepted in Palo Alto, California:

LENDER:

HERCULES TECHNOLOGY GROWTH CAPTIAL, INC., a Maryland corporation

By:	/s/ K. Nicholas Martitsch
Name:	K. Nicholas Martitsch
Its:	Associate General Counsel

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